AS FILED WITH THE U.S. SECURITIES AND EXCHANGE COMMISSION ON JULY 29, 2025

Registration Statement No. 333-288650

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

______________________

Amendment No. 2
to
FORM S-1
REGISTRATION STATEMENT
UNDER
THE SECURITIES ACT OF 1933

______________________

WHITEFIBER, INC.
(Exact name of Registrant as specified in its Charter)

______________________

Cayman Islands	7374	61-2222606
(State or other jurisdiction of incorporation or organization)	(Primary Standard Industrial Classification Code Number)	(I.R.S. Employer Identification No.)

31 Hudson Yards, Floor 11, Suite 30
New York, New York 10001
(212) 463-5121
(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

N/A
(Former name or former address, if changed since last report)

______________________

Sam Tabar
Chief Executive Officer
31 Hudson Yards, Floor 11, Suite 30
New York, New York 10001
(646) 801-0779
(Name, address, including zip code, and telephone number, including area code, of agent for service)

______________________

Copies to:

Laura Katherine Mann Bryson Manning White & Case LLP 609 Main Street Houston, TX 77002 Telephone: (713) 496-9700	Pratin Vallabhaneni Erica Hogan White & Case LLP 1221 Avenue of the Americas New York, NY 10020 Telephone: (212) 819-8200	Elliot H. Lutzker, Esq. Davidoff Hutcher & Citron LLP 605 Third Avenue, 34th Floor New York, NY 10158 Telephone: (646) 428-3210	Jeeho Lee, Esq. David Ni, Esq. O’Melveny & Myers LLP 1301 Avenue of the Americas, 17th Floor New York, NY 10019 Telephone: (212) 326-2000

______________________

Approximate date of commencement of proposed sale to the public: As soon as practicable after the effective date of this registration statement.

If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box. ☐

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, a smaller reporting company, or an emerging growth company. See the definitions of “large accelerated filer,” “accelerated filer,” “smaller reporting company” and “emerging growth company” in Rule 12b-2 of the Exchange Act.

Large accelerated filer	☐	Accelerated filer	☐
Non-accelerated filer	☒	Smaller reporting company	☒
		Emerging Growth Company	☒

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 7(a)(2)(B) of the Securities Act. ☐

The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933, as amended, or until the Registration Statement shall become effective on such date as the Securities and Exchange Commission, acting pursuant to Section 8(a), may determine.

The information in this prospectus is not complete and may change. We may not sell these securities, or accept an offer to buy these securities, until the Registration Statement filed with the Securities and Exchange Commission, of which this prospectus is a part, is effective. This prospectus is not an offer to sell these securities and is not soliciting offers to buy these securities in any jurisdiction where the offer or sale is not permitted.

PRELIMINARY PROSPECTUS	SUBJECT TO COMPLETION: DATED JULY 29, 2025

PROSPECTUS

WHITEFIBER, INC.

7,812,500 Ordinary Shares

This is the initial public offering of Ordinary Shares of WhiteFiber, Inc. We are offering 7,812,500 Ordinary Shares to be sold in this offering. We expect the initial public offering price per share to be in the range of $15.00 to $17.00 per share.

Currently, no market exists for our Ordinary Shares. We have applied to list our Ordinary Shares on the Nasdaq Capital Market under the symbol “WYFI.”

We are a “smaller reporting company” and an “emerging growth company,” each as defined under the federal securities laws and, as such, may elect to comply with certain reduced public company reporting requirements for this and future filings. See “Prospectus Summary — Implications of Being a Smaller Reporting Company” and “Prospectus Summary — Implications of Being an Emerging Growth Company.”

Upon the completion of this offering, Bit Digital, Inc. will hold approximately 77.6% of our issued and outstanding Ordinary Shares and will be able to exercise approximately 77.6% of the total voting power of our issued and outstanding Ordinary Shares immediately after the consummation of this offering (or approximately 75.1%, in each case, if the underwriters exercise their option in full to purchase additional Ordinary Shares). As a result, we will be a “controlled company” as defined under the Nasdaq Listing Rules and qualify for exemptions from certain Nasdaq corporate governance requirements. Although we do not intend to utilize any exemptions from the Nasdaq corporate governance standards upon completion of this offering, we may utilize any or all of these exemptions at any time at our discretion until we cease to be a “controlled company.” For more information including a more detailed description of risks related to being a “controlled company,” see “Prospectus Summary — Implications of Being a Controlled Company” and “Risk Factors — Risks Relating to Our Business and Industry — We will be a “controlled company” as defined under the Nasdaq Listing Rules. Although we do not intend to rely on the “controlled company” exemptions under the Nasdaq Listing Rules, we could elect to rely on one or more of these exemptions in the future and you will not have the same protection afforded to shareholders of companies that are subject to these corporate governance requirements.”

Certain of our and Bit Digital, Inc.’s directors and officers may purchase up to            ordinary shares in this offering on the same terms as the other investors participating in the offering.

Investing in our Ordinary Shares involves a high degree of risk. See “Risk Factors” beginning on page 20 to read about factors you should consider before buying our Ordinary Shares.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or passed upon the accuracy or adequacy of this prospectus. Any representation to the contrary is a criminal offense.

	Per Share	Total
Initial public offering price	$
Underwriting discount and commissions(1)	$
Proceeds, before expenses, to us	$

____________

(1)      See “Underwriting” for additional information regarding underwriting compensation.

We have granted a 30-day option to the underwriters to purchase up to 1,171,875 additional Ordinary Shares solely to cover over-allotments, if any.

The underwriters expect to deliver the Ordinary Shares to purchasers on or about            , 2025, through the book-entry facilities of The Depository Trust Company.

B. Riley Securities	Needham & Company
Macquarie Capital
Roth Capital Partners
Craig - Hallum	Clear Street

The date of this prospectus is            , 2025

i

Through and including         , 2025 (25 days after the date of this prospectus), all dealers that buy, sell or trade our Ordinary Shares, whether or not participating in this offering, may be required to deliver a prospectus. This is in addition to the dealers’ obligation to deliver a prospectus when acting as underwriters and with respect to their unsold allotments or subscriptions.

For investors outside of the United States:    Neither we nor any of the underwriters have done anything that would permit this offering or possession or distribution of this prospectus in any jurisdiction where action for that purpose is required, other than in the United States. Persons outside the United States who come into possession of this prospectus must inform themselves about, and observe any restrictions relating to, the offering of Ordinary Shares and the distribution of this prospectus outside of the United States.

ABOUT THIS PROSPECTUS

You should rely only on information contained in this prospectus any applicable prospectus supplement or any free writing prospectus filed by us with the Securities and Exchange Commission, or the SEC. Neither the delivery of this prospectus nor the sale of our securities means that the information contained in this prospectus is correct after the date of this prospectus.

This prospectus is not an offer to sell or the solicitation of an offer to buy our securities in any circumstances under which the offer or solicitation is unlawful or in any state or other jurisdiction where the offer is not permitted. The information contained in this prospectus is accurate only as of its date regardless of the time of delivery of this prospectus or of any sale of Ordinary Shares. Our business, financial condition, results of operations, and future growth prospects may have changed since that date.

Neither we nor the underwriters have authorized anyone to provide you with any information or to make any representations other than those contained in this prospectus or any applicable prospectus supplement or any free writing prospectuses prepared by or on behalf of us or to which we have referred you. Neither we nor the underwriters take responsibility for, and can provide no assurance as to the reliability of, any other information that others may give you. Neither we nor the underwriters will make an offer to sell these securities in any jurisdiction where the offer or sale is not permitted.

Unless the context indicates otherwise, references in this prospectus to the “Company,” “WhiteFiber” “we,” “us,” “our” and similar terms refer to WhiteFiber, Inc. and its combined subsidiaries after giving effect to the Reorganization (as defined below) and this offering.

MARKET AND INDUSTRY DATA

Unless otherwise indicated, information contained in this prospectus concerning our industry and the markets in which we operate, including our general expectations, market position, market opportunity, and market size, is based on information from various third-party industry and research sources, as well as assumptions that we have made that are based on those data and other similar sources, and on our knowledge of the markets for our products and services. This information involves a number of assumptions and limitations, and you are cautioned not to give undue weight to such estimates. While we believe the market position, market opportunity, and market size information included in this prospectus is generally reliable, information of this sort is inherently imprecise. In addition, projections, assumptions, and estimates of our future performance and the future performance of the industry in which we operate is necessarily subject to a high degree of uncertainty and risk due to a variety of factors, including those described in the section titled “Risk Factors” and elsewhere in this prospectus. These and other factors could cause results to differ materially from those expressed in the estimates made by the independent parties and by us.

NON-GAAP FINANCIAL MEASURES

This prospectus includes non-GAAP financial measures, including EBITDA and Adjusted EBITDA. EBITDA and Adjusted EBITDA are considered non-GAAP financial measures and are comparable to the corresponding GAAP measures of Net income. WhiteFiber believes these non-GAAP financial measures, in addition to corresponding GAAP measures, are useful to investors by providing meaningful information about operational efficiency compared to its peers by excluding the impacts of differences in tax jurisdictions and structures, debt levels and capital investment.

Management believes Adjusted EBITDA is a useful performance measure because it allows for an effective evaluation of the Company’s operating performance by excluding stock-based compensation as they are considered non-cash and not part of the Company’s core operations. Rating agencies and investors will also use EBITDA and Adjusted EBITDA to calculate WhiteFiber’s leverage as a multiple of EBITDA and Adjusted EBITDA. Additionally, EBITDA and Adjusted EBITDA are important metrics for debt investors who utilize debt to EBITDA and debt to Adjusted EBITDA ratios. WhiteFiber’s management uses these non-GAAP financial measures in conjunction with GAAP results when evaluating its operating results internally and calculating compensation packages and leverage as a multiple of EBITDA and Adjusted EBITDA to determine the appropriate method of funding operations of the Company.

EBITDA is calculated by adding back income taxes, interest expense and depreciation and amortization expense to net income. Adjusted EBITDA is calculated by adding back stock-based compensation to EBITDA.

These non-GAAP financial measures should not be considered as alternatives to, or more meaningful than, GAAP financial measures such as net income and are intended to be helpful supplemental financial measures for investors’ understanding of WhiteFiber’s operating performance. WhiteFiber’s non-GAAP financial measures are not standardized; therefore, it may not be possible to compare these financial measures with other companies’ EBITDA and Adjusted EBITDA measures having the same or similar names.

COMPANY AND SUBSIDIARIES

•        WhiteFiber, Inc. (“WhiteFiber”) was incorporated by Bit Digital as a Cayman Islands exempted company on August 15, 2024 under the name Celer, Inc., as a holding company for the HPC Business (as defined below).

•        WhiteFiber AI, Inc. (“WhiteFiber AI”) is a wholly-owned Delaware subsidiary of Bit Digital, incorporated on October 19, 2023 under the name Bit Digital AI, Inc. WhiteFiber AI has since been engaged in cloud services for AI applications through its wholly-owned subsidiaries.

•        WhiteFiber Iceland ehf (“WhiteFiber Iceland”) is a wholly-owned Icelandic subsidiary of WhiteFiber AI, incorporated by a third party on August 17, 2023 under the name Bit Digital Iceland ehf. WhiteFiber Iceland is directly and wholly-owned by WhiteFiber AI, is classified as a “controlled foreign corporation” for U.S. Federal Income tax purposes and is engaged in cloud services at the data center in Blönduós, Iceland.

•        WhiteFiber HPC, Inc. is a wholly-owned Delaware subsidiary of WhiteFiber AI, incorporated on June 27, 2024 under the name Bit Digital HPC, Inc. to conduct the HPC Business.

•        Enovum Data Centers Corp. (“Enovum”) is a wholly-owned Canadian subsidiary of WhiteFiber, through a Delaware general partner and limited partner in a Delaware operating partnership. Enovum was incorporated on July 13, 2023 and is now integrated into our HPC Business in Canada.

•        WhiteFiber Japan G.K. was incorporated as a company under the laws of Japan on May 22, 2025 and is a wholly-owned subsidiary of WhiteFiber AI.

GLOSSARY

Throughout this prospectus, we use a number of terms and concepts which are defined as follows:

•        A&R M&A:    the Amended and Restated Memorandum and Articles of Association filed of the Company to be adopted by the Company and filed with the Registrar of Companies of the Cayman Islands in connection with this offering.

•        Canadian dollars:    official currency of Canada. All Canadian dollar amounts in this prospectus have been converted to U.S. dollars at the then-prevailing rate reported by Bloomberg LLP on the date of the applicable transaction.

•        Capacity Agreement:    the letter agreement dated May 16, 2025 between Enovum and Duke Energy Carolinas, LLC (“Duke Energy”), pursuant to which Duke Energy agreed to use commercially reasonable efforts to provide energy to the Company’s Greensboro, North Carolina site (NC-1).

•        Colocation:    a colocation is a data center facility that rents out rack space to third parties for their servers or other network equipment. Colocation references the fact that servers and other equipment from many different companies are ‘co-located’ in one data center and/or that end client hardware is located in multiple data centers.

•        Commissioning:    in construction, commissioning or commissioning process is an integrated, systematic process to ensure that all building systems perform interactively according to the “design intent” through documented verification.

•        Companies Act:    Companies Act (Revised) of the Cayman Islands.

•        GPUs:    graphics processing units are specialized computer chips, designed for parallel processing of many pieces of data simultaneously, making them useful for machine learning and artificial intelligence.

•        Gross load:    the total electrical power demand of a data center, encompassing all equipment and infrastructure, including power for lighting, building systems, cooling systems, and other support infrastructure. Unless otherwise specified for a particular contract, all MW references are to gross capacity.

•        High-performance computing (“HPC”):    HPC is the practice of aggregating computing resources to gain performance greater than that of a single workstation, server, or computer.

•        IT load:    refers to the data center load that is consumed by customers and is dedicated to IT equipment such as servers, storage equipment and communication switches and routers.

•        N+1 cooling:    a type of redundancy. As applied to HVAC systems (cooling) it adds an extra unit to the required number, ensuring continuous operation during maintenance or failure.

•        2N UPS:    a fully redundant uninterruptible power supply (“UPS”) system, which means it has twice the necessary UPS capacity to guarantee no downtime due to power issues.

•        2N generators:    a system where there are two completely independent generators, essentially creating a fully redundant power source, meaning if one generator fails, the other can immediately take over without any interruption in power supply.

•        Neo-Cloud provider:    a Cloud provider specializing in AI infrastructure as a service.

•        On-demand computing:    a delivery model in which computing resources are made available to the user as needed. The resources are usually made available by a cloud service provider. On-demand computing normally provides computing resources such as storage capacity, or hardware and software applications.

•        Tier-3 data center:    data centers that are concurrently maintainable. Each and every capacity component and distribution path in a site can be removed on a planned basis for maintenance or replacement without impacting operations.

PROSPECTUS SUMMARY

This summary highlights selected information that is presented in greater detail elsewhere in this prospectus. This summary does not contain all of the information you should consider before investing in our Ordinary Shares. You should carefully read this prospectus in its entirety before investing in our Ordinary Shares, including the sections titled “Risk Factors,” “Cautionary Statement Regarding Forward-Looking Statements,” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations,” and our combined financial statements and the accompanying notes, provided elsewhere in this prospectus. Some of the statements in this prospectus constitute forward-looking statements. See the section titled “Cautionary Statement Regarding Forward-Looking Statements.” Unless the context otherwise requires, the terms “WhiteFiber, Inc.,” “the Company,” “we,” “us,” and “our” in this prospectus refer to WhiteFiber, Inc., an exempted company with limited liability incorporated and registered in the Cayman Islands, and our combined subsidiaries after giving effect to the Reorganization. Bit Digital, Inc. (“Bit Digital”), an exempted company with limited liability incorporated and registered in the Cayman Islands and our parent company, has entered into a Contribution Agreement to transfer 100% of the capital shares of its subsidiary, WhiteFiber AI, Inc. and its wholly-owned subsidiaries WhiteFiber HPC, Inc., WhiteFiber Japan G.K. and WhiteFiber Iceland, ehf (collectively, “WhiteFiber AI”) to the Company upon the effectiveness of the registration statement of which this prospectus is a part (collectively, the “Contribution”). This section assumes the Contribution has occurred.

Overview

We believe we are a leading provider of artificial intelligence (“AI”) infrastructure solutions. We own high-performance computing (“HPC”) data centers and provide cloud-based HPC graphics processing units (“GPU”) services, which we term cloud services, for customers such as AI application and machine learning (“ML”) developers (the “HPC Business”). Our Tier-3 data centers provide hosting and colocation services. Our cloud services support generative AI workstreams, especially training and inference. In connection with this offering, we are being carved out of Bit Digital, Inc. and will operate as a separate public company upon the completion of this offering.

Starting in October 2024, we significantly expanded our data center operations and capabilities by acquiring Enovum, a Tier-3 HPC data center platform based in Montreal, Canada. We currently operate a 4 MW (gross) AI data center located in Montreal, Canada (“MTL-1”). MTL-1 is a fully operational Tier-3 data center that is designed for HPC workloads. MTL-1’s full capacity is occupied by 14 customers under lease agreements with an average duration of approximately 30 months as of May 30, 2025. On December 27, 2024, we acquired the real estate and building for a build-to-suit 5 MW (gross) Tier-3 data center expansion project in Montreal (“MTL-2”).

On April 11, 2025 we announced that we had secured the rights to a new data center site in Saint-Jérôme, Québec, a suburb of Montreal (“MTL-3”), which will be a 7 MW (gross) Tier-3 data center. Subject to our receipt of all required permits, MTL-3 will support a previously announced 5 MW (IT load) colocation agreement with Cerebras Wafer Scale ULC Systems (“Cerebras”), a leader in generative AI infrastructure.

On May 20, 2025, we purchased a former industrial/manufacturing building together with the underlying land outside of Greensboro, North Carolina (the “Property”), which we intend to retrofit to create an HPC data center (“NC-1”). Pursuant to a Capacity Agreement between Enovum and Duke Energy, Duke Energy agreed to use commercially reasonable efforts to achieve 24 MW (gross) of service to the Property by September 1, 2025, 40 MW (gross) by April 1, 2026 and 99 MW (gross) within four years of May 16, 2025. Management believes based upon its review of the site and a Duke Energy preliminary transmission study, that the Property may receive and support up to 200 MW (gross) of total electrical supply over an extended period of time, subject to infrastructure upgrades, such as developing new substations and other conditions.

MTL-2, MTL-3 and NC-1 were identified and sourced through our confidential pipeline of development or acquisition opportunities under letters of intent or evaluation, which continues to grow and expand geographically throughout North America. The MTL-2 data center is expected to be completed and operational in the fourth quarter of 2025 with a one-month delay before it begins to generate revenue. MTL-3 is expected to be completed and operational in the fourth quarter of 2025 with a one-month delay before it begins to generate revenue. We estimate that the initial capacity of 24 MW (gross) for the NC-1 site will be completed and operational in the first quarter of 2026. Management expects the NC-1 site will start to generate revenue in May 2026. The MTL-2, MTL-3 and NC-1 facilities are in various stages of being retrofitted into data centers. The foregoing timelines and capacities are subject to change based on many factors required in order to commence operations, many of which are outside of our control. The construction phases associated with the completion of the applicable facility are done in parallel in a process defined as commissioning. This work consists of the buildout of interior systems and mechanical, electrical and regulatory construction. Once all building systems perform interactively according to “design intent,” the commissioning is complete and the facility can be turned on.

Based on their collective industry experience, our WhiteFiber data center team is adept at bringing new sites online on an accelerated timeline. We are aggressively pursuing our development pipeline and expect to add 12 MW (gross) of capacity, inclusive of the MTL-2 and MTL-3 sites, for total capacity of approximately 16 MW (gross), by the end of 2025. Management expects another 24 MW (gross) will be energized in the first quarter of 2026 and that an incremental 16 MW (gross) will be energized in the second quarter of 2026 for a total of 40 MW (gross) at the NC-1 site by the end of the second quarter of 2026. We intend to achieve an estimated 76 MW (gross) of total HPC data center capacity by the end of the fourth quarter of 2026, a target that is underpinned by assets including our MTL-2, MTL-3, and NC-1 facilities plus 20 MW (gross) of power that we expect to deliver from our confidential pipeline or through accelerating the number of energized MWs at NC-1 as compared to the timeline provided in the Capacity Agreement. As of June 30, 2025, our pipeline of potential data center projects represents approximately 1,300 MW (gross) under management review, including approximately 800 MW (gross) under non-binding and exclusive letters of intent, which may complement and accelerate future expansion. We follow a disciplined process prioritizing projects that are backed by customer lease commitments. In select cases, we may pursue early-stage acquisitions based on strong customer demand signals and defined commercialization pathways. Our ability to achieve our targeted MW capacity is conditioned upon our ability to obtain additional equity and/or debt financing, in addition to this offering.

In addition to providing highly desirable data center hosting capacity to our customers, our business model integrates WhiteFiber data center infrastructure and WhiteFiber cloud services to provide scalable, high-performance computing solutions for enterprises, research institutions, and AI and ML driven businesses. Our integrated approach aligns specialized data center operations with GPU-focused cloud services, addressing the unique requirements of AI and ML workloads. These workloads demand greater power density, advanced cooling solutions, and robust bandwidth to handle large-scale data transfers. By operating our data centers, we are able to provide the power to support our cloud services and we believe we can better meet the needs of AI and ML workloads and reduce the complexity associated with procuring power and connectivity from external vendors. We can also design our facilities to accommodate the higher heat loads generated by modern GPUs, potentially shortening deployment timelines for customers who require rapid expansion of their computing infrastructure. From a financial standpoint, our vertically integrated solution allows us to capture additional margin for both our data center and cloud services businesses, avoiding expenses that would otherwise be due to third-party providers.

Our WhiteFiber cloud services business provides cutting-edge, bespoke services involving a sophisticated array of computers and chips, including NVIDIA GPUs, servers, network equipment, and data storage solutions. We believe we provide our cloud services customers with the highest levels of performance and reliability while offering flexibility to scale with customer needs. We have developed a software layer to be integrated into our cloud services solutions that will assist our customers in the deployment of AI applications with superior performance. We currently offer our cloud services at a data center maintained by a third-party colocation provider in Iceland (the “Iceland Data Center”) and are negotiating with third-party providers to seamlessly integrate our cloud services at data centers across key regions in Europe, North America and Asia. In the fourth quarter of 2023, we secured our first cloud customer through a three-year Master Service Agreement dated November 9, 2023 to provide services using our advanced AI equipment. For the three months ended March 31, 2025 and 2024, our WhiteFiber cloud service business recognized revenue of $14.8 million and $8.1 million, respectively. Such revenue for the 12 months ended December 31, 2024 and 2023 was $45.7 million and $0, respectively. As of June 30, 2025, WhiteFiber had approximately 4,500 NVIDIA GPUs deployed, with approximately 4,000 GPUs under contract.

Reorganization and Relationship with Bit Digital

We are currently a wholly-owned subsidiary of Bit Digital. We intend to sell approximately 22.4% of our issued and outstanding Ordinary Shares to the public as part of this offering. We will enter into a Contribution Agreement with Bit Digital, pursuant to which Bit Digital will contribute its HPC business through the transfer of 100% of the capital shares of its cloud services subsidiary, WhiteFiber AI, Inc. and its wholly-owned subsidiaries WhiteFiber HPC, Inc., WhiteFiber Japan G.K. and WhiteFiber Iceland, ehf, to the Company, upon the effectiveness of the registration statement of which this prospectus is a part and prior to the consummation of this offering (the “Contribution”). In connection with the Contribution, we will issue 27,043,749 Ordinary Shares to Bit Digital, such that Bit Digital will own approximately 77.6% of our issued and outstanding Ordinary Shares upon the consummation of this offering (or approximately 75.1% if the underwriters exercise their option in full to purchase additional Ordinary Shares) (the “Bit Digital Issuance” and, collectively with the Contribution, the “Reorganization”).

Following this offering, certain of our directors, executive officers and other members of senior management will continue to serve as directors, officers and employees of Bit Digital. We have added additional executive officers and senior management to our senior executive team apart from those serving as officers and employees of Bit Digital. We have assembled a senior operating team with approximately 15 years of experience on average for each individual in the data center and cloud services industries. We will appoint additional independent directors upon the commencement of trading of our Ordinary Shares and will consider adding other professionals to our executive ranks in the future.

WhiteFiber data centers

We design, develop, and operate data centers, through which we offer our hosting and colocation services. Our operational data centers meet the requirements of the Tier-3 standard, including N+1 redundancy architecture, concurrent maintainability, uninterruptible power supply, advanced and highly reliable cooling systems, strict monitoring and management systems, 99.982% uptime and no more than 1.6 hours of downtime annually, service organization control SOC 2 Type 2, differentiated software supporting AI workloads, high density and robust bandwidth, and infrastructure to support AI workloads.

We acquired Enovum on October 11, 2024. The transaction included the lease to MTL-1, a fully operational and fully leased to customers 4 MW (gross) Tier-3 datacenter headquartered in Montreal, Canada. As of May 30, 2025, MTL-1 hosts over 5,000 GPUs, including NVIDIA H200s and H100s, on behalf of 14 customers across a variety of end markets.

On December 27, 2024, we acquired the real estate and building for a build-to-suit 5 MW (gross) Tier-3 data center expansion project near Montreal, Canada, which we refer to as MTL-2. MTL-2, a 160,000 square foot site that was previously used as an encapsulation manufacturing facility, is located in Pointe-Claire, Quebec. We initially funded the purchase of CAD $33.5 million (approximately USD $23.3 million) with cash on hand. We expect to invest approximately USD $23.6 million to develop the site to Tier-3 standards with an initial load of 5 MW (gross). MTL-2 is expected to be completed and operational in the fourth quarter of 2025 with a one-month delay before it begins to generate revenue.

In June 2025, we entered into a CAD $60 million (approximately USD $43.8 million) credit facility with the Royal Bank of Canada (“RBC”), which includes a USD $18.5 million non-revolving loan facility to refinance equipment costs and building improvements, and a USD $19.6 million non-revolving real estate term loan facility to refinance our purchase of MTL-2. We plan to retrofit the facility with advanced cooling technology, including direct-to-chip liquid cooling, which enhances energy efficiency and supports AI and other high-performance workloads with 150kW maximum rack density. We are collaborating with third parties to implement a heat reject loop to further enhance the sustainability profile of MTL-2. The facility will be powered by 100% renewable hydroelectricity provided by Hydro-Quebec. We have applied for expansion of our power capacity from Hydro-Quebec; however, no assurance can be given that it will be obtained. We anticipate dedicating MTL-2’s capacity to house GPUs for our cloud services business. As of June 2025, we enjoy significant embedded demand from existing customers and are in receipt of requests in excess of our short term MW availability.

As an example of the increasing demand for high density, AI-optimized colocation, in January 2025 we entered into a five-year colocation agreement with Cerebras, a leading AI hardware innovator. Cerebras is a pioneering Wafer Scale technology, which enables ultra-fast AI interface or some of the largest and most complex AI workloads in the world. Cerebras is launching six new data center sites in North America and chose WhiteFiber to be its partner for its first Canadian data center. Under the agreement, we will provide Cerebras 5 MW (IT load) of built-to suit data center infrastructure for a period of five years. The contract is expected to be fulfilled at MTL-3. Cerebras was granted a right of first refusal to purchase additional power capacity that becomes available at the MTL-3 site pursuant to the terms and conditions of the agreement.

In April 2025, we entered into a lease for MTL-3. The MTL-3 facility spans approximately 202,000 square feet on 7.7 acres and is being developed as a 7 MW (gross) Tier-3 data center. It will support current contracted capacity with Cerebras (5 MW IT Load), with future expansion potential subject to utility approvals. The transaction was executed under a lease-to-own structure which includes an exclusive fixed-price purchase option of CAD $24.2 million (approximately USD $17.3 million) exercisable by December 2025. The lease term is 20 years, with two 5-year extensions at our option. Subject to our receipt of all required permits, the facility is being retrofitted to Tier-3 standards, with development costs expected to total approximately USD $41 million, and is expected to be completed and operational in the fourth quarter of 2025, with a one-month delay before we expect to begin to generate revenue. We believe that our agreement with Cerebras demonstrates our ability to deliver sophisticated, high-performance colocation solutions tailored for next-generation AI workloads. We intend to support Cerebras’s computing needs with our expertly designed data center infrastructure, delivering the reliability and scalability essential for AI innovation.

On May 20, 2025 (the “Closing Date”), we completed the purchase of NC-1, a former industrial/manufacturing building outside of Greensboro, North Carolina, as well as certain machinery and equipment located thereon, for a cash purchase price of $45 million. The purchase price will increase by (i) $8 million, if Duke Energy actually provides, or provides an Electric Services Agreement providing for, at least 99 MW (gross) within two years of the Closing Date or (ii) $5 million, if Duke Energy actually provides, or provides an Electric Services Agreement providing for, at least 99 MW (gross) more than two years but less than three years after the Closing Date. Additionally, the purchase price will increase by an additional $200,000 per MW over 99 MW (gross) up to a maximum of $5 million if at least 99 MW (gross) are actually delivered, or Duke Energy provides an Electric Services Agreement for the provision of at least 99 MW (gross), within four years of the Closing Date. Separately, we entered into the Capacity Agreement with Duke Energy pursuant to which Duke Energy agreed to use commercially reasonable efforts to achieve 24 MW (gross) of service to the Property by September 1, 2025, 40 MW (gross) by April 1, 2026 and 99 MW (gross) within four years of May 16, 2025. Management believes based upon its review of the site and a Duke Energy preliminary transmission study, that the Property may receive and support up to 200 MW (gross) of total electrical supply over an extended period of time, subject to infrastructure upgrades, such as developing new substations and other conditions.

We use a well-defined set of criteria to select our data center sites. We typically target sites with proximity to metro areas and partial infrastructure in place, where we are retrofitting rather than developing greenfield projects. Metropolitan areas are positioned for low-latency to address long-term, specialized AI computer inference needs, and smaller sites reduce risks. A retrofit entails sourcing and acquiring an existing industrial building with underutilized, in-place power connectivity. The period of time from when a site is purchased until construction can begin varies from location to location depending upon, among other things, obtaining required permits and the availability of construction supplies and contractors. Average build time for retrofits is intended to be approximately six months from commencement of construction, which we believe is approximately one-third to one-half of the industry average development timeline for greenfield projects. This average building time is based upon senior management’s experience at Enovum prior to its acquisition by the Company, as well as their experience prior to Enovum. We also prioritize sites offering opportunities to increase site power over time, enabling our HPC data centers to grow with customer demand. In addition, we selectively target certain larger opportunities with 50 MW (gross) of power or more, subject to customer demand, to drive AI-driven compute super-clusters. Finally, we prioritize sites powered by sustainable, green energy sources and locked-in power when available. Additionally, to enhance sustainability of certain of our data center projects, we are undertaking heat repurposing projects in connection with sustainability and commercial and residential projects.

We have developed a software capability, called WhiteFiber Cloud AI, which is intended to link GPU clusters across multiple sites, leveraging existing dark fiber networks connecting smaller data centers within a radius of approximately 80 kilometers. One of the first customers to utilize this application is the platform Shadeform. Shadeform provides an AI compute marketplace where customers can request paid access to compute resources. By productizing cross-data center operation, we intend to create a single supercluster, enabling us to sidestep potential fragmentation problems and dynamically “borrow” compute or storage resources from any site. We believe that this approach will enable us to overcome scale limitations, optimize performance and provide built-in redundancy.

We believe that our HPC data center development and operating model provides highly attractive unit economics for our investors. We estimate that our capital expenditure requirement to develop a cutting edge, Tier-3 data center is between $7 and $9 million per gross MW, which excludes a targeted real estate acquisition cost of approximately $1 million per gross MW. Consistent with common industry practice, we anticipate that approximately 70% of this capital expenditure budget will be financed with facility-level debt, with the remaining capital expenditure requirement to be equity financed. Based on ongoing discussions with prospective customers, we anticipate that the average contract term for our AI and ML-focused enterprise and GPU compute customers will be 30 months to 7 years. If a data center project is able to achieve our estimates of approximately $1 million of real estate acquisition costs per gross MW, approximately $8 million of development cost per gross MW, approximately $1.6 million in revenue per gross MW, an EBITDA margin of approximately 75%, and a disposition cap rate of approximately 7.0% on a five-year holding period, we estimate such data center project will yield an unlevered pre-tax return of approximately 30%.

WhiteFiber Cloud Services

We provide specialized cloud services to support generative AI workstreams, especially training and inference, emphasizing cost-effective utility and tailor-made solutions for each client. We are an authorized NVIDIA Preferred Partner through the NVIDIA Partner Network (“NPN”), an authorized partner with Super Micro Computer Inc.®, an authorized Communications Service Provider (“CSP”) with Dell (through Dell’s exclusive distributor in Iceland, Advania), an official partnership with Hewlett Packard Enterprise, and a commercial relationship with Quanta Computer, Inc. (“QCT”). Based on management’s knowledge of the industry, we are proud to be among the first service providers to offer H200, B200, and GB200 servers. We provide a high-standard service level with an Uptime Percentage* ≥ 99.5%.

The economics of our cloud services business have historically driven attractive returns. If our cloud service business is able to achieve our estimates of costs of approximately $42,000 for a B200 GPU that generates approximately $20,000 of revenue in year one at an EBITDA margin between 75% and 80%, we believe that we can generate an unlevered pre-tax IRR of approximately 30%.

We are actively engaged in research and development efforts to enhance our cloud services capabilities for our customers. For example, we developed WhiteFiber Cloud AI, which is intended to link GPU clusters across multiple sites, leveraging existing dark fiber networks connecting smaller data centers within a radius of approximately 80 kilometers. This will provide significant flexibility as scaling is required to accelerate development of AI applications. In addition, we are working on advanced interconnect technologies like InfiniBand (“IB”) or RDMA over Converged Ethernet (“RoCE”). When combined with cross-data center links, these ensure that training jobs can be distributed without bottlenecks or high latency. We expect that such enhancements will be implemented across our customer base in the first quarter of 2026. By emphasizing scale, performance, and reliability, we believe that we will be positioned to maximize customer retention while pricing our services at a premium to those offered by our competitors.

We expect to leverage a global network of data centers for hosting capacity for our GPU business, in many instances, by negotiating with third-party providers to seamlessly integrate our cloud services at data centers across key regions in Europe, North America and Asia. Our initial data center partnership through which we lease capacity is at Blönduós Campus, Iceland, offering a world-class operations team with certified technicians and reliable engineers. The facility has 45kW rack density and 6 MW (gross) total capacity. We have executed contracts for 5MW (gross) at the data center. The center’s energy source is 100% renewable energy, mainly from Blanda Hydro PowerStation, the winner of an IHA Blue Planet Award in 2017. On October 23, 2023, Bit Digital announced that it had commenced AI operations by signing a binding term sheet with a customer (the “Initial Customer”) to support the customer’s GPU workloads. In January 2025, we executed a new agreement to supply the Initial Customer 464 B200 GPUs for an 18 month term beginning on June 30, 2025, worth approximately $15 million of targeted annualized revenue assuming the Initial Customer utilizes the GPUs at full capacity for the duration of the contract. The Initial Customer elected to defer the commencement date until August 20, 2025, which is the latest date under the agreement. As of June 30, 2025, we have eight contracted customers. Currently, MTL-1 hosts customer contracts with an average term of 2.5 years, MTL-2 hosts customer contracts with an average term of 5 years and MTL-3 hosts customer contracts with an average term of 5 years.

In August 2024, we executed a binding term sheet with Boosteroid Inc. (“Boosteroid”), a global cloud gaming provider, pursuant to which we finalized initial orders of 489 GPUs, projected to generate approximately $7.9 million in revenue in the aggregate through November 2029, assuming Boosteroid utilizes the GPUs at full capacity for the duration of the contract. The GPUs were delivered to respective data centers across the U.S. and Europe and began earning revenue in November 2024. On October 9, 2024, we executed a Master Services and Lease Agreement (the “MSA”) with Boosteroid, pursuant to which Boosteroid may, from time to time, lease certain equipment, including GPUs, from the Company upon delivery of a purchase order. The MSA provides the general terms and conditions for such equipment leases. Pursuant to the MSA, we are granted a right of first refusal with respect to the next 5,000 servers that Boosteroid leases during the term of the MSA. The MSA provides Boosteroid with the option to expand in increments of 100 servers up to 50,000 servers, representing a revenue opportunity of approximately $700 million over the five-year term assuming Boosteroid utilizes the GPUs and services at full capacity for the duration of the contract. Expansion depends upon the internal development roadmap of Boosteroid. Boosteroid has full discretion to decide when and the quantity to pursue separate source orders (for GPU servers) under the MSA.

Industry Overview

We compete in the large and rapidly growing data center and cloud services markets. The data center market refers to the industry dedicated to designing, building, and managing data centers, essential for storing, processing, and managing vast amounts of digital information, including for AI and ML applications. These centers house servers, networking equipment, power and cooling and storage systems, ensuring seamless and secure data operation.

The cloud services market represents the transmission of computer services, including storage, analytics, databases, networking, and intelligence, via the internet (referred to as “the cloud”). Our cloud services business is a NeoCloud provider, with differentiated services supporting AI workloads and specializing in deploying optimized infrastructures that include not just GPU fleets but also network accelerators, high-speed storage, software solutions, advanced orchestration tools, high-performance interconnects, edge computing capabilities, innovative cooling solutions, security and compliance features, 24/7 managed services, and hybrid cloud integrations. This infrastructure is essential for managing the massive data and computing demands of AI and ML training and inference tasks.

It is standard for GPU hardware clusters, used in the rendering of cloud services, to be remotely housed in data centers, making these two segments highly related and synergistic. Specially designed data centers host the hardware needed to provide HPC cloud services, and these are commonly referred to as HPC data centers. According to experts at Schneider Electric, the industry is shifting away from traditional data centers that typically hosted 10kW racks to newer 100kW racks that support HPC needs. We only design and develop HPC data centers, giving us a competitive advantage over operators of traditional data center capacity.

Data Centers

According to McKinsey & Company, power demand for data centers in the U.S. — driven by the need for digital and AI capabilities — is expected to reach 298 gigawatts by 2030, up from 60 gigawatts in 2024. McKinsey estimates that data centers will amount to 11.7% of total U.S. power demand in 2030. Based on our knowledge of the industry, we believe we are leaders in the markets that are critical for these capabilities, and, as a result, we believe we are well positioned to benefit from the growth of this sector.

According to Prescient and Strategic Intelligence, Data-Center Market Size and Analysis, Trends, Drivers, Competitive Landscape and Forecast (2024-2030), the global data center market was valued at $342 billion in 2023 and is anticipated to reach $622.4 billion by 2030, expanding at a CAGR of 10.5% during 2024-2030. As of 2023, the data center services segment, which provides a range of offerings including consulting, maintenance, and management to optimize the performance and reliability of data center infrastructure, represented about 34.2% of the industry. The solutions segment, which refers to the technological offerings that fulfill key functions within data center infrastructure, comprised about 65.8% of the industry. The solutions segment represents both hardware and software elements, encompassing servers, storage systems, advanced power systems, infrastructure networking equipment, and management software.

The data center market is propelled by growing demands for cloud computing services, big data analytics, and digital transformation. According to McKinsey & Company, by 2030, 70% of data centers expected to be developed will be for advanced AI, and 92% of companies plan to increase AI investments across the board. Key contributors to this dynamic landscape are technology firms, real estate developers, and service providers. Together, they play a vital role in the ongoing evolution of data center infrastructure, adapting to meet the expanding requirements of the digital era and ensuring the seamless operation of critical digital services across various industries. The increasing global demand for cloud computing, where we compete as a cloud services provider, is a major driver of data centers, underlining the inherent synergies between our businesses.

WhiteFiber Cloud Services

The global could AI infrastructure market is forecasted to grow from $60.5 billion in 2024 to $363.4 billion in 2030, a compound annual growth rate of approximately 35%, according to research published by Mordor Intelligence. The major factors driving the cloud services market growth are increasing digital transformation across businesses, growing internet and mobile device adoption across the globe, and, most notably, increased usage of large data sets. Moreover, cloud services are favored by customers due to low capital investment, resource scalability, and a high degree of accessibility. The rise of the system of connected devices, edge computing, 5G, and real-time analytics driven by AI and ML is anticipated to increase the market value of cloud technology across different businesses.

Our Competitive Strengths

Robust customer acquisition capabilities within large and growing total addressable markets.    As described above, both the data centers and cloud services sectors are currently undergoing a well-documented surge in demand, driven in part by the proliferation of AI models, agents and applications, and constraints on available supply. This growth is demonstrated by our ability to pre-sign end users prior to committing capital for expansions, both for new data center sites and for GPU procurement. Our HPC data center business enjoys significant embedded demand from existing customers and, as of June 2025, is in receipt of requests in excess of our short-term MW availability. We expect that this demand will also enable us to extend the average duration of our customer contracts. Finally, across our business units, we have invested in building robust sales, marketing, and customer acquisition teams, and in developing our go-to-market strategy, including initiatives aimed at acquiring new customers through strategic partners, outbound outreach, industry events, and third-party referral agents.

Confidential pipeline of WhiteFiber data center opportunities with scalable, differentiated development capabilities.    Based on management’s prior experience, we believe our WhiteFiber data center team are experts at sourcing attractive new development opportunities. Our management has previously identified and executed on high-value data center sites, often in competitive or constrained power markets, such as Montreal, Quebec and Madison, North Carolina. Their internal capabilities span site selection, power procurement, permitting and scalable design. These are complimented by deep industry relationships that provide early access to off-market or strategic opportunities. Thanks to this capability as of June 30, 2025, our pipeline of potential data centers represents approximately 1,300 MW (gross) projects under management’s review, including approximately 800 MW (gross) under non-binding and exclusive letters of intent with potential customers.

Our opportunity pipeline contains multiple sites for retrofit or brownfields. However, certain opportunities could from time to time necessitate a greenfield project that entails a ground-up development. Our development team members are specialists at retrofits, having successfully delivered 75 MW (gross) of retrofit projects over their careers. They have identified and executed on high-value data center sites, often in competitive constrained power markets. Their internal capabilities span site selection, power procurement, permitting, and scalable design. These are complemented by deep industry relationships that provide early access to off-market or strategic opportunities. The Company’s current pipeline reflects this advantage, with multiple active and vetted development prospects. This approach provides a significant time-to-market advantage over traditional greenfield projects, since it eliminates much of the time and uncertainty associated with securing new power agreements and vertical construction permits. As a result, the average build time for retrofits, based on senior management’s experience at Enovum even prior to its acquisition by the Company, is approximately six months from commencement of construction. We believe, based on our knowledge of the industry, this is approximately one-third to one-half of the industry average development timeline for greenfield projects.

As a result of these and other strategies, we believe we achieve significant cost advantages. Management estimates that our average build-out cost per MW (gross) is approximately $7 to $9 million, as compared to an industry average of approximately $12 million per MW (gross).

Modern, strategically located data center portfolio.    Our MTL-1 site, as well as our sites under development, are intended to be modern, high quality facilities built on Tier-3 infrastructure, with industry leading certifications, including SOC 2 Type 2, reflecting the highest standard of security controls. Our MTL-2, MTL-3 and NC-1 projects are intended to feature direct-to-chip liquid cooling. We believe this will position us to capitalize on surging demand for AI and other HPC workloads. Our MTL-1, MTL-2, and MTL-3 sites are located in Montreal, a key market for data centers attributable to its cold climate, affordable green power, and robust fiber network infrastructure. These factors, collectively, contribute to customer demand for Montreal facilities. Our NC-1 site, is located in the key data center corridor running along the U.S. East coast, where eight hyperscaler data centers are located within a 100 mile radius of our facility.

Complementary strategic integration of data center infrastructure and cloud services businesses.    Our business model includes integration of HPC data center infrastructure and cloud services to provide scalable, high-performance computing solutions for enterprises, research institutions, and AI and ML driven businesses. Whether by optimizing cooling strategies for dense GPU clusters or ensuring multi-ISP connectivity for uninterrupted data flows, we believe our combined HPC data center and cloud services businesses set a higher benchmark for speed, reliability, and overall client satisfaction in the AI and HPC space. Through vertical integration, we are able to provide power to support our cloud service needs and also empowered to respond with agility to both emerging hardware trends and the real-time usage metrics gleaned from our cloud services. Instead of retrofitting third-party data center infrastructure or juggling multiple outside vendors, we can proactively tailor the entire data center stack to deliver high-performance, future-proof solutions for customers. By integrating cloud services with our data center infrastructure, we believe we are well-positioned to capitalize on the growing demand for AI and HPC workloads, capturing margin at both tiers of a vertically integrated value chain and reducing supplier dependency.

Differentiated management team with deep experience in data center and cloud infrastructure development.    Our management team comprises individuals drawing on diverse knowledge and skill sets acquired through extensive experience in data centers, real estate and REITs, and the technology sector. Our leadership also incorporates extensive strategic expertise in finance and capital markets. We augmented our management team with the acquisition of Enovum with 20 years plus of data center development experience and through other recent key hires, optimally positioning the team to continue driving our data center and cloud services growth.

Our Growth Strategies

Complete build-out and maximize revenue from current data center projects.    Leveraging our development capabilities, we intend to complete our MTL-2 facility in the fourth quarter of 2025, our MTL-3 facility in the fourth quarter of 2025, and the first 24 gross MW (gross) of NC-1 in the first quarter of 2026. While NC-1 is expected to be completed in the first quarter of 2026, management expects it will start generating revenue in May of 2026. These time periods are based upon the commissioning of the construction and buildout of the facilities. Further, we expect there is potential to increase revenue from certain of our existing sites by securing additional allocations of utility power, subject to our receipt of funding and required permits through ongoing engagement with the utility and relevant authorities. We aim to demonstrate the economic value and readiness of our sites to support incremental load growth, while also monitoring infrastructure upgrades and interconnection queue developments that may enable expanded allocations over time. Finally, at certain new and existing sites, we intend to deploy natural gas fuel cell generation technology to increase available power and revenue potential. We expect to achieve this by partnering with third-party energy providers to deploy natural gas-powered fuel cell systems on or near our data center sites. These systems can be deployed modularly and connected behind the meter, allowing us to supplement utility power, support additional compute deployments, and increase site revenue without relying solely on the utility grid. We are currently evaluating proposals and permitting pathways to enable these installations where economically and operationally viable.

In our MTL-2 site, for example, we can potentially increase the existing utility power by over a multiple of four, allowing us to maximize revenue per square foot, if we are able to obtain expansion of our power capacity from Hydro-Quebec, of which there is no assurance.

Rapidly and strategically scale our proprietary data center expansion pipeline.    To complement our existing HPC data center portfolio, we intend to rapidly develop additional sites from our expansion pipeline. In doing so, we will target selected locations to secure a strategic presence across North America. We are committed to offering extensive geographical coverage to seamlessly support our clients’ operations while minimizing latency. By developing a robust HPC data center platform across North America, we expect to enhance redundancy, mitigate geo-location risks, and ensure our services are available where clients need them most. We expect our strategically placed WhiteFiber data centers in smaller urban areas, which we term edge data centers, will deliver carrier hotel-level connectivity, while our larger deployments will power AI-driven computing super-clusters, driving innovation and efficiency.

Focus on next-generation data center designs and infrastructure.    Our data center designs feature high density racks and direct-to-chip cooling architecture to enable our customers’ AI, ML and other HPC workloads. We will continuously analyze emerging trends in an effort to develop future-proof designs that accommodate increasing densities, while addressing our clients’ current needs with practical solutions. Leveraging the latest advances in direct-to-chip cooling, we expect to support both rapidly growing standard clusters and customized high-performance deployments, ensuring efficiency, scalability, and innovation to meet current and future demand.

Leverage our unique technology strategy and strategic relationships to grow revenue from existing and new customers.    Our technology team has developed in-house software to streamline the delivery of cloud services for a wider variety of customers, including those with the highest performance, reliability, and security requirements. This will allow us to differentiate our cloud services offering from those of other cloud providers that only offer basic services, such as limited storage, networking and computing performance tiers, and limited delivery options (e.g., bare-metal, virtualized, or containerized exclusively).

We also intend to leverage existing strategic relationships to secure new customers and increase revenue from existing customers. We are currently targeting small and medium-sized customers with high returns. Such relationships include OEM and ODM suppliers and data center planning partners. For example, we have a co-marketing agreement in place with NVIDIA as a function of being a NVIDIA Preferred Partner through the NPN and with Hewlett Packard Enterprise, as a function of being accepted into their partnership program. With Super Micro Computer, Inc., we have early access to next generation computing platforms for testing and evaluation. We are working with vendors, such as Canopy Wave, Semper Victus IT, and Trainy.AI, to rapidly plan and deploy innovative HPC cluster designs. Our partnerships enable lead and customer sharing to rapidly identify customers who will uniquely benefit from our offerings.

Prudently source and allocate growth capital.    We have limited leverage, as we have primarily financed our growth to date with equity. This has provided us with the opportunity to incur prudent leverage to fund our growth and enhance returns to our shareholders. This was confirmed with our entry into a CAD $60 million (approximately USD $43.8 million) credit facility in June 2025 with RBC. In our data center business, we believe we are in a position to utilize well-priced first mortgage and corporate facilities from both Canadian and U.S. commercial banks. Within our cloud service business, we anticipate utilizing equipment leasing facilities to limit our equity capital commitments. While we will benefit from access to public equity, we will also continue to explore private equity financings in the form of joint ventures with institutional partners. We believe that our access to these varied alternatives will provide us the ability to optimize our cost of capital. See “Management’s Discussion and Analysis of Financial Condition and Results of Operations — Liquidity and Capital Resources.”

Strategic Relationships

Financing

Based on management’s knowledge of the industry we believe that there is market demand from institutional private equity investors for exposure to the types of projects in our data center pipeline and our capability to develop them. We believe that we are well positioned to capitalize on this demand by forming one or more equity joint ventures. Doing so would provide us access to a differentiated and non-dilutive source of private equity capital to fund our projects, and deliver a durable stream of cash flows in the form of management fee income for our services.

In June 2025 we entered into a credit facility for up to a CAD $60 million (approximately USD $43.8 million), debt financing with RBC primarily to support the refinancing of our MTL-2 data center. The funds are available for borrowing and will be utilized together with the proceeds of this offering to support the refinancing of our MTL-2 data center. See “Use of Proceeds” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations — Liquidity and Capital Resources”.

Technology

We have established formal relationships with leading technology providers, including NVIDIA, Super Micro, Dell, Hewlett Packard Enterprise, Super Micro and Quanta Computing. These partnerships enable us to access and deploy the most advanced computing hardware, ensuring that our clients benefit from cutting-edge technology and optimized performance. Our collaboration with these industry leaders allows us to stay at the forefront of high-performance computing and AI infrastructure.

In addition, we have a formal agreement with Shadeform to offer on-demand compute services powered by NVIDIA B200 GPUs. This partnership enhances our ability to provide scalable, high-performance AI and HPC solutions to enterprise customers, enabling them to access state-of-the-art computing resources without the need for upfront infrastructure investment.

Our data center business leverages a diverse mix of vendors across multiple geographies to source equipment cost-effectively while mitigating supply chain disruptions. By maintaining a broad supplier network, we reduce reliance on any single vendor and enhance our ability to procure best-in-class solutions at competitive prices. This approach strengthens our operational resilience and supports our ability to scale efficiently.

Reasons for the Reorganization and this Offering

In addition to providing highly desirable data center hosting capacity to our customers, our business model integrates WhiteFiber data center infrastructure and WhiteFiber cloud services to provide scalable, high-performance computing solutions for enterprises, research institutions, and AI and ML driven businesses. Our integrated approach aligns specialized data center operations with GPU-focused cloud services, addressing the unique requirements of AI and ML workloads. These workloads demand greater power density, advanced cooling solutions, and robust bandwidth to handle large-scale data transfers. By operating our data centers, we are able to provide the power to support our cloud services and we believe we can better meet the needs of AI and ML workloads and reduce the complexity associated with procuring power and connectivity from external vendors. We can also design our facilities to accommodate the higher heat loads generated by modern GPUs, potentially shortening deployment timelines for customers who require rapid expansion of their computing infrastructure. From a financial standpoint, our vertically integrated solution allows us to capture additional margin for our cloud services business, avoiding expenses that would otherwise be due to third-party providers.

Capital allocation optimization.    The Reorganization will allow for the breakout of our financial results, which will facilitate evaluation of our HPC Business. In turn, this will enable investors to separately value WhiteFiber and Bit Digital based on their distinct operating and investment identities. We believe that this may increase the availability and reduce the cost of capital for us.

Risk Reduction.    Separating our HPC Business from the digital assets business of Bit Digital is a crucial strategic move to insulate the HPC Business from the inherent risks associated with the volatile digital assets industry. The cryptocurrency industry’s inherent risks include sudden market downturns, regulatory changes, and fluctuating asset values, all of which can have a substantial impact on overall financial health.

Exigency.    The board of directors of Bit Digital deems the separation of the HPC Business from the digital assets business urgent in order to unlock what Bit Digital believes may be significant financial and operational value for shareholders. We believe that the HPC business is well-positioned for rapid growth and requires capital for expansion.

Alignment of incentives with performance objectives.    This offering will facilitate equity-based and other incentive compensation arrangements for employees more directly tied to the performance of each business, and enhance employee hiring and retention by, among other things, improving the alignment of management and employee incentives with performance and growth objectives.

Recent Developments

Preliminary Financial Results for the Three Months Ended June 30, 2025

Our financial results for the three months ended June 30, 2025 are not yet complete and will not be available until after the completion of this offering. Accordingly, we are presenting below certain preliminary estimated and unaudited data for the three months ended June 30, 2025. The estimated unaudited data set forth below are preliminary and actual results remain subject to the completion of our financial close processes and management’s final reviews of our financial data for the three months ended June 30, 2025. Such estimated and unaudited data constitute forward-looking statements based solely on information available to us as of the date of this prospectus. These estimates should not be viewed as a substitute for our full interim or annual financial statements prepared in accordance with U.S. generally accepted accounting practices (“U.S. GAAP”). Further, our preliminary estimated results are not necessarily indicative of the results to be expected for any future period as a result of various factors, including, but not limited to, those discussed in the sections titled “Risk Factors” and “Cautionary Statement Regarding Forward-Looking Statements.”

The preliminary estimates presented below have been prepared by, and are the responsibility of, management. Audit Alliance LLP, our independent registered public accounting firm, has not audited, reviewed, compiled, or performed any procedures with respect to the preliminary financial information. Accordingly, Audit Alliance LLP does not express an opinion or any other form of assurance with respect thereto.

Once our quarter-end financial closing process is completed, we may report financial results and other data that could differ, although we do not expect the actual results to differ materially from those reflected in the preliminary estimates. The following information and estimates contain certain forward-looking statements. While we believe that such information and estimates are based on reasonable assumptions, our actual results may vary. Factors that could cause the preliminary estimated and unaudited data to differ include, but are not limited to: (i) additional adjustments in the calculation of, or application of accounting principles for, the financial results for the quarter ended June 30, 2025; and (ii) discovery of new information that affects accounting estimates, management judgment, or impacts valuation methodologies underlying these estimated results.

We have presented the following preliminary estimated and unaudited data for the three months ended June 30, 2025:

	Three months ended June 30, 2025
	Estimated
(In thousands)	Low	High
Statement of Operations Data:
Revenue	$17,735,575	$19,602,477
Revenue from cloud services	16,086,583	17,779,907
Revenue from colocation services	1,648,992	1,822,570
Cost of Revenue (exclusive of depreciation)	$6,687,866	$7,391,852
Cost of revenue – cloud services	6,071,564	6,710,676
Cost of revenue – colocation services	616,302	681,176

Below we have provided information regarding comparisons to the same period in 2024 for context.

Revenue

Revenue from cloud services

We expect preliminary unaudited revenue from cloud services for the three months ended June 30, 2025 will be approximately $16.1 million to $17.8 million, as compared to $12.5 million for the same period in 2024, an increase of approximately 28.7% to 42.3%, respectively. The estimated increase in revenue is primarily attributable to growth in the number of cloud services customers and an increase in the number of GPU servers subscribed.

Revenue from colocation services

We expect preliminary unaudited revenue from colocation services for the three months ended June 30, 2025 will be approximately $1.6 million to $1.8 million, as compared to $1.3 million for the same period in 2024, an increase of approximately 23.1% to 38.5%, respectively. The estimated increase in revenue is primarily attributable to additional colocation services contracted with existing customers, as well as the signing of additional new customers near the end of 2024 as a result of our acquisition of Enovum. Revenue for the three months ended June 30, 2024 does not reflect our acquisition of Enovum in October 2024.

Costs of Revenue

Cost of revenue — cloud services

We expect preliminary cost of revenue from cloud services (exclusive of depreciation) for the three months ended June 30, 2025, to be $6.1 million to $6.7 million as compared to $4.6 million for the same period in 2024, an increase of approximately 32.6% to 45.7%, respectively. The estimated increase in cost of revenue (exclusive of depreciation) is primarily attributable to an increase in the number of subscribed GPU servers, which resulted in a $0.8 million increase in datacenter lease expense, a $0.5 million increase in electricity costs, and a $0.2 million increase in miscellaneous maintenance expenses. In addition, IT management service expense increased by $0.4 million in the current period, as this cost was not incurred in the prior-year quarter.

Cost of revenue — colocation services

We expect preliminary cost of revenue from colocation services (exclusive of depreciation) for the three months ended June 30, 2025, to be $616 thousand to $681 thousand as compared to $450 thousand for the same period in 2024, an increase of approximately 36.9% to 51.3%, respectively. The estimated increase in cost of revenue (exclusive of depreciation) is primarily due to the higher electricity consumption and additional staffing costs from the increased capacity at our MTL-1 site.

Our Corporate Information

Our executive office is located at 31 Hudson Yards, Floor 11, Suite 30, New York, New York 10001, and our phone number is (212) 463-5121. Our principal website address is www.whitefiber.com. The information contained on, or accessible through, our website is not a part of, and is not incorporated into, this prospectus. We have included our website address only as an inactive textual reference and do not intend it to be an active link to our website. You should not rely on our website or any such information in making your decision whether to purchase our Ordinary Shares.

Channels for Disclosure of Information

Following the closing of this offering, we intend to announce material information to the public through filings with the SEC, the investor relations page on our website, press releases, public conference calls and public webcasts. The information disclosed through the foregoing channels are intended to be sources of material information about the Company. As such, we encourage investors, the media and others to follow the channels listed above and to review the information disclosed through such channels. Any updates to the list of disclosure channels through which we will announce information will be posted on the investor relations page on our website.

Implications of Being a Smaller Reporting Company

We are a “smaller reporting company” as defined in the Exchange Act. We may take advantage of certain of the scaled disclosures available to smaller reporting companies so long as the market value of our voting and non-voting Ordinary Shares held by non-affiliates is less than $250 million measured on the last business day of our second fiscal quarter, or our annual revenue is less than $100 million during the most recently completed fiscal year and the market value of our Ordinary Shares held by non-affiliates is less than $700 million measured on the last business day of our second fiscal quarter.

Implications of Being an Emerging Growth Company

We had less than $1.235 billion in revenue during our last fiscal year. As a result, we qualify as an “emerging growth company” as defined in the Jumpstart Our Business Startups Act of 2012 (the “JOBS Act”), and may take advantage of reduced public reporting requirements. These provisions include, but are not limited to:

•        being permitted to present only two years of audited financial statements and only two years of related Management’s Discussion and Analysis of Financial Condition and Results of Operations in our filings with the SEC;

•        not being required to comply with the auditor attestation requirements of Section 404(b) of the Sarbanes-Oxley Act of 2022 (the “Sarbanes Oxley Act”) and Section 14(a) and (b) of the Securities Exchange Act of 1934 in the assessment of our internal control over financial reporting;

•        reduced disclosure obligations regarding executive compensation in periodic reports, proxy statements and registration statements; and

•        exemptions from the requirements of holding a non-binding advisory vote on executive compensation and shareholder approval of any golden parachute payments not previously approved.

We may take advantage of these provisions until the last day of our fiscal year following the fifth anniversary of the date of the first sale of our Ordinary Shares pursuant to this offering. However, if certain events occur before the end of such five-year period, including if we become a “large accelerated filer,” if our annual gross revenues exceed $1.235 billion or if we issue more than $1.0 billion of non-convertible debt in any three-year period, we will cease to be an emerging growth company before the end of such five-year period.

Section 107 of the JOBS Act provides that an emerging growth company can take advantage of the extended transition period provided in Section 7(a)(2)(B) of the Securities Act of 1933, as amended (the “Securities Act”), for complying with new or revised accounting standards. We have elected to take advantage of this extended transition period.

Implications of Being a Controlled Company

Bit Digital, our parent, will own approximately 77.6% of the voting power of our Ordinary Shares following this offering (or approximately 75.1% if the underwriters in full exercise their option to purchase additional Ordinary Shares) and we will be a “controlled company” as defined under the Nasdaq Listing Rules. For so long as we are a “controlled company”, we are permitted to elect to rely, and may rely, on certain exemptions from corporate governance rules, including:

•        an exemption from the rule that a majority of our board of directors must be independent directors;

•        an exemption from the rule that requires a compensation committee comprised entirely of independent directors with a written charter addressing the committee’s purpose and responsibilities; and

•        an exemption from the rule that our director nominees must be selected or recommended solely by independent directors or by a nominations committee that consists entirely of independent directors with a written charter or board resolution addressing the nominations process.

Although we do not intend to rely on the “controlled company” exemptions under the Nasdaq Listing Rules, we could elect to rely on one or more of these exemptions in the future. If we elect to rely on any such exemptions, you will not have the same protections afforded to shareholders of companies that are subject to these corporate governance requirements. Our status as a “controlled company” could cause our Ordinary Shares to look less attractive to certain investors or otherwise harm the trading price of the Ordinary Shares. Please see “Risk Factors — Risks Related to WhiteFiber Ordinary Shares — We will be a “controlled company” as defined under the Nasdaq Listing Rules. Although we do not intend to rely on the “controlled company” exemptions under the Nasdaq Listing Rules, we could elect to rely on one or more of these exemptions in the future and you will not have the same protection afforded to shareholders of companies that are subject to these corporate governance requirements.”

Summary of Risk Factors

Investing in our Ordinary Shares involves a high degree of risk and uncertainties. The following list contains a summary of the material risks, but not all, of these risks and uncertainties. You should carefully consider the risks and uncertainties described in the section of this prospectus entitled “Risk Factors”, together with all of the other information in this prospectus, before making a decision to invest in our Ordinary Shares. If risks or uncertainties occur, our business, operating results, financial condition, and future prospects could be adversely affected, potentially in a material way which could result in a partial or complete loss of your investment. Such risks include, but are not limited to the following:

•        our new services and changes to existing services could fail to attract or retain users or generate revenue and profits;

•        failure to effectively manage our growth;

•        we evaluate opportunities to grow our business through strategic acquisitions, investments, and joint ventures that involve numerous risks and uncertainties;

•        the loss of any member of our management team, our inability to execute an effective succession plan, or our inability to attract and retain qualified personnel;

•        cyberattacks and security breaches of cloud services, or those impacting our third parties;

•        supply chain disruptions;

•        evolving business model subject to various uncertainties;

•        we may be negatively impacted by future litigation, claims or investigations, or import tariffs and/or other government mandates;

•        general risk such as: Acquisition, disposal, and impairments of assets or facilities; the cyclical nature of large infrastructure projects; labor negotiations or disputes; inability of contract counterparties to meet their contractual obligations; or inability to effectively integrate any acquired companies;

•        we do not have patents protecting our intellectual property and we may not be able to prevent the unauthorized use of our intellectual property;

•        we face intense competition in the cloud services industry and may not be able to compete with other companies. If we do not continue to innovate and provide cloud services to our customers and partners, we may not remain competitive;

•        we may be unable to access sufficient additional capital equity and debt financing needed to grow our business;

•        we face intense competition in the data centers operations and may not be able to compete with other companies;

•        we depend upon third-party suppliers for power, and we are vulnerable to service failures and price increases by such suppliers and to volatility in the supply and price of power in the open market;

•        a curtailment or disruption in energy supply in Iceland, Canada or the U.S. due to regulations and policies implemented by their respective governments, which prioritize energy supply, may cause a substantial disruption or discontinuance of WhiteFiber’s data centers’ operations;

•        any delays or unexpected costs in the development of any new properties acquired for development;

•        WhiteFiber’s cloud services and/or HPC data centers could be adversely impacted by climate change;

•        even if we have additional space available for lease at any one of our data centers, our ability to lease this space to existing or new customers could be constrained by our ability to provide sufficient electrical power;

•        WhiteFiber has no history of operating as an independent, public company;

•        after this offering, certain members of management, directors and shareholders will hold key positions and hold shares in both WhiteFiber and Bit Digital, and as a result may face actual or potential conflicts of interest;

•        our cloud services are subject to complex and evolving U.S. and foreign laws and regulations regarding AI, machine learning, and automated decision making;

•        failure to comply with governmental regulations and other legal obligations related to data privacy, data protection and information security;

•        our business may be adversely affected by future changes in the European Union’s regulations related to AI, which could be reflected in Icelandic and European Union countries’ domestic laws and regulations;

•        impact of advancements in AI on demand for AI and HPC data centers may reduce the need for HPCs and AI-specific data center infrastructure;

•        future issuances of preference shares may concentrate voting control with holders of our preference shares, should we issue any, and the holders of such preference shares may not be aligned with the interests of our other shareholders;

•        Bit Digital will have significant voting power to control significant corporate actions and its interests may be different from and may conflict with our interests or the interests of our other shareholders;

•        you may face difficulties in protecting your interests as a shareholder, as Cayman Islands law provides different protection when compared to the laws of the United States and it may be difficult for a shareholder of ours to effect service of process or to enforce judgements obtained in the U.S. courts;

•        you may experience difficulties in effecting service of legal process and enforcing judgments against us and our management, and the ability of U.S. authorities to bring actions abroad;

•        if we are classified as a passive foreign investment company, United States taxpayers who own our Ordinary Shares may have adverse United States federal income tax consequences;

•        we do not expect to pay or declare dividends on our Ordinary Shares;

•        we will not receive potential tax or income benefits associated with REIT investments; and

•        we are a smaller reporting company and an emerging growth company within the meaning of the Securities Act and may take advantage of certain reduced reporting requirements.

The Offering

Securities Offered by Us:	7,812,500 Ordinary Shares, $0.01 par value each (or 8,984,375 Ordinary Shares if the underwriters exercise their over-allotment option in full).
Over-allotment Option:	We have granted the underwriters a 30-day option to purchase up to an additional 1,171,875 Ordinary Shares.
Ordinary Shares to be Issued and Outstanding after this Offering:	34,856,250 Ordinary Shares (or 36,028,125 Ordinary Shares if the underwriters exercise their over-allotment option in full).
Use of Proceeds:

We estimate that the net proceeds to us from this offering will be approximately $113.2 million, or approximately $130.6 million if the underwriters exercise their option in full to purchase additional Ordinary Shares, after deducting the underwriting discount and estimated offering expenses payable by us. We expect to use the proceeds to partially fund the lease or purchase of additional property on which to build additional WhiteFiber data centers; to construct those facilities; to enter into additional energy service agreements for each additional site; purchase GPUs, servers and other AI equipment; for potential acquisitions, partnerships and joint ventures; research and development, and to fund our working capital and general corporate purposes.

We will require additional debt financing in order to fully accomplish the specified uses of the proceeds of this offering. We also may elect to raise additional capital opportunistically.

See “Use of Proceeds”.

Lock-up:

We, our directors, director nominees and executive officers and Bit Digital have agreed with the underwriters not to offer for sale, issue, sell, contract to sell, pledge or otherwise dispose of any of our Ordinary Shares or securities convertible into Ordinary Shares as described in further detail in the prospectus, for a period of 180 days after the date of this prospectus. See “Underwriting”.

Dividend Policy:

We intend to retain all available funds and any future earnings for use in the operation of our business and do not anticipate paying any dividends on our Ordinary Shares in the foreseeable future. Any future determination to declare dividends will be made at the discretion of our board of directors and will depend on our financial condition, operating results, capital requirements, general business conditions, and other factors that our board of directors may deem relevant.

Risk Factors:

Investing in our securities is highly speculative and involves a significant degree of risk. See “Risk Factors” beginning on page 20 and other information included in this prospectus for a discussion of factors you should carefully consider before deciding to invest in our securities.

Listing:	We have applied to list our Ordinary Shares on the Nasdaq Capital Market under the symbol “WYFI.”

Prior to the consummation of the offering all of our issued and outstanding Ordinary Shares were held by Bit Digital. In connection with the Contribution, we will issue 27,043,749 Ordinary Shares to Bit Digital, such that Bit Digital will own approximately 77.6% of our issued and outstanding Ordinary Shares upon the consummation of this offering (or approximately 75.1% if the underwriters exercise their option in full to purchase additional Ordinary Shares).

Unless otherwise indicated or the context otherwise requires, the information presented in this prospectus:

•        assumes no exercise by the underwriters of their option to purchase additional Ordinary Shares to cover over-allotment, if any;

•        gives effect to our A&R M&A, which will be adopted immediately prior to the consummation of this offering;

•        assumes an initial public offering price of $16.00 per ordinary share, which is the midpoint of the estimated price range set forth on the cover page of this prospectus;

•        assumes the issuance of 27,043,749 Ordinary Shares to be issued to Bit Digital in the Bit Digital Issuance; and

•        does not include the 4,000,000 Ordinary Shares reserved for issuance under our 2025 Omnibus Equity Plan, including the issuance upon the commencement of trading of our Ordinary Shares on the Nasdaq Capital Market of RSUs with a value of $120,000 based on the initial public offering price to Ms. Ichi Shih, Chair of the Company’s Audit Committee.

SUMMARY HISTORICAL AND PRO FORMA COMBINED FINANCIAL AND OPERATING DATA

The following table presents the selected historical combined financial data for WhiteFiber and its subsidiaries as of and for the periods and dates indicated. It also includes selected unaudited pro forma combined financial data as of and for periods and dates indicated. The historical combined financial statements reflect the results of operations and assets and liabilities of WhiteFiber AI, incorporated on October 19, 2023. The selected pro forma combined data is presented assuming the completion of the acquisition of Enovum and the Reorganization. WhiteFiber had no significant assets, liabilities or operations prior to the acquisition of Enovum on October 11, 2024.

We will enter into a Contribution Agreement with Bit Digital, pursuant to which Bit Digital will transfer its HPC business by contributing 100% of the capital shares of its subsidiary, WhiteFiber AI, Inc. and its wholly-owned subsidiaries WhiteFiber HPC, Inc., WhiteFiber Japan G.K. and WhiteFiber Iceland, ehf to the Company, upon the effective date of the registration statement of which this prospectus is a part and prior to the consummation of this offering (collectively, the “Reorganization”).

The selected combined financial data for the three months ended March 31, 2025 and 2024, and as of March 31, 2025 were derived from our unaudited combined financial statements. The selected combined financial data for the year ended December 31, 2024 and for the period from October 19, 2023 to December 31, 2023, and as of December 31, 2024 and 2023, were derived from our audited combined financial statements. The selected unaudited pro forma combined income data for the three months ended March 31, 2025 and for the year ended December 31, 2024, have been derived from WhiteFiber’s unaudited pro forma combined financial statements included elsewhere in this prospectus.

The selected historical combined financial data set forth below should be read in conjunction with “Management’s Discussion and Analysis of Financial Condition and Results of Operations”, “Unaudited Pro Forma Combined Financial Statements,” and the audited combined financial statements and the notes thereto and other information included in this prospectus. The selected historical combined financial data reflects WhiteFiber’s results as historically operated as a part of Bit Digital, and these results may not be indicative of its future performance as a stand-alone company following the separation and distribution.

	Pro Forma		Historical
	For the Three Months Ended March 31, 2025	For the Year Ended December 31, 2024	For the Three Months Ended March 31, 2025	For the Three Months Ended March 31, 2024	For the Year Ended December 31, 2024	For the Period From October 19, 2023 to December 31, 2023
Statement of Operations Data Year:
Revenues	$16,767,516	$51,176,381	$16,767,516	$8,169,332	$47,639,237	$—
Gross profit	10,116,839	29,755,380	10,116,839	5,012,005	27,423,406	—
Gross margin	60%	58%	60%	61%	58%	—
Net income (loss)	851,888	(4,236,113)	1,427,836	826,510	1,369,842	(1,225,949)
Net income margin	5%	(8)%	9%	10%	3%	N/A
Other Data:
EBITDA	5,445,578	14,317,985	5,852,083	3,898,378	18,755,425	(1,224,122)
EBITDA margin	32%	28%	35%	48%	39%	N/A
Adjusted EBITDA	5,583,591	17,858,682	5,990,096	3,989,536	21,926,122	(371,048)
Adjusted EBITDA margin	33%	35%	36%	49%	46%	N/A
	Po Forma as of March 31, 2025	Historical as of
		March 31, 2025	December 31, 2024	December 31, 2023
Balance Sheet Data:
Cash and Equivalents	$141,824,593	$9,083,232.00	$11,671,984.00	$652,566.00
Working capital	139,737,145	6,038,071.00	744,298.00	(7,492,496.00)
Total assets	430,614,950	279,777,398.00	229,132,863.00	78,927,726.00
Total liabilities	96,818,954	59,152,865.00	59,406,108.00	29,277,487.00
Total equity	$333,795,996	$220,624,533.00	$169,726,755.00	$49,650,239.00

____________

*        The unaudited pro forma condensed balance sheet reflects related adjustments for the execution of a Credit Facility with RBC on June 18, 2025, as if such financing arrangement had occurred as of March 31, 2025.

Non-GAAP Financial Measures

•        The selected historical combined financial data includes financial information prepared in accordance with accounting principles generally accepted in the U.S. (“GAAP”), as well as EBITDA and Adjusted EBITDA. WhiteFiber defines EBITDA as net income before interest expense, taxes and depreciation, depletion and amortization. WhiteFiber defines Adjusted EBITDA as EBITDA adjusted to exclude stock-based compensation.

•        EBITDA and Adjusted EBITDA are considered non-GAAP financial measures and are comparable to the corresponding GAAP measures of Net income. WhiteFiber believes these non-GAAP financial measures, in addition to corresponding GAAP measures, are useful to investors by providing meaningful information about operational efficiency compared to its peers by excluding the impacts of differences in tax jurisdictions and structures, debt levels and capital investment. Management believes Adjusted EBITDA is a useful performance measure because it allows for an effective evaluation of the Company’s operating performance by excluding stock-based compensation as they are considered non-cash and not part of the Company’s core operations. Rating agencies and investors will also use EBITDA and Adjusted EBITDA to calculate WhiteFiber’s leverage as a multiple of EBITDA and Adjusted EBITDA. Additionally, EBITDA and Adjusted EBITDA are important metrics for debt investors who utilize debt to EBITDA and debt to Adjusted EBITDA ratios. WhiteFiber’s management uses these non-GAAP financial measures in conjunction with GAAP results when evaluating its operating results internally and calculating compensation packages and leverage as a multiple of EBITDA and Adjusted EBITDA to determine the appropriate method of funding operations of the Company. EBITDA is calculated by adding back income taxes, interest expense and depreciation and amortization expense to net income. Adjusted EBITDA is calculated by adding back stock-based compensation to EBITDA. These non-GAAP financial measures should not be considered as alternatives to, or more meaningful than, GAAP financial measures such as net income and are intended to be helpful supplemental financial measures for investors’ understanding of WhiteFiber’s operating performance. WhiteFiber’s non-GAAP financial measures are not standardized; therefore, it may not be possible to compare these financial measures with other companies’ EBITDA and Adjusted EBITDA measures having the same or similar names.

The following information reconciles net income to EBITDA and EBITDA to Adjusted EBITDA.

	Pro Forma		Historical
	For the Three Months Ended March 31, 2025	For the Year Ended December 31 2024	For the Three Months Ended March 31, 2025	For the Three Months Ended March 31, 2024	For the Year Ended December 31, 2024	For the Period From October 19, 2023 to December 31, 2023
Reconciliation of non-GAAP income from operations:
Net income	$851,888	$(4,236,113)	$1,427,836	$826,510	$1,369,842	$(1,225,949)
Depreciation and amortization expenses	4,206,742	19,636,517	3,829,644	2,881,527	16,511,406	—
Income tax expense	386,948	(1,082,419)	594,603	190,341	874,177	1,827
EBITDA	5,445,578	14,317,985	5,852,083	3,898,378	18,755,425	(1,224,122)

Adjustments:
Share-based compensation expenses	138,013	3,540,697	138,013	91,158	3,170,697	853,074
Adjusted EBITDA	$5,583,591	$17,858,682	$5,990,096	$3,989,536	$21,926,122	$(371,048)

RISK FACTORS

Investing in our Ordinary Shares involves a high degree of risk. You should carefully consider the risks and uncertainties described below, together with all of the other information in this prospectus, before making a decision to invest in our Ordinary Shares. The risks and uncertainties described below are not the only ones we face. Additional risks and uncertainties that we are unaware of or that we currently believe are immaterial may also become important factors that adversely affect our business. If any of the following risks or uncertainties occur, our business, operating results, financial condition, and future prospects could be materially and adversely affected, potentially in a material way which could result in a partial or complete loss of your investment. Some statements in this prospectus, including such statements in the following risk factors, constitute forward-looking statements. See the section entitled “Cautionary Statement Regarding Forward-Looking Statements.”

General Risks Related to WhiteFiber’s Business

Our new services and changes to existing services could fail to attract or retain users or generate revenue and profits, or otherwise adversely affect our business.

WhiteFiber’s ability to retain and increase our customer base and to increase our revenue depends heavily on our ability to continue to evolve our existing services and to create successful new services, both independently and in conjunction with third parties. We may introduce significant changes to our existing services or acquire or introduce new and unproven services, including using technologies with which we have little or no prior development or operating experience. These efforts, including the introduction of new services or changes to existing services, may result in new or enhanced governmental or regulatory scrutiny, litigation, ethical concerns, or other complications that could adversely affect our business, reputation, or financial results. If our new services fail to engage users or developers, or if our business plans are unsuccessful, we may fail to attract or retain users or to generate sufficient revenue, operating margin, or other value to justify our investments, and our business may be adversely affected.

WhiteFiber operates in a capital-intensive industry and is subject to capital market and interest rate risks.

WhiteFiber’s operations require significant capital investment to purchase and maintain the property and equipment required to provide specialized infrastructures to support generative AI work streams. In addition, WhiteFiber’s operations include a significant level of fixed and semi-fixed costs. Consequently, WhiteFiber will rely on capital markets, as sources of liquidity for capital requirements for growth. If WhiteFiber is unable to access capital at competitive rates, the ability to implement business plans, make capital expenditures or pursue acquisitions it would otherwise rely on for future, growth may be adversely affected. For example, without obtaining additional debt financing, WhiteFiber will not have sufficient funds to retrofit NC-1 into a HPC data center or achieve its estimated 76 MW (gross) of total HPC data center capacity by the end of the fourth quarter of 2026 and other growth strategies. Market disruptions may increase the cost of borrowing or adversely affect WhiteFiber’s ability to access one or more financial markets. Such market disruptions could include:

•        a significant economic downturn;

•        the financial distress of unrelated industry leaders in the same line of business;

•        deterioration in capital market conditions;

•        turmoil in the financial services industry;

•        volatility in GPU prices;

•        terrorist attacks;

•        war; or

•        cyberattacks.

If we raise additional equity financing, our shareholders may experience significant dilution of their ownership interests, and the per share value of our WhiteFiber Ordinary Shares could decline. Furthermore, if we engage in debt financing, the holders of debt will have priority over the holders of our Ordinary Shares on order of payment preference. We may be required to accept terms that restrict or limit our ability to, among other things:

•        Pay cash dividends to our shareholders, subject to certain limited exceptions;

•        Redeem or repurchase our Ordinary Shares or other equity;

•        Incur additional indebtedness;

•        Permit liens on assets;

•        Make certain investments (including through the acquisition of stock, shares, partnership or limited liability company interests, any loan, advance or capital contribution);

•        Sell, lease, license, lend or otherwise convey an interest in a material portion of our assets; and

•        Sell or otherwise issue Ordinary Shares or other share capital subject to certain limited exceptions.

These restrictions may limit our ability to obtain additional financing, withstand downturns in our business or take advantage of business opportunities.

From time to time we evaluate and potentially consummate strategic investments, combinations, joint-ventures, acquisitions or alliances, which could require significant management attention, disrupt our business and adversely affect our financial results.

We evaluate and consider strategic investments, combinations, joint-ventures, acquisitions or alliances in cloud services or WhiteFiber data centers or related businesses around the globe in order to grow our busines. These transactions could be material to our financial condition and results of operations if consummated. If we are able to identify an appropriate business opportunity, we may not be able to successfully consummate the transaction and, even if we do consummate such a transaction, we may be unable to obtain the benefits or avoid the difficulties and risks of such transaction.

Strategic investments or acquisitions will involve risks commonly encountered in business relationships, including:

•        difficulties in assimilating and integrating the operations, personnel, systems, data, technologies, products and services of the acquired business;

•        inability of the acquired technologies, products or businesses to achieve expected levels of revenue, profitability, productivity or other benefits;

•        difficulties in retaining, training, motivating and integrating key personnel;

•        diversion of management’s time and resources from our normal daily operations;

•        difficulties in successfully incorporating licensed or acquired technology and rights into our businesses;

•        difficulties in maintaining uniform standards, controls, procedures and policies within the combined organizations;

•        difficulties in retaining relationships with customers, employees and suppliers of the acquired business;

•        risks of entering markets, in parts of the United States, Canada and/or abroad, in which we have limited or no prior experience;

•        failure to successfully further develop the acquired technology;

•        liability for activities of the acquired business before the acquisition, including intellectual property infringement claims, violations of laws, commercial disputes, tax liabilities and other known and unknown liabilities;

•        potential disruptions to our ongoing businesses; and

•        unexpected costs and unknown risks and liabilities associated with strategic investments or acquisitions.

We may not make any investments or acquisitions, or any future investments or acquisitions may not be successful, may not benefit our business strategy, may not generate sufficient revenues to offset the associated acquisition costs or may not otherwise result in the intended benefits. In addition, we cannot assure you that any future investment in or acquisition of new businesses or technology will achieve market acceptance or prove to be profitable.

Any future acquisitions also could result in the issuance of shares, incurrence of debt, contingent liabilities or future write-offs of intangible assets or goodwill, any of which could have a negative impact on our cash flows, financial condition and results of operations. Integration of an acquired company may also disrupt ongoing operations and require management resources that otherwise would be focused on developing and expanding our existing business. We may experience losses related to potential investments in other companies, which could harm our financial condition and results of operations. Further, we may not realize the anticipated benefits of any acquisition, strategic alliance or joint venture if such investments do not materialize.

To finance any acquisitions or joint ventures, we may choose to issue Ordinary Shares, preference shares or a combination of debt and equity as consideration, which could significantly dilute the ownership of our existing shareholders. Additional funds may not be available on terms that are favorable to us, or at all. If the price of our Ordinary Shares is low or volatile, we may not be able to acquire other companies or fund a joint venture project using shares as consideration.

If we are unable to obtain the anticipated benefits from these transactions, or if we encounter difficulties in integrating any acquired operations with our business, our financial condition and results of operations could be materially harmed.

If we fail to effectively manage our growth, our business, financial condition and results of operations could be harmed.

We are a development stage company with a small management team and are subject to the strains of ongoing development and growth, which will place significant demands on our management and our operational and financial infrastructure. Although we may not grow as we expect, if we fail to manage our growth effectively or to develop and expand our managerial, operational and financial resources and systems, our business and financial results would be materially harmed.

Our preliminary financial information represents management’s current reconciliation and are subject to change.

The preliminary estimated financial results contained in “Prospectus Summary — Recent Developments — Preliminary Financial Results for the Three Months Ended June 30, 2025” represents only preliminary financial results and is based on information available to management as of the date of this prospectus. Our actual financial results for the three months ended, June 30, 2025 are subject to the completion of our financial statements as of such date and for such period. Such actual financial results will not be available until after this offering is completed. Our actual financial results for the three months ended, June 30, 2025 may differ from the preliminary estimated financial results we have provided as a result of completion of our final adjustments, review by our independent registered public accountants and other developments arising between now and the time that our financial results for such period are finalized.

The preliminary estimated financial information included in this prospectus has been prepared by, and is the responsibility of, our management. Audit Alliance LLP, our independent registered public accounting firm, has not audited, reviewed, examined, compiled, nor applied agreed-upon procedures with respect to the preliminary financial information. Accordingly, Audit Alliance LLP does not express an opinion or any other form of assurance with respect thereto. See the other risks described in this section and “Cautionary Statement Regarding Forward-Looking Statements” for additional information regarding factors that could result in differences between these preliminary and the actual financial results we will report for the quarterly period ended June 30, 2025.

Our customers frequently make advance payments based on anticipated future usage.

In our cloud service business, customers often make advance payments to finance the equipment they intend to purchase from us. If we are unable to meet the contract requirements or deliver GPU clusters to their satisfaction for any reason, we may be obligated to refund these deposits.

In our colocation Data Center Hosting Business, customers typically pay a month in advance based on their projected demand. If we are unable to provide the services as expected for any reason, we would be required to issue a credit or refund the difference to the customer. Any such refunds or issuances of credit could have an adverse effect on our business, results of operations, and financial condition.

Dependence on joint ventures and other local partners could adversely affect our profits.

We intend to conduct some operations through joint ventures in which unaffiliated third parties may control or have significant influence on the operations of the joint venture. As with any joint venture arrangement, differences in views among the joint venture participants may result in the joint venture operating in a manner that is contrary to our preference, delayed decisions or in failures to agree on major issues. These factors could have a material adverse effect on the business and results of operations of our joint ventures and, in turn, our business and combined results of operations. In addition to joint ventures, we may rely on local third-party partners in foreign jurisdiction, as we do in Iceland, to provide various services in support of our cloud services and HPC data center businesses, including installation, service and technical support, as well as the provision of equipment and personnel. If a local partner is unwilling or unable to deliver its services for any reason including, but not limited to, a dispute with us, the deterioration of its financial condition or a loss of personnel, we may be unable to engage an alternative partner or subcontractors to perform the same services, or on terms substantially similar to those with our existing partners. The failure to do so may cause us to breach the terms of existing contracts, impede our ability to complete orders, and/or result in damage to our customer relationships in that jurisdiction, any of which may damage our reputation and have a material adverse effect on our business in the impacted jurisdiction.

If one of our customers were to obtain exclusive rights to open source technologies that we employ across our businesses, our ability to realize significant operating efficiencies could be jeopardized.

Our business model leverages our ability to share significant open source technological innovations across cloud services, our data centers and customers. If one of our customers were to obtain exclusive rights to what are now open source technologies we employ across our businesses, we could be limited in obtaining essential supplies at competitive costs and sharing research and development costs across our businesses. As a result, our ability to realize significant operating efficiencies by modifying our existing or new data centers utilizing these technologies and our ability to serve all our customers could be jeopardized, which could materially adversely affect our business, results of operations and future prospects.

The loss of any member of our management team, our inability to execute an effective succession plan, or our inability to attract and retain qualified personnel could adversely affect our business.

Our success and future growth will depend to a significant degree on the skills and services of our management team, including Mr. Sam Tabar, our Chief Executive Officer, and Mr. Erke Huang, our Chief Financial Officer. Mr. Tabar and Mr. Huang will provide their services to us for up to 24 months on a transitional basis pursuant to the terms of the Transition Services Agreement. During such transition period, they will continue to hold the same position with Bit Digital. We have also recently hired several key members of Senior Management including executive officers Billy Krassakopoulos, CEO of Enovum, who is President of WhiteFiber, and Thomas Sanfilippo, Chief Technology Officer, in order to grow WhiteFiber’s business. We will need to continue to grow our management in order to alleviate pressure on our existing team and in order to continue to develop our business. If our management team, including any new hires that we may make, including any new hires we make to replace Mr. Tabar and Mr. Huang during the transition period, fails to work together effectively and to execute our plans and strategies on a timely basis, our business could be harmed. Furthermore, if we fail to execute an effective contingency or succession plan with the loss of any member of management, the loss of such management personnel may significantly disrupt our business.

The loss of key members of management could inhibit our growth prospects. Our future success also depends in large part on our ability to attract, retain and motivate key management and operating personnel. As we continue to develop and expand our operations, we may require personnel with different skills and experiences who have a sound understanding of our business. The market for highly qualified personnel in our industry is very competitive, and we may be unable to attract or retain such personnel. If we are unable to attract or retain such personnel, our business could be harmed.

WhiteFiber’s operations may be negatively affected if it is unable to obtain, develop and retain key personnel and skilled labor forces.

WhiteFiber must attract, develop and retain executive officers and other professional, technical and labor forces with the skills and experience necessary to successfully manage, operate and grow. We have recently hired certain key personnel for WhiteFiber, as well as the management team of Enovum. However, competition for these employees is high, due, in part, to the nascent HPC Business workforce. In some cases, competition for these employees is on a regional, national, or global basis. At times of low unemployment, it may be difficult for WhiteFiber to attract and retain qualified and affordable personnel. A shortage in the supply of skilled personnel creates competitive hiring markets, increased labor expenses, decreased productivity and potentially lost business opportunities to support WhiteFiber’s operating and growth strategies. Additionally, if WhiteFiber is unable to hire employees with the requisite skills, it may be forced to incur significant training expenses. As a result, WhiteFiber’s ability to maintain productivity, relationships with customers, competitive costs, and quality services is limited by the ability to employ, retain and train the necessary skilled personnel and could negatively affect its results of operations, financial position and cash flows.

If we cannot maintain our corporate culture as we grow, we could lose the innovation, collaboration and focus that contribute to our business.

We believe that a critical component of our success is our corporate culture, which we believe fosters innovation, encourages teamwork and cultivates creativity. As we continue to grow, we may find it difficult to maintain these valuable aspects of our corporate culture. Any failure to preserve our culture could negatively impact our future success, including our ability to attract and retain employees, encourage innovation and teamwork and effectively focus on and pursue our corporate objectives.

Cybersecurity incidents and threats including cyberattacks, ransomware attacks and security breaches of cloud services and our information systems, or those impacting our third parties, could adversely impact our brand and reputation and our business, operating results, and financial condition.

Our cloud services involve the collection, storage, processing, and transmission of confidential information, employee, service provider, and other personal data. We have built our cloud services on the premise that we maintain a secure way to secure, store, and transact in cloud services. As a result, any actual or perceived security breach of us or our third-party partners may:

•        harm our reputation and brand;

•        result in our cloud services being unavailable and interrupt our operations;

•        result in improper disclosure of data and violations of applicable privacy and other laws;

•        result in significant regulatory scrutiny, investigations, fines, penalties, and other legal, regulatory, and financial exposure;

•        result in exposure to claims for damages and other remedies by our customers and individuals whose personal data is the subject to a cybersecurity incident;

•        cause us to incur significant remediation and notification costs;

•        divert the attention of management from the operation of our business; and

•        adversely affect our business and operating results.

Further, any actual or perceived breach or cybersecurity incident or attack, whether or not we are directly impacted, could lead to a general loss of customer confidence in the digital asset industry or in the use of technology to conduct financial transactions, which could negatively impact us, including the market perception of the effectiveness of our security measures and technology infrastructure. Certain kinds of cybersecurity incidents and attacks, such as ransomware attacks, could result in the interruption of our cloud services and information systems, and result in the inability to access and loss of data.

An increasing number of organizations, including large merchants, businesses, technology companies, and financial institutions, as well as government institutions, have disclosed breaches of their information security systems, some of which have involved sophisticated and highly targeted attacks, including on their websites, mobile applications, and infrastructure.

Cybersecurity incidents and attacks upon systems across a variety of industries, including cloud services, are increasing in their frequency, persistence, and sophistication, and, in many cases, are being conducted by sophisticated, well-funded, and organized groups and individuals, including state actors. The techniques used to obtain unauthorized, improper, or illegal access to systems and information (including customers and partners’ personal data, AI algorithms, disable or degrade services, or sabotage systems are constantly evolving, may be difficult to detect quickly, and often are not recognized or detected until after they have been launched against a target. These attacks may occur on our cloud services or those of our third-party service providers or partners. Certain types of cyberattacks could harm us even if our systems are left undisturbed. For example, attacks may be designed to deceive employees and service providers into releasing control of our systems to a hacker, while others may aim to introduce computer viruses or malware into our cloud services with a view to stealing confidential or proprietary data. Additionally, certain threats are designed to remain dormant or undetectable until launched against a target and we may not be able to implement adequate preventative measures.

Although we have developed systems and processes designed to protect our information systems and the data we manage, prevent cybersecurity incidents, data loss and other security breaches, effectively respond to known and manage, prevent cybersecurity incidents, data loss and other security breaches, effectively respond to known and potential risks, and expect to continue to expend significant resources to bolster these protections, there can be no assurance that these security measures will provide absolute security or prevent breaches or attacks. We have experienced from time to time, and may experience in the future, breaches of our security measures due to human error, malfeasance, insider threats, system errors or vulnerabilities, or other irregularities. Unauthorized parties have attempted, and we expect that they will continue to attempt, to gain access to our systems and facilities, as well as those of our customers, partners, and third-party service providers, through various means, including hacking, social engineering, phishing, and attempting to fraudulently induce individuals (including employees, service providers, and our customers) into disclosing usernames, passwords, payment card information, or other sensitive information, which may, in turn, be used to access our cloud services. Threats can come from a variety of sources, including criminal hackers, hacktivists, state-sponsored intrusions, industrial espionage, and insiders. Certain threat actors may be supported by significant financial and technological resources, making them even more sophisticated and difficult to detect.

We may be vulnerable to physical security breaches, which could disrupt our operations and have a material adverse effect on our business, financial condition and results of operations.

A party who is able to compromise the physical security measures protecting our facilities could cause interruptions or malfunctions in our operations and misappropriate our property or the property of our customers. As we provide assurances to our customers that we provide the highest level of security, such a compromise could be particularly harmful to our brand and reputation. We may be required to expend significant capital and resources to protect against such threats or to alleviate problems caused by breaches in security. As techniques used to breach security change frequently and are often not recognized until launched against a target, we may not be able to implement new security measures in a timely manner or, if and when implemented, we may not be certain whether these measures could be circumvented. Any breaches that may occur could expose us to increased risk of lawsuits, regulatory penalties, loss of existing or potential customers, harm to our reputation and increases in our security costs, which could have a material adverse effect on our business, financial condition and results of operations.

Supply chain disruptions may adversely affect WhiteFiber’s operations.

WhiteFiber is a provider of Graphic Processing Units (“GPUs”) compute and purchases NVIDA H100 and H200 servers, as well as other servers, through OEMS, for example, Super Micro Computer Inc®, Dell, and Hewlett Packard Enterprise. Disruptions, shortages or delays in WhiteFiber’s ability to source GPUs and price increases from suppliers have and may continue to occur, which have and may continue to adversely affect WhiteFiber’s results of operations, financial condition, cash flows and harm customer relationships. Any material disruption at WhiteFiber’s facilities or those of its customers or suppliers or otherwise within its supply chain, whether as a result of downtime, work stoppages or facility damage could prevent WhiteFiber from meeting customer demands or expected timelines, require it to incur unplanned capital expenditures, or cause other material disruptions to its operations, any of which could have a material adverse effect on WhiteFiber’s operations, financial position and cash flows. Further, supply chain disruptions can occur from events out of WhiteFiber’s control, such as environmental incidents or other catastrophes.

Our business has and is expected to continue to have significant customer concentration.

We generate a large portion of our revenue from a small number of customers. There are inherent risks whenever a large percentage of total revenue is concentrated with a limited number of customers. If we were to lose one or more of our customers, our operating results could be materially adversely affected.

WhiteFiber Data Centers

As of May 30, 2025, Enovum’s data center served 14 customers. No one customer accounted for in excess of 50% of data center revenue in the three months ended March 31, 2025 or the 12 months ended December 31, 2024. During fiscal year 2023, 12 customers accounted for all of Enovum’s revenue.

Cloud Service Business

During 2024, our HPC data center in Iceland had contracts with three customers. Our Initial Customer accounted for approximately 75% of our revenue during the three months ended March 31, 2025 and 96.6% of our revenues through December 31, 2024.

We expect that the limited number of customers will continue to account for a high percentage of our revenue for the foreseeable future. In addition, demand for our services generated by these customers may fluctuate significantly from quarter to quarter. The concentration of our customer base increases risks related to the financial condition of our customers, and the deterioration in financial condition of a single customer or the failure of a single customer to perform its obligations could have a material adverse effect on our results of operations and cash flow. In the event that any of our customers experience a decline in their equipment usage for any reason, or decide to discontinue the use of our facilities, we may be compelled to lower our prices or risk losing a significant customer. Such developments could adversely affect our profit margins and financial position, leading to a negative impact on our revenue and operational results.

Failure to attract, grow and retain a diverse and balanced customer base, could adversely affect our business and operating results.

Our ability to attract, grow and retain a diverse and balanced customer base, consisting of enterprises, cloud service providers, network service providers, and digital economy customers, may affect our ability to grow our business. Currently our data center operations are limited to Iceland and Montreal, Canada which enables us to better generate significant interconnection revenues, which in turn increases our overall revenues. Our ability to attract customers to our data centers will depend on a variety of factors, including our product offerings, the presence of carriers, the overall mix of customers, the presence of key customers attracting business through ecosystems, the data center’s operating reliability and security and our ability to effectively market our product offerings. Our inability to develop, provide or effectively execute any of these factors may adversely affect the development, growth and retention of a diverse and balanced customer base and adversely affect our business, financial condition and results of operations.

Our new services and changes to existing services could fail to attract or retain users or generate revenue and profits, or otherwise adversely affect our business.

Our ability to retain, increase, and engage our customer base and to increase our revenue depends heavily on our ability to continue to evolve our existing services and to create successful new services, both independently and in conjunction with developers or other third parties. We may introduce significant changes to our existing services or acquire or introduce new and unproven services, including using technologies with which we have little or no prior development or operating experience. These efforts, including the introduction of new services or changes to existing services, may result in new or enhanced governmental or regulatory scrutiny, litigation, ethical concerns, or other complications that could adversely affect our business, reputation, or financial results. If our new services fail to engage users or developers, or if our business plans are unsuccessful, we may fail to attract or retain users or to generate sufficient revenue, operating margin, or other value to justify our investments, and our business may be adversely affected.

We have an evolving business model which is subject to various uncertainties.

As cloud services and WhiteFiber data centers become more widely available, we expect the services and products associated with them to evolve. In order to stay current with the industry, our business model requires us to evolve as well. From time to time, we have modified and will continue to modify aspects of our business model relating to our strategy. We cannot offer any assurance that these or any other modifications will be successful or will not result in harm to our business. We may not be able to manage growth effectively, which could damage our reputation, limit our growth and negatively affect our operating results. Further, as the markets in which we operate continue to evolve, new market participants have emerged and may continue to emerge and this may require us to further evaluate our business model and products and services. We cannot provide any assurance that we will successfully identify all emerging trends and growth opportunities in this business sector, and we may lose out on those opportunities. Such circumstances could have a material adverse effect on our business, prospects or operations.

WhiteFiber may be negatively impacted by future litigation, claims or investigations.

WhiteFiber may become party to, among other things, environmental, commercial, contract, warranty, antitrust, tax, property entitlements and land use, product liability, health and safety, and employment claims. The outcome of any future lawsuits, claims, investigations or proceedings is often difficult to predict and could be adverse and material in amount. In addition to the monetary cost, litigation can divert management’s attention from its core business opportunities. Development of new information in these matters can often lead to changes in management’s estimated liabilities associated with these proceedings including the judge’s rulings or judgements, jury verdicts, settlements or changes in applicable law. The outcome of such matters is often difficult to predict and unfavorable outcomes could have a material impact to WhiteFiber’s results of operations, financial position and cash flows.

We do not have any business interruption or disruption insurance coverage.

Currently, we do not have any business liability or disruption insurance to cover our operations, other than director’s and officer’s liability insurance. We have determined that the costs of insuring for these risks and the difficulties associated with acquiring such insurance on commercially reasonable terms make it impractical for us to have such insurance. Any uninsured business disruptions may result in our incurring substantial costs and the diversion of resources, which could have an adverse effect on our results of operations and financial condition.

General risk factors that could impact WhiteFiber’s businesses.

Certain additional factors may negatively impact WhiteFiber’s financial results in future periods. The following factors should be considered for a better understanding of the risks to WhiteFiber:

•        Acquisition, disposal, and impairments of assets or facilities:    These activities can lead to financial losses, operational disruption, or reduced asset value if transactions are poorly timed, overpriced, or if market conditions change.

•        The cyclical nature of large infrastructure projects:    Our data center development is subject to long lead times, significant upfront capital investment, including equity and debt financing, and dependence on customer demand forecasts. As a result, our infrastructure projects are exposed to economic cycles, technology refresh cycles, and shifts in AI or cloud compute demand.

•        Labor negotiations or disputes:    Work stoppages or unfavorable labor terms can disrupt operations, increase costs, and delay project timelines.

•        Inability of contract counterparts to meet their contractual obligations:    Default by suppliers, customers, or partners can result in revenue shortfalls, service disruptions, or increased costs to find replacements.

•        The inability to effectively integrate the operations and the internal controls of any acquired companies:    Poor integration can lead to inefficiencies, compliance risks, and failure to realize expected synergies, affecting overall financial and operational performance.

We maintain cash deposits in excess of federally insured limits. Adverse developments affecting financial institutions, including bank failures, could adversely affect our liquidity and financial performance.

We regularly maintain domestic cash deposits in Federal Deposit Insurance Corporation (“FDIC”) insured banks that exceed the FDIC insurance limits. Bank failures, events involving limited liquidity, defaults, non-performance, or other adverse developments that affect financial institutions, or concerns or rumors about such events, may lead to liquidity constraints. For example, on March 10, 2023, Silicon Valley Bank failed and was taken into receivership by the FDIC. The failure of a bank, or other adverse conditions in the financial or credit markets impacting financial institutions at which we maintain balances, could adversely impact our liquidity and financial performance. There can be no assurance that our deposits in excess of the FDIC or other comparable insurance limits will be backstopped by the U.S., or that any bank or financial institution with which we do business will be able to obtain needed liquidity from other banks, government institutions or by acquisition in the event of a failure or liquidity crisis.

Cloud Service Development Related Risks

Our cloud service technology and infrastructure may not operate properly or as we expect them to, which could cause us to incur fines and monetary penalties, adversely affecting our business, results of operations, and financial condition.

The continuous development, maintenance, and operation of our cloud service technology and infrastructure is expensive and complex and may involve unforeseen difficulties, including material performance problems, undetected defects, or errors, particularly with new capabilities and system integrations. We may encounter technical obstacles, and it is possible that we may discover additional problems that prevent our technology and systems from operating properly. If our cloud services do not function reliably, we may incur fines and monetary penalties, as well as regulatory orders requiring remedial, injunctive, or other corrective actions.

Regulators may limit our ability to develop or implement our cloud services technology and infrastructure and/or may eliminate or restrict the confidentiality of our technology, which could have a material adverse effect on our financial condition and results of operations.

Our future success depends on our ability to continue to develop and implement our cloud services technology, and to maintain the confidentiality of this technology. Changes to existing regulations, their interpretation or implementation, or new regulations could impede our use of this technology, or require that we disclose our technology to our competitors, which could impair our competitive position and result in a material adverse effect on our business, results of operations, and financial condition.

We face intense competition in the cloud services industry and may not be able to compete with other companies. If we do not continue to innovate and provide cloud services to our customers and partners, we may not remain competitive, which could harm our business, financial condition, cloud service and operating results.

We may not be able to compete successfully against present or future competitors. We do not have the resources to compete with larger providers of similar products or services at this time. Our cloud services business environment is rapidly evolving and intensely competitive; it faces changing cloud service technologies, shifting customer needs, and frequent introductions of rival products and services. To compete successfully, we must accurately anticipate cloud service technology developments and deliver innovative, relevant, and useful products, services, and technologies in a timely manner. As our cloud services business evolves, the competitive pressure to innovate will encompass a wider range of products and services. We must continue to invest significant resources in technical infrastructure and R&D, including through acquisitions, in order to enhance our cloud service technology, and services. With the limited resources we have available, we may experience difficulties in expanding and improving our colocation data center and services to remain competitive. Competition from existing and future competitors particularly those better capitalized, could result in our inability to secure acquisitions and partnerships that we may need to expand our business in the future. This competition from other entities with greater resources, experience and reputations may result in our failure to maintain or expand our business, as we may never be able to successfully execute our business plan. If we are unable to expand and remain competitive, our business could be negatively affected which would have an adverse effect on the trading price of our Ordinary Shares, which would harm our investors.

Our current and potential domestic and international competitors range from large and established companies to emerging start-ups. Some competitors have longer operating histories and well-established relationships in various sectors. They can use their experience and resources in ways that could affect our competitive position, including by making acquisitions and entering into other strategic arrangements; continuing to invest heavily in cloud services technical infrastructure, R&D, and in talent; initiating intellectual property and competition claims (whether or not meritorious). Further, discrepancies in enforcement of existing laws may enable our lesser known competitors to aggressively interpret those laws without commensurate scrutiny, thereby affording them competitive advantages. Our competitors may also be able to innovate and provide cloud services faster than we can or may foresee the need for products and services before we do.

We are expanding our investment in research and development companywide. This includes generative AI and continuing to integrate AI capabilities into our products and services. Cloud service technology and services are highly competitive, rapidly evolving, and require significant investment, including development and operational costs, to meet the changing needs and expectations of our existing users and attract new users. Our ability to deploy certain cloud service technologies critical for our products and services and for our business strategy may depend on the availability and pricing of third-party equipment and technical infrastructure. Additionally, other companies may develop cloud service products and technologies that are similar or superior to our technologies or more cost-effective to deploy. Other companies have, or in the future may obtain, patents or other proprietary rights that would prevent, limit, or interfere with our ability to make, use, or sell our own cloud services.

Our financial condition and operating results may also suffer if our cloud services are not responsive to the evolving needs and desires of our customers and partners. As new and existing cloud service technologies continue to develop, competitors and new entrants may be able to offer experiences that are, or that are seen to be, substantially similar to or better than ours. These technologies could reduce usage of our products and services, and force us to compete in different ways and expend significant resources to develop and operate equal or better products and services. Competitors’ success in providing compelling products and services or in attracting and retaining customers and partners could harm our financial condition and operating results.

Our sales cycles can be long and unpredictable, and our sales efforts require considerable time and expense.

Our go-to-market approach currently focuses on a top-down sales model to drive demand and pipeline from the large AI labs and AI enterprises. Sales to such customers involves longer and more unpredictable sales cycles. Customers often view the purchase of our platform as a significant strategic decision and, as a result, frequently require considerable time to evaluate, test, and qualify our platform prior to entering into or expanding a relationship with us. Large enterprises in particular, often undertake a significant evaluation process that further lengthens our sales cycle.

Our direct sales team develops relationships with our customers, and works on account penetration, account coordination, sales, and overall market development. We spend substantial time and resources on our sales efforts without any assurance that our efforts will produce a sale. Cloud infrastructure capacity purchases are frequently subject to budget constraints, multiple approvals, and unanticipated administrative, processing, and other delays. As a result, it is difficult to predict whether and when a sale will be completed. The failure of our efforts to secure sales after investing resources in a lengthy sales process would adversely affect our business, operating results, financial condition, and future prospects.

Our ability to maintain customer satisfaction depends in part on the quality of our customer support and cloud operations services. Our failure to maintain high-quality customer support and cloud operations services could have an adverse effect on our business, operating results, financial condition, and future prospects.

We believe that the successful use of our platform requires a high level of support and engagement for many of our customers. In order to deliver appropriate customer support and engagement, we must successfully assist our customers in deploying and continuing to use our platform, resolve performance issues, address interoperability challenges with the customers’ existing IT infrastructure, and respond to security threats and cyber-attacks and performance and reliability problems that may arise from time to time. Increased demand for customer support and cloud operations services, without corresponding increases in revenue, could increase our costs and adversely affect our business, operating results, financial condition, and future prospects.

Furthermore, there can be no assurance that we will be able to hire sufficient support personnel as and when needed, particularly if our sales exceed our internal forecasts. We expect to increase the number of our customers, and that growth may put additional pressure on our customer support and cloud operations services teams. Our customer support and cloud operations services teams may need additional personnel to respond to customer demand. We may be unable to respond quickly enough to accommodate short-term increases in customer demand for services. To the extent that we are unsuccessful in hiring, training, and retaining adequate support resources, our ability to provide high-quality and timely support to our customers will be negatively impacted, and our customers’ satisfaction and their purchase of our infrastructure could be adversely affected.

In addition, as we continue to grow our operations and expand outside of the United States, we need to be able to provide efficient services that meet our customers’ needs globally at scale, and our customer support and cloud operations services teams may face additional challenges, including those associated with operating the platforms and delivering support, training, and documentation in languages other than English and providing services across expanded time-zones. If we are unable to provide efficient customer support services globally at scale, our ability to grow our operations may be harmed, and we may need to hire additional services personnel which could increase our expenses, and negatively impact our business, financial condition, operating results, and future prospects.

The broader adoption, use, and commercialization of AI technology, and the continued rapid pace of developments in the AI field, are inherently uncertain. Failure by our customers to use our cloud services to support AI use cases in their systems, or our ability to keep up with evolving AI technology requirements and regulatory frameworks, could have a material adverse effect on our business, operating results, financial condition, and future prospects.

As part of our growth strategy, we seek to attract and acquire customers requiring high-performance computing, such as AI, machine learning, and automated decision-making technologies, including proprietary AI algorithms and models (collectively, “AI Technologies”).

AI has been developing at a rapid pace, and continues to evolve and change. As demand continues for AI services, AI providers, including our customers, have sought increased compute capacity to enable advancements in their AI models and service the demands of end users. We cannot predict whether additional computing power will continue to be required to develop larger, more powerful AI models, or if the practical limits of AI technology will plateau in the future regardless of available compute capacity. Further, there have been recent advancements in AI technology, including open-source AI models, that may lead to compute and other efficiencies that may impact the demand for AI services, including our platform, solutions, and services, which may adversely impact our revenue and profitability. In the event that existing scaling laws do not continue to apply as they have in the past, demand by our customers for compute resources, including our solutions and services, may not continue to increase over time, or may decrease if overall demand for AI is impacted by a lack of further technological development. If we are unable to keep up with the changing AI landscape or in developing services to meet our customers’ evolving AI needs, or if the AI landscape does not develop to the extent we or our customers expect, our business, operating results, financial condition, and future prospects may be adversely impacted.

Additionally, we may incur significant costs and experience significant delays in developing new solutions and services or enhancing our current platform to adapt to the changing AI landscape, and may not achieve a return on investment or capitalize on the opportunities presented by demand for AI solutions. Moreover, while AI adoption is likely to continue and may accelerate, the long-term trajectory of this technological trend is uncertain. Further, market acceptance, understanding, and valuation of solutions and services that incorporate AI Technologies are uncertain and the perceived value of AI Technologies used and/or provided by our customers could be inaccurate. If AI is not broadly adopted by enterprises to the extent we expect, or if new use cases do not arise, then our opportunity may be smaller than we expect. Further, if the consumer perception and perceived value of AI Technologies is inaccurate this could have a material adverse effect on our customers, which in turn could have a material adverse effect on our business, operating results, financial condition, and future prospects.

Concerns relating to the responsible use by our customers of new and evolving technologies, such as AI, which are supported by our platform, may result in collateral reputational harm to us. AI may pose emerging ethical issues and if our platform enables customer solutions that draw controversy due to their perceived or actual impact on society, we may experience brand or reputational harm, competitive harm, or legal liability.

Furthermore, the rapid pace of innovation in the field of AI has led to developing and evolving regulatory frameworks globally, which are expected to become increasingly complex as AI continues to evolve. Regulators and lawmakers around the world have started proposing and adopting, or are currently considering, regulations and guidance specifically on the use of AI. Regulations related to AI Technologies have been introduced in the United States at the federal level and are also enacted and advancing at the state level. Additional regulations may impact our customers’ ability to develop, use and commercialize AI Technologies, which would impact demand for our platform, solutions, and services and may affect our business, operating results, financial condition, and future prospects.

AI and related industries, including cloud services, are under increasing scrutiny from regulators due to their concerns about market concentration, anti-competitive practices, and the pace of partnerships and acquisitions involving generative AI startups. As the industry continues to grow, transactions and business conduct will likely continue to draw scrutiny from regulators. Our customers may become subject to further AI regulations, including any restrictions on the total consumption of compute technology, which could cause a delay or impediment to the commercialization of AI technology and could lead to a decrease in demand for our customers’ AI infrastructure, and may adversely affect our business, operating results, financial condition, and future prospects.

Risks Related to Our Cloud Services and Data Center Operations

We are at an early stage of development of our business, currently have limited sources of revenue, and may not become profitable in the future.

We are subject to the risks and uncertainties of a new business, with limited sources of revenue. The Company began generating revenue from cloud services in Iceland in January 2024. Accordingly, we have only a limited history upon which an evaluation of our prospects and future performance can be made.

As we grow and develop as a business, we are attempting to reduce the impact of variability on our revenue and colocation costs by entering into long-term contracts at each site. In our data center services, our contracts with our 14 customers range from month to month to 60 months. In our cloud services business, we provide cloud infrastructure for highly scalable GPU accelerated applications, or GPU clusters, to our customers under contracts spanning from month to month to 36 months. As these are new services in the industry, the value and longevity of the GPUs remain uncertain in this rapidly evolving market. Given that we have only a limited history of operating a colocation data center, the long-term profitability of these contracts cannot be presently determined. If we are unable to successfully implement our development plan or to increase our generation of revenue, we will not remain profitable in the future.

We intend to continue scaling our company to increase our customer base and implement initiatives, including new business lines and global expansion. These efforts may prove more expensive than we currently anticipate. We may be unable to secure the required financing which may not result in increased revenue or profitability in the short term or at all. We will also incur increased compliance costs associated with growth, expanding our customer base, and being a public company. Our efforts to grow our business may be costlier than we expect, or the revenue growth rate may be slower than we expect. As we pivot towards new markets such as cloud services and colocation data center operations, we realize that our limited experience in these areas may impact our ability to accurately assess our prospects. The likelihood of our success must be considered in light of the expenses, difficulties, complications, problems and delays frequently encountered in connection with the expansion of a business, operating a business in a competitive industry, and the continued development of expanding our customer base. There can be no assurance that we will operate profitably in the future.

We may be unable to access sufficient additional capital equity and debt financing needed to grow our business.

We will need to raise substantial additional capital to expand our data center operations, pursue our growth strategies and to respond to competitive pressures or unanticipated working capital requirements. However, market conditions may limit our ability to raise funds in a timely manner, in sufficient quantities, or on terms acceptable to us, if at all, which could impair our growth and adversely affect our existing operations. If we raise additional equity financing, our shareholders may experience significant dilution of their ownership interests, and the per share value of our Ordinary Shares could decline. Furthermore, if we engage in debt financing, the holders of debt would have priority over the holders of our Ordinary Shares on order of payment preference. We may be required to accept terms that restrict our ability to incur additional indebtedness, pay dividends to our shareholders, or take other actions. We may also be required to maintain specified liquidity or other ratios that could otherwise not be in the interests of our shareholders. If we are unable to raise the additional capital needed to execute our future strategic growth initiatives, we may be less competitive in our industry and the results of these provisions could make investing in our securities less attractive to investors and could limit our ability to obtain adequate financing on a timely basis or on acceptable terms in the future, which could have significant harmful effects on our financial condition and business and could include substantial limitations on our ability to continue to conduct operations.

Our business depends upon the demand for data centers.

We are in the business of owning, acquiring, developing and operating data centers. A reduction in the demand for data center space, power or connectivity would have a greater adverse effect on our business and financial condition than if our assets were devoted to a less specialized use. Our substantial development activities make us particularly susceptible to general economic slowdowns, as well as adverse developments in the data center, Internet, AI and data communications and broader technology industries. It is not possible for us to predict the future level of demand for our services that will be generated by these customers or the future demand for the products and services of these customers. Any such slowdown or adverse development could lead to reduced corporate IT spending or reduced demand for data center space. Changes in industry practice or in technology could reduce demand for the physical data center space we provide. In addition, our customers may choose to develop new data centers or expand their own existing data centers or consolidate into data centers that we do not own or operate, which could reduce demand for our newly developed data centers or result in the loss of one or more key customers. If any of our key customers were to do so, it could result in a loss of business to us or put pressure on our pricing. Mergers or consolidations of technology companies could reduce further the number of our customers and potential customers and make us more dependent on a more limited number of customers. If our customers merge with or are acquired by other entities that are not our customers, they may discontinue or reduce the use of our data centers in the future. Our financial condition, results of operations, cash flow, cash available for distribution and ability to satisfy our debt service obligations could be materially adversely affected as a result of any or all of these factors.

We face intense competition in the data centers operations and may not be able to compete with other companies. If we do not continue to innovate in the design and management of data centers in order to offer innovative solutions to store, process and manage digital information, including AI and ML applications, to our customers and partners, we may not remain competitive, which could harm our business, financial condition, data centers and operating results.

We may not be able to compete successfully against present or future competitors. We do not have the capital resources to compete with larger providers of similar data centers at this time. Our data centers business environment is rapidly evolving and intensely competitive, and it faces frequent introductions of rival solutions and new technologies. To compete successfully, we must, among other things, accurately anticipate data center technology developments and innovate data centers’ design, management and technologies in a timely manner. As our data centers business evolves, the competitive pressure to innovate will encompass a wider range of technologies and solutions. We must continue to invest significant resources in personnel, technical infrastructure and R&D, including through acquisitions, in order to advance/innovate our data centers. With the limited resources we have available, we may experience difficulties in expanding and improving our data centers. Competition from existing and future competitors, particularly those better capitalized, could result in our inability to secure acquisitions and partnerships that we may need to expand our data centers business in the future. This competition from other entities with greater resources, experience and reputation may result in our failure to maintain or expand our data center business, as we may never be able to successfully execute our business plan. If we are unable to expand and remain competitive, our business could be negatively affected, which would have an adverse effect on the trading price of our Ordinary Shares, which would harm our investors.

We depend upon third-party suppliers for power, and we are vulnerable to service failures and price increases by such suppliers and to volatility in the supply and price of power in the open market.

We rely on third parties to provide power to our data centers, and we cannot ensure that these third parties will deliver such power in adequate quantities or on a consistent basis. We are also reliant on third parties to deliver additional power capacity to support the growth of our business. If the amount of power available to us is inadequate to support our customer requirements, we may be unable to satisfy our obligations to our customers or grow our business. In addition, our data centers may be susceptible to power shortages and planned or unplanned power outages caused by these shortages. Power outages may last beyond our backup and alternative power arrangements, which would harm our customers and our business. Any loss of services or equipment damage could adversely affect both our ability to generate revenues and our operating results, harm our reputation and potentially lead to customer disputes or litigation.

Our purchase orders with hardware manufacturers include extended delivery schedules.

We rely on third parties to timely obtain an adequate delivery of hardware. Our purchase orders with hardware manufacturers include extended delivery schedules spanning several months before the hardware is delivered to our facilities. These fluctuations in delivery timelines necessitate careful planning and advanced purchasing strategies to ensure we can acquire hardware well before their anticipated deployment. Failure to adequately plan for such fluctuations could have a material adverse effect on the Company’s business, prospects, results of operations and financial condition.

A curtailment or disruption in energy supply in Iceland, Canada or the U.S. due to regulations and policies implemented by their respective governments, which prioritize energy supply, may cause a substantial disruption or discontinuance of WhiteFiber’s data center operations based in Iceland, Canada or prospectively in the U.S., and therefore impair WhiteFiber’s financial condition or results of operations.

Through WhiteFiber Iceland ehf, the Company established and has been providing cloud services since November 2023, developing a fleet of 256 servers at a third-party data center located in Northern Iceland. Through WhiteFiber’s subsidiary Enovum which was acquired in October 2024, we have been operating our data center located in Montreal Canada (MTL-1), and expect to commence operations in the in the fourth quarter of 2025 at MTL-2 and MTL-3. In May 2025, we purchased a former industrial manufacturing building and land outside of Greensboro, North Carolina which we expect to be operational in the first quarter of 2026.

In order to maintain its data center operations, WhiteFiber and its landlord in Iceland and in Montreal will need to acquire sufficient supplies of electricity generated by hydroelectric, geothermal energy and electricity. In addition, WhiteFiber’s data centers need to also maintain reliable and adequate infrastructure and cooling systems to ensure optimal performance.

Currently, Icelandic and Canadian-based data centers and similar facilities, including the ones contracted with the Company, may face significant risks of energy disruption, curtailment or discontinuance due to low water level in Icelandic reservoirs utilized by hydropower plants, which provide hydro-generated energy in the country. In the event of a water shortage, and therefore a shortage of hydro-generated energy, the prioritization framework for Icelandic energy favors residential and certain business uses over data centers and similar facilities. In addition, volcanic eruptions might interrupt the generation of electricity from geothermal energy, as occurred several times in 2023.

In addition, we may be subject to risks and unanticipated costs associated with obtaining power from various utility companies. Utilities that serve our data centers may be dependent on, and sensitive to price increases for, a particular type of fuel, including hydroelectric. In addition, the total cost of delivered electricity could increase as a result of: regulations intended to regulate carbon emissions and other pollutants, ratepayer surcharges related to recovering the cost of extreme weather events and natural disasters (including volcanoes in Iceland and floods in North Carolina), geopolitical conflicts, military conflicts, grid modernization charges, as well as other charges borne by ratepayers. Increases in the cost of power at any of our data centers could put those locations at a competitive disadvantage relative to data centers that are supplied power at a lower price.

Accordingly, the energy supply for WhiteFiber’s data centers may be subject to disruption and could become insufficient to support our operations. WhiteFiber’s financial condition or results of operations may be adversely affected if its WhiteFiber data centers are disrupted or discontinued due to a curtailment or interruption of the energy supply.

We depend on third parties to provide network connectivity to the customers in our data centers and any delays or disruptions in connectivity may materially adversely affect our operating results and cash flow.

We are not a telecommunications carrier. We believe that the availability of carrier capacity will directly affect our ability to achieve our projected results. Any carrier may elect not to offer its services within our data centers. Any carrier that has decided to provide network connectivity to our data centers may not continue to do so for any period of time. Further, some carriers are experiencing business difficulties or have announced consolidations. As a result, some carriers may be forced to downsize or terminate connectivity within our data centers, which could have an adverse effect on the business of our customers and, in turn, our own operating results.

Our data centers may require construction and operation of a sophisticated redundant fiber network. The construction required to connect multiple carrier facilities to data centers is complex and involves factors outside of our control, including regulatory requirements and the availability of construction resources. We have obtained the right to use network resources owned by other companies, in order to attract telecommunications carriers and customers to our portfolio. If the establishment of highly diverse network connectivity to our data centers does not occur, is materially delayed or is discontinued, or is subject to failure, our operating results and cash flow may be materially adversely affected. Additionally, any hardware or fiber failures on this network may result in significant loss of connectivity to our data centers. This could negatively affect our ability to attract new customers or retain existing customers, which could have an adverse effect on our business, financial condition and results of operations.

Any failure of our physical or information technology or operational technology infrastructure or services could lead to significant costs and disruptions.

Our business depends on providing customers with highly reliable services, including with respect to power supply, physical security, cybersecurity, and maintenance of environmental conditions. We may fail to provide such services because our operations are vulnerable to, among other things, mechanical or telecommunications failure, power outage, human error, physical or electronic security breaches, cyberattacks, ransomware attacks, war, terrorism, fire, earthquake, pandemics, hurricane, flood and other natural disasters, sabotage and vandalism.

Substantially all of our customer agreements include terms requiring us to meet certain service level commitments. Any failure to meet these or other commitments or any equipment damage in our data centers due to any reason could subject us to contractual liability, including service level credits against customer rent payments, legal liability and monetary damages, regulatory sanctions, or, in certain cases of repeated failures, the right by the customer to terminate the agreement. Service interruptions, equipment failures or security breaches could also materially impact our brand and reputation globally and lead to customer contract terminations or non-renewals and an inability to attract customers in the future.

Any disruption of service experienced by certain of our third-party service providers, or our ineffective management of relationships with third-party service providers could harm our business, financial condition, operating results, cash flows and prospects.

We rely on several third-party service providers for services that are essential to our business model, the most important of which are our suppliers of power, electrical equipment (including GPU servers), building materials, and construction services. Additionally, as we build our cloud service business, we also expect to rely on third parties to lease or sell us equipment which we then lease to certain of our cloud service and colocation data center customers. In addition, we may depend upon outside advisors who may not be available on reasonable terms as needed, or at all. To supplement the business experience of our officers and directors, we may be required to employ technical experts, appraisers, attorneys, or other consultants or advisors. If these third parties or other outside advisors experience difficulty providing the services we require, or if they experience disruptions or financial distress or cease operations temporarily or permanently, or if the products they supply are defective or cease to operate for any reason, it could make it difficult for us to execute our operations. If we are unsuccessful in identifying or finding highly qualified third-party service providers or employees, if we fail to negotiate cost-effective relationships with them or if we are ineffective in managing and maintaining these relationships, it could materially and adversely affect our business and our financial condition, operating results, cash flows and prospects.

Any delays or unexpected costs in the development of any new properties acquired for development may delay and harm our growth prospects, future operating results and financial condition.

We intend to build out additional WhiteFiber data centers in the future based on signed letters of intent at significant cost. Our successful development of this and future projects is subject to many risks, including those associated with:

•        delays in construction, or changes to the plans or specifications;

•        budget overruns, increased prices for raw materials or building supplies, or lack of availability and/or increased costs for specialized data center components, including long lead time items such as generators;

•        construction site accidents and other casualties;

•        financing availability, including our ability to obtain construction financing and permanent financing, or increases in interest rates or credit spreads;

•        labor availability, costs, disputes and work stoppages with contractors, subcontractors or others that are constructing the project;

•        failure of contractors to perform on a timely basis or at all, or other misconduct on the part of contractors;

•        access to sufficient power and related costs of providing such power to our customers;

•        environmental issues;

•        supply chain constraints;

•        fire, flooding, earthquakes and other natural disasters;

•        pandemics;

•        geological, construction, excavation and equipment problems; and

•        delays or denials of entitlements or permits, including zoning and related permits, or other delays resulting from requirements of public agencies and utility companies, including as a result of local community resistance or protests in response to the development of new data centers.

In addition, development activities, regardless of whether they are ultimately successful, also typically require a substantial portion of our management’s time and attention. This may distract our management from focusing on other operational activities of our business. If we are unable to complete development projects successfully and on a timely basis, our business may be adversely affected.

Our ongoing investment in retrofitting data centers involves infrastructure and technologies which is inherently risky, and could divert management attention and harm our business, financial condition, and operating results.

Our ongoing investments that we are making in infrastructure, research and development augment our data center capabilities, reflect our ongoing efforts to innovate and provide products and services that are helpful to our customers. However, these investments may not be commercially viable or may not result in an adequate return of capital. These endeavors involve significant risks and uncertainties, including diversion of resources and management attention from current operations, different monetization models, and the use of alternative investment, governance, or compensation structures that may fail to adequately align incentives across the company or otherwise accomplish their objectives.

If we incorrectly estimate our hosting capacity requirements and related capital expenditures, our results of operations could be adversely affected.

We are continuously evaluating our capacity requirements in order to effectively manage our capital expenditures and operating results. However, we may be unable to accurately project our future capacity needs or sufficiently allocate resources to address such needs. If we overestimate our business’ capacity requirements or the demand for our services and therefore secure excess data center capacity, our operating margins could be materially reduced. If we underestimate these requirements, we may not be able to provide sufficient service to our existing customers or may be required to limit new customer acquisition, both of which may materially and adversely impair our results of operations.

Similarly, we have entered into multi-year contract commitments with our service providers in Iceland and Canada. If we overestimate our capacity requirements and therefore secure excess capacity and have excess capital expenditures, our operating margins could be materially reduced.

Certain natural disasters or other external events, including climate change or mechanical failures, could harm our business, financial condition, results of operations, cash flows, and prospects.

We may also experience disruptions due to mechanical failure, human error, physical or electronic security breaches, war, terrorism, fire, earthquake, pandemics, hurricane, flood and other natural disasters, sabotage and vandalism. Our systems may be susceptible to damage, interference, or interruption from modifications or upgrades, power loss, telecommunications failures, computer viruses, ransomware attacks, computer denial of service attacks, phishing schemes, or other attempts to harm or access our systems. Such disruptions could materially and adversely affect our business and our financial condition, operating results, cash flows, and prospects.

In addition, there continues to be a lack of consistent climate legislation, which creates economic and regulatory uncertainty for our business. With the energy demand of our business, we may become a target for future environmental and energy regulation. New legislation and increased regulation regarding climate change could impose significant costs on us and our suppliers, including costs related to increased energy requirements, capital equipment, environmental monitoring and reporting, and other costs to comply with such regulations. Further, any future climate change regulations could also negatively impact our ability to compete with companies situated in areas not subject to such limitations.

Given the political significance and uncertainty around the impact of climate change and how it should be addressed, and energy disclosure and use regulations, we cannot predict how legislation and regulation will affect our financial condition and results of operations in the future in the U.S. as well as in Iceland and Canada. Further, even without such regulation, increased awareness and any adverse publicity in the global marketplace about potential impacts on climate change or energy use by us or other companies in our industry could harm our reputation. Any of the foregoing could result in a material adverse effect on our business and financial condition.

Establishing data centers in remote areas may adversely affect our ability to retain staff and increase our compensation costs.

If we establish data centers in areas with lower populations such as Iceland or remote parts of Canada, recruiting and retaining the necessary staff to operate our locations may pose a challenge. When we encounter a relatively low population, the pool of available employees is limited. In addition, some employers have offered significantly higher wages in order to fill vacant positions. This may adversely affect our ability to attract and retain qualified personnel and may increase our employee costs if we have to increase the compensation we pay in response to the market.

WhiteFiber’s data centers could be adversely impacted by climate change.

Severe weather events, such as tornadoes, hurricanes, rain, drought, fire, ice and snowstorms, and high-and low-temperature extremes, occur in regions in which WhiteFiber operates and maintains infrastructure. WhiteFiber’s principal data centers in Iceland and Canada are designed to provide year-round cool weather conditions. Nevertheless climate change could change the frequency and severity of weather events, which may create physical and financial risks to WhiteFiber. Such risks could have an adverse effect on WhiteFiber’s financial condition, results of operations and cash flows. Increases in severe weather conditions or extreme temperatures may cause infrastructure construction projects to be delayed or canceled and limit resources available for such projects resulting in decreased revenue or increased project costs. In addition, drought conditions could restrict the availability of water supplies or limit the ability to obtain water use permits, inhibiting the ability to conduct operations. To date, neither of the Company’s WhiteFiber data centers in Iceland or Canada have experienced any material impacts to its financial condition, results of operations or cash flows due to the physical effects of climate change.

The insurance industry may be adversely affected by severe weather events, which may impact availability of insurance coverage, insurance premiums and insurance policy terms.

Our failure to accurately predict our facilities’ and data centers’ requirements could have a material adverse effect on our business, financial condition and results of operations.

The costs of building out, leasing and maintaining our facilities and data centers constitute a significant portion of our capital and operating expenses. In order to manage growth and ensure adequate capacity for our new and existing customers while minimizing unnecessary excess capacity costs, we continuously evaluate our short- and long-term data center capacity requirements. If we overestimate our business’ capacity requirements or the demand for our services and therefore secure excess data center capacity, our operating margins could be materially reduced. If we underestimate our data center capacity requirements, we may not be able to service the required or expanding needs of our existing customers and may be required to limit new customer acquisition, which could have a material adverse effect on our business, financial condition and results of operations.

Even if we have additional space available for lease at any one of our data centers, our ability to lease this space to existing or new customers could be constrained by our ability to provide sufficient electrical power.

As current and future customers increase their power footprint in our data centers over time, the corresponding reduction in available power could limit our ability to increase occupancy rates or network density within our existing or future data centers. Furthermore, our aggregate maximum contractual obligation to provide power and cooling to our customers may exceed the physical capacity at such data centers if customers were to quickly increase their demand for power and cooling. If we are not able to increase the available power and/or cooling or move the customer to another location within our data centers with sufficient power and cooling to meet such demand, we could lose the customer as well as be exposed to liability under our customer agreements. In addition, our power and cooling systems are difficult and expensive to upgrade. Accordingly, we may not be able to efficiently upgrade or change these systems to meet new demands without incurring significant costs that we may not be able to pass on to our customers. Any such material loss of customers, liability or additional costs could adversely affect our business, financial condition and results of operations.

Risks Related to the Geopolitical Uncertainty

Changes in tariffs or import restrictions could have a material adverse effect on our business, financial condition and results of operations.

The U.S. government has adopted new approaches to trade policy and in some cases, may renegotiate, or potentially terminate, certain existing bilateral or multi-lateral trade agreements. The U.S. government has also imposed tariffs on certain foreign goods and has raised the possibility of imposing significant, additional tariff increases or expanding the tariffs to capture other countries and types of foreign goods. Because WhiteFiber is developing data centers in Canada and the United States, the imposition of tariffs on imports between these countries or from other countries, such as a 50% tariff on copper imports announced in July 2025 by the U.S. government, could materially impact the cost, timeline, and feasibility of our projects. Tariffs imposed by the U.S. on imports from Mexico and Canada or from other countries, as well as reciprocal tariffs imposed by such countries on U.S. goods, could increase WhiteFiber’s costs for key construction materials, specialized equipment, and labor, potentially delaying deployments and reducing profitability.

Data center construction relies heavily on steel, aluminum, copper, electrical components and HVAC systems, some of which the Company is sourcing from Mexico and Canada. The tariffs the U.S. has imposed, or has considered imposing, on Canadian steel, aluminum and copper imports, are expected to increase the cost of WhiteFiber’s potential projects in the U.S. Similarly, if Canada imposes reciprocal tariffs on U.S. exports, WhiteFiber’s projects in Canada could see cost increases for imported power infrastructure, networking hardware, and construction equipment.

Additionally, several transformers, battery storage systems, and cooling systems used in our North American data centers are manufactured in or pass through Mexico. If the U.S. imposes new or additional tariffs on Mexican-manufactured electrical equipment, this could create supply chain bottlenecks and increase capital expenditures for both U.S. and Canadian facilities. Likewise, trade restrictions on Canadian-manufactured networking equipment or semiconductors would disrupt supply availability for our potential projects in the U.S.

Tariffs and trade tensions between the U.S., Mexico, and Canada could also indirectly impact the availability and cost of skilled labor. Many specialized contractors for data center construction, electrical work, and mechanical systems operate across borders. Increased trade friction could reduce labor mobility, increase wages, or limit access to essential expertise, slowing project execution.

Such higher costs for critical data center components, potential disruptions to equipment supply chains and labor and cross-border workforce challenges could have material adverse effects on our business, financial condition and results of operations.

Additionally, if tariffs increase the cost of building and operating data centers in the U.S. and Canada, our customers, hyperscalers and cloud providers, may shift expansion plans to more cost-effective regions, such as Europe or Asia. This could negatively impact short-term and long-term demand for WhiteFiber’s colocation and infrastructure services.

Finally, in response to tariffs, other countries have implemented retaliatory tariffs on U.S. goods. Political tensions as a result of trade policies could reduce trade volume, investment, technological exchange, and other economic activities between major international economies, resulting in a material adverse effect on global economic conditions and the stability of global financial markets, which could in turn have a material adverse impact on our business, financial condition and results of operations.

Uncertainty in the global economy and instability within international relations, including changes in governmental policies relating to technology, and any potential downturn in the semiconductor and electronics industries, may negatively impact our business.

There is inherent risk, based on the complex relationships between certain countries and within regions, that political, diplomatic or military events could result in trade disruptions and other disruptions in the markets and industries we serve and our supply chain. For example, the ongoing geopolitical and economic uncertainty between the U.S. and China, the unknown impact of current and future U.S. and Chinese trade regulations, and geopolitical risks between the U.S, Canada, where our data centers are located, between the U.S. and Mexico, where certain components are supplied, or between China and Taiwan where chips are manufactured, could, directly or indirectly, materially harm our business, financial condition and results of operations.

While overall semiconductor supply conditions have improved, we continue to monitor potential availability constraints for high-performance GPUs and related hardware, which may affect the timing of future deployments in our cloud services business.

Furthermore, political or economic conflicts between various global actors, and responsive measures that have been taken and could be taken in the future, have created and can further create significant global economic uncertainty that could prolong or expand such conflicts, which could have a lasting impact on regional and global economies and harm our business and operating results.

Increased scrutiny and changing expectations from stakeholders with respect to our environmental, social, and governance (“ESG”) practices and the impacts of climate change may result in additional costs or risks.

Companies across many industries are facing increasing scrutiny related to their ESG practices. Investor advocacy groups, certain institutional investors, investment funds and other influential investors are also increasingly focused on ESG practices and in recent years have placed increasing importance on the non-financial impacts of their investments. Furthermore, increased public awareness and concern regarding environmental risks, including global climate change, has resulted and may continue to result in increased public scrutiny of our business and our industry, and our management team may divert significant time and energy away from our operations and towards responding to such scrutiny and reassuring our employees.

However, WhiteFiber is committed to continuously embrace the sustainability of our HPC infrastructure with the majority of the GPUs running on carbon-free renewable energy. The SEC has proposed rule changes that would require companies to include certain climate-related disclosures such as climate-related risks that are reasonably likely to have a material impact on business, results of operations, or financial conditions. Should such proposed rules be adopted, increased public scrutiny of our business may affect our operations, competitive position, and financial condition.

In addition, the physical risks of climate change may impact the availability and cost of materials and natural resources, sources and supply of energy, could increase our insurance and other operating costs, including, potentially, to repair damage incurred as a result of extreme weather events or to renovate or retrofit facilities to better withstand extreme weather events. If environmental laws or regulations or industry standards in the U.S., Iceland or Canada are either changed or adopted and impose significant operational restrictions and compliance requirements on our operations, or if our operations are disrupted due to the physical impacts of climate change, our business, capital expenditures, results of operations, financial condition and competitive position could be negatively impacted.

Various actual and potential conflicts of interest may be detrimental to shareholders.

Certain conflicts of interest may exist, or be perceived to exist, between us and our directors or certain executive officers, who are also officers and/or directors of Bit Digital, our parent company, which will own approximately 77.6% of our share capital following this offering (or approximately 75.1% if the underwriters in full exercise their option to purchase additional Ordinary Shares). Each person must devote time, resources and attention to the affairs of Bit Digital. This may conflict with such officer’s or director’s interest in us, including conflicting with interests in allocating resources, time and attention to our business and impacting decisions made on our behalf with respect to Bit Digital. For example, it is expected that, following this offering and continuing until up to two years thereafter, Sam Tabar and Erke Huang will continue to serve as (i) Chief Executive Officer and (ii) Director and Chief Financial Officer, respectively, of Bit Digital. Messrs. Tabar and Huang are expected to provide certain services, representing not more than approximately 30% of their working time, in respect of Bit Digital operations and have committed to provide the requisite time and effort to fulfill their responsibilities as a full-time officer of WhiteFiber, supervising a full staff. Actual or potential conflicts of interest could arise, for example, over matters such as the desirability of changes in our business and operations, funding and capital matters, regulatory matters, agreements with Bit Digital relating to the Reorganization or otherwise, employee retention or recruiting or our dividend policy.

We have put specific procedures in place with respect to potential conflicts of interest, however, in determining with whom our officers or directors may have relationships and considering the risks and risk mitigation factors. As an example, we require that transactions with Bit Digital involving our executive officers and directors be approved or ratified by our Audit Committee, and recognizing that Ms. Ichi Shih is also the Chair of the Bit Digital Audit Committee. While we have a majority of independent directors on our Board in order to ensure that there are limitations on the risks of conflicts of interest impacting Board level decisions, since WhiteFiber is not operating in the crypto mining business, the effects of any such risks of conflicts of interest involving our separate business operations are limited in scope. We expect that as we add officers and independent directors, the risks of conflicts of interest will become more limited over time. We cannot, however, guarantee that the conflicts of interest described above, or other future conflicts of interest, will not manifest in advice or decisions that negatively impact our financial results and our operations.

We may depend upon outside advisors who may not be available on reasonable terms as needed.

To supplement the business experience of our officers and directors, we employ technical experts, appraisers, attorneys, or other consultants or advisors. Our management, with our board of directors approval in certain cases, without any input from shareholders will make the selection of any such advisors. Furthermore, it is anticipated that such persons may be engaged on an “as needed” basis without a continuing fiduciary or other obligation to us. In the event we consider it necessary to hire outside advisors, we may elect to hire persons who are affiliates, if they are able to provide the required services.

The nature of our business requires the application of complex financial accounting rules, and there is limited guidance from accounting standard setting bodies. If financial accounting standards undergo significant changes, our operating results could be adversely affected.

The accounting rules and regulations that we must comply with are complex and subject to interpretation by the Financial Accounting Standards Board (“FASB”), the SEC, and various bodies formed to promulgate and interpret appropriate accounting principles. A change in these principles or interpretations could have a significant effect on our reported financial results, and may even affect the reporting of transactions completed before the announcement or effectiveness of a change. Recent actions and public comments from the FASB and the SEC have focused on the integrity of financial reporting and internal controls. In addition, many companies’ accounting policies are being subject to heightened scrutiny by regulators and the public. Uncertainties or changes in regulatory or financial accounting standards could result in the need to change our accounting methods and restate our financial statements and impair our ability to provide timely and accurate financial information, which could adversely affect our financial statements, result in a loss of investor confidence, and more generally impact our business, operating results, and financial condition.

Risks Related to the Reorganization

We potentially could have received better terms from unaffiliated third parties than the terms we received in our agreements with Bit Digital.

The agreements that are being entered into with Bit Digital in connection with the Reorganization and transition of services (including the Transition Services Agreement) were negotiated while we were still part of Bit Digital’s business. See “Certain Relationships and Related Party Transactions — Agreements With Bit Digital.” Accordingly, during the period in which the terms of those agreements will have been negotiated, we did not have an independent Board of Directors or a management team independent of Bit Digital. The terms of the agreements (including the Transition Services Agreement) negotiated in the context of the Reorganization relate to, among other things, the allocation of assets, intellectual property, liabilities, rights and other obligations between Bit Digital and us. Arm’s-length negotiations between us and an unaffiliated third party in another form of transaction, such as a buyer in a sale of a business, might have resulted in receiving more favorable terms from the unaffiliated third party.

WhiteFiber has no history of operating as an independent, public company, and its historical financial information is not necessarily representative of the results that it would have achieved as a separate, publicly traded company and may not be a reliable indicator of its future results.

The historical information of WhiteFiber in this prospectus refers to its businesses as operated by and integrated with Bit Digital prior to WhiteFiber’s October 2024 acquisition of Enovum. The historical financial information of WhiteFiber included in this prospectus is derived from the combined financial statements and accounting records of Bit Digital and WhiteFiber AI and its combined subsidiaries. Accordingly, the historical financial information included in this prospectus does not necessarily reflect the financial condition, results of operations and cash flows that WhiteFiber would have achieved as a separate, publicly traded company during the periods presented nor those that WhiteFiber will achieve in the future, primarily as a result of the factors described below:

•        Prior to the Reorganization, WhiteFiber’s business has been operated by Bit Digital as part of its broader corporate organization, rather than as an independent company, and Bit Digital or one of its affiliates performed certain corporate functions for WhiteFiber. WhiteFiber’s historical financial results reflect allocations of corporate expenses from Bit Digital for such functions and are likely to be less than the expenses WhiteFiber would have incurred had it operated as a separate publicly traded company.

•        Historically, WhiteFiber shared economies of scope and scale in costs, employees and vendor relationships. Although WhiteFiber will enter into a transition services agreement with Bit Digital prior to this offering (the “Transition Services Agreement”), these arrangements may not retain or fully capture the benefits that WhiteFiber has enjoyed as a result of being integrated with Bit Digital and may result in it paying higher charges than in the past for these services. This could have a material adverse effect on WhiteFiber’s business, financial position, results of operations and cash flows following the completion of the distribution.

•        Generally, WhiteFiber’s working capital requirements and capital for its general corporate purposes, including acquisitions and capital expenditures, have in the past been satisfied as part of the corporatewide cash management policies of Bit Digital. Following the completion of this offering, WhiteFiber’s results of operations and cash flows are likely to be more volatile, and it may need to obtain additional financing from banks, through public offerings or private placements of debt or equity securities, or a combination of both, strategic relationships or other arrangements, which may or may not be available and may be more costly.

•        WhiteFiber’s historical financial information does not reflect any debt that it may incur in the future.

•        As a public company, WhiteFiber will become subject to the reporting requirements of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), the Sarbanes-Oxley Act and the Dodd-Frank Act and will be required to prepare its financial statements according to the rules and regulations required by the SEC. Complying with these requirements could result in significant costs and require WhiteFiber to divert substantial resources, including management time, from other activities.

Other significant changes may occur in WhiteFiber’s cost structure, management, financing and business operations as a result of operating as a company separate from Bit Digital. For additional information about the past financial performance of WhiteFiber’s business and the basis of presentation of the historical combined financial statements, see “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and the historical financial statements and accompanying notes included elsewhere in this prospectus.

WhiteFiber or Bit Digital may fail to perform under the transition services agreement that is expected to be executed as part of the Reorganization or WhiteFiber may fail to have necessary systems and services in place when the transition services agreement expires.

In connection with the Reorganization, it is expected that WhiteFiber and Bit Digital will enter into a transition services agreement (the “Transition Services Agreement”). The Transition Services Agreement will provide for the performance of certain services by Bit Digital for the benefit of WhiteFiber, or in some cases certain services provided by WhiteFiber for the benefit of Bit Digital, for a limited period of time after this offering. WhiteFiber will rely on Bit Digital to satisfy its obligations under this agreement. If Bit Digital is unable to satisfy its obligations under this agreement, WhiteFiber could incur operational difficulties or losses. If WhiteFiber does not have agreements with other providers of these services once certain transaction agreements expire or terminate, WhiteFiber may not be able to operate its business effectively, which may have a material adverse effect on its financial position, results of operations and cash flows.

WhiteFiber’s inability to resolve favorably any disputes that arise between WhiteFiber and Bit Digital with respect to their past and ongoing relationships including potential conflicts of interests among management may adversely affect WhiteFiber’s operating results.

After this offering, certain key management and directors of both Bit Digital and WhiteFiber will hold the same or similar positions in both companies. Those positions and their ownership of Bit Digital securities could create, or appear to create, potential conflicts of interest when WhiteFiber’s management and directors and Bit Digital’s management and directors face decisions that could have different implications for Bit Digital and WhiteFiber. Disputes may arise between WhiteFiber and Bit Digital in a number of areas relating to the various transaction agreements, including:

•        Labor, tax, employee benefit, indemnification and other matters arising from WhiteFiber’s separation from Bit Digital.

•        Employee retention and recruiting.

•        Business combinations involving WhiteFiber.

•        And the nature, quality and pricing of services that WhiteFiber and Bit Digital have agreed to provide each other.

WhiteFiber may not be able to resolve potential conflicts, and even if it does, the resolution may be less favorable than if it were dealing with an unaffiliated party.

The agreements WhiteFiber enters into with Bit Digital may be amended upon agreement between the parties. While WhiteFiber is controlled by Bit Digital, it may not have the leverage to negotiate amendments to these agreements if required on terms as favorable to it as those it would negotiate with an unaffiliated third party.

As an independent, publicly traded company, WhiteFiber may not enjoy the same benefits that its subsidiaries did as subsidiaries of Bit Digital.

Historically, WhiteFiber’s business has been operated through subsidiaries of Bit Digital, and Bit Digital performed substantially all the corporate functions for their operations, including managing financial and human resources systems, internal auditing, investor relations, treasury services, financial reporting, finance and tax administration, benefits administration, legal, and regulatory functions.

Following this offering, Bit Digital will provide support to WhiteFiber with respect to certain of these functions on a transitional basis. WhiteFiber will then need to replicate certain facilities, systems, infrastructure and personnel to which it will no longer have access after the distribution and will likely incur capital and other costs associated with developing and implementing its own support functions in these areas. Such costs could be material.

As an independent, publicly traded company, WhiteFiber may become more susceptible to market fluctuations and other adverse events than it would have been, were it still a part of Bit Digital. As part of Bit Digital, WhiteFiber has been able to enjoy certain benefits from Bit Digital’s operating diversity and available capital for investments.

As an independent, publicly traded company, WhiteFiber will not have similar operating diversity and may not have similar access to capital markets, which could have a material adverse effect on its financial position, results of operations and cash flows.

WhiteFiber could experience temporary interruptions in business operations and incur additional costs as it further develops information technology infrastructure and transitions its data to its stand-alone systems.

WhiteFiber is in the process of preparing information technology infrastructure and systems to support its critical business functions, including accounting and reporting, in order to replace many of the systems and functions Bit Digital has provided. WhiteFiber may experience temporary interruptions in business operations if it cannot transition effectively to its own stand-alone systems and functions, which could disrupt its business operations and have a material adverse effect on profitability. In addition, WhiteFiber’s costs for the operation of these systems may be higher than the amounts reflected in the combined financial statements.

Regulatory Risks

Regulatory restrictions that target AI, including, but not limited to, export restrictions may have a material adverse impact on our intended operations.

The increasing focus on the strategic importance of AI technologies has already resulted in regulatory restrictions that target products and services capable of enabling or facilitating AI, including semiconductors and related critical technologies, and may in the future result in additional restrictions impacting some or all of our service offerings. Such restrictions could include additional unilateral or multilateral export controls on certain products or technology, including, but not limited to, cloud service technologies. As geopolitical tensions have increased, semiconductors associated with AI, including GPUs and associated products, are increasingly the focus of export control restrictions implemented by the U.S. and its allies, and it is likely that additional unilateral or multilateral controls will be adopted. Such controls may be very broad in scope and application, require us to obtain export licenses from government regulators, prohibit us from exporting our services to any or all customers in one or more markets or could impose other conditions that limit our ability to provide cloud services from or serve demand abroad and could negatively and materially impact our business, revenue, and financial results. Export controls targeting GPUs and semiconductors associated with AI, could restrict our ability to export our technology, or services, even though competitors may not be subject to similar restrictions, creating a competitive disadvantage for us and negatively impacting our business and financial results. Increasing use of economic sanctions may also impact demand for our services, negatively impacting our business and financial results. Additional unilateral or multilateral controls are also likely to include deemed export control limitations that negatively impact the ability of our research and development teams to execute our roadmap or other objectives in a timely manner. Additional export restrictions may not only impact our ability to serve overseas markets, but also provoke responses from foreign governments, including China, that negatively impact our ability to provide our services to customers in all markets worldwide, which could also substantially reduce our revenue. See “Changes in tariffs or import restrictions could have a material adverse effect on our business, financial condition and results of operations.”

Management of the requirements of the supply chain is complicated and time consuming. Our results and competitive position may be harmed if we are restricted in offering our services, if customers purchase services from competitors, if customers develop their own cloud services, if we are unable to provide contractual warranty or other extended service obligations.

Our cloud services business is subject to complex and evolving U.S. and foreign laws and regulations regarding AI, machine learning, and automated decision making.

In recent years the use of machine learning, AI and automated decision making, has come under increased regulatory scrutiny, and governments and regulators in the United States, European Union, and other places have announced the need for greater regulation regarding the use of machine learning and AI generally. New laws, guidance, and decisions in this area may limit WhiteFiber’s cloud services business, or require the Company to make changes to its clouds service technology and infrastructure and our operations that may decrease our operational efficiency, result in an increase to operating costs and/or hinder our ability to provide or improve our cloud services.

For example, certain global privacy laws regulate the use of automated decision making and may require that the existence of automated decision making be disclosed to the data subject with a meaningful explanation of the logic used in such decision making in certain circumstances, and that safeguards must be implemented to safeguard individual rights, including the right to obtain human intervention and to contest any decision. Other global privacy laws allow individuals the right to opt out of certain automated processing of personal data and create other requirements that impact automated decision-making. At the federal level, the scope and extent of regulation of AI is uncertain, but the National Institute of Standards and Technology issued the NIST-AI-600-1, AI Risk Management Framework: Generative Artificial Intelligence Profile which will likely remain a standard that regulators may consider for determining whether companies have adequate assessed the risk of use of AI.

A number of states have issued or proposed laws that require developers and deployers of high risk AI tools and systems to conduct risk assessments and take steps to avoid algorithmic discrimination. In addition, these laws provide consumers with the right to pre-use notice and certain rights to opt-out of use of such tools for certain kinds of automated decisions and to seek human review for adverse decisions. These laws could impose additional obligations on us to comply with such requirements and limit the Company’s ability to use AI and automated decision making. Violations of such laws could expose the Company to fines and sanctions and consumer class actions.

In the European Union, the EU AI Act establishes a comprehensive, risk-based governance framework for AI in the EU market. The EU AI Act entered in force on August 1, 2024, and the majority of the substantive requirements will apply two years later (beginning 2026). The EU AI Act will apply to companies that develop, use and/or provide AI in the European Union and includes requirements around transparency, conformity assessments and monitoring, risk assessments, human oversight, security, accuracy, general purpose AI and foundation models, and proposes fines for breach of up to 7% of worldwide annual turnover (revenue). Additionally, in September of 2022, the European Commission proposed two Directives seeking to establish a harmonized civil liability regime for AI in the European Union, in order to facilitate civil claims in respect of harm caused by AI and to include AI-enabled products within the scope of the European Union’s existing strict liability regime. Once fully applicable, the EU AI Act will have a material impact on the way AI is regulated in the European Union, and together with developing guidance and/or decisions in this area, may affect our use of AI and our ability to provide, improve, or commercialize our cloud services, and could require additional compliance measures and changes to our operations and processes.

Moreover, the protectability and ownership of intellectual property, including patent and copyright, resulting from the use of AI technologies has not been fully addressed by courts or laws or regulations. To the extent we use AI technologies to generate or develop other technology, we may have difficulty enforcing intellectual property rights in other such technology. In addition, the use or adoption of AI technologies into our offerings may result in exposure to claims of copyright infringement or other intellectual property misappropriation based on the inputs or outputs of such systems. As the legal and regulatory framework for AI and automated decision making evolves, we may not always be able to anticipate how to respond to these laws or regulations, and compliance may adversely impact our operations and involve significant expenditure and resources. Any failure by us to comply may result in significant liability, potential increases in civil claims against us, negative publicity, an erosion of trust, and/or increased regulation and could materially adversely affect our business, results of operations, and financial condition.

We are subject to a highly evolving regulatory landscape and any adverse changes to or our colocation customers’ failure to comply with any laws or regulations could adversely affect our business, prospects or operations.

Our customers’ businesses are subject to extensive laws, rules, regulations, policies and legal and regulatory guidance, including those governing securities, commodities, exchange and transfer, data governance, data protection, cybersecurity and tax. Many of these legal and regulatory regimes were adopted prior to the advent of the Internet, mobile technologies, AI and related technologies, cloud services and data center operations. As a result, they do not contemplate or address unique issues associated with AI, are subject to significant uncertainty, and vary widely across U.S., Iceland and Canada. These legal and regulatory regimes, including the laws, rules and regulations thereunder, evolve frequently and may be modified, interpreted and applied in an inconsistent manner from one jurisdiction to another, and may conflict with one another.

Moreover, the complexity and evolving nature of our business and the significant uncertainty surrounding the regulation of AI, requires us to exercise our judgment as to whether certain laws, rules and regulations apply to us or our customers, and it is possible that governmental bodies and regulators may disagree with our or our customers’

conclusions. To the extent we or our customers have not complied with such laws, rules and regulations, we could be subject to significant fines and other regulatory consequences, which could adversely affect our business, prospects or financial condition.

Ongoing and future regulatory actions, such as controls on the export of products and technology for AI uses, could effectively prevent our customers’ and our ongoing or planned co-hosting operations, limiting or preventing future revenue generation by us or rendering our operations obsolete. Such actions could severely impact our ability to continue to operate and our ability to continue as a going concern or to pursue our strategy at all, which would have a material adverse effect on our business, prospects or financial condition.

We are subject to governmental regulation and other legal obligations related to data privacy, data protection and information security. If we are unable to comply with these, we may be subject to governmental enforcement actions, litigation, fines and penalties or adverse publicity.

We collect and process data, including personal, financial and confidential information about individuals, including our employees and business partners; however, not of any customers or other third parties. The collection, use and processing of such data about individuals are governed by data privacy laws and regulations enacted in the U.S. (federal and state), and other jurisdictions around the world. These data privacy laws and regulations are complex, continue to evolve, and on occasion may be inconsistent between jurisdictions leading to uncertainty in interpreting such laws and it is possible that these laws, regulations and requirements may be interpreted and applied in a manner that is inconsistent with our existing information processing practices, and many of these laws are significantly litigated and/or subject to regulatory enforcement. The implication of this includes that various federal, state and foreign legislative or regulatory bodies may enact or adopt new or additional laws and regulations concerning data privacy, data retention, data transfer, and data protection. Such laws may continue to restrict or dictate how we collect, maintain, combine and disseminate information and could have a material adverse effect on our business, results of operations, financial condition and prospects.

In the United States, there are numerous federal and state laws and regulations that could apply to our operations or the operations of our partners, including data breach notification laws, financial information and other data privacy laws, and consumer protection laws and regulations (e.g., Section 5 of the FTC Act), that govern the collection, use, disclosure, and protection of personal information.

For example, California has enacted the California Consumer Privacy Act (“CCPA”) and the California Privacy Rights Act (“CPRA”), which, among other things, allows California consumers to request that certain companies disclose the types of personal information collected by such companies, to correct that information, to delete that information and to opt-out the sale or sharing of personal information for cross-context behavioral advertising. The California Privacy Protection Agency (“CPPA”) has proposed new regulations to require companies to conduct risk assessments, annual cybersecurity audits and set up notice and opt-out and access procedures for the use of automated decision-making technology. These proposed new requirements could increase our costs of compliance and impact our operations and the products and services we offer.

In addition, Iowa, Delaware, Maine, Virginia, Colorado, Utah, Oregon, Montana, Nebraska, New Hampshire, New Jersey, Texas, Utah and Connecticut enacted privacy and data protection laws in recent years that are currently in effect and grant similar rights and impose similar obligations as the CCPA. New privacy laws enacted in Maryland, Minnesota, Rhode Island, and Tennessee will take effect over the next couple years. Other states in the U.S. are also separately proposing laws to regulate privacy and security of personal data. Our failure, and/or the failure by the various third party vendors and service providers with which we do business, to comply with applicable privacy policies or federal or state laws or changes in applicable laws and regulations, or any compromise of security that results in the unauthorized release of personal information or other user data could damage our reputation and the reputation of our third party vendors and service providers, discourage potential users from trying their products and services and/or result in fines and/or proceedings by governmental agencies and/or consumers, any one or all of which could adversely affect our business, financial condition and results of operations and, as a result, our company. In addition, we, our subsidiaries or our business affiliates may not have adequate insurance coverage to compensate for losses.

Foreign data privacy laws, such as the General Data Protection Regulation (“GDPR”) in the European Union and the United Kingdom Data Protection Act (“UK GDPR”) impose data privacy and security requirements that may impact our ability to collect and process personal information of residents of the EU and the UK. The transfer of personal information from such jurisdictions may be subject to additional restrictions and require the use of transfer mechanisms recognized by GDPR and UK GDPR, such as the use of Standard Contractual Clauses, which impose numerous obligations on data importers and exporters. Violations of the GDPR or UK GDPR could impose us to fines of up to €20 million, or up to 4% of the annual worldwide turnover of the preceding financial year, whichever is greater.

Existing and increasing legal and regulatory requirements could adversely affect our results of operations.

We are subject to a wide range of laws, regulations, and legal requirements in the U.S. and globally, including those that may apply to our products and online services offerings, and those that impose requirements related to user privacy, data security, telecommunications, data storage and protection, advertising, and online content. Laws in several jurisdictions, including EU Member State laws under the European Electronic Communications Code, increasingly define certain of our services as regulated telecommunications services. This trend may continue and will result in these offerings being subjected to additional data protection, security, law enforcement surveillance, and other obligations. Regulators and private litigants may assert that our collection, use, and management of customer data and other information is inconsistent with their laws and regulations, including laws that apply to the tracking of users via technology such as cookies. New environmental, social, and governance laws and regulations are expanding mandatory disclosure, reporting, and diligence requirements. Legislative or regulatory action relating to cybersecurity requirements may increase the costs to develop, implement, or secure our products and services. Compliance with evolving digital accessibility laws and standards will require engineering and is important to our efforts to empower all people and organizations to achieve more. Legislative and regulatory action is emerging in the areas of AI and content moderation, which could increase costs or restrict opportunity. For example, in the EU, an AI Act has entered into force, and may entail increased costs or decreased opportunities for the operation of our AI services in the European market. See “Our cloud services business is subject to complex and evolving U.S. and foreign laws and regulations regarding AI, machine learning, and automated decision making” risk factor above.

We are subject to extensive environmental, health and safety laws and regulations that may expose us to significant liabilities for penalties, damages or costs of remediation or compliance.

Our operations and properties are subject to extensive laws and regulations governing occupational health and safety, the discharge of pollutants into the environment or otherwise relating to health, safety and environmental protection requirements, laws and regulations. These laws and regulations can increase capital, operating and other costs; cause delays as a result of litigation and administrative proceedings; and create environmental compliance, remediation, containment, monitoring and reporting obligations. Environmental laws and regulations can also require WhiteFiber to install pollution control equipment at facilities where it operates, and correct environmental hazards, including payment of all or part of the cost to remediate sites where activities of other parties, caused environmental contamination. These laws and regulations may impose numerous obligations that are applicable to our operations, including acquisition of a permit or other approval before conducting construction or regulated activities; restrictions on the types, quantities and concentration of materials that can be released into the environment; limitation or prohibition of construction and operating activities in environmentally sensitive areas, such as wetlands; imposing specific health and safety standards addressing worker protection; and imposition of significant liabilities for pollution resulting from our operations, including investigation, remedial and clean-up costs. Failure to comply with these requirements may expose us to fines, penalties and/or interruptions in our operations that could have a material adverse effect on our financial position, results of operations and cash flows. Certain environmental laws may impose strict, joint and several liability for costs required to clean up and restore sites where hazardous substances have been disposed or otherwise released into the environment, even under circumstances where the hazardous substances were released by prior owners or operators or the activities conducted and from which a release emanated complied with applicable law. Moreover, it is not uncommon for neighboring landowners and other third parties to file claims for personal injury and property damage allegedly caused by noise or the release of hazardous substances into the environment.

The trend in environmental regulation has been to place more restrictions and limitations on activities that may be perceived to impact the environment, and thus there can be no assurance as to the amount or timing of future expenditures for environmental regulation compliance or remediation. New or revised regulations that result in increased compliance costs or additional operating restrictions could have a material adverse effect on our financial position, results of operations and cash flows.

Failure to comply with anti-corruption and anti-money laundering laws, including the Foreign Corrupt Practices Act (the “FCPA”) and similar laws associated with our activities outside of the United States, could subject us to penalties and other adverse consequences.

We operate an international business and may have direct or indirect interactions with officials and employees of government agencies or state-owned or affiliated entities. We are subject to the FCPA, and other applicable anti-corruption and anti-money laundering laws in certain countries in which we conduct activities. The FCPA prohibits providing, offering, promising, or authorizing, directly or indirectly, anything of value to government officials, political parties, or political candidates for the purpose of obtaining or retaining business or securing any improper business advantage. In addition, U.S. public companies are required to maintain records that accurately and fairly represent their transactions and have an adequate system of internal accounting controls.

In many foreign countries, including countries in which we may conduct business, it may be a local custom that businesses engage in practices that are prohibited by the FCPA, or other applicable laws and regulations. We face significant risks if we or any of our directors, officers, employees, contractors, agents or other partners or representatives fail to comply with these laws and governmental authorities in the United States and elsewhere could seek to impose substantial civil and/or criminal fines and penalties which could have a material adverse effect on our business, reputation, operating results, prospects and financial condition.

Any violation of the FCPA, other applicable anti-corruption laws, or anti-money laundering laws could result in whistleblower complaints, adverse media coverage, investigations, loss of export privileges, severe criminal or civil sanctions and, in the case of the FCPA, suspension or debarment from U.S. government contracts, any of which could have a materially adverse effect on our reputation, business, operating results, prospects and financial condition. In addition, responding to any enforcement action or internal investigation related to alleged misconduct may result in a significant diversion of management’s attention and resources and significant defense costs and other professional fees.

Changes in tax law may negatively affect WhiteFiber’s business.

Changes to federal, state, local and foreign tax laws have the ability to benefit or adversely affect WhiteFiber’s earnings and customer costs. Significant changes to corporate tax rates could result in the impairment of deferred tax assets that are established based on existing law at the time of deferral. A number of factors may increase WhiteFiber’s future effective income tax rate, including:

•        Governmental authorities increasing taxes or eliminating deductions, particularly the depletion deduction.

•        The jurisdictions in which earnings are taxed.

•        The resolution of issues arising from tax audits with various tax authorities.

•        Changes in the valuation of our deferred tax assets and liabilities.

•        Adjustments to estimated taxes upon finalization of various tax returns.

•        Changes in available tax credits.

•        Changes in stock-based compensation.

•        Other changes in tax laws; or

•        The interpretation of tax laws and/or administrative practices.

Our business may be adversely affected by future changes in the European Union’s regulations related to AI, which could be reflected in Icelandic and European Union countries’ domestic laws and regulations.

While no current Icelandic legislation directly impacts colocation operations, Iceland, being a member of the European Economic Area, is likely to be influenced by forthcoming European Union acts such as the Artificial Intelligence Act and the AI Liability Directive. These acts may shape the future regulatory landscapes in Iceland and lead the Icelandic government to adopt such regulations domestically.

The potential adoption of said AI regulatory framework could introduce new compliance requirements for WhiteFiber data centers, as well as other legal and regulatory obligations, impacting operational practices and liability considerations for the Company’s WhiteFiber data centers. This could ultimately adversely affect our Company’s business and financial results.

We incur significant costs and demands upon management and accounting and finance resources as a result of complying with the laws and regulations affecting public companies; if we fail to maintain proper and effective internal controls, our ability to produce accurate and timely financial statements and otherwise make timely and accurate public disclosure could be impaired, which could harm our operating results, our ability to operate our business and our reputation.

As a public company, WhiteFiber will become subject to the reporting requirements of the Exchange Act, the Sarbanes-Oxley Act and the Dodd-Frank Act and will be required to prepare its financial statements according to the rules and regulations required by the SEC. In addition, following the effectiveness of the registration statement of which the prospectus forms a part, the Exchange Act requires that WhiteFiber file annual, quarterly and current reports. WhiteFiber’s failure to prepare and disclose this information in a timely manner or to otherwise comply with applicable law could subject it to penalties under federal securities laws, expose it to lawsuits and restrict its ability to access financing. In addition, following the effectiveness of the registration statement of which the prospectus forms a part, the Sarbanes-Oxley Act requires that, among other things, WhiteFiber establish and maintain effective internal controls and procedures for financial reporting and disclosure purposes. Internal control over financial reporting is complex and may be revised over time to adapt to changes in WhiteFiber’s business, or changes in applicable accounting rules. WhiteFiber cannot assure you that its internal control over financial reporting will be effective in the future or that a material weakness will not be discovered with respect to a prior period for which it had previously believed that internal controls were effective. If WhiteFiber is not able to maintain or document effective internal control over financial reporting, its independent registered public accounting firm will not be able to certify as to the effectiveness of its internal control over financial reporting. While WhiteFiber AI has been adhering to these laws and regulations as a subsidiary of Bit Digital, after this offering it will need to demonstrate its ability to manage its compliance with these corporate governance laws and regulations as an independent, public company.

Matters affecting WhiteFiber’s internal controls may cause it to be unable to report its financial information on a timely basis, or may cause it to restate previously issued financial information, and thereby subject WhiteFiber to adverse regulatory consequences, including sanctions or investigations by the SEC, or violations of applicable stock exchange listing rules. There could also be a negative reaction in the financial markets due to a loss of investor confidence in WhiteFiber and the reliability of its financial statements. Confidence in the reliability of WhiteFiber’s financial statements is also likely to suffer if it or its independent registered public accounting firm reports a material weakness in its internal control over financial reporting. This could have a material and adverse effect on WhiteFiber by, for example, leading to a decline in the share price and impairing its ability to raise additional capital.

Risks Involving Intellectual Property

We use certain open source technology in our business. We may face claims from third parties claiming ownership of, or demanding the release of, the technology and any other intellectual property that we developed using or derived from such open-source technology.

We utilize a combination of open-source and licensed third-party technologies in the development and operation of our cloud services. While open-source technologies enable rapid development and cost efficiencies, they also pose potential risks, such as security vulnerabilities, lack of long-term support, and legal risks related to licensing terms. Similarly, reliance on licensed third-party technologies may expose us to risks associated with changes in licensing terms, costs, or discontinuation of the licensed products.

We intend to continue to use open-source technology in the future. There is a risk that open-source technology licenses could be construed in a manner that imposes unanticipated conditions or restrictions on our ability to offer our products. By the terms of certain open source licenses, if we combine our proprietary software with open source software in a certain manner, we could be required to release the source code of our proprietary software and make our proprietary software available under open source licenses. Open source licensors may also decide to change the conditions on which they make their open-source technology available for our use. Additionally, we may face claims from third parties claiming ownership of, or demanding the public release or free license of, the technology and any other intellectual property that it developed using or derived from such open source technology. The terms of many open source licenses have not been interpreted by United States courts. There is a risk that these licenses could be construed in a way that could impose unanticipated conditions or restrictions on our ability to commercialize our services. These claims could result in litigation and could require that we make our technology freely available, purchase a costly license or cease offering the implicated products or services unless and until we can re-engineer them to avoid infringement. This re-engineering process could require significant technology and product development resources, and we may not be able to complete the process successfully. Failure to adequately manage these risks could result in operational disruptions, legal liabilities, and adverse impacts on our business, results of operations, and financial condition.

Impact of advancements in AI on demand for AI and WhiteFiber data centers may reduce the need for HPCs and AI-specific data center infrastructure, which could have an adverse effect on our business, results of operations, and financial condition.

The AI industry is rapidly evolving, with continuous improvements in algorithms, software efficiencies, and hardware capabilities. Emerging AI technologies, such as demonstrated by DeepSeek, may allow for complex AI operations to be executed with significantly less computing power than is currently required. This reduction in computational intensity could decrease the demand for specialized computing and HPC data center services. If AI developers are able to achieve the same or better performance outcomes with more energy-efficient, cost-effective, or less resource-intensive technologies, they may adjust their need for large-scale, high capacity data center solutions. This shift could have an adverse effect on our business, results of operations, and financial condition. We continuously monitor industry trends and invest in innovation to mitigate these risks. However, there is no assurance that we will be able to anticipate or respond effectively to such changes, which could have an adverse effect on our business, results of operations, and financial condition.

We rely upon licenses of third-party intellectual property rights and may be unable to protect our software code.

We actively use specific hardware and software for our cloud services and colocation data center operations. In certain cases, source code and other software assets may be subject to an open source license, as much technology development underway in this sector is open source. For these works, the Company intends to adhere to the terms of any license agreements that may be in place.

We do not currently own, and do not have any current plans to seek, any patents in connection with our existing and planned operations. We rely upon trade secrets, trademarks, service marks, trade names, copyrights and other intellectual property rights and expect to license the use of intellectual property rights owned and controlled by others. In addition, we have developed and may further develop certain software applications for purposes of our operations. Our open source licenses may not afford us the protection we need to protect our intellectual property.

Our internal systems rely on software that is highly technical, and, if it contains undetected errors, our business could be adversely affected.

Our internal systems rely on software that is highly technical and complex. In addition, our internal systems depend on the ability of such software to store, retrieve, process and manage immense amounts of data. The software on which we rely has contained, and may now or in the future contain, undetected errors or bugs. Some errors may only be discovered after the code has been released for external or internal use. Any errors, bugs or defects discovered in the software on which we rely could result in harm to our reputation, or liability for damages, any of which could adversely affect our business, results of operations and financial conditions.

We do not have any patents protecting our intellectual property and may not be able to prevent others from unauthorized use of our intellectual property, which could harm our business and competitive position.

We regard trademarks, domain names, know-how, proprietary technologies and similar intellectual property as critical to our success, and we rely on a combination of intellectual property laws and contractual arrangements, including confidentiality and non-compete agreements with our directors, officers and executive employees, to protect our proprietary rights. However, we do not have any non-compete agreements with our non-executive employees, nor do we have any patents protecting our intellectual property. Thus, we cannot assure you that any of our intellectual property rights would not be challenged, invalidated, circumvented or misappropriated, or such intellectual property will be sufficient to provide us with competitive advantages. In addition, because of the rapid pace of technological change in our industry, parts of our business rely on technologies developed or licensed by third parties, and we may not be able to obtain or continue to obtain licenses and technologies from these third parties on reasonable terms, or at all.

Preventing any unauthorized use of our intellectual property is difficult and costly and the steps we take may be inadequate to prevent the misappropriation of our intellectual property. In the event that we resort to litigation to enforce our intellectual property rights, such litigation could result in substantial costs and a diversion of our managerial and financial resources. We can provide no assurance that we will prevail in such litigation. In addition, our trade secrets may be leaked or otherwise become available to, or be independently discovered by, our competitors. To the extent that our employees or consultants use intellectual property owned by others in their work for us, disputes may arise as to the rights in related know-how and inventions. Any failure in protecting or enforcing our intellectual property rights could have a material adverse effect on our business, financial condition and results of operations.

We may be subject to intellectual property infringement claims, which may be expensive to defend and may disrupt our business and operations.

We cannot be certain that our operations or any aspects of our business do not or will not infringe upon or otherwise violate trademarks, patents, copyrights, know-how or other intellectual property rights held by third parties. We may be, from time to time in the future, subject to legal proceedings and claims relating to the intellectual property rights of others. In addition, there may be third-party trademarks, patents, copyrights, know-how or other intellectual property rights that are infringed by our products, services or other aspects of our business without our awareness. Holders of such intellectual property rights may seek to enforce such intellectual property rights against us in China, the United States or other jurisdictions. If any third-party infringement claims are brought against us, we may be forced to divert management’s time and other resources from our business and operations to defend against these claims, regardless of their merits. If we were found to have violated the intellectual property rights of others, we may be subject to liability for our infringement activities or may be prohibited from using such intellectual property, and we may incur licensing fees or be forced to develop alternatives of our own. Moreover, the intellectual property ownership and license rights, including copyright, surrounding AI technologies has not been fully addressed by courts or laws or regulations, and the use or adoption of AI technologies into our offerings may result in exposure to claims of copyright infringement or other intellectual property misappropriation. As a result, our business and results of operations may be materially and adversely affected.

Issues in the development and use of AI may result in reputational or competitive harm or liability.

We continue to incorporate AI into our cloud services and infrastructure, and we are also providing computing power for our customers to use in solutions that they build. We are providing supporting/computing power to clients, including our strategic partners who develop AI systems. We expect this integration of AI into our services and our business in general to grow. AI presents risks and challenges that could affect its adoption, and therefore our business. AI algorithms or training methodologies may be flawed or result inaccurate results or hallucinations. Datasets may be overbroad, insufficient, or contain biased information that could result in algorithmic discrimination. Content generated by AI systems may be offensive, illegal, or otherwise harmful or infringing of the rights of third parties. Ineffective or inadequate AI development or deployment practices by others could result in incidents that impair the acceptance of AI solutions or cause harm to individuals, customers, or society, or result in our services not working as intended. Human review of certain outputs or decisions may be required. As a result of these and other challenges associated with innovative technologies, our implementation of cloud services could subject us to competitive harm, regulatory action, legal liability, including under new proposed legislation regulating AI in jurisdictions, new applications of existing data protection, privacy, intellectual property, and other laws, and brand or reputational harm. Some AI scenarios present ethical issues or may have broad impacts on society. If we provide supporting/cloud services that have unintended consequences, unintended usage or customization by our customers and partners, or are controversial because of their impact on human rights, privacy, employment, or other social, economic, or political issues, we may experience brand or reputational harm, adversely affecting our business and combined financial statements as well as potential legal liability.

Risks Related to WhiteFiber Ordinary Shares

WhiteFiber cannot be certain that an active trading market for its Ordinary Shares will develop or be sustained after this offering, and following this offering its stock price may fluctuate significantly.

A public market for WhiteFiber Ordinary Shares does not currently exist. WhiteFiber cannot guarantee that an active trading market will develop or be sustained for WhiteFiber Ordinary Shares after the distribution. Nor can it predict the prices at which WhiteFiber Ordinary Shares may trade after this offering. Similarly, WhiteFiber cannot predict the effect of this offering on the trading prices of Ordinary Shares of WhiteFiber or whether the combined market value of the WhiteFiber Ordinary Shares and Bit Digital Ordinary Shares will be less than, equal to or greater than the market value of shares of Bit Digital prior to this offering. Until the market has fully evaluated Bit Digital’s remaining businesses without WhiteFiber’s operating subsidiaries, the price at which WhiteFiber Ordinary Shares trade may fluctuate more significantly than might otherwise be typical, even with other market conditions, including general volatility, held constant. Similarly, until the market has fully evaluated WhiteFiber’s business as a stand-alone entity, the prices at which WhiteFiber Ordinary Shares trade may fluctuate more significantly than might otherwise be typical, even with other market conditions, including general volatility, held constant. The increased volatility of WhiteFiber stock price following the distribution may have a material adverse effect on its business, financial condition and results of operations.

The market price of WhiteFiber Ordinary Shares may fluctuate significantly due to a number of factors, some of which may be beyond WhiteFiber’s control, including:

•        actual or anticipated fluctuations in our financial condition and operating results or those of companies perceived to be similar to us;

•        actual or anticipated changes in our growth rate relative to our competitors;

•        commercial success and market acceptance of AI infrastructure services;

•        actions by our competitors, such as new business initiatives, acquisitions and divestitures;

•        strategic transactions undertaken by us;

•        additions or departures of key personnel;

•        prevailing economic conditions;

•        disputes concerning our intellectual property or other proprietary rights;

•        sales of our Ordinary Shares by our officers, directors or significant shareholders;

•        Other actions taken by our shareholders;

•        future sales or issuances of equity or debt securities by us;

•        business disruptions caused by earthquakes, tornadoes or other natural disasters;

•        issuance of new or changed securities analysts’ reports or recommendations regarding us;

•        legal proceedings involving our company, our industry or both;

•        changes in market valuations of companies similar to ours;

•        the prospects of the industry in which we operate;

•        speculation or reports by the press or investment community with respect to us or our industry in general; and

•        the level of short interest in our shares.

In addition, the stock markets have recently and in the past experienced extreme volatility that has often been unrelated to the operating performance of issuers. These broad market fluctuations may negatively impact the price or liquidity of our Ordinary Shares. When the price of a share has been volatile, holders of that share have sometimes instituted securities class action litigation against the issuer.

•        Actual or anticipated fluctuations in WhiteFiber’s operating results.

•        Declining operating revenues derived from WhiteFiber’s core business.

•        The operating and share price performance of comparable companies.

•        Changes in WhiteFiber’s shareholder base due to the Reorganization.

•        Changes in the regulatory and legal environment in which WhiteFiber operates; and

•        Market conditions in the AI industry, and the domestic and worldwide economy as a whole.

We will be a “controlled company” as defined under the Nasdaq Listing Rules. Although we do not intend to rely on the “controlled company” exemptions under the Nasdaq Listing Rules, we could elect to rely on one or more of these exemptions in the future and you will not have the same protection afforded to shareholders of companies that are subject to these corporate governance requirements.

Bit Digital, our parent company, will own approximately 77.6% of the voting power following this offering (or approximately 75.1% if the underwriters in full exercise their option to purchase additional Ordinary Shares). Under the Nasdaq Listing Rules, a company of which more than 50% of the voting power is held by an individual, group or another company is a “controlled company” and is permitted to elect to rely, and may rely, on certain exemptions from corporate governance rules, including:

•        an exemption from the rule that a majority of our board of directors must be independent directors;

•        an exemption from the rule that requires a compensation committee comprised entirely of independent directors with a written charter addressing the committee’s purpose and responsibilities; and

•        an exemption from the rule that our director nominees must be selected or recommended solely by independent directors or by a nominations committee that consists entirely of independent directors with a written charter or board resolution addressing the nominations process.

Although we do not intend to rely on the “controlled company” exemptions under the Nasdaq Listing Rules, we could elect to rely on one or more of these exemptions in the future. If we elect to rely on any of the “controlled company” exemptions, our investors will not have the same protections afforded to shareholders of companies that are subject to these corporate governance requirements. Our status as a controlled company could cause our Ordinary Shares to look less attractive to certain investors or otherwise harm the trading price of the Ordinary Shares.

We will be a “foreign private issuer” as defined under the Nasdaq Listing Rules. Although we do not intend to rely on the “foreign private issuer” exemptions under the Nasdaq Listing Rules, we could elect to rely on one or more of these exemptions in the future and you will not have the same protections afforded to shareholders of companies that are subject to these corporate governance requirements.

Notwithstanding the fact that we have elected to file with the SEC as a domestic issuer, we believe that we will be deemed to be a foreign private issuer within the meaning of the rules under the Exchange Act. A foreign private issuer may elect to follow its home country practice in lieu of certain of Nasdaq’s corporate governance rules, including the Nasdaq requirement to have a board comprised of a majority of independent directors, independent director oversight of executive compensation and nomination of directors, and other matters. Although we do not intend to rely on such exemptions, if we do in the future, you may not have the same protections afforded to shareholders of companies that are not foreign private issuers.

We have a share structure that allows our directors with the consent of Bit Digital to issue preference shares that could be dilutive to your interests as an ordinary shareholder.

WhiteFiber’s authorized share capital is US$3,500,000 divided into 340,000,000 Ordinary Shares of par value US$0.01 each and 10,000,000 preference shares of par value US$0.01 each (“preference shares”). We currently have no preference shares issued and outstanding.

While we currently have no preference shares issued and outstanding, our directors have the discretion, with the consent of the Bit Digital, to issue preference shares without further shareholder approval. We will only require the consent of Bit Digital to issue preference shares for such period(s) of time that Bit Digital is a shareholder of the Company. In the event of any enhanced and preferential rights of our preference shares, the issuance of preference shares could be dilutive to the interests of holders of Ordinary Shares which could cause the market price of our Ordinary Shares could be adversely affected.

The terms of our preference shares are the same as our Ordinary Shares, except that before we issue any preference shares, our directors shall fix, by resolution or resolutions, the following provisions of such series of preference shares:

(a)     the designation of such series and the number of preference shares to constitute such series;

(b)    whether the shares of such series shall have voting rights, in addition to any voting rights provided by the Companies Act, and, if so, the terms of such voting rights;

(c)     the dividends, if any, payable on such series, whether any such dividends shall be cumulative, and, if so, from what dates, the conditions and dates upon which such dividends shall be payable, the preference or relation which such dividends shall bear to the dividends payable on any shares of any other class of shares or any other series of preference shares;

(d)    whether the preference shares or such series shall be subject to redemption by the Company, and, if so, the times, prices and other conditions of such redemption;

(e)     the amount or amounts payable upon preference shares of such series upon, and the rights of the holders of such series in, a voluntary or involuntary liquidation, dissolution or winding up, or upon any distribution of the assets, of the Company;

(f)     whether the preference shares of such series shall be subject to the operation of a retirement or sinking fund and, if so, the extent to and manner in which any such retirement or sinking fund shall be applied to the purchase or redemption of the preference shares of such series for retirement or other corporate purposes and the terms and provisions relative to the operation of the retirement or sinking fund;

(g)    whether the preference shares of such series shall be convertible into, or exchangeable for, shares of any other class of shares or any other series of preference shares or any other securities and, if so, the price or prices or the rate or rates of conversion or exchange and the method, if any, of adjusting the same, and any other terms and conditions of conversion or exchange;

(h)    the limitations and restrictions, if any, to be effective while any preference shares or such series are outstanding upon the payment of dividends or the making of other distributions on, and upon the purchase, redemption or other acquisition by the Company of, the existing shares or shares of any other class of shares or any other series of preference shares;

(i)     the conditions or restrictions, if any, upon the creation of indebtedness of the Company or upon the issue of any additional shares, including additional shares of such series or of any other class of shares or any other series of preference shares; and

(j)      any other powers, preferences and relative, participating, optional and other special rights, and any qualifications, limitations and restrictions of any other class of shares or any other series of preference shares.

Future issuances of preferred shares may concentrate voting control with holders of our preference shares, should we issue any, and the holders of such preference shares may not be aligned with the interests of our other shareholders.

Our directors may determine the voting rights fixed to any series of preference shares issued. While we currently have no preference shares outstanding, our directors have the discretion to issue preference shares without shareholder approval. If preference shares with voting rights are issued in the future, this may cause the voting power of ordinary shareholders to be diluted.

Holders of preference shares, if any, may be able to take actions that are not in the best interests of us or our other shareholders. These corporate actions may be taken even if they are opposed by our other shareholders. This may also frustrate or prevent any attempts by our shareholders to replace or remove our current management by making it more difficult for shareholders to replace members of our board of directors, which is responsible for appointing the members of our management. In addition, this may make an acquisition of us, which may be beneficial to our shareholders, more difficult and may prevent attempts by our shareholders to replace or remove our current management and limit the market price of our Ordinary Shares. While we currently have no preference shares issued and outstanding, our directors have the discretion to issue preference shares without shareholder approval. If preference shares are issued in the future, this may cause the voting power of ordinary shareholders to be diluted and may discourage, prevent, or delay the consummation of recent change of control transactions that shareholders may consider favorable, including transactions in which shareholders might otherwise receive a premium for their shares.

As a result, the market price of our Ordinary Shares could be adversely affected if we issue preference shares.

Bit Digital will have significant voting power to control significant corporate actions. Bit Digital’s interests may be different from or conflict with our interests or the interests of our other shareholders.

Following this offering, Bit Digital will own approximately 77.6% of the voting power of our issued and outstanding Ordinary Shares (or approximately 75.1% if the underwriters in full exercise their option to purchase additional Ordinary Shares). As a result of its ownership, Bit Digital will be able to control the vote over decisions regarding mergers, consolidations and the sale of all or substantially all of our assets, the appointment of directors, and other significant corporate actions. Bit Digital’s interests may be different from or conflict with our interests or the interests of our other shareholders, and it may take action that is not in the best interests of our other shareholders. This concentration of voting power may discourage or delay our Company, which could deprive our shareholders of an opportunity to receive a premium for their shares as part of the sale of our Company and might reduce the market price of our Ordinary Shares. These actions may be taken even if they are opposed by our other shareholders.

We may be unable to comply with the applicable continued listing requirements of the Nasdaq Capital Market, which may adversely impact our access to capital markets and may cause us to default under certain of our agreements.

Our Ordinary Shares are expected to be listed on the Nasdaq Capital Market following the completion of this offering. Nasdaq rules require us to maintain a minimum closing bid price of $1.00 per Ordinary Share, and maintain a minimum public float and liquidity. There can be no assurance we will continue to meet the minimum bid price requirements or any other Nasdaq requirements in the future, in which case our Ordinary Shares could be delisted.

In the event that our Ordinary Shares are delisted from Nasdaq and are not eligible for quotation or listing on another market or exchange, trading of our Ordinary Shares could be conducted only on the over-the-counter market or on an electronic bulletin board established for unlisted securities, such as the OTC. In such event, it could become more difficult to dispose of, or obtain accurate price quotations for, our Ordinary Shares, and there would likely also be a reduction in our coverage by securities analysts and the news media, which could cause the price of our Ordinary Shares to decline further. In addition, our ability to raise additional capital may be severely impacted if our shares are delisted from Nasdaq, which may negatively affect our business plans and the results of our operations.

Our Ordinary Shares may be thinly traded, and you may be unable to sell at or near ask prices or at all if you need to sell your shares to raise money or otherwise desire to liquidate your shares.

Our Ordinary Shares may become “thinly-traded”, meaning that the number of persons interested in purchasing our Ordinary Shares at or near bid prices at any given time may be relatively small or non-existent. This situation may be attributable to a number of factors, including the fact that we may not be well-known to stock analysts, stock brokers, institutional investors and others in the investment community that generate or influence sales volume, and that, even if we came to the attention of such persons, they tend to be risk-averse and might be reluctant to follow a relatively unknown company such as ours or purchase or recommend the purchase of our shares until such time as we became more seasoned. As a consequence, there may be periods of several days or more when trading activity in our shares is minimal or non-existent, as compared to a seasoned issuer which has a large and steady volume of trading activity that will generally support continuous sales without an adverse effect on share price. A broad or active public trading market for our Ordinary Shares may not develop or be sustained.

You may face difficulties in protecting your interests as a shareholder, as Cayman Islands law provides different protections when compared to the laws of the United States and it may be difficult for a shareholder of ours to effect service of process or to enforce judgements obtained in the U.S. courts.

Our corporate affairs are governed by our A&R M&A and by the Companies Act and common law of the Cayman Islands. The rights of shareholders to take legal action against our directors and us, actions by minority shareholders and the fiduciary responsibilities of our directors to us under Cayman Islands law are to a large extent governed by the common law of the Cayman Islands. The common law of the Cayman Islands is derived in part from comparatively limited judicial precedent in the Cayman Islands as well as from English common law. Decisions of the Privy Council (which is the final court of appeal for British overseas territories, such as the Cayman Islands) are binding on a court in the Cayman Islands. Decisions of the English courts, and particularly the Supreme Court of the United Kingdom and the Court of Appeal are generally of persuasive authority but are not binding on the courts of the Cayman Islands. The rights of our shareholders and the fiduciary responsibilities of our directors under Cayman Islands law are not as clearly established as they would be under statutes or judicial precedents in the United States. In particular, the Cayman Islands has a different body of securities laws as compared to the United States and provide less protection to investors. In addition, Cayman Islands companies may not have standing to initiate a shareholder derivative action before the U.S. federal courts. The Cayman Islands courts are also unlikely (i) to recognize or enforce against us judgments of courts of the United States obtained against us or our directors or officers predicated upon the civil liability provisions of the securities laws of the United States or any state in the United States; and (ii) in original actions brought in the Cayman Islands, to impose liabilities against us or our directors or officers predicated upon the civil liability provisions of the securities laws of the United States or any state in the United States, so far as the liabilities imposed by those provisions are penal in nature. In those circumstances, although there is currently no statutory enforcement or treaty between the United States and the Cayman Islands providing for enforcement of judgments obtained in the United States. The courts of the Cayman Islands will recognize and enforce a foreign money judgment of a foreign court of competent jurisdiction without retrial on the merits based on the principle that a judgment of a competent foreign court imposes upon the judgment debtor an obligation to pay the sum for which judgment has been given provided certain conditions are met. For a foreign judgment to be enforced in the Cayman Islands, such judgment must be final and conclusive and for a liquidated sum, given by a court of competent jurisdiction (the courts of the Cayman Islands will apply the rules of Cayman Islands private international law to determine whether the foreign court is a court of competent jurisdiction), and must not be in respect of taxes or a fine or penalty, inconsistent with a Cayman Islands judgment in respect of the same matter, impeachable on the grounds of fraud or obtained in a manner, and or be of a kind the enforcement of which is, contrary to natural justice or the public policy of the Cayman Islands. Furthermore, it is uncertain that Cayman Islands courts would enforce: (1) judgments of U.S. courts obtained in actions against us or other persons that are predicated upon the civil liability provisions of the U.S. federal securities laws; or (2) original actions brought against us or other persons predicated upon the Securities Act. There is also uncertainty with regard to Cayman Islands law relating to whether a judgment obtained from the U.S. courts under civil liability provisions of the securities laws will be determined by the courts of the Cayman Islands as penal or punitive in nature. A Cayman Islands Court may stay enforcement proceedings if concurrent proceedings are being brought elsewhere.

As a result of all of the above, our shareholders may have more difficulty in protecting their interests through actions against us or our officers, directors or major shareholders than would shareholders of a corporation incorporated in a jurisdiction in the United States.

You may experience difficulties in effecting service of legal process and enforcing judgments against us and our management, and the ability of U.S. authorities to bring actions abroad.

Notwithstanding the fact that the Company may be deemed to be a foreign private issuer, subject to lesser registry standards, we have elected to file with the SEC as a domestic issuer. Currently, a substantial portion of our operations and personnel are located outside the United States, in Canada and Iceland. All three (3) members of our

Board of Directors are nationals or residents of jurisdictions other than the United States, and a substantial portion, if not all, of their assets are located outside the United States. As a result, it may be difficult for a shareholder to effect service of process within the United States upon these persons, or to enforce against us or them judgments obtained in U.S. courts, including judgments predicated upon the civil liability provisions of the securities laws of the United States or any state in the United States. Foreign countries may have no arrangement for the reciprocal enforcement of judgments with the United States. As a result, recognition and enforcement in a foreign country of judgments of a court in the United States and any of the other jurisdictions in relation to any matter not subject to a binding arbitration provision may be difficult or impossible. Even if you sue successfully in a U.S. court or any other jurisdictions, you may not be able to collect on such judgment against us or our directors and officers. In addition, the SEC, the U.S. Department of Justice and other U.S. authorities may also have difficulties in bringing and enforcing actions against us or our directors or officers outside the United States.

We are not a Real Estate Investment Trust (REIT), and investors will not receive the potential tax or income benefits associated with REIT investments.

Unlike many companies that operate data centers, WhiteFiber Inc. is not organized or operated as a Real Estate Investment Trust (REIT). As a result, our investors will not benefit from certain features that are commonly associated with REIT investments. These include:

•        No REIT-Level Tax Exemption:    REITs generally do not pay federal corporate income tax on the portion of their income that is distributed to shareholders, so long as they meet certain requirements. Because WhiteFiber is not a REIT, we are subject to full corporate-level taxation, which may reduce the after-tax returns available to investors.

•        No Mandatory Dividend Payouts:    REITs are generally required to distribute at least 90% of their taxable income to shareholders annually. As a non-REIT entity, WhiteFiber has no such obligation and may choose to retain earnings for reinvestment, strategic uses, or other corporate purposes. This means investors may not receive regular or substantial cash distributions.

•        Lack of REIT Disclosure Transparency:    Public REITs are subject to specialized SEC disclosure obligations, including detailed reporting on real estate portfolios, property-level performance, and other asset-specific metrics. These enhanced disclosures are designed to help investors evaluate the underlying real estate exposure. Because WhiteFiber is not a REIT, it is not subject to these additional disclosure requirements, and investors may have comparatively less visibility into the valuation and performance of our data center assets.

Accordingly, an investment in WhiteFiber should not be viewed as a direct substitute for a REIT investment, particularly for those investors seeking tax-advantaged income or detailed real estate transparency.

Potential of WhiteFiber Being Classified as a Passive Foreign Investment Company.

Generally, if for any taxable year 75% or more of the Company’s gross income is passive income, or at least 50% of the average quarterly value of the Company’s assets are held for the production of, or produce, passive income, the Company would be characterized as a passive foreign investment company (“PFIC”) for U.S. federal income tax purposes. The Company does not expect to be classified as a PFIC for the 2025 taxable year. However, PFIC status is determined annually, and whether the Company will be a PFIC for any future taxable year is uncertain. In addition, because there are uncertainties in the application of the relevant rules, it is possible that the Internal Revenue Service may challenge our classification of certain income and assets as non-passive or our valuation of our tangible and intangible assets, each of which may result in us becoming a PFIC for the current or subsequent taxable years. If the Company is characterized as a PFIC, U.S. Holders (as defined in “Material United States Federal Income Tax Considerations”) of Ordinary Shares may suffer adverse tax consequences, including the treatment of gains realized on the sale of Ordinary Shares as ordinary income, rather than as capital gain, the loss of the preferential income tax rate applicable to dividends received on Ordinary Shares by individuals who are U.S. Holders, and the addition of interest charges to the tax on such gains and certain distributions. A U.S. Holder of a PFIC generally may mitigate these adverse U.S. federal income tax consequences by making a “Qualified Electing Fund” (QEF) election to a lesser extent, or a mark-to-market election. The Company may not provide the information necessary for a U.S. Holder to make a QEF election if the Company is classified as a PFIC for any year. See “Material United States Federal Income Tax Considerations — Passive Foreign Investment Company” for further discussion.

If securities or industry analysts do not publish research or publish misleading or unfavorable research about WhiteFiber’s business, WhiteFiber’s share price and trading volume could decline.

The trading market for WhiteFiber Ordinary Shares will depend, in part, on the research and reports that securities or industry analysts publish about WhiteFiber or its business. WhiteFiber does not currently have and may never obtain research coverage for WhiteFiber Ordinary Shares. If there is no research coverage of WhiteFiber Ordinary Shares, the trading price for WhiteFiber Ordinary Shares may be negatively impacted. If WhiteFiber obtains research coverage for WhiteFiber Ordinary Shares and if one or more of the analysts downgrades its stock or publishes misleading or unfavorable research about its business, WhiteFiber’s stock price would likely decline. If one or more of the analysts ceases coverage of WhiteFiber Ordinary Shares or fails to publish reports on WhiteFiber regularly, demand for WhiteFiber Ordinary Shares could decrease, which could cause WhiteFiber ordinary share price or trading volume to decline.

Your percentage of ownership in WhiteFiber may be diluted in the future.

In the future, your percentage ownership in WhiteFiber may be diluted because of equity awards that it will be granting to its directors, officers and employees or otherwise as a result of equity issuances for acquisitions or capital market transactions. WhiteFiber anticipates that its Compensation Committee will grant additional stock-based awards to its directors, officers and employees after the distribution. Such awards will have a dilutive effect on WhiteFiber’s earnings per share, which could adversely affect the market price of shares of WhiteFiber. From time to time, WhiteFiber will issue additional stock-based awards to its employees under its employee benefits plans.

In addition, WhiteFiber’s A&R M&A authorizes it to issue, with the approval of Bit Digital (for such period(s) of time that it is a shareholder of the Company), preference shares of par value US$0.01 in the capital of the Company, which have enhanced rights relative to Ordinary Shares, including with respect to dividends, and liquidation preferences. Accordingly, issuing preference shares could affect the value of WhiteFiber Ordinary Shares. See “Description of WhiteFiber’s Share Capital.”

Investors in this offering will experience immediate and substantial dilution of $7.34 per share.

Based on the assumed public offering price of $16.00 per share, and assuming the receipt of the estimated net proceeds of $113.2 million (after deducting underwriting discounts and commissions and estimated offering expenses and the application of such proceeds as described in “Use of Proceeds”), purchasers of our Ordinary Shares in this offering will experience an immediate and substantial dilution of $7.34 per share in the pro forma as adjusted net tangible book value per share of Ordinary Shares from the public offering price, and our pro forma as adjusted net tangible book value as of March 31, 2025 after giving effect to this offering would be approximately $301.8 million, or $8.66 per share. This dilution is due to, among other things, the Company’s net tangible book value per share being less than the initial public offering price. See “Dilution.”

We do not expect to pay or declare dividends on our Ordinary Shares.

The timing, declaration, amount and payment of any dividends following this offering will be within the discretion of WhiteFiber’s board of directors, and will depend upon many factors, including WhiteFiber’s financial condition, earnings, capital requirements of its operating subsidiaries, covenants associated with certain of WhiteFiber’s potential debt service obligations, legal requirements, regulatory constraints, industry practice, ability to access capital markets, and other factors deemed relevant. Therefore, holders of our Ordinary Shares may not receive any return on their investment in our Ordinary Shares unless and until the value of such Ordinary Shares increases and if they are able to sell such Ordinary Shares, and there is no assurance that any of the foregoing will occur. Moreover, if WhiteFiber determines to pay any dividend in the future, there can be no assurance that it will continue to pay such dividends or the amount of such dividends. For more information, see the section entitled “Dividend Policy.”

We have broad discretion in the use of the net proceeds from this offering and may not use them effectively.

Our management will have broad discretion in the application of the net proceeds from this offering and could use the proceeds in ways that investors may not agree. We expect to use the net proceeds to us from this offering to partially fund the lease or purchase of additional property on which to build additional WhiteFiber data centers, to construct those facilities, to enter into additional energy service agreements for each additional site, purchase GPUs, servers and other AI equipment, for potential acquisitions, partnerships and joint ventures, research and development, and to fund out working capital and general corporate purposes. The expected use of net proceeds of this offering represents our current intentions based upon our present plan and business conditions. The failure of management to apply these funds effectively could result in financial loses that could harm our business and cause the price of our Ordinary Shares to decline. We will require additional debt financing in order to fully accomplish the specified uses of the proceeds of this offering. We also may elect to raise additional capital opportunistically.

We are a smaller reporting company and an emerging growth company within the meaning of the Securities Act and may take advantage of certain reduced reporting requirements.

We are an “emerging growth company,” as defined in the JOBS Act, and we may take advantage of certain exemptions from requirements applicable to other public companies that are not emerging growth companies including, most significantly, not being required to comply with the auditor attestation requirements of Section 404 for so long as we are an emerging growth company.

The JOBS Act also provides that an emerging growth company may delay the adoption of new or revised financial accounting standards that have different effective dates for public and private companies until such date that a private company is otherwise required to comply with such new or revised accounting standards. In other words, an “emerging growth company” can delay the adoption of certain accounting standards until those standards would otherwise apply to private companies. We have elected to take advantage of the extended transition period. As a result of this election, our future financial statements may not be comparable to other public companies that comply with the public company effective dates for these new or revised accounting standards.

We are also a “smaller reporting company” as defined in the Exchange Act. We may take advantage of certain of the scaled disclosures available to smaller reporting companies so long as the market value of our voting and non-voting Ordinary Shares held by non-affiliates is less than $250 million measured on the last business day of our second fiscal quarter, or our annual revenue is less than $100 million during the most recently completed fiscal year and the market value of our Ordinary Shares held by non-affiliates is less than $700 million measured on the last business day of our second fiscal quarter.

CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING STATEMENTS

This prospectus contains forward-looking statements regarding us and our business strategies, market potential, future financial performance and other matters that involve substantial risks and uncertainties. All statements other than statements of historical facts contained in this prospectus, including statements regarding our strategy, future financial condition, future operations, plans, objectives of management, and expected market growth, are forward-looking statements. The words “believe,” “expect,” “estimate,” “could,” “should,” “intend,” “may,” “might,” “will,” “target,” “potential,” “goal,” “objective,” “plan,” “seek,” “anticipate,” “project” and similar expressions, among others, generally identify “forward-looking statements,” which speak only as of the date the statements were made. The matters discussed in these forward-looking statements are subject to risks, uncertainties and other factors that could cause actual results to differ materially from those projected, anticipated or implied in the forward-looking statements. In particular, information included under “Summary Historical and Pro Forma Combined Financial and Operating Data” “Risk Factors,” “Capitalization,” “Business,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations,” and other sections of this prospectus contain forward-looking statements. Where, in any forward-looking statement, an expectation or belief as to future results or events is expressed, such expectation or belief is based on the current plans and expectations of WhiteFiber’s management and expressed in good faith and believed to have a reasonable basis, but there can be no assurance that the expectation or belief will result or be achieved or accomplished. Whether any such forward-looking statements are in fact achieved will depend on future events, some of which are beyond WhiteFiber’s control.

You should realize that if underlying assumptions prove inaccurate, or known or unknown risks or uncertainties materialize, our actual results and financial condition could vary materially from expectations and projections expressed or implied in our forward-looking statements. Risks and uncertainties include, but are not limited to: our ability to integrate the operations of Enovum and any hereafter acquired companies into our HPC Business segment; our ability to purchase GPUs on a timely basis to service our cloud service customers; supply chain disruptions may have a material adverse effect on the Company’s performance; our failure to effectively manage our growth, strategic investments, combination, joint-ventures, acquisitions or alliances, which could disrupt our business; the loss of any member of our executive management team, capital markets and interest rate risks; significant customer concentration; our failure to innovate and provide cloud services to our customers and partners; the demand for data centers substantially decreases; volatility in the supply and price of power in the open markets, WhiteFiber has no history of operating as an independent public company; export restitution and tariffs, particularly with Canada concerning our supplies and operations; issues in the development and use of AI; regulations that target AI, and governmental regulations and other legal obligations related to data privacy, data protection and information security.

You should not rely upon forward-looking statements as predictions of future events. We have based the forward-looking statements contained in this prospectus primarily on our current expectations, estimates, forecasts and projections about future events and trends that we believe may affect our business, results of operations, financial condition and prospects. Although we believe that we have a reasonable basis for each forward-looking statement contained in this prospectus, we cannot guarantee that the future results, levels of activity, performance or events and circumstances reflected in the forward-looking statements will be achieved or occur at all. The outcome of the events described in these forward-looking statements is subject to risks, uncertainties and other factors, including those matters discussed under “Risk Factors” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and elsewhere in this prospectus include factors, risks, trends and uncertainties that could cause actual results or events to differ materially from those anticipated. Additional risks and uncertainties of which we are unaware, or that we currently deem immaterial, also may become important factors that affect us. New risks and uncertainties emerge from time to time, and it is not possible for us to predict all risks and uncertainties that could have an impact on the forward-looking statements contained in this prospectus. The results, events and circumstances reflected in the forward-looking statements may not be achieved or occur, and actual results, events or circumstances could differ materially from those described in the forward-looking statements.

All forward-looking statements made in this prospectus are qualified by these cautionary statements. These forward-looking statements are made only as of the date of this prospectus, and WhiteFiber does not undertake any obligation, other than as may be required by law, to update or revise any forward-looking or cautionary statements to reflect changes in assumptions, the occurrence of events, unanticipated or otherwise, and changes in future operating results over time or otherwise. We may not actually achieve the plans, intentions, or expectations disclosed in our forward-looking statements, and you should not place undue reliance on our forward-looking statements.

Comparisons of results for current and any prior periods are not intended to express any future trends, or indications of future performance, unless expressed as such, and should only be viewed as historical data.

USE OF PROCEEDS

We estimate that the net proceeds from the sale of 7,812,500 Ordinary Shares will be approximately $113.2 million, or approximately $130.6 million if the underwriters exercise in full their option to purchase additional Ordinary Shares, based on the assumed public offering price of $16.00 per share, the midpoint of the price range set forth on the cover page of this prospectus, after deducting estimated underwriting discounts and commissions and estimated offering expenses payable by us.

We expect that we will use the net proceeds from this offering as follows: partially fund the lease or purchase of additional property on which to build additional WhiteFiber data centers; to construct those facilities; to enter into additional energy service agreements for each additional site; to purchase GPUs, servers and other AI equipment; for potential acquisitions, partnerships and joint ventures; research and development, and to fund our working capital and general corporate purposes.

In June 2025, we entered into credit facilities (the “Facility”) with the Royal Bank of Canada (“RBC”) in the aggregate amount of up to CAD $60 million (approximately USD $43.8 million). The Facility is with the Company’s Enovum subsidiary to build out MTL-2 and is non-recourse to WhiteFiber and Bit Digital. The facility includes a USD $18.5 million non-revolving loan facility to refinance equipment costs and building improvements to build out the site; and a USD $19.6 million non-revolving real estate term loan facility to refinance our purchase of MTL-2. The interest rate of the real estate term loan facility will be determined at the time of borrowing, or a floating interest rate ranging from RBP plus 0.75% to Canadian Overnight Repo Rate Average plus 250 bps. We intend to utilize $8.0M immediately which will permit us to reallocate the net proceeds of this offering among the above-stated uses. See “Management’s Discussion and Analysis of Financial Condition and Results of Operations — Liquidity and Capital Resources.”

The expected use of net proceeds of this offering represents our current intentions based upon our present plan and business conditions. As of the date of this prospectus, we cannot specify with certainty all of the particular uses for the net proceeds to be received upon the completion of this offering. The amounts and timing of our actual use of net proceeds will vary depending on numerous factors. As a result, management will have broad discretion in the application of the net proceeds, and investors will be relying on our judgment regarding the application of the net proceeds of this offering. We reserve the right to use of the net proceeds we receive in the offering in any manner we consider to be appropriate. Although we do not contemplate changes in the proposed use of proceeds, to the extent we find that adjustment is required for other uses by reason of existing business conditions, the use of proceeds may be adjusted. The actual use of the proceeds of this offering could differ materially from those outlined above as a result of several factors including those set forth under “Risk Factors” and elsewhere in this prospectus. We will require additional debt financing in order to fully accomplish the specified uses of the proceeds of this offering. We also may elect to raise additional capital opportunistically.

DIVIDEND POLICY

Subject to the provisions of the Companies Act and any rights attaching to any class or classes of shares under and in accordance with the A&R M&A:

(a)     the directors may declare dividends or distributions out of our funds which are lawfully available for that purpose; and

(b)    our shareholders may, by ordinary resolution, declare dividends but no such dividend shall exceed the amount recommended by the directors.

Subject to the requirements of the Companies Act regarding the application of a company’s share premium account and with the sanction of an ordinary resolution, dividends may also be declared and paid out of any share premium account. The directors when paying dividends to shareholders may make such payment either in cash or in specie.

Unless provided by the rights attached to a share, no dividend shall bear interest.

While we do not have any preference shares currently outstanding, should we decide to issue preference shares, our directors may determine to fix preferential dividend rights to such preference shares. Amongst other things, such preferential dividend rights may provide that holders of preference shares are entitled to cumulative dividends and/or dividends in preference to other classes or shares or series of preference shares.

We intend to retain all available funds and any future earnings for use in the operation of our business and do not anticipate paying any dividends on our share capital in the foreseeable future. Any future determination to declare dividends will be made at the discretion of our board of directors and will depend on our financial condition, operating results, capital requirements, general business conditions, and other factors that our board of directors may deem relevant.

CAPITALIZATION

The following table sets forth our cash and cash equivalents and capitalization as of March 31, 2025:

•        on an actual basis; and

•        on an as adjusted basis to reflect the filing and effectiveness of our A&R M&A, the Bit Digital Issuance, the Reorganization and the sale and issuance by us of 7,812,500 Ordinary Shares in this offering at an assumed initial public offering price of $16.00 per share (which is the midpoint of the range set forth on the cover of this prospectus) as if this offering had occurred on March 31, 2025.

You should read this table together with the sections of this prospectus captioned “Summary Historical and Pro Forma Combined Financial and Operating Data,” “Use of Proceeds,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and “Description of WhiteFiber’s Share Capital” and our audited combined financial statements and related notes included elsewhere in this prospectus.

	As of March 31, 2025
	Actual	As adjusted(1)
Assets
Cash and cash equivalents	$9,083,232	122,254,695
Liabilities
Debt, including current and long-term:	—	—
Total debt(1)	—	—
Shareholder’s Equity(2)
Parent company net investment	221,122,968	—
Ordinary shares ($0.01 par value; authorized 340,000,000 shares)		348,563
Additional paid-in capital	—	333,945,869
Retained earnings	1,571,729	1,571,729
Accumulated other comprehensive loss	(2,070,164)	(2,070,164)
Total stockholder’s equity	$220,624,533	333,795,996
Total capitalization	$220,624,533	333,795,996

____________

(1)      The as adjusted total debt does not reflect the Company’s credit facilities entered into on June 18, 2025, with the Royal Bank of Canada in the aggregate amount of up to approximately CAD $60 million (approximately USD $43.8 million). See “Management’s Discussion and Analysis of Financial Condition and Results of Operations — Liquidity and Capital Resources,” below.

(2)      The as adjusted number of issued and outstanding Ordinary Shares assumes 27,043,750 Ordinary Shares held by Bit Digital and 7,812,500 Ordinary Shares being sold to the public. In connection with the Contribution, White Fiber will issue 27,043,749 Ordinary Shares to Bit Digital, such that Bit Digital will own approximately 77.6% of WhiteFiber’s issued and outstanding Ordinary Shares upon the consummation of this offering (or approximately 75.1% if the underwriters exercise their option in full to purchase additional Ordinary Shares).

DILUTION

If you invest in our Ordinary Shares in this offering your ownership interest will be immediately and substantially diluted to the extent of the difference between the initial public offering price per share of our Ordinary Shares and the pro forma as adjusted net tangible book value per share of our Ordinary Shares immediately after this offering. The difference between the public offering price per share of our Ordinary Shares and the pro forma as adjusted net tangible book value per share after this offering constitutes the dilution to investors in this offering.

On a pro forma basis as of March 31, 2025, our net tangible book value was approximately $188.6 million, or approximately $6.97 per share. Net tangible book value per share is determined by dividing our net tangible book value, which is our total tangible assets less total liabilities, by the number of outstanding Ordinary Shares.

On a pro forma as adjusted basis as of March 31, 2025, our net tangible book value would have been $301.8 million, or approximately $8.66 per share, after giving further effect to the filing of the A&R M&A, the Reorganization and the sale of the Ordinary Shares offered in this prospectus and the deduction of the underwriting discount and estimated offering expenses payable by us. This represents an immediate increase in pro forma net tangible book value of $1.69 per share to our existing stockholder and an immediate dilution in pro forma net tangible book value of $7.34 per share to investors purchasing Ordinary Shares in this offering at the initial public offering price.

The following table illustrates the dilution to the new investors on a per-share basis:

Assumed public offering price	$16.00
Pro forma net tangible book value as of March 31, 2025(1)	$6.97
Increase in pro forma net tangible book value attributable to new investors	$1.69
Pro forma as adjusted net tangible book value after this offering	$8.66
Dilution per share to new investors	$7.34

____________

(1)      Reflects 27,043,749 shares to be issued to Bit Digital in connection with the Reorganization.

The dilution to new investors presented above excludes the effect of the issuance upon the commencement of trading of our Ordinary Shares on the Nasdaq Capital Market to Ms. Ichi Shih, Chair of the Company’s Audit Committee of RSUs with a value of $120,000 based on the initial public offering price and (ii) the issuance of 4,000,000 Ordinary Shares reserved, but not subject to outstanding awards under our 2025 Omnibus Equity Incentive Plan.

The dilution information discussed above is illustrative only and may change based on the actual initial public offering price, the number of ordinary shares we sell, and other terms of this offering that will be determined at pricing. Each $1.00 increase or decrease in the assumed initial public offering price of $16.00 per share, which is the midpoint of the estimated initial offering price range set forth on the cover page of this prospectus, would increase or decrease, as applicable, the net proceeds that we receive from this offering by approximately $7.3 million, assuming that the number of Ordinary Shares offered by us, as set forth on the cover page of this prospectus, remains the same and after deducting estimated underwriting discounts and commissions payable by us. Similarly, each increase or decrease of 1.0 million in the number of Ordinary Shares offered by us would increase or decrease, as applicable, the net proceeds that we receive from this offering by approximately $14.9 million, assuming the assumed initial public offering price remains the same and after deducting estimated underwriting discounts and commissions payable by us.

The following table sets forth purchase price information with respect to (i) Bit Digital, our parent company, for an aggregate of 27,043,750 Ordinary Shares; and (ii) new investors in this offering, after giving effect to the sale of the Ordinary Shares in this offering at the assumed public offering price of $16.00 per share:

	Shares Purchased		Total Consideration		Average Price per share
	Amount	Percentage	Amount (in thousands)	Percentage
Bit Digital	27,043,749	77.6%	$221,122,968	63.9%	$8.18
New investors	7,812,500	22.4%	$125,000,000	36.1%	$16.00
Total	34,856,249	100%	$346,122,968	100%	$9.93

If the underwriters exercise in full the option to purchase additional Ordinary Shares to cover over-allotments, our existing shareholders would own 75.1% and our new investors would own 24.9% of the total number of Ordinary Shares outstanding after this offering.

To the extent that options are issued under our compensatory stock plans, or we issue additional Ordinary Shares in the future, there will be further dilution to investors participating in this offering.

UNAUDITED PRO FORMA COMBINED FINANCIAL STATEMENTS

The unaudited condensed pro forma combined financial statements included in this document are presented for illustrative purposes only and do not purport to represent what WhiteFiber’s financial position actually would have been had the Transactions occurred on the dates indicated or to project WhiteFiber’s operating results for any future period.

Introduction

The following unaudited pro forma condensed combined financial information is prepared in accordance with Article 11 of Regulation S-X, after giving effect to (i) the acquisition of Enovum Data Centers Corp. (“Enovum”) on October 11, 2024, (the “Enovum acquisition”), (ii) the contemplated initial public offering (the “IPO”) whereby WhiteFiber, currently a wholly-owned subsidiary of Bit Digital, will operate as a separate public company and sell approximately 22.4% of its pro forma shares outstanding, and (iii) the Facility with the Royal Bank of Canada (collectively with the Enovum acquisition and IPO, the “Transactions”).

The unaudited pro forma condensed combined balance sheet has been prepared to reflect transaction accounting adjustments and financing adjustments related to the contemplated IPO and Facility as if they had been entered into as of March 31, 2025, based on currently available information.

The unaudited pro forma condensed combined statement of operations has been prepared to reflect transaction accounting adjustments, autonomous entity adjustments, and financing adjustments as if we had acquired Enovum and entered into the Facility with Royal Bank of Canada on January 1, 2024 and were already operating as a separate stand-alone entity from Bit Digital since January 1, 2024, specifically in connection with the following:

•        The estimated effects of the Enovum acquisition for the year ended December 31, 2024; and

•        Incremental costs expected to be incurred as an autonomous entity and the potential changes in shares outstanding related to the IPO under pro forma earnings per share for the three months ended March 31, 2025, and for the year ended December 31, 2024; and

•        The estimated effects of the Facility to fund working capital requirements and other general corporate purposes in connection with the Transactions, including the refinancing of building improvements and purchase of MTL-2, for the three months ended March 31, 2025, and for the year ended December 31, 2024.

The unaudited pro forma condensed combined balance sheet as of March 31, 2025 only reflects transaction accounting adjustments and financing adjustments related to the IPO and Facility because the Enovum acquisition is already consolidated and reflected in our historical unaudited balance sheet for the same period. The unaudited pro forma condensed combined balance sheet as of March 31, 2025, was derived from, and should be read in conjunction with, WhiteFiber’s financial statements and related notes as of and for the three months ended March 31, 2025, included elsewhere in this registration statement.

The unaudited pro forma condensed combined statement of operations for the three months ended March 31, 2025 only reflects autonomous entity adjustments and financing adjustments, because the Enovum acquisition is already consolidated and reflected in our historical unaudited statement of operations for the same period. The unaudited pro forma condensed combined statement of operations for the three months ended March 31, 2025, was derived from, and should be read in conjunction with, WhiteFiber’s financial statements and related notes as of and for the three months ended March 31, 2025, included elsewhere in this registration statement.

The unaudited pro forma condensed combined statement of operations for the year ended December 31, 2024, combines the audited historical consolidated statement of operations of WhiteFiber for the year ended December 31, 2024, the audited pre-acquisition historical consolidated statement of operations of Enovum for the nine months ended September 30, 2024, and the unaudited historical consolidated statement of operations for the stub period of October 1, 2024, to October 11, 2024, of Enovum derived from Enovum’s books and records, as if the Transactions occurred on January 1, 2024.

The unaudited pro forma condensed combined statement of operations for the year ended December 31, 2024 was derived from, and should be read in conjunction with the following historical financial statements and the accompanying notes:

•        WhiteFiber’s audited financial statements and related notes for the year ended December 31, 2024, included elsewhere in this registration statement; and

•        Enovum’s audited financial statements and related notes for the nine months ended September 30, 2024, included elsewhere in this registration statement.

The unaudited pro forma condensed combined financial information should also be read together with other financial information included elsewhere or incorporated by reference in this registration statement.

The transaction accounting adjustments, autonomous entity adjustments, and financing adjustments reflecting the consummation of the Transactions are based on currently available information and certain assumptions and methodologies that WhiteFiber believes are reasonable under the circumstances. The unaudited pro forma condensed combined financial information is presented for informational purposes only. The unaudited pro forma condensed combined financial information has been prepared in accordance with Article 11 of Regulation S-X of the SEC and is not necessarily indicative of what the results of operations would have been had we completed the Transactions as of the dates indicated, nor do they purport to project the future financial position or operating results of the combined company. The unaudited pro forma condensed combined financial information is presented for illustrative purposes only and does not reflect the costs of any integration activities or cost savings or synergies that may be achieved as a result of the Transactions.

Other transactions

In connection with the Transactions, there will be a reorganization whereby 100% of the capital shares, business and associated assets and liabilities of WhiteFiber AI will be transferred by Bit Digital to WhiteFiber, (the “Reorganization”). The Reorganization will be accounted for as a common control transaction pursuant to ASC 805-50. The historical financial information of WhiteFiber presented in the unaudited pro forma condensed combined statement of operations reflects the Reorganization.

UNAUDITED PRO FORMA CONDENSED COMBINED BALANCE SHEET
As of March 31, 2025

	White Fiber (Historical)	Transaction Accounting Adjustments	Notes	Financing Adjustments	Notes	Pro Forma
ASSETS
Current assets
Cash and cash equivalents	$9,083,232	$125,000,000	5(a)	$(190,008)	6(a)	$141,824,593
		(11,510,834)	5(a)	19,442,203	6(b)
Restricted cash	3,732,792					3,732,792
Accounts receivable	2,531,188					2,531,188
Net investment in lease – current	2,632,603					2,632,603
Other current assets	33,447,655	(317,703)	5(a)	3,037,314	6(c)	36,167,266
Total current assets	$51,427,470	$113,171,463		$22,289,509		$186,888,442

Non-current assets
Deposits for property and equipment	4,273,861					4,273,861
Property, plant, and equipment, net	166,485,653					166,485,653
Operating lease right-of-use assets	14,753,145					14,753,145
Net investment in lease – non-current	6,087,814					6,087,814
Investment securities	1,000,000					1,000,000
Deferred tax asset	103,998					103,998
Intangible Assets	12,762,627					12,762,627
Goodwill	19,243,410					19,243,410
Other non-current assets	3,639,420			190,008	6(a)	19,016,000
				15,186,572	6(c)
Total non-current assets	$228,349,928	$—		$15,376,580		$243,726,508

Total assets	$279,777,398	$113,171,463		$37,666,089		$430,614,950

LIABILITIES AND EQUITY
Current liabilities
Accounts payable	1,328,847					1,328,847
Current portion of deferred revenue	21,175,064					21,175,064
Current portion of operating lease liability	4,869,747					4,869,747
Income tax payable	984,940					984,940
Other payables and accrued liabilities	17,030,801			1,761,898	6(c)	18,792,699
Total current liabilities	$45,389,399	$—		$1,761,898		$47,151,297
Non-current liabilities
Non-current portion of operating lease liability	8,759,750					8,759,750
Non-current portion of deferred revenue	72,963					72,963
Deferred tax liability	4,341,724					4,341,724
Other long-term liabilities	589,029			19,442,203	6(b)	36,493,220
				16,461,988	6(c)
Total non-current liabilities	$13,763,466	$—		$35,904,191		$49,667,657

Total liabilities	$59,152,865	$—		$37,666,089		$96,818,954

Total equity
Parent company net investment	221,122,968	(221,122,968)	5(b)			—
Ordinary shares ($0.01 par value; authorized 340,000,000 shares)		78,125	5(a)			348,563
		270,438	5(b)
Additional paid-in capital		124,921,875	5(a)			333,945,869
		(11,828,537)	5(a)
		220,852,531	5(b)
Retained Earnings	1,571,729					1,571,729
Accumulated other comprehensive loss	(2,070,164)					(2,070,164)
Total equity	$220,624,533	$113,171,463		—		$333,795,996
Total liabilities and equity	$279,777,398	$113,171,463		$37,666,089		$430,614,950

See accompanying notes to unaudited pro forma condensed combined financial information.

UNAUDITED PRO FORMA CONDENSED COMBINED STATEMENT OF OPERATIONS
For the Three Months Ended March 31, 2025

	White Fiber (Historical)	Autonomous Entity Adjustments	Notes	Financing Adjustments	Notes	Pro Forma
Revenue	$16,767,516	$—				$16,767,516

Operating costs and expenses:
Cost of revenue (exclusive of depreciation shown below)	(6,650,677)					(6,650,677)
Depreciation and amortization expenses	(3,829,644)			(362,001)	8(a)	(4,206,742)
				(15,097)	8(b)
General and administrative expenses	(4,243,819)	(18,088)	7(a)			(4,147,797)
		184,610	7(b)
		(70,500)	7(c)
Total operating expenses	$(14,724,140)	$96,022		$(377,098)		$(15,005,216)

Income from operations	$2,043,376	$96,022		$(377,098)		$1,762,300

Other expense, net	(20,937)	—		(236,419)	8(a)	(523,464)
				(266,108)	8(c)

Income before provision for income taxes	$2,022,439	$96,022		$(879,625)		$1,238,836

Income tax (expenses) benefits	(594,603)	(25,446)	7(d)	233,101	8(d)	(386,948)
Net income (loss)	$1,427,836	$70,576		$(646,524)		$851,888

Net income per share
Basic					12(a)	$0.03
Diluted					12(a)	$0.03
Weighted-average number of common shares outstanding
Basic					12(a)	27,066,875
Diluted					12(a)	27,921,564

See accompanying notes to unaudited pro forma condensed combined financial information.

UNAUDITED PRO FORMA CONDENSED COMBINED STATEMENT OF OPERATIONS
For the Year Ended December 31, 2024

	WhiteFiber (Historical)	Enovum Historical (Reclassified) For the Period ended September 30, 2024	Enovum Historical (Reclassified) For the Period from October 1 to October 11, 2024	Transaction Accounting Adjustments	Notes	Autonomous Entity Adjustments	Notes	Financing Adjustments	Notes	Pro forma Combined
Revenue	$47,639,237	$3,358,022	$179,122	$—		$—				$51,176,381

Operating costs and expenses:
Cost of revenue (exclusive of depreciation shown below)	(20,215,831)	(1,262,043)	(12,859)	165,419	9(a)					(21,421,001)
				(95,687)	9(b)
Depreciation and amortization expenses	(16,511,406)	(789,172)	(82,005)	(525,821)	9(c)			(1,517,410)	11(a)	(19,636,517)
				(147,419)	9(d)			(63,284)	11(b)
General and administrative expenses	(10,283,615)	(1,021,355)	(984,727)	(1,980,796)	9(e)	(72,353)	10(a)			(14,474,031)
				1,008,691	9(f)	(487,876)	10(b)
						(652,000)	10(c)
Total operating expenses	$(47,010,852)	$(3,072,570)	$(1,079,591)	$(1,575,613)		$(1,212,229)		$(1,580,694)		$(55,531,549)

Income (loss) from operations	$628,385	$285,452	$(900,469)	$(1,575,613)		$(1,212,229)		$(1,580,694)		$(4,355,168)

Other expense, net	$1,615,634	$(323,433)	$(479,315)	$342,874	9(g)	$—		$(1,037,909)	11(a)	$(963,364)
				$34,239	9(h)			$(1,115,454)	11(c)
Income (loss) before provision for income taxes	$2,244,019	$(37,981)	$(1,379,784)	$(1,198,500)		$(1,212,229)		$(3,734,057)		$(5,318,532)

Income tax (expenses) benefits	(874,177)	328,228	—	317,602	9(i)	321,241	10(d)	989,525	11(d)	1,082,419
Net income (loss)	$1,369,842	$290,247	$(1,379,784)	$(880,898)		$(890,988)		$(2,744,532)		$(4,236,113)

Net loss per share
Basic							12(a)			$(0.16)
Diluted							12(a)			$(0.16)
Weighted-average number of common shares outstanding
Basic							12(a)			27,066,875
Diluted							12(a)			27,066,875

See accompanying notes to unaudited pro forma condensed combined financial information.

Note 1. Basis of presentation

The foregoing historical financial statements have been prepared in accordance with US GAAP. The accompanying unaudited pro forma condensed combined balance sheet as of March 31, 2025, pro forma condensed combined statement of operations for the three months ended March 31, 2025, and pro forma condensed combined statement of operations for the year ended December 31, 2024 were prepared in accordance with Article 11 of Regulation S-X. The unaudited pro forma condensed combined financial information has been prepared based on the aforementioned historical financial statements and the assumptions and adjustments as described in the notes to the unaudited pro forma condensed combined financial information.

The historical financial statements of WhiteFiber and Enovum have been adjusted in the accompanying unaudited pro forma condensed combined financial information to reflect the transaction accounting adjustments, autonomous entity adjustments, and financing adjustments that depict the estimated accounting effects of the Transactions in accordance with US GAAP. Amounts presented in the “Transaction Accounting Adjustments” column reflect the accounting for Enovum Acquisition, which is further discussed below. The Transaction Accounting Adjustments also reflect the effects of equity issuance costs and offering proceeds raised in connection with the IPO. However, there are no Transaction Accounting Adjustments related to the Enovum Acquisition made to the unaudited pro forma condensed combined balance sheet as of March 31, 2025 and unaudited pro forma condensed combined statement of operations for the three months ended March 31, 2025 as the Enovum acquisition is already consolidated and reflected in our historical unaudited balance sheet as of March 31, 2025 and statement of operations for the three months ended March 31, 2025. Amounts presented in the “Autonomous Entity Adjustments” column represent adjustments to show the impact of the Reorganization such as the transition services arrangement and lease arrangements. Actual future costs may differ from these estimates. Amounts presented in the “Financing Adjustments” column represent adjustments to show the impact of the Facility.

The Enovum acquisition is accounted for using the acquisition method in accordance with ASC 805 — Business Combinations. In a business combination effected primarily by transferring cash or stock, the entity that transfers cash or stock is generally the acquirer. WhiteFiber was the accounting and legal acquirer of Enovum. The unaudited condensed combined pro forma financial information reflects the assessment of fair values and useful lives assigned to Enovum’s assets acquired and liabilities assumed. Fair value estimates were determined based on a third party valuation analysis. As the acquisition occurred on October 11, 2024, the allocation of purchase price has been substantially completed subject to potential measurement period adjustments that may arise before October 2025.

The unaudited pro forma condensed combined financial information does not reflect any integration activities or cost savings from operating efficiencies, synergies, or other restructurings that could result from the Transactions. The pro forma adjustments represent management’s estimates based on information available as of the date of this registration statement and are subject to change as additional information becomes available and additional analyses are performed. WhiteFiber management considers the basis of presentation to be reasonable under the circumstances.

Note 2. Reclassification of Enovum’s Historical Statement of Operations for the Year ended December 31, 2024

The unaudited pro forma condensed combined statement of operations for the year ended December 31, 2024 reflects certain reclassifications of Enovum’s historical financial statement captions to conform to WhiteFiber’s presentation. The reclassifications are summarized below and presented in actual figures:

	For the period ended September 30, 2024	For the period October 1 to 11, 2024	Reclassifications	For the period ended September 30, 2024	For the period October 1 to 11, 2024
Revenue – Colocation Service	3,358,022	179,122	(3,537,145)	—	—
Revenue	—	—	3,537,145	3,358,022	179,122
Net Sales	$3,358,022	$179,122	$—	$3,358,022	$179,122
Operating costs and expenses
Cost of revenue – Colocation Service	(1,262,043)	(12,859)	1,274,902	—	—
Cost of revenue (exclusive of depreciation shown below)	—	—	(1,274,902)	(1,262,043)	(12,859)

	For the period ended September 30, 2024	For the period October 1 to 11, 2024	Reclassifications	For the period ended September 30, 2024	For the period October 1 to 11, 2024
Depreciation and amortization expense	(789,172)	(82,005)	871,177	—	—
Depreciation and amortization expenses	—	—	(871,177)	(789,172)	(82,005)
General and administrative expenses	(1,021,355)	29,711	(1,014,438)	(1,021,355)	(984,727)
	$(3,072,570)	$(65,153)	$(1,014,438)	$(3,072,570)	$(1,079,591)

Income (loss) from operations	285,452	113,969	(1,014,438)	285,452	(900,469)

Financial expenses	(323,433)	(479,315)	802,748	—	—
Other income, net	—	—	(802,748)	(323,433)	(479,315)
Transaction expenses	—	(1,014,438)	1,014,438	—	—
Total other expense (income), net	$(323,433)	$(1,493,753)	$1,014,438	$(323,433)	$(479,315)

Income (loss) before income taxes	$(37,981)	$(1,379,784)	—	$(37,981)	$(1,379,784)

Income tax expense (benefits)	328,228	—	(328,228)	—	—
Income tax expenses	—	—	328,228	328,228	—

Net income (loss)	$290,247	$(1,379,784)	$—	$290,247	$(1,379,784)

Note 3. Accounting Policies

Upon consummation of the Enovum acquisition, management performed a comprehensive review of the two entities’ accounting policies. Based on its analysis, management did not identify any differences that would have a material impact on the unaudited pro forma condensed combined financial information. As a result, the unaudited pro forma condensed combined financial information does not assume any differences in accounting policies.

Note 4. Purchase Consideration and Related Allocation

On October 11, 2024, Bit Digital acquired 100% of Enovum. The Enovum acquisition was accounted for using the acquisition method under ASC 805 in accordance with US GAAP. The consideration transferred by Bit Digital to Enovum’s selling shareholders included cash and exchangeable shares. We determined the exchangeable shares are equity classified as they require settlement in shares. Additionally, all of the ASC 815-40-25-10 conditions are met. The acquisition-date fair value of the exchangeable shares was determined based on the opening market price of Bit Digital’s ordinary shares as of the acquisition date. Certain of Enovum’s transaction expenses were paid by Bit Digital and included as purchase consideration. One-time, direct and incremental transaction costs incurred by Bit Digital in connection with the closing of the transaction were expensed as incurred under ASC 805 and have been included in Bit Digital’s historical results for the year ended December 31, 2024. The transaction costs are adjusted in WhiteFiber’s historical results as described in Note 9 below.

The acquisition date fair value of the consideration transferred totalled $43,834,313. The total consideration consists of $38,993,603 of cash consideration and $4,840,710 in equity-classified exchangeable shares.

The following table summarizes the preliminary allocation of the purchase price based on the fair value of the assets acquired and liabilities assumed at the acquisition date:

Accounts receivable(1)	$616,153
Other current assets(2)	2,008,566
Property and equipment(3)	14,201,790
Operating lease right-of-use assets(4)	4,752,501
Intangible asset(5)	13,486,184
Deferred tax asset(9)	91,368
Other non-current assets(6)	2,493
Accounts payable(7)	(1,866,804)

Other payables and accrued liabilities(7)	(1,100,095)
Current portion of deferred revenue(8)	(465,360)
Current portion of operating lease liability(4)	(248,301)
Non-current portion of deferred revenue(8)	(123,652)
Non-current portion of operating lease liability(4)	(3,273,709)
Deferred tax liability(9)	(4,090,683)
Total identifiable assets and liabilities	23,990,451
Goodwill	19,843,862
Total Purchase Consideration	$43,834,313

____________

(1)      The acquisition-date fair value of the acquired accounts receivable was $616,153, which equals the gross contractual amount. The Company does not expect a material amount of uncollectible contractual cash flows.

(2)      Enovum has $2,008,566 in other current assets. The carrying amount of other current assets at the acquisition date is at fair value as the Company will continue to derive benefits from these assets within the next year or less.

(3)      The acquisition-date fair value of the fixed assets is $14,201,790.

(4)      Enovum has one operating lease for its data center. The Company remeasured its lease as of the acquisition and adjusted the remeasured lease for a favorable lease to reflect a right-of-use asset of $4,752,501 and lease liability of $3,522,010.

(5)      The Company recognized Enovum customer relationships as an intangible asset of $13,486,184 to be amortized over a useful life of 19 years.

(6)      Enovum has $2,493 in other non-current assets where the carrying amount approximates fair value.

(7)      Enovum has $1,866,804 and $1,100,095 in accounts payables and other payables and accrued liabilities, respectively. The amounts of accounts payables represent payables that will be paid in less than one year are considered to be at fair value. The carrying value of other payables and accrued liabilities approximates fair value.

(8)      Bit Digital has assessed Enovum’s revenue recognition model and concluded it is consistent with ASC 606. As such, as per ASU 2021-08, Enovum’s deferred revenue balance of $589,012 is recognized at the amount reported by Enovum immediately before the acquisition date.

(9)      The deferred tax liability adjustment is mostly due to 1) the basis differences from the acquired assets and 2) historical deferred tax assets/(liabilities) and tax attributes carryover from Enovum as part of the purchase accounting adjustment, multiplied by the tax rate of 26.5%, which is the combined rate of Canada federal income tax rate of 15% and Quebec provincial income tax rate of 11.5%.

Note 5. Transaction Accounting Adjustments to the Unaudited Pro Forma Condensed Combined Balance Sheet as of March 31, 2025

The pro forma adjustments included in the unaudited pro forma condensed combined balance sheet are as follows:

(a)     Represents proceeds of $125.0 million from the offering, with a corresponding increase to total stockholders’ equity, based on the issuance of 7,812,500 shares of Ordinary Shares at an assumed initial public offering price of $16.00 per share after deducting $11.8 million of assumed underwriting discounts and commissions and estimated offering expenses, including $0.3 million capitalized within Other current assets. For more information, see “Use of Proceeds.”

(b)    Reflects the reclassification of WhiteFiber’s parent company net investment in the amount of $221.1 million to additional paid-in-capital and 27,043,749 Ordinary Shares issued to Bit Digital in connection with the Contribution.

Note 6. Financing Adjustments to the Unaudited Pro Forma Condensed Combined Balance Sheet as of March 31, 2025

The pro forma adjustments included in the unaudited pro forma condensed combined balance sheet are as follows:

(a)     Reflects the effects of fees related to the Revolver via a Letter of Guaranty or Letters of Credit pursuant to a definitive credit agreement with Royal Bank of Canada dated June 18, 2025. Estimated debt issuance costs associated with the Letter of Guaranty are estimated to be CAD $0.3 million, which the Company converted to USD $0.2 million using Bloomberg’s published rate of CAD $1.00/U.S. $0.7308 on June 18, 2025. Included in the unaudited pro forma condensed combined balance sheet as of March 31, 2025 are adjustments to cash for $0.2 million and $0.2 million to other non-current assets, respectively. The deferred financing costs will be amortized over a period of 3 years pursuant to the definitive credit agreement. WhiteFiber does not anticipate drawing upon this facility and as such, has not reflected related adjustments to cash and other long-term liabilities.

(b)    Reflects the effects of a non-revolving real estate term loan to refinance the Company’s borrowings from Bit Digital for the purchase of MTL-2 pursuant to a definitive credit agreement with Royal Bank of Canada dated June 18, 2025. The non-revolving real estate term loan of CAD $26.8 million was converted to USD $19.4 million using Bloomberg’s published rate of CAD 1.00/U.S. $0.7308 on June 18, 2025. Included in the unaudited pro forma condensed combined balance sheet as of March 31, 2025 is an adjustment to cash and other long-term liabilities of $19.4 million.

(c)     Reflects the effects of a non-revolving loan facility to finance specific equipment costs and building improvements to build out MTL-2, pursuant to a definitive credit agreement with Royal Bank of Canada dated June 18, 2025. The loan facility of CAD $25.3 million was converted to USD $18.2 million using Bloomberg’s published rate of CAD 1.00/U.S. $.07308 on June 18, 2025. The unaudited pro forma condensed combined balance sheet as of March 31, 2025 includes adjustments to reflect the current and non-current portions of the right-of-use asset and lease liability. These adjustments consist of $3.0 million to other current assets, $15.2 million to other non-current assets, $1.8 million to other payables and accrued liabilities, and $16.5 million to other long-term liabilities.

Note 7. Autonomous Entity Adjustments to the Unaudited Pro Forma Condensed Combined Statement of Operations for the Three Months Ended March 31, 2025

The pro forma adjustments included in the unaudited pro forma condensed combined statement of operations are as follows:

(a)     Reflects the effects of a new leasing agreement entered into in connection with the Reorganization. Included in the unaudited pro forma condensed combined statement of operations for the three months ended March 31, 2025, are adjustments to general and administrative expenses of $0.02 million reflecting incremental rent for the new office space of WhiteFiber pursuant to the lease agreement dated February 11, 2025.

(b)    Reflects the effects of the Transition Service Agreement (TSA) WhiteFiber and Bit Digital entered into in connection with the IPO. The unaudited pro forma condensed combined statement of operations for the three months ended March 31, 2025, includes adjustments to general and administrative expenses of $0.2 million, reflecting incremental decrease in costs associated with the services provided by Bit Digital to WhiteFiber pursuant to the TSA to be entered into as part of the Reorganization when compared to previously allocated costs.

(c)     In connection with the IPO, WhiteFiber has made the decision to hire five new board directors. One director will be compensated at a monthly fee of $0.01 million. The second director will be compensated at a quarterly fee of $0.04 million. The third director will be compensated with $4,000 per annum, paid quarterly, as well as a one-time payment of RSUs, which were reflected in the unaudited pro forma condensed combined statement of operations for the year ended December 31, 2024. The other two directors will each be compensated with $4,000 per annum, paid quarterly.

(d)    Reflects the tax effects of the autonomous entity adjustments at the applicable Canadian statutory income tax rate of 26.5%.

Note 8. Financing Adjustments to the Unaudited Pro Forma Condensed Combined Statement of Operations for the Three Months ended March 31, 2025

The pro forma adjustments included in the unaudited pro forma condensed combined statement of operations are as follows:

(a)     Reflects the effects of a non-revolving loan facility to finance specific equipment costs and building improvements to build out MTL-2, pursuant to a definitive credit agreement with Royal Bank of Canada dated June 18, 2025. Included in the unaudited pro forma condensed combined statement of operations for the three months ended March 31, 2025 are adjustments to depreciation and amortization expense of

$0.4 million and other expense of $0.2 million for amortization of the right-of-use asset and interest expense on the lease liability, respectively. The amortization expense on the right-of-use asset is calculated on a straight-line basis over a period of 12 years. The interest expense on the lease liability is calculated using an interest rate of 5.7%, reflecting the Company’s estimated incremental borrowing rate. The amortization and interest expense are converted to USD using the average exchange rate between January 1, 2025 and March 31, 2025 of 0.6968 published by the Bank of Canada.

(b)    Reflects the effects of fees related to the Revolver via a Letter of Guaranty or Letters of Credit pursuant to a definitive credit agreement with Royal Bank of Canada dated June 18, 2025. Included in the unaudited pro forma condensed combined statement of operations for the three months ended March 31, 2025 is an adjustment to depreciation and amortization expense of $0.02 million related to amortization of deferred financing costs over 3 years pursuant to the definitive credit agreement. The amortization expense is calculated on a straight-line basis and converted to USD using the average exchange rate between January 1, 2025 and March 31, 2025 of 0.6968 published by the Bank of Canada.

(c)     Reflects the effects of a non-revolving real estate term loan to refinance the Company’s purchase of MTL-2, originally funded by Bit Digital, pursuant to a definitive credit agreement with Royal Bank of Canada dated June 18, 2025. Included in the unaudited pro forma condensed combined statement of operations for the three months ended March 31, 2025 is an adjustment to other expense of $0.3 million to reflect interest expense assuming a floating interest rate indexed to RBP on June 19, 2025, of 4.95% + 0.75% applied to the principal balance and converted to USD using the average exchange rate between January 1, 2025 and March 21, 2025 of 0.6968 published by the Bank of Canada. Note that a published RBP rate for June 18, 2025 was not available. As such, the rate on the following business day, June 19, 2025 was used. A sensitivity analysis on interest expense related to the real estate term loan was performed to assess the effect that a change of 0.125% in the hypothetical interest rate would have on interest expense. A 0.125% increase or decrease in interest rate would result in a change in interest expense on the term loan of approximately $0.01 million for the three months ended March 31, 2025.

(d)    Reflects the tax effects of the financing adjustments at the applicable Canadian statutory income tax rate of 26.5%.

Note 9. Transaction Accounting Adjustments to the Unaudited Pro Forma Condensed Combined Statement of Operations for the Year ended December 31, 2024

The pro forma adjustments included in the unaudited pro forma condensed combined statement of operations are as follows:

(a)     Represents the incremental lease expense related to Enovum’s operating lease, which was assumed and remeasured at acquisition.

(b)    Represents straight-line amortization related to the favorable off-market component of Enovum’s operating lease assumed and remeasured at acquisition, which was calculated using an amortization period of 11.6 years.

(c)     Represents the incremental straight-line amortization expense related to customer relationships acquired as an intangible asset resulting from the Enovum acquisition, which was calculated using an amortization period of 19 years.

(d)    Represents the incremental amortization expense related to Enovum’s fixed assets acquired at acquisition date, based on the fair value, which was calculated using a 20% declining balance for office equipment, 30% declining balance for computer equipment, straight-line amortization period of 10 to 15 years for machinery and equipment, and a straight-line amortization period of 15 years for leasehold improvements.

(e)     Represents transaction expenses related to the acquisition of Enovum that were recorded by Bit Digital and were not reflected in WhiteFiber’s historical net income.

(f)     Represents the removal of transaction expenses from Enovum’s stub period net income, which was paid by Bit Digital on behalf Enovum and treated as part of the purchase consideration.

(g)    Represents the elimination of interest expense related to Enovum’s debt that was repaid in full as of the acquisition date.

(h)    Represents the elimination of interest expense related to Enovum’s finance leases that were settled as of the acquisition date.

(i)     Represents the tax effects of transaction accounting adjustments at the applicable Canadian statutory income tax rate of 26.5%. No additional tax effects were deemed material.

Note 10. Autonomous Entity Adjustments to the Unaudited Pro Forma Condensed Combined Statement of Operations for the Year ended December 31, 2024

The pro forma adjustments included in the unaudited pro forma condensed combined statement of operations are as follows:

(a)     Reflects the effects of a new leasing agreement entered into in connection with the Reorganization. Included in the unaudited pro forma condensed combined statement of operations for the fiscal year ended December 31, 2024, are adjustments to general and administrative expenses of $0.07 million reflecting incremental rent for the new office space of WhiteFiber pursuant to the lease agreement dated February 11, 2025.

(b)    Reflects the effects of the Transition Service Agreement (TSA) WhiteFiber and Bit Digital entered into in connection with the IPO. The unaudited pro forma condensed combined statement of operations for the fiscal year ended December 31, 2024, includes adjustments to general and administrative expenses of $0.5 million, reflecting incremental costs associated with the services provided by Bit Digital to WhiteFiber pursuant to the TSA to be entered into as a part of the Reorganization.

(c)     In connection with the IPO, WhiteFiber has made the decision to hire five new board directors. One director will be compensated at a monthly fee of $0.01 million and a one-time payment of RSUs valued at $0.3 million. The second director will be compensated at a quarterly fee of $0.04  million. The third director will be compensated with $4,000 per annum, paid quarterly, as well as a one-time payment of RSUs valued at $0.1 million. The other two directors will each be compensated with $4,000 per annum, paid quarterly.

(d)    Reflects the tax effects of the autonomous entity adjustments at the applicable Canadian statutory income tax rate of 26.5%.

Note 11. Financing Adjustments to the Unaudited Pro Forma Condensed Combined Statement of Operations for the Year ended December 31, 2024

The pro forma adjustments included in the unaudited pro forma condensed combined statement of operations are as follows:

(a)     Reflects the effects of a non-revolving loan facility to finance specific equipment costs and building improvements to build out MTL-2, pursuant to a definitive credit agreement with Royal Bank of Canada dated June 18, 2025. Included in the unaudited pro forma condensed combined statement of operations for the year ended December 31, 2024 are adjustments to depreciation and amortization expense of $1.5 million and other income of $1.0 million to reflect amortization of the right-of-use asset and interest expense on the lease liability, respectively. The amortization expense on the right-of-use asset is calculated on a straight-line basis over a period of 12 years. The interest expense on the lease liability is calculated using an interest rate of 5.7%, reflecting the Company’s estimated incremental borrowing rate. The amortization and interest expense are converted to USD using the average exchange rate between January 1, 2024 and December 31, 2024 of 0.7302 published by the Bank of Canada.

(b)    Reflects the effects of fees related to the Revolver via a Letter of Guaranty or Letters of Credit pursuant to an agreement with Royal Bank of Canada dated June 18, 2025. Included in the unaudited pro forma condensed combined statement of operations for the year ended December 31, 2024 is an adjustment to depreciation and amortization expense of $0.06 million to reflect amortization of deferred financing costs over 3 years pursuant to the definitive credit agreement. The amortization expense is calculated on a straight-line basis and converted to USD using the average exchange rate between January 1, 2024 and December 31, 2024 of 0.7302 published by the Bank of Canada.

(c)     Reflects the effects of a non-revolving real estate term loan to refinance the Company’s purchase of MTL-2, originally financed through Bit Digital, pursuant to a definitive credit agreement with Royal Bank of Canada dated June 18, 2025. Included in the unaudited pro forma condensed combined statement of operations for the year ended December 31, 2024 is an adjustment to other income of $1.1 million to reflect interest expense assuming a floating interest rate indexed to RBP on June 19, 2025 of 4.95% + 0.75% applied to the principal balance and converted to USD using the average exchange rate between January 1, 2024 and December 31, 2024 of 0.7302 published by the Bank of Canada. Note that a published RBP rate for June 18, 2025 was not available. As such, the rate on the following business day, June 19, 2025 was used. A sensitivity analysis on interest expense related to the real estate term loan was performed to assess the effect that a change of 0.125% in the hypothetical interest rate would have on interest expense. A 0.125% increase or decrease in interest rate would result in a change in interest expense on the term loan of approximately $0.02 million for the year ended December 31, 2024.

(d)    Reflects the tax effects of the financing adjustments at the applicable Canadian statutory income tax rate of 26.5%.

Note 12a. Earnings (Loss) per Share

The pro forma weighted average shares calculation has been performed for the three months ended March 31, 2025 and the year ended December 31, 2024. As the Transactions are being reflected as if they had occurred at the beginning of the period presented, the calculation of the weighted average share outstanding for both basic and diluted earnings per share assumes that the shares issuable relating to the Transactions have been outstanding the entire period presented. The accompanying unaudited pro forma financial information included in the condensed combined statement of operations for the three months ended March 31, 2025 and year ended December 31, 2024, assumes the issuance of 27.1 million ordinary shares to Bit Digital in connection with the Transactions. The issuance is assumed to have occurred as of January 1, 2024.

	For the Three Months Ended March 31, 2025	For the Year Ended December 31, 2024
Numerator
Pro forma net income (loss) – basic and diluted	$851,888	$(4,236,113)

Denominator
Basic(a)	27,066,875	27,066,875
Effect of dilutive securities – restricted shares(b)	854,689	—
Diluted	27,921,564	27,066,875
Pro forma net income (loss) per share:
Basic	$0.03	$(0.16)
Diluted	$0.03	$(0.16)

____________

(a)      Includes only those shares issued to Bit Digital. Given the proceeds from the shares issued in this offering will be used for general corporate purposes, the shares issued to raise the proceeds should not be included in the pro forma net income (loss) per share calculation.

(b)      All issued restricted shares are included in the calculation for the period ended March 31, 2025. Restricted shares were not included in the calculation for the period ended December 31, 2024, as they are anti-dilutive.

Note 12b. Supplemental Earnings (Loss) per Share

The Supplemental Earnings (Loss) per Share below reflects all shares issued in the IPO, including those of which will be used for general corporate purposes.

	For the Three Months Ended March 31, 2025	For the Year Ended December 31, 2024
Numerator
Pro forma net income (loss) – basic and diluted	$851,888	$(4,236,113)

Denominator
Basic(a)	34,879,375	34,879,375
Effect of dilutive securities – restricted shares(b)	854,689	—
Diluted	35,734,064	34,879,375
Pro forma net income (loss) per share:
Basic	$0.02	$(0.12)
Diluted	$0.02	$(0.12)

____________

(a)      Includes 7,812,500 shares issued in this offering, which proceeds will be used for general corporate purposes.

(b)      All issued restricted shares are included in the calculation for the period ended March 31, 2025. Restricted shares were not included in the calculation for the period ended December 31, 2024, as they are anti-dilutive.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF
FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The following information should be read in conjunction with the combined financial statements and related notes included elsewhere in this prospectus. The following discussion may contain forward-looking statements that reflect WhiteFiber, Inc.’s plans, estimates and beliefs. WhiteFiber, Inc.’s actual results could differ materially from those discussed in these forward-looking statements. Factors that could cause or contribute to these differences include those factors discussed below and elsewhere in this prospectus, particularly in the sections entitled “Cautionary Statement Regarding Forward-Looking Statements” and “Risk Factors.”

References to “WhiteFiber” or the “Company” refer to WhiteFiber, Inc. and its subsidiaries, assume the Reorganization has occurred.

Overview

We believe we are a leading provider of artificial intelligence (“AI”) infrastructure solutions. We own high-performance computing (“HPC”) data centers and provide cloud-based HPC graphics processing units (“GPU”) services, which we term cloud services, for customers such as AI application and machine learning (“ML”) developers (the “HPC Business”). Our Tier-3 data centers provide hosting and colocation services. Our cloud services support generative AI workstreams, especially training and inference. In connection with this offering, we are being carved out of Bit Digital, Inc. and will operate as a separate public company upon the completion of this offering.

Starting in October 2024, we significantly expanded our data center operations and capabilities by acquiring Enovum, a Tier-3 HPC data center platform based in Montreal, Canada. We currently operate a 4 MW (gross) AI data center located in Montreal, Canada (“MTL-1”). MTL-1 is a fully operational Tier-3 data center that is designed for HPC workloads. MTL-1’s full capacity is occupied by 14 customers under lease agreements with an average duration of approximately 30 months as of May 30, 2025. On December 27, 2024, we acquired the real estate and building for a build-to-suit 5 MW (gross) Tier-3 data center expansion project in Montreal (“MTL-2”).

In addition to providing highly desirable data center hosting capacity to our customers, our business model integrates WhiteFiber data center infrastructure and WhiteFiber cloud services to provide scalable, high-performance computing solutions for enterprises, research institutions, and AI and ML driven businesses. Our integrated approach aligns specialized data center operations with GPU-focused cloud services, addressing the unique requirements of AI and ML workloads. As of June 30, 2025, the Company had approximately 4,500 NVIDIA GPUs deployed, with approximately 4,000 GPUs under contract.

Colocation/Data Center Services

We design, develop, and operate data centers, through which we offer our hosting and colocation services. Our operational data centers meet the requirements of the Tier-3 standard, including N+1 redundancy architecture, concurrent maintainability, uninterruptible power supply, advanced and highly reliable cooling systems, strict monitoring and management systems, 99.982% uptime and no more than 1.6 hours of downtime annually, service organization control SOC 2 Type 2, differentiated software supporting AI workloads, high density and robust bandwidth, and infrastructure to support AI workloads.

We acquired Enovum on October 11, 2024. The transaction included the lease to MTL-1, a fully operational and fully leased to customers 4 MW (gross) Tier-3 datacenter headquartered in Montreal, Canada. As of May 30, 2025, MTL-1 hosts over 5,000 GPUs, including NVIDIA H200s and H100s, on behalf of 14 customers across a variety of end markets.

On December 27, 2024, we acquired the real estate and building for a build-to-suit 5 MW (gross) Tier-3 data center expansion project near Montreal, Canada, which we refer to as MTL-2. MTL-2, a 160,000 square foot site that was previously used as an encapsulation manufacturing facility, is located in Pointe-Claire, Quebec. We initially funded the purchase of CAD $33.5 million (approximately USD $23.3 million) with cash on hand. We expect to invest approximately USD $23.6 million to develop the site to Tier-3 standards with an initial load of 5 MW (gross). MTL-2 is expected to be completed and operational in the fourth quarter of 2025, with a one-month delay before it begins to generate revenue.

In April 2025, we entered into a lease for MTL-3. The MTL-3 facility spans approximately 202,000 square feet on 7.7 acres and is being developed as a 7 MW (gross) Tier-3 data center. It will support current contracted capacity with Cerebras (5 MW IT Load), with future expansion potential subject to utility approvals. The transaction was executed under a lease-to-own structure which includes an exclusive fixed-price purchase option of CAD $24.2 million (approximately USD $17.3 million) exercisable by December 2025. The lease term is 20 years, with two 5-year extensions at our option. Subject to our receipt of all required permits, the facility is being retrofitted to Tier-3 standards, with development costs expected to total approximately USD $41 million, and is expected to be completed and operational in the fourth quarter of 2025, with a one-month delay before we expect to begin to generate revenue. We believe that our agreement with Cerebras demonstrates our ability to deliver sophisticated, high-performance colocation solutions tailored for next-generation AI workloads. We intend to support Cerebras’s computing needs with our expertly designed data center infrastructure, delivering the reliability and scalability essential for AI innovation.

On May 20, 2025 (the “Closing Date”), we completed the purchase of NC-1, a former industrial/manufacturing building outside of Greensboro, North Carolina, as well as certain machinery and equipment located thereon, for a cash purchase price of $45 million. The purchase price will increase by (i) $8 million, if Duke Energy actually provides, or provides an Electric Services Agreement providing for, at least 99 MW (gross) within two years of the Closing Date or (ii) $5 million, if Duke Energy actually provides, or provides an Electric Services Agreement providing for, at least 99 MW (gross) more than two years but less than three years after the Closing Date. Additionally, the purchase price will increase by an additional $200,000 per MW over 99 MW (gross) up to a maximum of $5 million if at least 99 MW (gross) are actually delivered, or Duke Energy provides an Electric Services Agreement for the provision of at least 99 MW (gross), within four years of the Closing Date. Separately, we entered into the Capacity Agreement with Duke Energy pursuant to which Duke Energy agreed to use commercially reasonable efforts to achieve 24 MW (gross) of service to the Property by September 1, 2025, 40 MW (gross) by April 1, 2026 and 99 MW (gross) within four years of May 16, 2025. Management believes based upon its review of the site and a Duke Energy preliminary transmission study, that the Property may receive and support up to 200 MW (gross) of total electrical supply over an extended period of time, subject to infrastructure upgrades, such as developing new substations and other conditions.

We use a well-defined set of criteria to select our data center sites. We typically target sites with proximity to metro areas and partial infrastructure in place, where we are retrofitting rather than developing greenfield projects. Metropolitan areas are positioned for low-latency to address long-term, specialized AI computer inference needs, and smaller sites reduce risks. A retrofit entails sourcing and acquiring an existing industrial building with underutilized, in-place power connectivity. The period of time from when a site is purchased until construction can begin varies from location to location depending upon, among other things, obtaining required permits and the availability of construction supplies and contractors. Average build time for retrofits is intended to be approximately six months from commencement of construction, which we believe is approximately one-third to one-half of the industry average development timeline for greenfield projects. This average building time is based upon senior management’s experience at Enovum prior to its acquisition by the Company, as well as their experience prior to Enovum. We also prioritize sites offering opportunities to increase site power over time, enabling our HPC data centers to grow with customer demand. In addition, we selectively target certain larger opportunities with 50 MW (gross) of power or more, subject to customer demand, to drive AI-driven compute super-clusters. Finally, we prioritize sites powered by sustainable, green energy sources and locked-in power when available. Additionally, to enhance sustainability of certain of our data center projects, we are undertaking heat repurposing projects in connection with sustainability and commercial and residential projects.

We have developed a software capability, called WhiteFiber Cloud AI, which is intended to link GPU clusters across multiple sites, leveraging existing dark fiber networks connecting smaller data centers within a radius of approximately 80 kilometers. One of the first customers to utilize this application is the platform Shadeform. Shadeform provides an AI compute marketplace where customers can request paid access to compute resources. By productizing cross-data center operation, we intend to create a single supercluster, enabling us to sidestep potential fragmentation problems and dynamically “borrow” compute or storage resources from any site. We believe that this approach will enable us to overcome scale limitations, optimize performance and provide built-in redundancy.

Cloud Services

Our cloud services business provides cutting-edge, bespoke services involving a sophisticated array of computers and chips, including NVIDIA GPUs, servers, network equipment, and data storage solutions. We believe we provide our cloud services customers with the highest levels of performance and reliability while offering flexibility to scale with customer needs. Our cloud services solutions include a software layer that will assist our customers in the deployment of AI applications with superior performance. We are offering our cloud services initially at a data center maintained by a third-party colocation provider in Iceland (the “Iceland Data Center”). We intend to offer our clouds services at the MTL-2 site. We are negotiating with third-party data center providers to seamlessly integrate our cloud services at data centers across key regions in Europe, North America and Asia. We believe that both of our businesses are posted to benefit from increased market demand. This is illustrated by our demonstrated ability to pre-sign end users prior to committing capital for expansions, both for new data center sites and for GPU server procurement.

We are actively engaged in research and development efforts to enhance our cloud services capabilities for our customers. For example, we developed WhiteFiber Cloud AI, which is intended to link GPU clusters across multiple sites, leveraging existing dark fiber networks connecting smaller data centers within a radius of approximately 80 kilometers. This will provide significant flexibility as scaling is required to accelerate development of AI applications. In addition, we are working on advanced interconnect technologies like InfiniBand (“IB”) or RDMA over Converged Ethernet (“RoCE”). When combined with cross-data center links, these ensure that training jobs can be distributed without bottlenecks or high latency. We expect that such enhancements will be implemented across our customer base in the first quarter of 2026. By emphasizing scale, performance, and reliability, we believe that we will be positioned to maximize customer retention while pricing our services at a premium to those offered by our competitors.

We expect to leverage a global network of data centers for hosting capacity for our GPU business, in many instances, by negotiating with third-party providers to seamlessly integrate our cloud services at data centers across key regions in Europe, North America and Asia. Our initial data center partnership through which we lease capacity is at Blönduós Campus, Iceland, offering a world-class operations team with certified technicians and reliable engineers. The facility has 45kW rack density and 6 MW (gross) total capacity. We have executed contracts for 5 MW (IT load) at the data center. The center’s energy source is 100% renewable energy, mainly from Blanda Hydro PowerStation, the winner of an IHA Blue Planet Award in 2017. On October 23, 2023, Bit Digital announced that it had commenced AI operations by signing a binding term sheet with a customer (the “Initial Customer”) to support the customer’s GPU workloads. In January 2025, we executed a new agreement to supply the Initial Customer 464 B200 GPUs for an 18 month term beginning on June 30, 2025, worth approximately $15 million of targeted annualized revenue assuming the Initial Customer utilizes the GPUs at full capacity for the duration of the contract. The Initial Customer elected to defer the commencement date until August 20, 2025, which is the latest date under the agreement. As of June 30, 2025, we have eight contracted customers. Currently, MTL-1 hosts customer contracts with an average term of 2.5 years, MTL-2 hosts customer contracts with an average term of 5 years and MTL-3 hosts customer contracts with an average term of 5 years.

Key Factors that May Affect Future Results of Operations

We believe that the growth of our business and our future success are dependent upon many factors including those described above under “Risk Factors” and elsewhere in this prospectus and the following key factors. While these factors present significant opportunities for us, they also pose challenges that we must successfully address in order to sustain the growth of our business and enhance our results of operations.

Timely Completion of, and Expansion of Capabilities at, our Existing Data Center Projects.

Our future revenue growth is, in part, dependent on our ability to leverage our development capabilities at our data center sites. We intend to complete our MTL-2 facility in the fourth quarter of 2025, our MTL-3 facility in the fourth quarter of 2025, and the first 24 gross MW (gross) of NC-1 in the first quarter of 2026. While NC-1 is expected to be completed in the first quarter of 2026, management expects it will start generating revenue in May of 2026. We expect to increase revenue from our existing sites by securing additional allocations of utility power, subject to our receipt of funding and required permits through ongoing engagement with the utility and relevant authorities. In addition, at certain new and existing sites, we intend to deploy natural gas fuel cell generation technology to increase available power and revenue potential. Our ability to secure the required funding and permits in accordance with our implementation plans may cause variability in our revenue growth in future quarters.

Development of Data Center Pipeline.

We intend to rapidly develop additional sites from our expansion pipeline in targeted locations to secure a strategic presence across North America. By developing a robust HPC data center platform across North America, we expect to enhance redundancy, mitigate geo-location risks, and ensure our services are available where clients need them most. We expect our strategically placed WhiteFiber data centers in smaller urban areas, will deliver carrier hotel-level connectivity, while our larger deployments will power AI-driven computing super-clusters, driving innovation and efficiency.

Expansion of Cloud Services.

We have made investments in research and development of our cloud service technology and services. Cloud services are highly competitive, rapidly evolving, and require significant investment, including development and operational costs, to meet the changing needs and expectations of our existing users and attract new users. Our ability to deploy certain cloud service technologies critical for our products and services and for our business strategy may depend on the availability and pricing of third-party equipment and technical infrastructure. In the future, we are looking to generate significant revenues from our cloud services, but such revenue growth depends upon certain third-party providers which may be beyond our control and creates uncertainty that we will be able to generate consistent revenue.

In addition to the key factors described above, we may also generate revenue through the monetization of excess or unused power capacity, resale or leasing of high-performance computing (HPC) hardware, licensing of software or infrastructure designs, and strategic partnerships that expand our service offerings. However, these potential revenue streams are at an early stage and are not expected to materially contribute to our near-term results.

Results of operations for the three months ended March 31, 2025 and 2024

The following discussion summarizes combined results of operations for the three months ended March 31, 2025 and 2024. This information should be read together with our combined financial statements and related notes included elsewhere in this prospectus.

	For the three months ended March 31,		Variance in Amount
	2025	2024
Revenue	$16,767,516	$8,169,332	$8,598,184

Operating costs and expenses
Cost of revenue (exclusive of depreciation shown below)	(6,650,677)	(3,157,327)	(3,493,350)
Depreciation and amortization expenses	(3,829,644)	(2,881,527)	(948,117)
General and administrative expenses	(4,243,819)	(1,196,919)	(3,046,900)
Total operating expenses	(14,724,140)	(7,235,773)	(7,488,367)

Income from operations	2,043,376	933,559	1,109,817

Other (expense) income, net	(20,937)	83,292	(104,229)

Income before provision for income taxes	2,022,439	1,016,851	1,005,588

Income tax expenses	(594,603)	(190,341)	(404,262)
Net income	$1,427,836	$826,510	$601,326

Revenue

We generate revenues primarily from providing cloud services and colocation services. Cloud services revenue is derived from providing customers with access to high-performance computing infrastructure, including GPU clusters optimized for AI workloads. Our contracts are structured as usage-based or committed-capacity agreements, typically with pricing based on the type and quantity of GPUs deployed, duration of use, and associated infrastructure. Revenue is recognized over time as the services are delivered. Key factors that impact cloud services revenue include the number and performance class of GPUs deployed, hardware utilization, power availability at hosting sites, and the timing of new customer onboarding.

Colocation services revenue is generated from leasing data center space, power, and related infrastructure to customers who operate their own hardware. These contracts are generally multi-year agreements with fixed monthly or annual fees based on committed power capacity (typically measured in kilowatts). Revenue is recognized ratably over the term of the agreement. Factors that affect colocation revenue include timing of site development and energization, contracted power levels, and customer expansion activity.

Revenue from cloud services

In the fourth quarter of 2023, we established our cloud-based HPC graphics processing units services, which we term cloud services, a new business line to provide cloud services to support generative AI workstreams. The Company commenced offering cloud services to customers in January 2024.

Our revenue from cloud services increased by $6.8 million, or 83.9%, to $14.8 million for the three months ended March 31, 2025 from $8.1 million for the three months ended March 31, 2024. The increase was primarily due to an increase in deployed GPU servers in the first quarter of 2025, and the $1.3 million service credit issued to the customer as compensation for decreased utilization during the initial deployment period, which included testing and optimization phases, in the first quarter of 2024.

Revenue from colocation services

In the fourth quarter of 2024, we acquired Enovum which holds our data center business that provides customers with physical space, power, and cooling within data center facilities.

Our revenue from colocation services was $1.6 million and $nil for the three months ended March 31, 2025 and 2024, respectively.

Cost of revenue

We incur cost of revenue from cloud services and colocation services.

The Company’s cost of revenue consists primarily of direct production costs associated with its core operations, excluding depreciation and amortization, which are separately stated in the Company’s consolidated statements of operations. Specifically, these costs consist of: (i) cloud services operations — electricity costs, datacenter lease expense, GPU servers lease expense, and other relevant costs and (ii) colocation services — electricity costs, lease costs and other relevant costs.

Cost of revenue — cloud services

For the three months ended March 31, 2025 and 2024, the cost of revenue from cloud services was comprised of the following:

	For the three months ended March 31,
	2025	2024
Electricity costs	$590,103	$83,378
Datacenter lease expenses	1,274,054	700,890
GPU servers lease expenses	3,747,386	2,082,179
Other costs	493,298	290,880
Total	$6,104,841	$3,157,327

Electricity costs.    These expenses were incurred by the data centers for the HPC equipment and were closely correlated with the number of deployed GPU servers.

For the three months ended March 31, 2025, electricity costs increased by $0.5 million, or 608%, compared to the electricity costs incurred for the three months ended March 31, 2024. The increase primarily resulted from an increase in the number of deployed GPU servers.

Datacenter lease expenses.    We entered into data center lease agreements for fixed monthly recurring costs.

For the three months ended March 31, 2025, data center lease expenses increased by $0.6 million, or 82%, compared to the data center lease expenses incurred for the three months ended March 31, 2024. The increase primarily resulted from two additional datacenter leases entered after the first quarter of 2024.

GPU servers lease expenses.    We entered into a GPU servers lease agreement to support our cloud services. The lease payment depends on the usage of the GPU servers.

For the three months ended March 31, 2025, GPU servers lease expenses increased by $1.7 million, or 80%, compared to the GPU servers lease expenses incurred for the three months ended March 31, 2024. The increase primarily resulted from a higher average number of GPU servers leased.

Cost of revenue — Colocation Services

For the three months ended March 31, 2025 and 2024, the cost of revenue from colocation services was comprised of the following:

	For the three months ended March 31,
	2025	2024
Electricity costs	$223,058	$—
Lease expenses	150,537	—
Other costs	172,241	—
Total	$545,836	$—

Electricity costs.    These expenses were closely correlated with the number of deployed servers hosted by the data center.

For the three months ended March 31, 2025 and 2024, electricity costs totaled $0.2 million and $nil, respectively.

Lease expenses.    These expenses were incurred by the data center for lease agreement for a fixed monthly recurring cost.

For the three months ended March 31, 2025 and 2024, data center lease expenses totaled $0.2 million and $nil, respectively.

Depreciation and amortization expenses

For the three months ended March 31, 2025 and 2024, depreciation and amortization expenses were $3.8 million and $2.9 million, respectively, based on an estimated useful life of property, plant, and equipment.

Effective January 1, 2025, we changed our estimate of the useful lives for our cloud service equipment from three to five years. The change was made to better reflect the expected usage patterns and economic benefits of the assets. Refer to Note 2. Summary of Significant Accounting Policies to our combined financial statements

General and administrative expenses

For the three months ended March 31, 2025, our general and administrative expenses, totaling $4.2 million, were primarily comprised of shared based compensation expenses of $0.1 million, salary and bonus expenses of $1.2 million, professional and consulting expenses of $1.7 million, marketing expenses of $0.3 million, and travel expenses of $0.1 million.

For the three months ended March 31, 2024, our general and administrative expenses, totaling $1.2 million, were primarily comprised of shared based compensation expenses of $0.1 million, salary and bonus expenses of $0.3 million, professional and consulting expenses of $0.3 million, and marketing expenses of $0.1 million.

Income tax expenses

Provision for income taxes consists of foreign income taxes resulted from our foreign operations. Our income tax provision for the three months ended March 31, 2025 is primarily attributable to the mix of earnings and losses in countries with differing statutory tax rates, and the valuation allowance applied to the Company’s deferred tax assets in the United States. We continue to maintain a valuation allowance against the deferred tax assets in United States as the Company does not expect those deferred tax assets are “more likely than not” to be realized in the near future, particularly due to the uncertainty on macroeconomy, politics and profitability of the business. Our income tax provision was $0.6 million and $0.2 million for the three months ended March 31, 2025 and 2024, respectively.

The income tax provision was higher during the three months ended March 31, 2025 compared to the three months ended March 31, 2024 primarily due to the higher profitability from business operational results in Iceland during the three months ended March 31, 2025 compared to the same period in 2024.

Results of operations for the Year Ended December 31, 2024 and for the period from October 19, 2023 to December 31, 2023

The following discussion summarizes combined results of operations for the year ended December 31, 2024, and for the period from October 19, 2023 to December 31, 2023. This information should be read together with our combined financial statements and related notes included elsewhere in this prospectus.

	For the Year Ended December 31, 2024	For the Period From October 19, 2023 to December 31, 2023	Variance in Amount
Revenues	47,639,237	—	47,639,237

Operating costs and expenses
Cost of revenue (exclusive of depreciation shown below)	(20,215,831)	—	(20,215,831)
Depreciation and amortization expenses	(16,511,406)	—	(16,511,406)
General and administrative expenses	(10,283,615)	(1,243,475)	(9,040,140)
Total operating expenses	(47,010,852)	(1,243,475)	(45,767,377)

Income (Loss) from operations	628,385	(1,243,475)	1,871,860

Other income, net	1,615,634	19,353	1,596,281

Income (loss) before provision for income taxes	2,244,019	(1,224,122)	3,468,141

Income tax expenses	(874,177)	(1,827)	(872,350)
Net income (loss)	$1,369,842	(1,225,949)	2,595,791

Revenue

We generate revenues primarily from providing cloud services and colocation services. Cloud services revenue is derived from providing customers with access to high-performance computing infrastructure, including GPU clusters optimized for AI workloads. Our contracts are structured as usage-based or committed-capacity agreements, typically with pricing based on the type and quantity of GPUs deployed, duration of use, and associated infrastructure. Revenue is recognized over time as the services are delivered. Key factors that impact cloud services revenue include the number and performance class of GPUs deployed, hardware utilization, power availability at hosting sites, and the timing of new customer onboarding.

Colocation services revenue is generated from leasing data center space, power, and related infrastructure to customers who operate their own hardware. These contracts are generally multi-year agreements with fixed monthly or annual fees based on committed power capacity (typically measured in kilowatts). Revenue is recognized ratably over the term of the agreement. Factors that affect colocation revenue include timing of site development and energization, contracted power levels, and customer expansion activity.

Revenue from cloud services

In the fourth quarter of 2023, we initiated our cloud service business as a new business line to provide cloud services to support generative AI. The Company commenced providing cloud services in January 2024.

Our revenue from cloud services was $45.7 million for the year ended December 31, 2024. During the three months ended March 31, 2024, the Company issued a service credit of $1.3 million to its initial customer as compensation for decreased utilization during the initial deployment period, which included testing and optimization phases. The Company issued another service credit of $0.6 million to its initial customer during the three months ended September 30, 2024, as compensation for decreased utilization.

Revenue from colocation services

In the fourth quarter of 2024, we acquired our data center business which provides customers with physical space, power, and cooling within the data center facility.

Our revenue from colocation services was $1.4 million for the year ended December 31, 2024.

Cost of revenue

We incur cost of revenue from cloud services and colocation services.

The Company’s cost of revenue consists primarily of (i) direct production costs related to cloud services operations, including electricity costs, datacenter lease expense, GPU servers lease expense, and other relevant costs, but excluding depreciation and amortization, which are separately stated in the Company’s combined statements of operations, (ii) direct production costs related to colocation services, including electricity costs, lease costs and other relevant costs.

Cost of revenue — cloud services

For the year ended December 31, 2024 and for the period from October 19, 2023 to December 31, 2023, the cost of revenue from cloud services was comprised of the following:

	For the Year Ended December 31, 2024	For the Period From October 19, 2023 to December 31, 2023
Electricity costs	$1,198,060	$—
Datacenter lease expenses	3,558,987	—
GPU servers lease expenses	13,640,737	—
Other costs	1,327,546	—
Total	$19,725,330	$—

Electricity costs.    These expenses were incurred by the datacenter for the HPC equipment and were closely correlated with the number of deployed GPU servers.

For the year ended December 31, 2024 and for the period from October 19, 2023 to December 31, 2023, electricity costs totaled $1.2 million and $nil, respectively.

Datacenter lease expenses.    In December 2023, we entered into a data center lease agreement for a fixed monthly recurring cost.

For the year ended December 31, 2024 and for the period from October 19, 2023 to December 31, 2023, data center lease expenses totaled $3.6 million and $nil, respectively.

GPU servers lease expenses.    In 2023, we entered into a GPU servers lease agreement to support our cloud services. The lease payment depends on the usage of the GPU servers.

For the year ended December 31, 2024 and for the period from October 19, 2023 to December 31, 2023, GPU servers lease expenses totaled $13.6 million and $nil, respectively.

Cost of revenue — Colocation Services

For the year ended December 31, 2024 and for the period from October 19, 2023 to December 31, 2023, the cost of revenue from colocation services was comprised of the following:

	For the Year Ended December 31, 2024	For the Period From October 19, 2023 to December 31, 2023
Electricity costs	$188,559	$—
Lease expenses	149,260	—
Other costs	152,682	—
Total	$490,501	$—

Electricity costs.    These expenses were closely correlated with the number of deployed servers hosted by the data center.

For the year ended December 31, 2024 and for the period from October 19, 2023 to December 31, 2023, electricity costs totaled $0.2 million and $nil, respectively.

Lease expenses.    These expenses were incurred by the data center for lease agreement for a fixed monthly recurring cost.

For the year ended December 31, 2024 and for the period from October 19, 2023 to December 31, 2023, data center lease expenses totaled $0.1 million and $nil, respectively.

Depreciation and amortization expenses

For the year ended December 31, 2024 and for the period from October 19, 2023 to December 31, 2023, depreciation and amortization expenses were $16.5 million and $nil million, respectively based on an estimated useful life of property, plant, and equipment as discussed in Note 2. Summary of Significant Accounting Policies to our audited combined financial statements

General and administrative expenses

For the year ended December 31, 2024, our general and administrative expenses, totaling $10.3 million, were primarily comprised of professional and consulting expense of $2.1 million, share-based compensation expenses of $3.2 million, salary and bonus expenses of $2.1 million, marketing expenses of $0.8 million, and travel expenses of $0.3 million.

For the period from October 19, 2023 to December 31, 2023, our general and administrative expenses, totaling $1.2 million, were primarily comprised of share-based compensation expenses of $0.9 million, salary and bonus expenses of $0.1 million, professional and consulting expenses of $0.2 million.

Income tax expenses

The following table provides details of income taxes:

	For the Year Ended December 31, 2024	For the Period From October 19, 2023 to December 31, 2023
Income (loss) before income taxes	$2,244,019	$(1,224,122)
Provision for income taxes	874,177	1,827
Effective tax rate	39.0%	(0.1)%

Tax expense was higher as a percentage of income before taxes during the year ended December 31, 2024 compared to the period From October 19, 2023 to December 31, 2023 primarily due to the impact of tax expense increases by $0.7 million and $0.2 million in year ended December 31, 2024 due to profitable business operation in Iceland and the Global Intangible Low Taxed Income inclusion.

Our future effective income tax rate depends on various factors, such as tax legislation, the geographic composition of our pre-tax income, the amount of our pre-tax income as business activities fluctuate, non-deductible expenses, non-taxable capital gain in certain jurisdiction, change of valuation allowance and the effectiveness of our tax planning strategies. We also continue to monitor the adoption of Pillar Two relating to the global minimum tax in each of our tax jurisdictions to evaluate its impact on our effective income tax rate. For the year ended December 31, 2024, we are not subject to Pillar Two global minimum tax. For more details on the Company’s tax profile, see Note 11. Income Taxes to our combined financial statements.

Discussion of Certain Balance Sheet Items as of March 31, 2025 and December 31, 2024

The following table sets forth selected information from our combined balance sheets as of March 31, 2025 and December 31, 2024. This information should be read together with our combined financial statements and related notes included elsewhere in this prospectus.

	March 31, 2025	December 31, 2024	Variance in Amount
ASSETS
Current Assets
Cash and cash equivalents	$9,083,232	$11,671,984	$(2,588,752)
Restricted cash	3,732,792	3,732,792	—
Accounts receivable	2,531,188	5,267,863	(2,736,675)
Net investment in lease – current	2,632,603	2,546,519	86,084
Other current assets	33,447,655	23,285,682	10,161,973
Total Current Assets	51,427,470	46,504,840	4,922,630

Non-current assets
Deposits for property and equipment	4,273,861	35,743,011	(31,469,150)
Property, plant, and equipment, net	166,485,653	89,203,483	77,282,170
Operating lease right-of-use assets	14,753,145	14,544,118	209,027
Net investment in lease – non-current	6,087,814	6,782,479	(694,665)
Other non-current assets	3,639,420	2,838,269	801,151
Investment securities	1,000,000	1,000,000	—
Deferred tax asset	103,998	104,642	(644)
Intangible assets	12,762,627	13,028,730	(266,103)
Goodwill	19,243,410	19,383,291	(139,881)
Total Assets	$279,777,398	$229,132,863	$50,644,535

LIABILITIES
Current Liabilities
Accounts payable	$1,328,847	$2,346,510	$(1,017,663)
Income tax payable	984,940	985,191	(251)
Current portion of deferred revenue	21,175,064	30,698,458	(9,523,394)
Current portion of operating lease liability	4,869,747	4,372,544	497,203
Other payables and accrued liabilities	17,030,801	7,357,839	9,672,962
Total Current Liabilities	45,389,399	45,760,542	(371,143)

Non-current portion of operating lease liability	8,759,750	9,010,577	(250,827)
Non-current portion of deferred revenue	72,963	73,494	(531)
Deferred tax liability	4,341,724	3,776,124	565,600
Other long-term liabilities	589,029	785,371	(196,342)
Total Liabilities	$59,152,865	$59,406,108	$(253,243)

Cash and cash equivalents

Cash and cash equivalents primarily consist of funds deposited with banks, which are highly liquid and are unrestricted to withdrawal or use. The total balance of cash and cash equivalents were $9.1 million and $11.7 million as of March 31, 2025 and December 31, 2024, respectively. The decrease in the balance of cash and cash equivalents was a result of net cash of $2.9 million used in operating activities, net cash of $50.2 million used in investing activities, and net cash of $50.0 million provided by financing activities.

Restricted cash

Restricted cash represents cash balances that support an outstanding letter of credit to third parties related to security deposits and are restricted from withdrawal. As of March 31, 2025 and December 31, 2024, the fixed maximum amount guaranteed under the letter of credit was $3.7 million and $3.7 million, respectively.

Accounts receivable, net

Accounts receivable, net consist of amounts due from our customers. The total balance of accounts receivable was $2.5 million and $5.3 million as of March 31, 2025 and December 31, 2024, respectively. The decrease in the balance of accounts receivable is attributable to paid invoices from our customers.

Net investment in lease

Net investment in lease represents the present value of the lease payments not yet received from lessees. The current and non-current balance of net investment in lease was $2.6 million and $6.1 million, respectively as of March 31, 2025. The current and non-current balance of net investment in lease was $2.5 million and $6.8 million, respectively as of December 31, 2024.

Other current assets

Other current assets were $33.4 million and $23.3 million as of March 31, 2025 and December 31, 2024, respectively. The increase in the balance of other current assets was mainly attributable to an increase in prepaid consulting services of $1.9 million, an increase in receivable from third parties of $10.5 million, an increase in contract assets of $0.8 million, partially offset by a decrease in prepayment to third parties of $3.4 million.

Deposits for property, plant, and equipment

The deposits for property, plant, and equipment consists of advance payments for property and equipment. The balance is derecognized once the control of the property, plant, and equipment is transferred to and obtained by us.

Compared with December 31, 2024, the balance as of March 31, 2025 decreased by $31.5 million, mainly due to the receipt of property and equipment of $75.4 million offset by prepayment of the $43.9 million for property and equipment.

Property, plant, and equipment, net

Property, plant, and equipment primarily consisted of equipment used in our HPC businesses as well as construction in progress representing assets received but not yet put into service.

As of March 31, 2025, the HPC equipment had a net book value of $166.5 million. As of December 31, 2024, the HPC equipment had a net book value of $89.2 million.

Operating lease right-of-use assets and operating lease liability

As of March 31, 2025, operating right-of-use assets and operating lease liabilities were $14.8 million and $13.6 million, respectively. As of December 31, 2024, the Company’s operating lease right-of-use assets and operating lease liability were $14.5 million and $13.4 million, respectively.

The increase in operating lease right-of-use assets and total operating lease liability of $0.2 million and $0.2 million respectively, were due to the additional leases for $1.3 million and $1.3 million, respectively, partially offset by the amortization of the operating lease right-of-use assets totaling $1.1 million and $1.1 million, respectively, for the three months ended March 31, 2025.

Investment security

As of March 31, 2025 and December 31, 2024, our portfolio consists of an investment in a privately held company via a simple agreement for future equity (“SAFE”). The total balance of our investment security was $1.0 million and $1.0 million as of March 31, 2025 and December 31, 2024, respectively.

Goodwill

Goodwill represents the excess of the purchase price over the fair value of the net assets acquired in relation of in Enovum acquisition. Refer to Note 11. Goodwill And Intangible Assets of our combined financial statements for further information. As of March 31, 2025 and December 31, 2024, the Company recorded goodwill in the amount of $19.2 million and $19.4 million, respectively.

Intangible Assets

Intangible assets pertain to customer relationships acquired in connection with the acquisition of Enovum. Refer to Note 11. Goodwill and Intangible Assets for further information. As of March 31, 2025 and December 31, 2024, the total balance of intangible assets was $12.8 million and $13.0 million, respectively.

Accounts payable

Accounts payable primarily consists of amounts due for costs related to HPC services. Compared with December 31, 2024, the balance of accounts payable decreased by $1.0 million in the three months ended March 31, 2025, largely due to a higher volume of payments made.

Deferred revenue

Deferred revenue pertains to prepayments received from customers for HPC business.

As of March 31, 2025, the Company’s current and non-current portion of deferred revenue was $21.2 million and $0.1 million, respectively, compared to $30.7 million and $0.1 million, respectively, as of December 31, 2024. The decrease in deferred revenue of $9.5 million reflects the recognition of $11.1 million in revenue related to the successful fulfillment of performance obligations from our cloud services, partially offset by $1.6 million prepayments from customers for HPC services to be rendered in the future.

Discussion of Certain Balance Sheet Items as of December 31, 2024 and December 31, 2023

The following table sets forth selected information from our combined balance sheets as of December 31, 2024 and December 31, 2023. This information should be read together with our combined financial statements and related notes included elsewhere in this prospectus.

	December 31, 2024	December 31, 2023	Variance in Amount
ASSETS
Current Assets
Cash and cash equivalents	$11,671,984	$652,566	$11,019,418
Restricted cash	3,732,792	—	3,732,792
Accounts receivable	5,267,863	—	5,267,863
Net investment in lease – current	2,546,519	—	2,546,519
Other current assets	23,285,682	14,897,616	8,388,066
Total Current Assets	46,504,840	15,550,182	30,954,658

	December 31, 2024	December 31, 2023	Variance in Amount
Deposits for property and equipment	35,743,011	4,127,371	31,615,640
Property, plant, and equipment, net	89,203,483	51,030,667	38,172,816
Operating lease right-of-use assets	14,544,118	6,216,255	8,327,863
Net investment in lease – non-current	6,782,479	—	6,782,479
Investment securities	1,000,000	—	1,000,000
Deferred tax asset	104,642	—	104,642
Intangible assets	13,028,730	—	13,028,730
Goodwill	19,383,291	—	19,383,291
Other non-current assets	2,838,269	2,003,251	835,018
Total Assets	$229,132,863	$78,927,726	$150,205,137

LIABILITIES
Current Liabilities
Accounts payable	$2,346,510	$100,000	$2,246,510
Income tax payable	985,191	—	985,191
Current portion of deferred revenue	30,698,458	13,073,449	17,625,009
Current portion of operating lease liability	4,372,544	1,864,779	2,507,765
Other payables and accrued liabilities	7,357,839	8,004,450	(646,611)
Total Current Liabilities	45,760,542	23,042,678	22,717,864

Non-current portion of operating lease liability	9,010,577	4,351,476	4,659,101
Non-current portion of deferred revenue	73,494	—	73,494
Deferred tax liability	3,776,124	—	3,776,124
Other long-term liabilities	785,371	1,883,333	(1,097,962)
Total Liabilities	$59,406,108	$29,277,487	$30,128,621

Cash and cash equivalents

Cash and cash equivalents primarily consist of funds deposited with banks, which are highly liquid and are unrestricted to withdrawal or use. The total balance of cash and cash equivalents were $11.7 million and $0.7 million as of December 31, 2024 and December 31, 2023, respectively. The increase in the balance of cash and cash equivalents was a result of net cash of $18.4 million provided by operating activities, net cash of $80.0 million used in investing activities, and net cash of $76.4 provided by financing activities.

Restricted cash

Restricted cash represents cash balances that support an outstanding letter of credit to third parties related to security deposits and are restricted from withdrawal. As of December 31, 2024, the fixed maximum amount guaranteed under the letter of credit was $3.7 million.

Accounts receivable, net

Accounts receivable, net consist of amounts due from our customers. The total balance of accounts receivable was $5.3 million and $nil as of December 31, 2024 and December 31, 2023, respectively. The increase in the balance of accounts receivable is attributable to the unpaid invoice from our HPC customers.

Net investment in lease

Net investment in lease represents the present value of the lease payments not yet received from lessees. The current and non-current balance of net investment in lease was $2.5 million and $6.8 million, respectively as of December 31, 2024. The current and non-current balance of net investment in lease was $nil and $nil, respectively as of December 31, 2023.

Other current assets

Other current assets was $23.3 million and $14.9 million as of December 31, 2024 and December 31, 2023, respectively. The increase in the balance of other current assets was mainly attributable to an increase in prepaid consulting services of $1.0 million, an increase in prepayment to third parties of $15.4 million and a decrease in receivable from third parties of $6.0 million.

Deposits for property and equipment

The deposits for property and equipment consists of advance payments for property and equipment. The balance is derecognized once the control of the property and equipment is transferred to and obtained by us.

Compared with December 31, 2023, the balance as of December 31, 2024 increased by $31.6 million, mainly due to the prepayment of $55.9 million for property and equipment and offset by the receipt of property and equipment of $23.2 million.

Property, plant, and equipment, net

Property, plant, and equipment primarily consisted of equipment used in our HPC businesses as well as construction in progress representing assets received but not yet put into service.

As of December 31, 2024, the HPC equipment had a net book value of $89.2 million. As of December 31, 2023, construction in progress, included within property and equipment, totaled $51.0 million, representing HPC equipment received but not yet placed into service. This amount was reclassified to property and equipment as the assets were put into service in January 2024.

Operating lease right-of-use assets and operating lease liability

As of December 31, 2024, the Company’s operating lease right-of-use assets and operating lease liability were $14.5 million and $13.4 million, respectively. As of December 31, 2023, the Company’s operating lease right-of-use assets and operating lease liability were $6.2 million and $6.2 million, respectively.

The increase in operating lease right-of-use assets and total operating lease liability of $8.3 million and $7.2 million respectively, were due to the additional leases for $11.0 million and $9.8 million, respectively, partially offset by the amortization of the operating lease right-of-use assets totaling $2.7 million and $2.7 million, respectively, for the year ended December 31, 2024.

Investment security

As of December 31, 2024, our portfolio consists of a privately held company via a simple agreement for future equity (“SAFE”). The total balance of our investment security was $1.0 million and $nil as of December 31, 2024, and December 31, 2023, respectively. The increase of $1.0 million in the value of our investment security was mainly driven by the investment of $1.0 million in a SAFE.

Goodwill

Goodwill represents the excess of the purchase price over the fair value of the net assets acquired in relation of in Enovum acquisition. Refer to Note 11. Goodwill And Intangible Assets of our audited combined financial statements for further information. As of December 31, 2024, the Company recorded goodwill in the amount of $19.4 million.

Intangible Assets

Intangible assets pertain to customer relationships acquired in connection with the acquisition of Enovum. Refer to Note 11. Goodwill and Intangible Assets for further information. As of December 31, 2024, the total balance of intangible assets was $13.0 million.

Accounts payable

Accounts payable primarily consists of amounts due for maintenance costs related to HPC services. Compared with December 31, 2023, the balance of accounts payable increased by $2.2 million, largely due to the unpaid bills for our cloud services for the year ended December 31, 2024.

Deferred revenue

Deferred revenue pertains to prepayments received from a customer for HPC services.

As of December 31, 2024, the Company’s deferred revenue was $30.8 million, compared to $13.1 million as of December 31, 2023. The increase in deferred revenue of $17.7 million reflects a $32.1 million prepayment from a customer for HPC services to be rendered in 2025, partially offset by the recognition of $14.4 million in revenue related to the successful fulfillment of performance obligations from our cloud services commenced in January 2024.

Non-GAAP Financial Measures

In addition to combined U.S. GAAP financial measures, we consistently evaluate our use of and calculation of the non-GAAP financial measures, such as EBITDA and Adjusted EBITDA. These non-GAAP financial measures have not been calculated in accordance with GAAP and should be considered in addition to results prepared in accordance with GAAP and should not be considered as a substitute for, or superior to, GAAP results. In addition, adjusted EBITDA and Adjusted EBITDA should not be construed as indicators of our operating performance, liquidity or cash flows generated by operating, investing and financing activities, as there may be significant factors or trends that they fail to address. We caution investors that non-GAAP financial information, by its nature, departs from traditional accounting conventions. Therefore, its use can make it difficult to compare our current results with our results from other reporting periods and with the results of other companies.

EBITDA is computed as net income before interest, taxes, depreciation, and amortization. Adjusted EBITDA is a financial measure defined as our EBITDA adjusted to eliminate the effects of certain non-cash and/or non-recurring items that do not reflect our ongoing strategic business operations, which management believes results in a performance measurement that represents a key indicator of the Company’s core business operations. The adjustments currently include fair value adjustments such as non-cash share-based compensation expenses.

We believe Adjusted EBITDA can be an important financial measure because it allows management, investors, and our board of directors to evaluate and compare our operating results, including our return on capital and operating efficiencies, from period-to-period by making such adjustments.

Adjusted EBITDA is provided in addition to and should not be considered to be a substitute for, or superior to net income, the comparable measures under U.S. GAAP. Further, Adjusted EBITDA should not be considered as an alternative to revenue growth, net income, diluted earnings per share or any other performance measure derived in accordance with U.S. GAAP, or as an alternative to cash flow from operating activities as a measure of our liquidity. Adjusted EBITDA has limitations as an analytical tool, and you should not consider such measures either in isolation or as substitutes for analyzing our results as reported under U.S. GAAP.

Reconciliations of Adjusted EBITDA to the most comparable U.S. GAAP financial metric for the three months ended March 31, 2025 and 2024 are presented in the table below:

	For the three months ended March 31,
	2025	2024
Reconciliation of non-GAAP income from operations:
Net income	$1,427,836	$826,510
Depreciation and amortization expenses	3,829,644	2,881,527
Income tax expenses	594,603	190,341
EBITDA	5,852,083	3,898,378

Adjustments:
Share based compensation expenses	138,013	91,158
Adjusted EBITDA	$5,990,096	$3,989,536

Reconciliations of Adjusted EBITDA to the most comparable U.S. GAAP financial metric for the historical periods are presented in the tables below:

	For the Year Ended December 31, 2024	For the Period From October 19, 2023 to December 31, 2023
Reconciliation of non-GAAP income from operations:
Net income (loss)	$1,369,842	$(1,225,949)
Depreciation and amortization expenses	16,511,406	—
Income tax expenses	874,177	1,827
EBITDA	18,755,425	(1,224,122)

Adjustments:
Share based compensation expenses	3,170,697	853,074
Adjusted EBITDA	$21,926,122	$(371,048)

Liquidity and capital resources

As of March 31, 2025, our principal sources of liquidity were cash and cash equivalents, restricted cash and accounts receivable of $15.3 million.

As of March 31, 2025, we had working capital of $6.0 million as compared to working capital of $0.7 million as of December 31, 2024. Working capital is the difference between the Company’s current assets and current liabilities.

Historically, as part of Bit Digital, the Company relied on Bit Digital to meet its working capital and financing requirements prior to generating revenue. Since launching our cloud services in January 2024, we have achieved positive cash flows from operations. To date, we have primarily funded our operations through operating cash flows and equity financing provided by Bit Digital via public and private securities offerings of Bit Digital’s ordinary shares.

Following the Reorganization, our capital structure and sources of liquidity will change from our historical capital structure because we will no longer participate in Bit Digital’s cash management process. The Company’s ability to fund its operating needs in the future will depend on the ongoing ability to generate positive cash flow from our operations and raise capital in the capital markets on our own. Based upon our history of generating strong cash flows, we believe that we will be able to meet our short-term liquidity needs.

We believe that our cash on hand and anticipated cash from operations, together with the expected net proceeds from this offering, will be sufficient to finance our operations for at least the next twelve months from the date of this prospectus. However, there can be no assurance that we will not require additional financing or that future financing can obtain these funds on acceptable terms or at all or that we can maintain or increase our current revenues.

Our future capital requirements will depend on many factors, including the revenue growth rate, the success of future product development and capital investment required, and the timing and extent of spending to support further sales and marketing and research and development efforts. In addition, we expect to incur additional costs as a result of operating as a public company. In the event that additional financing is required from outside sources, we cannot be sure that any additional financing will be available to us on acceptable terms if at all. If we are unable to raise additional capital when desired, our business, operating results, and financial condition could be adversely affected.

Cash flows

	For the three months ended March 31,
	2025	2024
Net Cash Used in Operating Activities	$(2,933,953)	(3,399,600)
Net Cash Used in Investing Activity	(50,165,143)	(63,062)
Net Cash Provided by Financing Activity	49,974,548	9,289,559
Net (decrease) increase in cash, cash equivalents and restricted cash	(3,124,547)	5,826,897
Effect of exchange rate changes on cash, cash equivalents and restricted cash	535,795	—
Cash, cash equivalents and restricted cash, beginning of year	15,404,776	652,566
Cash, cash equivalents and restricted cash, end of year	$12,816,024	6,479,463

Operating Activities

Net cash used in operating activities was $2.9 million for the three months ended March 31, 2025, derived mainly from (i) a net income of $1.4 million for the three months ended March 31, 2025 adjusted for depreciation expenses of property and equipment of $3.8 million and (ii) net changes in our operating assets and liabilities, principally comprising of a decrease in deferred revenue of $9.5 million, a decrease in other current assets of $10.2 million, an increase in accounts receivable of $2.7 million, an decrease in accounts payable of $1.0 million, a decrease in other long-term liabilities of $0.2 million, an increase in other payables and accrued liabilities of $9.7 million, an increase in net investment in lease of $0.6 million, decrease in lease liability of $1.0 million, and an increase in deferred tax liability of $0.6 million.

Net cash used in operating activities was $3.4 million for the three months ended March 31, 2024, derived mainly from (i) a net income of $0.8 million for the three months ended March 31, 2024 adjusted for depreciation expenses of property and equipment of $2.9 million and (ii) net changes in our operating assets and liabilities, principally comprising of a decrease in deferred revenue of $9.3 million, an increase in other current assets of $3.6 million, a decrease in other non-current assets of $0.1 million, an increase in accounts payable of $3.3 million, a decrease in other payables and accrued liabilities of $5.0 million, an increase in net investment in lease of $0.2 million, and an increase in deferred tax liability of $0.2 million.

Investing Activity

Net cash used in investing activity was $50.2 million for the three months ended March 31, 2025, attributable to purchases of and deposits made for property, plant, and equipment of $50.2 million.

Net cash used in investing activity was $0.1 million for the three months ended March 31, 2024, primarily attributable to purchases of and deposits made for property, plant, and equipment of $0.1 million.

Financing Activity

Net cash provided by financing activity was $50.0 million the three months ended March 31, 2025, attributable to net transfers from parent of $50.0 million.

Net cash provided by financing activity was $9.3 million for the three months ended March 31, 2024, attributable to net transfers from parent of $9.3 million.

Cash flows for the year ended December 31, 2024 and for the Period from October 19, 2023 to December 31, 2023

	For the Year Ended December 31, 2024	For the Period From October 19, 2023 to December 31, 2023
Net Cash Provided by Operating Activities	$18,436,553	$4,934,416
Net Cash Used in Investing Activities	(80,026,998)	(55,158,038)
Net Cash Provided by Financing Activities	76,437,919	50,876,188
Net increase in cash, cash equivalents and restricted cash	14,847,474	652,566
Effect of exchange rate changes on cash, cash equivalents and restricted cash	(95,264)	—
Cash, cash equivalents and restricted cash, beginning of year	652,566	—
Cash, cash equivalents and restricted cash, end of year	$15,404,776	$652,566

Operating Activities

Net cash provided from our operating activities was $18.4 million for the year ended December 31, 2024, derived mainly from (i) a net income of $1.4 million for year ended December 31, 2024 adjusted for depreciation expenses of property and equipment of $16.5 million and (ii) net changes in our operating assets and liabilities, principally comprising of an increase in deferred revenue of $17.2 million, an decrease in other current assets of $4.5 million, decrease in accounts receivable of $4.7 million, an increase in accounts payable of $0.4 million, a decrease in other long-term liabilities of $1.1 million, an increase in income tax payable of $1.0 million, a decrease in other payables and accrued liabilities of $1.7 million, a decrease in net investment in lease of $4.8 million and a decrease in lease liability of $2.7 million.

Net cash provided from our operating activities was $4.9 million for the period from October 19, 2023 to December 31, 2023, derived mainly from (i) a net loss of $1.2 million for the period from October 19, 2023 to December 31, 2023 and (ii) net changes in our operating assets and liabilities, principally comprising of an increase in deferred revenue of $13.1 million, a decrease in other current assets of $14.9 million, a decrease in other non-current assets of $2.0 million, an increase in accounts payable of $0.1 million, an increase in other long-term liabilities of $1.9 million, an increase in other payables and accrued liabilities of $8.0 million.

Investing Activities

Net cash used in investing activities was $80.0 million for the year ended December 31, 2024, primarily attributable to purchases of and deposits made for property and equipment of $79.0 million and investment in a SAFE of $1.0 million.

Net cash used in investing activities was $55.2 million for the period from October 19, 2023 to December 31, 2023, primarily attributable to purchases of and deposits made for property and equipment of $55.2 million.

Financing Activity

Net cash provided by financing activity was $76.4 million for the year ended December 31, 2024, attributable to net transfers from parent of $76.4 million.

Net cash provided by financing activity was $50.9 million for the period from October 19, 2023 to December 31, 2023, attributable to net transfers from parent of $50.9 million.

Royal Bank of Canada Credit Facility

On June 18, 2025, our wholly-owned subsidiary Enovum and its subsidiaries entered into a definitive credit agreement (the “Facility”) with the Royal Bank of Canada (“RBC”). The Facility provides for an aggregate of up to approximately CAD $60 million (approximately USD $43.8 million) of financing. The proceeds are to be used primarily to refinance the buildout of WhiteFiber’s Tier-3 AI data center at 7300 Trans Canada Highway, Pointe-Claire, Quebec (“MTL-2”) as well as USD $5.8 million of revolving term financing (the “Revolver”). The Facility is non-recourse to WhiteFiber and Bit Digital. Enovum entered into a three-year USD $18.5 million non-revolving lease facility to finance specific equipment costs, including related installation costs, building improvements and soft costs, and/or sale and leasing of existing equipment. The lease facility provides for straight-line amortization of six years and capital moratorium of six months after disbursement is complete. RBC may cancel any unutilized portion of the facility after March 31, 2026. The interest rate is fixed based on the rental rate determined by RBC for the three-year term of the lease.

As part of the Facility, Enovum entered into a three-year USD $19.6 million non-revolving real estate term loan facility. The purpose of this facility is to refinance the Company’s purchase of MTL-2. The interest rate is to be determined at the time of borrowing, or a floating interest rate ranging from RBP plus 0.75% to CORRA (“Canadian Overnight Repo Rate Average”) plus 250 bps. Payment of principal and interest is due 30 days after drawdown and is repayable in full on the last day of the three-year term.

The Revolver is being provided by RBC by way of Letters of Credit and Letters of Guaranty with fees to be determined on a transaction by transaction basis. This facility will be available for the 36 month term subject to the issuance of the EDC (Export and Development Canada) Performance Security Guaranty in the amount of USD $5.8 million and other related supporting documents. Enovum agreed to certain financial covenants included maintaining on a combined basis between MTL-1 and MTL-2: fixed charge coverage of not less than 1.20:1 and a ratio of Net Funded Debt to EBITDA of not greater than 4.25:1 and decreasing to 3.50:1 from December 31, 2027. A copy of the facility has been filed as an exhibit to the registration statement of which this prospectus forms a part with certain sensitive information not involving the terms omitted).

Off-Balance Sheet Arrangements

During the periods presented, we did not have any off-balance sheet arrangements.

Critical Accounting Policies and Estimates

Our discussion and analysis of our financial condition and results of operations are based upon our combined financial statements. These financial statements are prepared in accordance with U.S. GAAP, which requires the Company to make estimates and assumptions that affect the reported amounts of our assets, liabilities, revenues, and expenses, to disclose contingent assets and liabilities on the dates of the combined financial statements, and to disclose the reported amounts of revenues and expenses incurred during the financial reporting periods. The most significant estimates and assumptions include, but are not limited to, the valuation of current assets, useful lives of property, plant, and equipment, impairment of long-lived assets, intangible assets and goodwill, valuation of assets and liabilities acquired in business combinations, provision necessary for contingent liabilities and realization of deferred tax assets. We continue to evaluate these estimates and assumptions that we believe to be reasonable under the circumstances. We rely on these evaluations as the basis for making judgments about the carrying values of assets and liabilities that are not readily apparent from other sources. Since the use of estimates is an integral component of the financial reporting process, actual results could differ from those estimates as a result of changes in our estimates. Some of our accounting policies require higher degrees of judgment than others in their application. We believe critical accounting policies as disclosed in this release reflect the more significant judgments and estimates used in preparation of our combined financial statements.

Recently Issued Accounting Pronouncements

There have been no recently issued accounting pronouncements that have had, or are expected to have, a material impact on our results of operations, financial position and/or cash flows.

Emerging Growth Company Status

We are an “emerging growth company,” as defined in the JOBS Act, enacted in April 2012. We intend to take advantage of certain exemptions under the JOBS Act from various public company reporting requirements, including not being required to have our internal control over financial reporting audited by our independent registered public accounting firm pursuant to Section 404(b) of the Sarbanes-Oxley Act, reduced disclosure obligations regarding executive compensation in our periodic reports and proxy statements, and exemptions from the requirements of holding a nonbinding advisory vote on executive compensation and any golden parachute payments not previously approved. In addition, an emerging growth company can take advantage of an extended transition period for complying with new or revised accounting standards. This provision allows an emerging growth company to delay the adoption of certain accounting standards until those standards would otherwise apply to private companies. We have elected to avail ourselves of this provision of the JOBS Act. As a result, we will not be subject to new or revised accounting standards at the same time as other public companies that are not emerging growth companies. Therefore, our consolidated financial statements may not be comparable to those of companies that comply with new or revised accounting pronouncements as of public company effective dates.

We will remain an emerging growth company and may take advantage of these exemptions until the earliest of: (i) the last day of the fiscal year following the fifth anniversary of the consummation of this offering; (ii) the last day of the fiscal year in which we have total annual gross revenue of at least $1.235 billion; (iii) the last day of the fiscal year in which we are deemed to be a “large accelerated filer” as defined in Rule 12b-2 under the Exchange Act, which would occur if the market value of our Ordinary Shares held by non-affiliates exceeded $700.0 million as of the last business day of the second fiscal quarter of such year; or (iv) the date on which we have issued more than $1.0 billion in non-convertible debt securities during the prior three-year period.

Quantitative and Qualitative Disclosures About Market Risk

We are exposed to market risk in the ordinary course of our business. Market risk represents the risk of loss that may impact our financial position due to adverse changes in financial market prices and rates. The primary market risks we are exposed to include interest rate risk, foreign currency risk, and, to a lesser extent, commodity price risk related to energy costs.

Interest Rate Risk.    We may from time to time finance data center development with variable-rate debt. In such cases, increases in interest rates may raise our cost of capital and reduce cash flow available for reinvestment or distribution. As of the date of this prospectus, we had no variable-rate debt outstanding, but we may enter into such arrangements in the future.

Foreign Currency Risk.    A portion of our operations are conducted outside the United States, particularly in Canada and Iceland, and certain expenses and revenues may be denominated in foreign currencies. As such, fluctuations in exchange rates could impact our reported results of operations. We have not historically engaged in foreign currency hedging but may do so in the future.

Commodity and Power Price Risk.    Our colocation and cloud services rely on stable access to electricity. Although we seek to secure long-term, fixed-rate power agreements where possible, we may be exposed to fluctuations in regional power markets or capacity delays, which could impact cost of service and margins.

Hardware Supply and Pricing Risk.    Our cost of goods sold for cloud services depends on the procurement of specialized hardware, particularly GPUs. Fluctuations in global chip supply or pricing may impact our capital expenditure requirements or gross margins.

BUSINESS

Some of the statements in this prospectus constitute forward-looking statements. See the section titled “Cautionary Statement Regarding Forward-Looking Statements.” Unless the context otherwise requires, the terms “WhiteFiber, Inc.,” “the Company,” “we,” “us,” and “our” in this prospectus refer to WhiteFiber, Inc. an exempted company with limited liability incorporated and registered in the Cayman Islands and our combined subsidiaries after giving effect to the Reorganization. Bit Digital, Inc. (“Bit Digital”), an exempted company with limited liability incorporated and registered in the Cayman Islands and our parent company, has entered into a Contribution Agreement to transfer 100% of the capital shares of its subsidiary, WhiteFiber AI, Inc. and its wholly-owned subsidiaries WhiteFiber HPC, Inc., WhiteFiber Japan G.K. and WhiteFiber Iceland, ehf (collectively, “WhiteFiber AI”) to the Company upon the effectiveness of the registration statement of which this prospectus is a part (collectively, the “Contribution”). This section assumes the Contribution has occurred.

Our Business

We believe we are a leading provider of artificial intelligence (“AI”) infrastructure solutions. We own high-performance computing (“HPC”) data centers and provide cloud-based HPC graphics processing units (“GPU”) services, which we term cloud services, for customers such as AI application and machine learning (“ML”) developers (the “HPC Business”). Our Tier-3 data centers provide hosting and colocation services. Our cloud services support generative AI workstreams, especially training and inference. In connection with this offering, we are being carved out of Bit Digital, Inc. and will operate as a separate public company upon the completion of this offering.

Starting in October 2024, we significantly expanded our data center operations and capabilities by acquiring Enovum, a Tier-3 HPC data center platform based in Montreal, Canada. We currently operate a 4 MW (gross) AI data center located in Montreal, Canada (“MTL-1”). MTL-1 is a fully operational Tier-3 data center that is designed for HPC workloads. MTL-1’s full capacity is occupied by 14 customers under lease agreements with an average duration of approximately 30 months as of May 30, 2025. On December 27, 2024, we acquired the real estate and building for a build-to-suit 5 MW (gross) Tier-3 data center expansion project in Montreal (“MTL-2”).

On April 11, 2025 we announced that we had secured the rights to a new data center site in Saint-Jérôme, Québec, a suburb of Montreal (“MTL-3”), which will be a 7 MW (gross) Tier-3 data center. Subject to our receipt of all required permits, MTL-3 will support a previously announced 5 MW (IT load) colocation agreement with Cerebras Wafer Scale ULC Systems (“Cerebras”), a leader in generative AI infrastructure.

On May 20, 2025, we purchased a former industrial/manufacturing building together with the underlying land outside of Greensboro, North Carolina (the “Property”), which we intend to retrofit to create an HPC data center (“NC-1”). Pursuant to a Capacity Agreement between Enovum and Duke Energy, Duke Energy agreed to use commercially reasonable efforts to achieve 24 MW (gross) of service to the Property by September 1, 2025, 40 MW (gross) by April 1, 2026 and 99 MW (gross) within four years of May 16, 2025. Management believes based upon its review of the site and a Duke Energy preliminary transmission study, that the Property may receive and support up to 200 MW (gross) of total electrical supply over an extended period of time, subject to infrastructure upgrades, such as developing new substations and other conditions.

MTL-2, MTL-3 and NC-1 were identified and sourced through our confidential pipeline of development or acquisition opportunities under letters of intent or evaluation, which continues to grow and expand geographically throughout North America. The MTL-2 data center is expected to be completed and operational in the fourth quarter of 2025 with a one-month delay before it begins to generate revenue. MTL-3 is expected to be completed and operational in the fourth quarter of 2025 with a one-month delay before it begins to generate revenue. We estimate that the initial capacity of 24 MW (gross) for the NC-1 site will be completed and operational in the first quarter of 2026. Management expects the NC-1 site will start to generate revenue in May 2026. The MTL-2, MTL-3 and NC-1 facilities are in various stages of being retrofitted into data centers. The foregoing timelines and capacities are subject to change based on many factors required in order to commence operations, many of which are outside of our control. The construction phases associated with the completion of the applicable facility are done in parallel in a process defined as commissioning. This work consists of the buildout of interior systems and mechanical, electrical and regulatory construction. Once all building systems perform interactively according to “design intent,” the commissioning is complete and the facility can be turned on.

Based on their collective industry experience, our WhiteFiber data center team is adept at bringing new sites online on an accelerated timeline. We are aggressively pursuing our development pipeline and expect to add 12 MW (gross) of capacity, inclusive of the MTL-2 and MTL-3 sites, for total capacity of approximately 16 MW (gross), by the end of 2025. Management expects another 24 MW (gross) will be energized in the first quarter of 2026 and that an incremental 16 MW (gross) will be energized in the second quarter of 2026 for a total of 40 MW (gross) at the NC-1 site by the end of the second quarter of 2026. We intend to achieve an estimated 76 MW (gross) of total HPC data center capacity by the end of the fourth quarter of 2026, a target that is underpinned by assets including our MTL-2, MTL-3, and NC-1 facilities plus 20 MW (gross) of power that we expect to deliver from our confidential pipeline or through accelerating the number of energized MWs at NC-1 as compared to the timeline provided in the Capacity Agreement. As of June 30, 2025, our pipeline of potential data center projects represents approximately 1,300 MW (gross) under management review, including approximately 800 MW (gross) under non-binding and exclusive letters of intent, which may complement and accelerate future expansion. We follow a disciplined process prioritizing projects that are backed by customer lease commitments. In select cases, we may pursue early-stage acquisitions based on strong customer demand signals and defined commercialization pathways. Our ability to achieve our targeted MW capacity is conditioned upon our ability to obtain additional equity and/or debt financing, in addition to this offering.

In addition to providing highly desirable data center hosting capacity to our customers, our business model integrates WhiteFiber data center infrastructure and WhiteFiber cloud services to provide scalable, high-performance computing solutions for enterprises, research institutions, and AI and ML driven businesses. Our integrated approach aligns specialized data center operations with GPU-focused cloud services, addressing the unique requirements of AI and ML workloads. These workloads demand greater power density, advanced cooling solutions, and robust bandwidth to handle large-scale data transfers. By operating our data centers, we are able to provide the power to support our cloud services and we believe we can better meet the needs of AI and ML workloads and reduce the complexity associated with procuring power and connectivity from external vendors. We can also design our facilities to accommodate the higher heat loads generated by modern GPUs, potentially shortening deployment timelines for customers who require rapid expansion of their computing infrastructure. From a financial standpoint, our vertically integrated solution allows us to capture additional margin for both our data center and cloud services businesses, avoiding expenses that would otherwise be due to third-party providers.

Our WhiteFiber cloud services business provides cutting-edge, bespoke services involving a sophisticated array of computers and chips, including NVIDIA GPUs, servers, network equipment, and data storage solutions. We believe we provide our cloud services customers with the highest levels of performance and reliability while offering flexibility to scale with customer needs. We have developed a software layer to be integrated into our cloud services solutions that will assist our customers in the deployment of AI applications with superior performance. We currently offer our cloud services at a data center maintained by a third-party colocation provider in Iceland (the “Iceland Data Center”) and are negotiating with third-party providers to seamlessly integrate our cloud services at data centers across key regions in Europe, North America and Asia. In the fourth quarter of 2023, we secured our first cloud customer through a three-year service agreement to provide services using our advanced AI equipment. For the three months ended March 31, 2025 and 2024, our WhiteFiber cloud service business recognized revenue of $14.8 million and $8.1 million, respectively. Such revenue for the 12 months ended December 31, 2024 and 2023 was $45.7 million and $0, respectively. As of June 30, 2025, WhiteFiber had approximately 4,500 NVIDIA GPUs deployed, with approximately 4,000 GPUs under contract.

Reorganization and Relationship with Bit Digital

We are currently a wholly-owned subsidiary of Bit Digital. We intend to sell approximately 22.4% of our issued and outstanding Ordinary Shares to the public as part of this offering. We will enter into a Contribution Agreement with Bit Digital, pursuant to which Bit Digital will contribute its HPC business through the transfer of 100% of the capital shares of its cloud services subsidiary, WhiteFiber AI, Inc. and its wholly-owned subsidiaries WhiteFiber HPC, Inc., WhiteFiber Japan G.K. and WhiteFiber Iceland, ehf, to the Company, upon the effectiveness of the registration statement of which this prospectus is a part and prior to the consummation of this offering (the “Contribution”). In connection with the Contribution, we will issue 27,043,749 Ordinary Shares to Bit Digital, such that Bit Digital will own approximately 77.6% of our issued and outstanding Ordinary Shares upon the consummation of this offering (or approximately 75.1% if the underwriters in full exercise their option to purchase additional Ordinary Shares) (the “Bit Digital Issuance” and, collectively with the Contribution, the “Reorganization”).

Following this offering, certain of our directors, executive officers and other members of senior management will continue to serve as directors, officers and employees of Bit Digital. We have added additional executive officers and senior management to our senior executive team apart from those serving as officers and employees of Bit Digital. We have assembled a senior operating team with approximately 15 years of experience on average for each individual in the data center and cloud services industries. We intend to appoint additional independent directors upon the commencement of trading of our Ordinary Shares and will consider adding other professionals to our executive ranks in the future.

Reasons for the Reorganization and this Offering

In addition to providing highly desirable data center hosting capacity to our customers, our business model integrates WhiteFiber data center infrastructure and WhiteFiber cloud services to provide scalable, high-performance computing solutions for enterprises, research institutions, and AI and ML driven businesses. Our integrated approach aligns specialized data center operations with GPU-focused cloud services, addressing the unique requirements of AI and ML workloads. These workloads demand greater power density, advanced cooling solutions, and robust bandwidth to handle large-scale data transfers. By operating our data centers, we are able to provide the power to support our cloud services and we believe we can better meet the needs of AI and ML workloads and reduce the complexity associated with procuring power and connectivity from external vendors. We can also design our facilities to accommodate the higher heat loads generated by modern GPUs, potentially shortening deployment timelines for customers who require rapid expansion of their computing infrastructure. From a financial standpoint, our vertically integrated solution allows us to capture additional margin for our cloud services business, avoiding expenses that would otherwise be due to third-party providers.

Capital allocation optimization.    The Reorganization will allow for the breakout of our financial results, which will facilitate evaluation of our HPC Business. In turn, this will enable investors to separately value WhiteFiber and Bit Digital based on their distinct operating and investment identities. We believe that this may increase the availability and reduce the cost of capital for us.

Risk Reduction.    Separating our HPC Business from the digital assets business of Bit Digital is a crucial strategic move to insulate the HPC Business from the inherent risks associated with the volatile digital assets industry. The cryptocurrency industry’s inherent risks include sudden market downturns, regulatory changes, and fluctuating asset values, all of which can have a substantial impact on overall financial health.

Exigency.    The board of directors of Bit Digital deems the separation of the HPC Business from the digital assets business urgent in order to unlock what Bit Digital believes may be significant financial and operational value for shareholders. We believe that the HPC business is well-positioned for rapid growth and requires capital for expansion.

Alignment of incentives with performance objectives.    This offering will facilitate equity-based and other incentive compensation arrangements for employees more directly tied to the performance of each business, and enhance employee hiring and retention by, among other things, improving the alignment of management and employee incentives with performance and growth objectives.

HPC Business

WhiteFiber data centers

We design, develop, and operate data centers, through which we offer our hosting and colocation services. Our operational data centers meet the requirements of the Tier-3 standard, including N+1 redundancy architecture, concurrent maintainability, uninterruptible power supply, advanced and highly reliable cooling systems, strict monitoring and management systems, 99.982% uptime and no more than 1.6 hours of downtime annually, service organization control SOC 2 Type 2, differentiated software supporting AI workloads, high density and robust bandwidth, and infrastructure to support AI workloads.

We acquired Enovum on October 11, 2024. The transaction included the lease to MTL-1, a fully operational and fully leased to customers 4 MW (gross) Tier-3 datacenter headquartered in Montreal, Canada. As of May 30, 2025, MTL-1 hosts over 5,000 GPUs, including NVIDIA H200s and H100s, on behalf of 14 customers across a variety of end markets.

On December 27, 2024, we acquired the real estate and building for a build-to-suit 5 MW (gross) Tier-3 data center expansion project near Montreal, Canada, which we refer to as MTL-2. MTL-2, a 160,000 square foot site that was previously used as an encapsulation manufacturing facility, is located in Pointe-Claire, Quebec. We initially funded the purchase of CAD $33.5 million (approximately USD $23.3 million) with cash on hand. We expect to invest approximately USD $23.6 million to develop the site to Tier-3 standards with an initial load of 5 MW (gross). MTL-2 is expected to be completed and operational in the fourth quarter of 2025 with a one-month delay before it begins to generate revenue.

In June 2025, we entered into a CAD $60 million (approximately USD $43.8 million) credit facility with the Royal Bank of Canada (“RBC”), which includes a USD $18.5 million non-revolving loan facility to refinance equipment costs and building improvements, and a USD $19.6 million non-revolving real estate term loan facility to refinance our purchase of MTL-2. We plan to retrofit the facility with advanced cooling technology, including direct-to-chip liquid cooling, which enhances energy efficiency and supports AI and other high-performance workloads with 150kW maximum rack density. We are collaborating with third parties to implement a heat reject loop to further enhance the sustainability profile of MTL-2. The facility will be powered by 100% renewable hydroelectricity provided by Hydro-Quebec. We have applied for expansion of our power capacity from Hydro-Quebec; however, no assurance can be given that it will be obtained. We anticipate dedicating MTL-2’s capacity to house GPUs for our cloud services business. As of June 2025, we enjoy significant embedded demand from existing customers and are in receipt of requests in excess of our short term MW availability.

As an example of the increasing demand for high density, AI-optimized colocation, in January 2025 we entered into a five-year colocation agreement with Cerebras, a leading AI hardware innovator. Cerebras is a pioneering Wafer Scale technology, which enables ultra-fast AI interface or some of the largest and most complex AI workloads in the world. Cerebras is launching six new data center sites in North America and chose WhiteFiber to be its partner for its first Canadian data center. Under the agreement, we will provide Cerebras 5 MW (IT load) of built-to suit data center infrastructure for a period of five years. The contract is expected to be fulfilled at MTL-3. Cerebras was granted a right of first refusal to purchase additional power capacity that becomes available at the MTL-3 site pursuant to the terms and conditions of the agreement.

In April 2025, we entered into a lease for MTL-3. The MTL-3 facility spans approximately 202,000 square feet on 7.7 acres and is being developed as a 7 MW (gross) Tier-3 data center. It will support current contracted capacity with Cerebras (5 MW IT Load), with future expansion potential subject to utility approvals. The transaction was executed under a lease-to-own structure which includes an exclusive fixed-price purchase option of CAD $24.2 million (approximately USD $17.3 million) exercisable by December 2025. The lease term is 20 years, with two 5-year extensions at our option. Subject to our receipt of all required permits, the facility is being retrofitted to Tier-3 standards, with development costs expected to total approximately USD $41 million, and is expected to be completed and operational in the fourth quarter of 2025, with a one-month delay before we expect to begin to generate revenue. We believe that our agreement with Cerebras demonstrates our ability to deliver sophisticated, high-performance colocation solutions tailored for next-generation AI workloads. We intend to support Cerebras’s computing needs with our expertly designed data center infrastructure, delivering the reliability and scalability essential for AI innovation.

On May 20, 2025 (the “Closing Date”), we completed the purchase of NC-1, a former industrial/manufacturing building outside of Greensboro, North Carolina, as well as certain machinery and equipment located thereon, for a cash purchase price of $45 million. The purchase price will increase by (i) $8 million, if Duke Energy actually provides, or provides an Electric Services Agreement providing for, at least 99 MW (gross) within two years of the Closing Date or (ii) $5 million, if Duke Energy actually provides, or provides an Electric Services Agreement providing for, at least 99 MW (gross) more than two years but less than three years after the Closing Date. Additionally, the purchase price will increase by an additional $200,000 per MW over 99 MW (gross) up to a maximum of $5 million if at least 99 MW (gross) are actually delivered, or Duke Energy provides an Electric Services Agreement for the provision of at least 99 MW (gross), within four years of the Closing Date. Separately, we entered into the Capacity Agreement with Duke Energy pursuant to which Duke Energy agreed to use commercially reasonable efforts to achieve 24 MW (gross) of service to the Property by September 1, 2025, 40 MW (gross) by April 1, 2026 and 99 MW (gross) within four years of May 16, 2025. Management believes based upon its review of the site and a Duke Energy preliminary transmission study, that the Property may receive and support up to 200 MW (gross) of total electrical supply over an extended period of time, subject to infrastructure upgrades, such as developing new substations and other conditions.

Based on initial capital investment projections, the project has been confirmed as a qualifying data center in the State of North Carolina and, will therefore be eligible for certain sales and use tax exemptions. Throughout the site selection process the Company has been working closely with local and state officials, economic development agencies, and utility partners whose collaboration has been instrumental in advancing the project. Separately, the Company entered into a Letter Agreement for the Purchase of Electric Power with Duke Energy dated May 16, 2025 (the “Capacity Agreement”). Pursuant to the Capacity Agreement, Duke Energy agreed to use commercially reasonable efforts to achieve 24 MW (gross) of service to the Property by September 1, 2025, 40 MW (gross) by April 1, 2026 and 99 MW (gross) within four years of the effective date of the Capacity Agreement. Management believes based upon its review of the site and a Duke Energy preliminary transmission study, that the Property may receive and support up to 200 MW (gross) of total electrical supply over an extended period of time, subject to infrastructure upgrades, such as developing new substations and certain other conditions. The Company used cash on hand to close the purchase, and expects to engage in a commercial mortgage financing process for the site.

We use a well-defined set of criteria to select our data center sites. We typically target sites with proximity to metro areas and partial infrastructure in place, where we are retrofitting rather than developing greenfield projects. Metropolitan areas are positioned for low-latency to address long-term, specialized AI computer inference needs, and smaller sites reduce risks. A retrofit entails sourcing and acquiring an existing industrial building with underutilized, in-place power connectivity. The period of time from when a site is purchased until construction can begin varies from location to location depending upon, among other things, obtaining required permits and the availability of construction supplies and contractors. Average build time for retrofits is intended to be approximately six months from commencement of construction, which we believe is approximately one-third to one-half of the industry average development timeline for greenfield projects. This average building time is based upon senior management’s experience at Enovum prior to its acquisition by the Company, as well as their experience prior to Enovum. We also prioritize sites offering opportunities to increase site power over time, enabling our HPC data centers to grow with customer demand. In addition, we selectively target certain larger opportunities with 50 MW (gross) of power or more, subject to customer demand, to drive AI-driven compute super-clusters. Finally, we prioritize sites powered by sustainable, green energy sources and locked-in power when available. Additionally, to enhance sustainability of certain of our data center projects, we are undertaking heat repurposing projects in connection with sustainability and commercial and residential projects.

We have developed a software capability, called WhiteFiber Cloud AI, which is intended to link GPU clusters across multiple sites, leveraging existing dark fiber networks connecting smaller data centers within a radius of approximately 80 kilometers. One of the first customers to utilize this application is the platform Shadeform. Shadeform provides an AI compute marketplace where customers can request paid access to compute resources. By productizing cross-data center operation, we intend to create a single supercluster, enabling us to sidestep potential fragmentation problems and dynamically “borrow” compute or storage resources from any site. We believe that this approach will enable us to overcome scale limitations, optimize performance and provide built-in redundancy.

We believe that our HPC data center development and operating model provides highly attractive unit economics for our investors. We estimate that our capital expenditure requirement to develop a cutting edge, Tier-3 data center is between $7 and $9 million per gross MW, which excludes a targeted real estate acquisition cost of approximately $1 million per gross MW. Consistent with common industry practice, we anticipate that approximately 70% of this capital expenditure budget will be financed with facility-level debt, with the remaining capital expenditure requirement to be equity financed. Based on ongoing discussions with prospective customers, we anticipate that the average contract term for our AI and ML-focused enterprise and GPU compute customers will be 30 months to 7 years. If a data center project is able to achieve our estimates of approximately $1 million of real estate acquisition costs per gross MW, approximately $8 million of development cost per gross MW, approximately $1.6 million in revenue per gross MW, an EBITDA margin of approximately 75%, and a disposition cap rate of approximately 7.0% on a five-year holding period, we estimate such data center project will yield an unlevered pre-tax return of approximately 30%.

WhiteFiber Cloud Services

We provide specialized cloud services to support generative AI workstreams, especially training and inference, emphasizing cost-effective utility and tailor-made solutions for each client. We are an authorized NVIDIA Preferred Partner through the NPN, an authorized partner with Super Micro Computer Inc.®, an authorized Communications Service Provider (“CSP”) with Dell (through Dell’s exclusive distributor in Iceland, Advania), an official partnership with Hewlett Packard Enterprise, and a commercial relationship with Quanta Computer, Inc. (“QCT”). Based on management’s knowledge of the industry, we are proud to be among the first service providers to offer H200, B200, and GB200 servers. We provide a high-standard service level with an Uptime Percentage* ≥ 99.5%.

In March 2025, we entered a strategic partnership with Shadeform, Inc. the premier multi-cloud GPU marketplaces to bring on-demand NVIDIA B200 GPUs to customers beginning in April 2025. This partnership combines WhiteFiber’s next-generation AI/ML optimized GPU cloud services with Shadeform’s expansive, multi-cloud management capabilities, and GPU marketplace. This partnership arrangement is intended to provide organizations and developers in more than 100 regions worldwide with immediate access to cutting-edge high-performance AI infrastructure that was previously out of reach due to up-front costs and long-term commitments.

The economics of our cloud services business have historically driven attractive returns. If our cloud service business is able to achieve our estimates of costs of approximately $42,000 for a B200 GPU that generates approximately $20,000 of revenue in year one at an EBITDA margin between 75% and 80%, we believe that we can generate an unlevered pre-tax IRR of approximately 30%.

We are actively engaged in research and development efforts to enhance our cloud services capabilities for our customers. For example, we developed WhiteFiber Cloud AI, which is intended to link GPU clusters across multiple sites, leveraging existing dark fiber networks connecting smaller data centers within a radius of approximately 80 kilometers. This will provide significant flexibility as scaling is required to accelerate development of AI applications. In addition, we are working on advanced interconnect technologies like InfiniBand (“IB”) or RDMA over Converged Ethernet (“RoCE”). When combined with cross-data center links, these ensure that training jobs can be distributed without bottlenecks or high latency. We expect that such enhancements will be implemented across our customer base in the first quarter of 2026. By emphasizing scale, performance, and reliability, we believe that we will be positioned to maximize customer retention while pricing our services at a premium to those offered by our competitors.

We expect to leverage a global network of data centers for hosting capacity for our GPU business, in many instances, by negotiating with third-party providers to seamlessly integrate our cloud services at data centers across key regions in Europe, North America and Asia. Our initial data center partnership through which we lease capacity is at Blönduós Campus, Iceland, offering a world-class operations team with certified technicians and reliable engineers. The facility has 45kW rack density and 6 MW (gross) total capacity. We have executed contracts for 5 MW (IT load) at the data center. The center’s energy source is 100% renewable energy, mainly from Blanda Hydro PowerStation, the winner of an IHA Blue Planet Award in 2017. On October 23, 2023, Bit Digital announced that it had commenced AI operations by signing a binding term sheet with a customer (the “Initial Customer”) to support the customer’s GPU workloads. In January 2025, we executed a new agreement to supply the Initial Customer 464 B200 GPUs for an 18 month term beginning on June 30, 2025, worth approximately $15 million of targeted annualized revenue assuming the Initial Customer utilizes the GPUs at full capacity for the duration of the contract. The Initial Customer elected to defer the commencement date until August 20, 2025, which is the latest date under the agreement. As of June 30, 2025, we have eight contracted customers. Currently, MTL-1 hosts customer contracts with an average term of 2.5 years, MTL-2 hosts customer contracts with an average term of 5 years and MTL-3 hosts customer contracts with an average term of 5 years.

As of June 30, 2025, we had eight active cloud service customers. The majority of our customers are running single-digit servers, with annualized recurring revenue (ARR) of less than $1 million. Our growth strategy has been to onboard customers and scale development over time. Our cloud services run-rate is approximately $73 million as of June 30, 2025. Our ARR is expected to increase by approximately $15 million at the end of August 2025 when we expect to deploy 464 B200 GPUs to our Initial Customer.

The following summaries reflect selected GPU cloud service agreements that we consider to be material or representative. We have entered into additional agreements that are not individually material and are not included in the list below.

On October 23, 2023, Bit Digital announced that it had commenced AI operations by signing a binding term sheet with a customer (the “Initial Customer”) to support the customer’s GPU workloads. In January 2025, we executed a new agreement to supply the Initial Customer 464 B200 GPUs for an 18 month term beginning on June 30, 2025, worth approximately $15 million of targeted annualized revenue assuming the Initial Customer utilizes the GPUs at full capacity for the duration of the contract. The Initial Customer elected to defer the commencement date until August 20, 2025, which is the latest date under the agreement. As of June 30, 2025, we have eight contracted customers. The initial MSA, together with an Omnibus Amendment to and Novation of Master Services Agreement and Purchase Order dated as of December 12, 2023 (each as redacted under confidential treatment), have been filed as Exhibit 10.6 and 10.5, respectively, with the Registration Statement of which this prospectus forms a part.

On December 12, 2023, we finalized a Master Services and Lease Agreement (“MSA”), as amended, with our Initial Customer for the provision of cloud services from a total of 2,048 GPUs over a three-year period. To finance this operation, we entered into a sale-leaseback agreement with a third party, selling 96 AI servers (equivalent to 768 GPUs) and leasing them back for three years. The total contract value with the Initial Customer for the aggregated 2,048 GPUs was estimated to be worth more than $50 million of annualized revenue. On January 22, 2024, approximately 192 servers (equivalent to 1,536 GPUs) were deployed at a specialized data center and began generating revenue, and subsequently on February 2, 2024, approximately an additional 64 servers (equivalent to 512 GPUs) also started to generate revenue.

In the second quarter of 2024, we finalized an agreement to supply our Initial Customer with an additional 2,048 GPUs over a three-year period. To finance this operation, we entered into a sale-leaseback agreement with a third party, agreeing to sell 128 AI servers (equivalent to 1,024 GPUs) and leasing them back for three years. In late July 2024, at the customer’s request, we agreed with the customer to temporarily delay the purchase order so the customer could evaluate an upgrade to newer generation NVIDIA GPUs. Consequently, the Company and manufacturer postponed the purchase order. In early August 2024, the customer made a non-refundable prepayment of $30.0 million for the services to be rendered under this agreement.

In January 2025, the Company entered into a new agreement to supply its Initial Customer with an additional 464 GPUs for a period of eighteen months. This new agreement replaces the prior agreement whereby the Company was to provide the customer with an incremental 2,048 H100 GPUs. The contract represents approximately $15 million of annualized revenue and features a two-month prepayment from the customer. The customer his elected to defer the commencement date until August 2025, which is the latest available date under the agreement.

In August 2024, we executed a binding term sheet with Boosteroid Inc. (“Boosteroid”), a global cloud gaming provider, pursuant to which we finalized initial orders of 489 GPUs, projected to generate approximately $7.9 million in revenue in the aggregate through November 2029, assuming Boosteroid utilizes the GPUs at full capacity for the duration of the contract. The GPUs were delivered to respective data centers across the U.S. and Europe and began earning revenue in November 2024. On October 9, 2024, we executed a Master Services and Lease Agreement (the “MSA”) with Boosteroid, pursuant to which Boosteroid may, from time to time, lease certain equipment, including GPUs, from the Company upon delivery of a purchase order. The MSA provides the general terms and conditions for such equipment leases. Pursuant to the MSA, we are granted a right of first refusal with respect to the next 5,000 servers that Boosteroid leases during the term of the MSA. The MSA provides Boosteroid with the option to expand in increments of 100 servers up to 50,000 servers, representing a revenue opportunity of $700 million over the five-year term assuming Boosteroid utilizes the GPUs and services at full capacity for the duration of the contract. Expansion depends upon the internal development roadmap of Boosteroid. Boosteroid has full discretion to decide when and the quantity to pursue separate source orders (for GPU servers) under the MSA.

On November 6, 2024, we entered into a Master Services Agreement (“MSA”) with a minimum purchase commitment of 16 GPUs, along with an associated purchase order, from a new customer. The purchase order provides for services utilizing a total of 16 H200 GPUs over a minimum of a six month period, representing total revenue of approximately $320,000 for the term. The deployment commenced on November 7, 2024, using the Company’s existing inventory of H200 GPUs.

On November 14, 2024, we entered into a Terms of Supply and Service Level Agreement (together, the “Agreement”) and an Order Form with a new customer. The order form provides for services utilizing a total of 64 H200 GPUs on a month-to-month basis, which either party may terminate upon at least 14 days’ written notice prior to any renewal date. It represents annual revenue of approximately $1.2 million. The deployment commenced and revenue generation began on November 15, 2024, using the Company’s existing inventory of H200 GPUs.

On December 30, 2024, we entered into a Master Services Agreement (“MSA”) with a minimum purchase commitment of 32 GPUs, along with an associated purchase order, from a new customer, an AI Compute Fund managed by DNA Holdings Venture Inc. The purchase order provides for services utilizing a total of 576 H200 GPUs over a 25 month period automatically renewable for 12 month periods unless terminated by either party upon at least

90 days’ written notice prior to any renewal date. It represents an aggregate revenue opportunity of approximately $20.2 million. Concurrently, we placed a purchase order for 104 H200 servers for approximately $30 million. The deployment commenced in February 2025.

On January 6, 2025, we entered into a Master Services Agreement (“MSA”) with a minimum purchase commitment of 32 GPUs, along with an associated purchase order, from a new customer. The purchase order provides for services utilizing a total of 32 H200 GPUs over a minimum of six (6) month period, representing total revenue of approximately $300,000 for the term. The deployment commenced and revenue generation began on January 8, 2025, using the Company’s existing inventory of H200 GPUs.

In April 2025, we received our first shipment of NVIDIA GB200 Grace Blackwell Superchip powered NVIDIA GB200 NVL72 system chips, from Quanta Cloud Technology, a leading provider of data center solutions. We believe that support with proof of concept (POC) access from Quanta will enable us to meet and exceed expectations around delivery and timeline, performance and reliability. The NVIDIA GB200 Grace Blackwell Superchip connects two high-performance NVIDIA B200 Blackwell GPUs and the NVIDIA Grace CPU with the NVLink-C2C that delivers 900 gigabytes per second (GB/s) of bidirectional bandwidth. The GB200 is a revolutionary new superchip for generative AI, data processing, engineering design, high-performance computing, and simulation.

On May 7, 2025, we entered into a second MSA with the above described AI Computer Fund managed by DNA Holdings Ventures Inc. The purchase order provides for 616 H200 GPUs to be operational at the Icelandic Data Center. The service fee is $899,360 per month. The MSA is for a 24 month loan and is automatically renewable for 12 month periods unless terminated by either party on prior written notice at least 90 days before the end of the Term.

Industry Overview

We compete in the large and rapidly growing data center and cloud services markets. The data center market refers to the industry dedicated to designing, building, and managing data centers, essential for storing, processing, and managing vast amounts of digital information, including for AI and ML applications. These centers house servers, networking equipment, power and cooling and storage systems, ensuring seamless and secure data operation.

The cloud services market represents the transmission of computer services, including storage, analytics, databases, networking, and intelligence, via the internet (referred to as “the cloud”). Our cloud services business is a NeoCloud provider, with differentiated services supporting AI workloads and specializing in deploying optimized infrastructures that include not just GPU fleets but also network accelerators, high-speed storage, software solutions, advanced orchestration tools, high-performance interconnects, edge computing capabilities, innovative cooling solutions, security and compliance features, 24/7 managed services, and hybrid cloud integrations. This infrastructure is essential for managing the massive data and computing demands of AI and ML training and inference tasks.

It is standard for GPU hardware clusters, used in the rendering of cloud services, to be remotely housed in data centers, making these two segments highly related and synergistic. Specially designed data centers host the hardware needed to provide HPC cloud services, and these are commonly referred to as HPC data centers. According to experts at Schneider Electric, the industry is shifting away from traditional data centers that typically hosted 10kW racks to newer 100kW racks that support HPC needs. We only design and develop HPC data centers, giving us a competitive advantage over operators of traditional data center capacity.

Data Centers

According to McKinsey & Company, power demand for data centers in the U.S. — driven by the need for digital and AI capabilities — is expected to reach 298 gigawatts by 2030, up from 60 gigawatts in 2024. McKinsey estimates that data centers will amount to 11.7% of total U.S. power demand in 2030. Based on our knowledge of the industry, we believe we are leaders in the markets that are critical for these capabilities, and, as a result, we believe we are well positioned to benefit from the growth of this sector.

According to Prescient and Strategic Intelligence, Data-Center Market Size and Analysis, Trends, Drivers, Competitive Landscape and Forecast (2024-2030), the global data center market was valued at $342 billion in 2023 and is anticipated to reach $622.4 billion by 2030, expanding at a CAGR of 10.5% during 2024-2030. As of 2023, the data center services segment, which provides a range of offerings including consulting, maintenance, and management to optimize the performance and reliability of data center infrastructure, represented about 34.2% of the industry. The solutions segment, which refers to the technological offerings that fulfill key functions within data center infrastructure, comprised about 65.8% of the industry. The solutions segment represents both hardware and software elements, encompassing servers, storage systems, advanced power systems, infrastructure networking equipment, and management software.

The data center market is propelled by growing demands for cloud computing services, big data analytics, and digital transformation. According to McKinsey & Company, by 2030, 70% of data centers expected to be developed will be for advanced AI, and 92% of companies plan to increase AI investments across the board. Key contributors to this dynamic landscape are technology firms, real estate developers, and service providers. Together, they play a vital role in the ongoing evolution of data center infrastructure, adapting to meet the expanding requirements of the digital era and ensuring the seamless operation of critical digital services across various industries. The increasing global demand for cloud computing, where we compete as a cloud services provider, is a major driver of data centers, underlining the inherent synergies between our businesses.

WhiteFiber Cloud Services

The global could AI infrastructure market is forecasted to grow from $60.5 billion in 2024 to $363.4 billion in 2030, a compound annual growth rate of approximately 35%, according to research published by Mordor Intelligence. The major factors driving the cloud services market growth are increasing digital transformation across businesses, growing internet and mobile device adoption across the globe, and, most notably, increased usage of large data sets. Moreover, cloud services are favored by customers due to low capital investment, resource scalability, and a high degree of accessibility. The rise of the system of connected devices, edge computing, 5G, and real-time analytics driven by AI and ML is anticipated to increase the market value of cloud technology across different businesses.

Sustainability

Sustainability and energy efficiency are increasingly important considerations for the data center and cloud services markets due to high energy consumption and carbon emissions. The sustainability movement for data centers is driven by organizations’ environmental, social and governance commitments and the rise of laws and regulations supporting sustainability. For example, the Paris Accord, which was entered into force on November 4, 2016, is currently in effect across 174 countries apart from the United States and aims to curb long-term global warming. Our facilities in Quebec and Iceland benefit from clean, hydroelectric power generation, and we will seek to offer comprehensive HPC data center and cloud services solutions while prioritizing sustainability and energy efficiency.

Our Competitive Strengths

Robust customer acquisition capabilities within large and growing total addressable markets.    As described above, both the data centers and cloud services sectors are currently undergoing a well-documented surge in demand, driven in part by the proliferation of AI models, agents and applications, and constraints on available supply. This growth is demonstrated by our ability to pre-sign end users prior to committing capital for expansions, both for new data center sites and for GPU procurement. Our HPC data center business enjoys significant embedded demand from existing customers and, as of June 2025, is in receipt of requests in excess of our short-term MW availability. We expect that this demand will also enable us to extend the average duration of our customer contracts. Finally, across our business units, we have invested in building robust sales, marketing, and customer acquisition teams, and in developing our go-to-market strategy, including initiatives aimed at acquiring new customers through strategic partners, outbound outreach, industry events, and third-party referral agents.

Confidential pipeline of WhiteFiber data center opportunities with scalable, differentiated development capabilities.    Based on management’s prior experience, we believe our WhiteFiber data center team are experts at sourcing attractive new development opportunities. Our management has previously identified and executed on high-value data center sites, often in competitive or constrained power markets, such as Montreal, Quebec and Madison, North Carolina. Their internal capabilities span site selection, power procurement, permitting and scalable design. These are complimented by deep industry relationships that provide early access to off-market or strategic opportunities. Thanks to this capability as of June 30, 2025, our pipeline of potential data centers represents approximately 1,300 MW (gross) projects under management’s review, including approximately 800 MW (gross) under non-binding and exclusive letters of intent with potential customers.

Our opportunity pipeline contains multiple sites for retrofit or brownfields. However, certain opportunities could from time to time necessitate a greenfield project that entails a ground-up development. Our development team members are specialists at retrofits, having successfully delivered 75 MW (gross) of retrofit projects over their careers. They have identified and executed on high-value data center sites, often in competitive constrained power markets. Their internal capabilities span site selection, power procurement, permitting, and scalable design. These are complemented by deep industry relationships that provide early access to off-market or strategic opportunities. The Company’s current pipeline reflects this advantage, with multiple active and vetted development prospects. This approach provides a significant time-to-market advantage over traditional greenfield projects, since it eliminates much of the time and uncertainty associated with securing new power agreements and vertical construction permits. As a result, the average build time for retrofits, based on senior management’s experience at Enovum even prior to its acquisition by the Company, is approximately six months from commencement of construction. We believe, based on our knowledge of the industry, this is approximately one-third to one-half of the industry average development timeline for greenfield projects.

As a result of these and other strategies, we believe we achieve significant cost advantages. Management estimates that our average build-out cost per MW (gross) is approximately $7 to$9 million, as compared to an industry average of approximately $12 million per MW (gross).

Modern, strategically located data center portfolio.    Our MTL-1 site, as well as our sites under development, are intended to be modern, high quality facilities built on Tier-3 infrastructure, with industry leading certifications, including SOC 2 Type 2, reflecting the highest standard of security controls. Our MTL-2, MTL-3 and NC-1 projects are intended to feature direct-to-chip liquid cooling. We believe this will position us to capitalize on surging demand for AI and other HPC workloads. Our MTL-1, MTL-2, and MTL-3 sites are located in Montreal, a key market for data centers attributable to its cold climate, affordable green power, and robust fiber network infrastructure. These factors, collectively, contribute to customer demand for Montreal facilities. Our NC-1 site, is located in the key data center corridor running along the U.S. East coast, where eight hyperscaler data centers are located within a 100 mile radius of our facility.

Complementary strategic integration of data center infrastructure and cloud services businesses.    Our business model includes integration of HPC data center infrastructure and cloud services to provide scalable, high-performance computing solutions for enterprises, research institutions, and AI and ML driven businesses. Whether by optimizing cooling strategies for dense GPU clusters or ensuring multi-ISP connectivity for uninterrupted data flows, we believe our combined HPC data center and cloud services businesses set a higher benchmark for speed, reliability, and overall client satisfaction in the AI and HPC space. Through vertical integration, we are able to provide power to support our cloud service needs and also empowered to respond with agility to both emerging hardware trends and the real-time usage metrics gleaned from our cloud services. Instead of retrofitting third-party data center infrastructure or juggling multiple outside vendors, we can proactively tailor the entire data center stack to deliver high-performance, future-proof solutions for customers. By integrating cloud services with our data center infrastructure, we believe we are well-positioned to capitalize on the growing demand for AI and HPC workloads, capturing margin at both tiers of a vertically integrated value chain and reducing supplier dependency.

Differentiated management team with deep experience in data center and cloud infrastructure development.    Our management team comprises individuals drawing on diverse knowledge and skill sets acquired through extensive experience in data centers, real estate and REITs, and the technology sector. Our leadership also incorporates extensive strategic expertise in finance and capital markets. We augmented our management team with the acquisition of Enovum with 20 years plus of data center development experience and through other recent key hires, optimally positioning the team to continue driving our data center and cloud services growth.

Our Growth Strategies

Complete build-out and maximize revenue from current data center projects.    Leveraging our development capabilities, we intend to complete our MTL-2 facility in the fourth quarter of 2025, our MTL-3 facility in the fourth quarter of 2025, and the first 24 gross MW (gross) of NC-1 in the first quarter of 2026. While NC-1 is expected to be completed in the first quarter of 2026, management expects it will start generating revenue in May of 2026. These time periods are based upon the commissioning of the construction and buildout of the facilities. Further, there is potential to increase revenue from certain of our existing sites by securing additional allocations of utility power, subject to our receipt of funding and required permits through ongoing engagement with the utility and relevant authorities. We aim to demonstrate the economic value and readiness of our sites to support incremental load growth, while also monitoring infrastructure upgrades and interconnection queue developments that may enable expanded allocations over time. Finally, at certain new and existing sites, we intend to deploy natural gas fuel cell generation technology to increase available power and revenue potential. We expect to achieve this by partnering with third-party energy providers to deploy natural gas-powered fuel cell systems on or near our data center sites. These systems can be deployed modularly and connected behind the meter, allowing us to supplement utility power, support additional compute deployments, and increase site revenue without relying solely on the utility grid. We are currently evaluating proposals and permitting pathways to enable these installations where economically and operationally viable.

In our MTL-2 site, for example, we can potentially increase the existing utility power by over a multiple of four, allowing us to maximize revenue per square foot, if we are able to obtain expansion of our power capacity from Hydro-Quebec, of which there is no assurance.

Rapidly and strategically scale our proprietary data center expansion pipeline.    To complement our existing HPC data center portfolio, we intend to rapidly develop additional sites from our expansion pipeline. In doing so, we will target selected locations to secure a strategic presence across North America. We are committed to offering extensive geographical coverage to seamlessly support our clients’ operations while minimizing latency. By developing a robust HPC data center platform across North America, we expect to enhance redundancy, mitigate geo-location risks, and ensure our services are available where clients need them most. We expect our strategically placed WhiteFiber data centers in smaller urban areas, which we term edge data centers, will deliver carrier hotel-level connectivity, while our larger deployments will power AI-driven computing super-clusters, driving innovation and efficiency.

Focus on next-generation data center designs and infrastructure.    Our data center designs feature high density racks and direct-to-chip cooling architecture to enable our customers’ AI, ML and other HPC workloads. We will continuously analyze emerging trends in an effort to develop future-proof designs that accommodate increasing densities, while addressing our clients’ current needs with practical solutions. Leveraging the latest advances in direct-to-chip cooling, we expect to support both rapidly growing standard clusters and customized high-performance deployments, ensuring efficiency, scalability, and innovation to meet current and future demand.

Leverage our unique technology strategy and strategic relationships to grow revenue from existing and new customers.    Our technology team has developed in-house software to streamline the delivery of cloud services for a wider variety of customers, including those with the highest performance, reliability, and security requirements. This will allow us to differentiate our cloud services offering from those of other cloud providers that only offer basic services, such as limited storage, networking and computing performance tiers, and limited delivery options (e.g., bare-metal, virtualized, or containerized exclusively).

We also intend to leverage existing strategic relationships to secure new customers and increase revenue from existing customers. We are currently targeting small and medium-sized customers with high returns. Such relationships include OEM and ODM suppliers and data center planning partners. For example, we have a co-marketing agreement in place with NVIDIA as a function of being a NVIDIA Preferred Partner through the NPN and with Hewlett Packard Enterprise, as a function of being accepted into their partnership program. With Super Micro Computer, Inc., we have early access to next generation computing platforms for testing and evaluation. We are working with vendors, such as Canopy Wave, Semper Victus IT, and Trainy.AI, to rapidly plan and deploy innovative HPC cluster designs. Our partnerships enable lead and customer sharing to rapidly identify customers who will uniquely benefit from our offerings.

Prudently source and allocate growth capital.    We have limited leverage, as we have primarily financed our growth to date with equity. This has provided us with the opportunity to incur prudent leverage to fund our growth and enhance returns to our shareholders. This was confirmed with our entry into a CAD $60 million (approximately USD $43.8 million) credit facility in June 2025 with RBC. In our data center business, we believe we are in a position to utilize well-priced first mortgage and corporate facilities from both Canadian and U.S. commercial banks. Within our cloud service business, we anticipate utilizing equipment leasing facilities to limit our equity capital commitments. While we will benefit from access to public equity, we will also continue to explore private equity financings in the form of joint ventures with institutional partners. We believe that our access to these varied alternatives will provide us the ability to optimize our cost of capital. See “Management’s Discussion and Analysis of Financial Condition and Results of Operations — Liquidity and Capital Resources.”

Strategic Relationships

Financing

Based on management’s knowledge of the industry we believe that there is market demand from institutional private equity investors for exposure to the types of projects in our data center pipeline and our capability to develop them. We believe that we are well positioned to capitalize on this demand by forming one or more equity joint ventures. Doing so would provide us access to a differentiated and non-dilutive source of private equity capital to fund our projects, and deliver a durable stream of cash flows in the form of management fee income for our services.

In June 2025 we entered into a credit facility for up to a CAD $60 million (approximately USD $43.8 million, based on the CAD/U.S. $ rate of exchange of CAD 1.00/U.S. $0.7308, as reported by Bloomberg on June 18, 2025), debt financing with RBC primarily to support the refinancing of our MTL-2 data center. The funds are available for borrowing and will be utilized together with the proceeds of this offering to support the refinancing of our MTL-2 data center. See “Use of Proceeds” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations — Liquidity and Capital Resources”.

Technology

We have established formal relationships with leading technology providers, including NVIDIA, Super Micro, Dell, Hewlett Packard Enterprise, Super Micro and Quanta Computing. These partnerships enable us to access and deploy the most advanced computing hardware, ensuring that our clients benefit from cutting-edge technology and optimized performance. Our collaboration with these industry leaders allows us to stay at the forefront of high-performance computing and AI infrastructure.

In addition, we have a formal agreement with Shadeform to offer on-demand compute services powered by NVIDIA B200 GPUs. This partnership enhances our ability to provide scalable, high-performance AI and HPC solutions to enterprise customers, enabling them to access state-of-the-art computing resources without the need for upfront infrastructure investment.

Our data center business leverages a diverse mix of vendors across multiple geographies to source equipment cost-effectively while mitigating supply chain disruptions. By maintaining a broad supplier network, we reduce reliance on any single vendor and enhance our ability to procure best-in-class solutions at competitive prices. This approach strengthens our operational resilience and supports our ability to scale efficiently.

Competition

We face significant competition from various data center and cloud services providers. We compete with several prominent data center providers, including Digital Realty, Equinix, Inc., NTT, Cyrus One, Inc., STACK Infrastructure, Inc., Aligned Data Centers, LLC, Iron Mountain and various private operators in the U.S. Our primary competitors in the cloud service business are CoreWeave, Crusoe Energy, Nebius, and Lambda Labs.

Many of our competitors offer locations worldwide and have well-established international operations. Our competitors may also have significant advantages over us, including greater name recognition, longer operating histories, pre-existing relationships with global developers, utilities and local authorities, which may give them an advantage in securing real estate or power for new sites, particularly in constrained regions, the capacity to provide the same or additional products and services, more significant marketing budgets and other financial and operational resources, more robust internal controls and systems, and better established, more extensive scale and lower cost suppliers sand supplier relationships. In addition, as we develop proprietary technology and software solutions to support AI and HPC workloads, we face competitive risks from larger incumbents with greater R&D resources and established ecosystems. The competitors may bring similar offerings to market faster or with deeper integration into existing platforms, potentially limiting our market share or pricing power.

Materials and Suppliers

Maintaining key supplier relationships is crucial to our business operations, as we rely on these relationships, such as with Dell, NVIDIA, Hewlett Packard Enterprise, Super Micro and Quanta Computing, to secure GPUs, servers, essential computing hardware, infrastructure components, and other materials. The complexity of developing cloud service hardware at scale limits the number of suppliers capable of meeting our requirements. The development of new data center capacity is subject to supply chain constraints and long lead times for critical infrastructure components such as power distribution equipment, generators, and cooling systems. We work with experienced vendors and maintain forward-looking procurement plans to mitigate these risks, but delays could still impact project timelines. Consequently, we have established purchase orders with leading hardware manufacturers that include extended delivery schedules spanning several months before the hardware is delivered to our facilities. These fluctuations in delivery timelines necessitate careful planning and advanced purchasing strategies to ensure we can acquire hardware well before their anticipated deployment.

We proactively procure these materials from our suppliers in sufficient quantities to facilitate hardware deployment at scale and on accelerated timelines. To mitigate potential supply chain disruptions and ensure the smooth operation of our facilities, we have established long-term contracts and agreements with key suppliers. This includes multi-quarter purchase commitments for critical hardware such as GPUs, power distribution units, and networking equipment, as well as ongoing service agreements with construction, electrical, and facility operations vendors. These relationships help secure allocation priority, stabilize pricing, and reduce lead-time risk for both cloud infrastructure and data center development. These arrangements give us greater certainty regarding the availability and pricing of essential components and materials. Furthermore, we continuously monitor market trends and maintain open lines of communication with our suppliers to anticipate and address potential supply chain challenges.

By proactively managing our supplier relationships, securing necessary materials in advance, and closely monitoring market conditions, we aim to minimize the impact of supply chain fluctuations on our operations. This approach enables us to maintain a steady pace of hardware deployments and facility development, ultimately supporting our goal of expanding our HPC data center and cloud service capabilities and maximizing shareholder value. However, we rely on a limited number of vendors for certain products and services for our data center facilities, and some of our contracts provide a single source of materials. If any of our key suppliers cannot perform under their contracts or satisfy our orders, it could significantly delay our data center development and operations. While we may be able to engage replacement suppliers, this would likely lead to operational delays and increased costs.

Power Supply

In the province of Quebec where MTL-1, MTL-2, and MTL-3 are located, all of the hydroelectric power is provided by a crown corporation, Hydro Quebec, which has predetermined rates depending on the customers’ industry and based on the power demand. MTL-1 is presently under the M category of Hydro Quebec. The Company is being charged approximately CAD $116,250 per month, based on CAD $46.5 per kW usage of approximately 2,500 KW of demand power. The Company expects to get a 20% reduced billing rate of CAD $37.2 per kW with the planned additions of MTL-2 and MTL-3.

As set forth above, under “HPC Business-WhiteFiber Data Centers”, the Company has entered into a Capacity Agreement with Duke Energy for the Company to receive 24 MW of service to NC-1 by September 1, 2025, an additional 40 MW by April 1, 2026 and an additional 99 MW within four years of May 16, 2025. The actual rates will be determined when the facilities are turned on.

Customers

WhiteFiber data centers

Our HPC data center customer base consists of two primary types of customers:

•        Enterprise clients — current and prospective enterprise clients are active in multiple industries, including healthcare, finance, and various technologies that rely on computers or models. These customers benefit from our high-density solutions, reaching upwards of 50kW per cabinet, to accommodate their workloads and data generation.

•        GPU cloud — Our GPU cloud customers offer on demand access to their GPUs for tasks like AI, VFX rendering and scientific computing.

Currently, we provide HPC data center services at our leased MTL-1 facility, although our customers are based across Canada and Europe.

Cloud Services

Our cloud services customer base also is comprised of two primary types of customers:

•        Direct end users — these customers primarily leverage our computing power for model training and inference.

•        GPU marketplaces — these platforms resell our computing power to their own end users. Since we do not have direct visibility into their end-user base, there may be some overlap among end users across different marketplaces.

We currently provide cloud services at Blönduos Campus, Iceland, where we lease capacity to house our GPUs. We also intend to install our GPUs at our MTL-2 facility to expand our cloud services offering.

Global Logistics and Tariffs

Global supply logistics have caused delays across all distribution channels, impacting the HPC, AI and ML markets. Delivery schedules for specialized equipment, such as high-performance computing systems, AI hardware, and necessary infrastructure components, have been affected due to constraints on globalized supply chains. These constraints extend to procuring construction materials and specialized electricity distribution equipment required to develop HPC, AI and ML facilities. Efforts to mitigate delivery delays are ongoing to avoid materially impacting deployment schedules; however, there are no assurances that such mitigation efforts will continue to be successful. To help address global supply logistics and pricing concerns, we have implemented proactive measures such as procuring and holding required materials. We continuously monitor developments in the global supply chain which is necessary to assess their potential impact on our expansion plans within the HPC, AI and ML markets. This monitoring includes evaluating the impact of international trade policies and tariffs, which may affect the cost or availability of key components source from abroad and, in turn, impact our expansion timelines or capital expenditure.

Data center construction relies heavily on steel, copper, aluminum, electrical components and HVAC systems, some of which the Company is sourcing from Mexico and Canada. The tariffs the U.S. has imposed, or has considered imposing, on Canadian steel, aluminum and copper imports, are expected to increase the cost of WhiteFiber’s potential projects in the U.S. Similarly, reciprocal tariffs imposed by Canada on WhiteFiber’s projects in Canada on U.S. exports could see cost increases for imported power infrastructure, networking hardware, and construction equipment. See “Risk Factors-Changes in tariffs or import restrictions could have a material adverse effect on our business, financial condition and results of operations.”

Regulatory Landscape

The regulatory landscape surrounding WhiteFiber data centers and cloud services is evolving rapidly, and we anticipate increased scrutiny and potential regulation in the near- and long-term. These developments may have a material adverse effect on our business and financial condition.

We are subject to the laws and regulations of various jurisdictions and governmental agencies affecting our operations and the sale of our infrastructure and services in areas including, but not limited to: AI, AI, intellectual property; tax; import and export requirements; anti-corruption; economic and trade sanctions; national security and foreign investment; foreign exchange controls and cash repatriation restrictions; data privacy and security requirements; competition; advertising; employment; product regulations; environment, health and safety requirements; and consumer laws.

Although there is no assurance that existing or future governmental laws and regulations applicable to our operations and the sale of our infrastructure services will not have a material adverse effect on our capital expenditures operating results and competitive position, we do not currently anticipate material expenditures for complying with government regulations. Nevertheless, we believe that global trade regulations could potentially have a material impact on our business.

As a global company, the import and export of our infrastructure services and technology are subject to laws and regulations including international treaties, U.S. export controls and sanctions laws, customs regulations, and local trade rules around the world. For example, all acquisitions of control (whether direct or indirect) of Canadian businesses by non-Canadians may be subject to review on grounds that the investment could be injurious to national security. Following the filing of the required Investment Canada Act notification in respect of our acquisition of Enovum, we received written notification from the Minister of Innovation, Science and Industry of Canada (the “Minister”), that the acquisition may be subject to a national security review. Following review of information we provided, Bit Digital executed a “Commitment Letter” to the Minister which provides for the following: (i) Commitment to maintain one Canadian on the board of Enovum Inc.; (ii) Commitment to maintain or improve Enovum’s security controls for personnel, physical security and the internal network, and (iii) Commitment to send a list of Enovum’s current clients to Investment Canada on an annual basis.

The scope, nature, and severity of such controls varies widely across different countries and may change frequently over time. Such laws, rules, and regulations may delay the introduction of our infrastructure and services or impact our competitiveness through restricting our ability to do business in certain places or with certain entities and individuals. For example, the U.S. Department of Commerce continues to add firms to the Entity List. These export restrictions, which would require that we obtain licenses from the U.S. Department of Commerce to allow us to export infrastructure services to such listed firms, which could limit or prevent us from doing business with certain potential customers or potential suppliers. Additionally, although the U.S. Department of Commerce has withdrawn its AI diffusion rules, which would have imposed worldwide limits on AI chip exports used to create computer clusters, it plans to issue a replacement rule in the future and continues to strengthen other existing export controls on advanced AI chips. These restrictive governmental actions, and any similar measures that may be imposed on U.S. companies by other governments, could limit our ability to conduct business globally.

Additionally, there are growing concerns about the ethical implications and potential misuse of AI and machine learning. Governments and regulatory bodies are considering measures to ensure the responsible development and deployment of AI systems, including transparency, accountability, and fairness guidelines. We are closely monitoring these developments and will dedicate our best efforts to adhere to any upcoming regulations or industry best practices.

As a company operating at the intersection of data center, cloud and HPC hosting services, we are committed to maintaining a proactive and adaptive approach to regulatory compliance. We closely monitor legislative and regulatory developments and engage in dialogue with relevant stakeholders to ensure our business practices align with the evolving legal and regulatory framework. Despite the uncertainties posed by the changing regulatory landscape, we remain committed to delivering innovative and responsible solutions in the data center, cloud and HPC hosting markets while prioritizing compliance and risk management. However, if we fail to comply with applicable laws and regulations, we may be subject to significant liabilities, including fines and penalties, and our business, financial condition, or results of operations could be adversely affected.

Investment Canada Act

All acquisitions of control (whether direct or indirect) of Canadian businesses by non-Canadians may be subject to review on grounds that the investment could be injurious to national security. Following the filing of the required Investment Canada Act notification in respect of our acquisition of Enovum (the “Transaction”), we received written notification from the Minister of Innovation, Science and Industry of Canada (the “Minister”), that the Transaction may be subject to a national security review. Following review of information we provided, Bit Digital executed a “Commitment Letter” to the Minister which provides for the following: (i) Commitment to maintain one Canadian on the board of Enovum Inc.; (ii) Commitment to maintain or improve Enovum’s security controls for personnel, physical security and the internal network, and (iii) Commitment to send a list of Enovum’s current clients to Investment Canada on an annual basis. The Company is complying with the terms of the Commitment Letter.

Legal Proceedings

From time to time, we may become involved in various disputes and litigation matters that arise in the ordinary course of business. We are not presently a party to any litigation the outcome of which, we believe, if determined adversely to us, would individually or taken together have a material adverse effect on our business, results of operations, cash flows or financial condition. We may in the future receive claims from third parties asserting, among other things, infringement of their intellectual property rights. Defending such proceedings is costly and can impose a significant burden on management and employees, we may receive unfavorable preliminary or interim rulings in the course of litigation, and there can be no assurances that favorable final outcomes will be obtained.

Employees

As of June 30, 2025, we and our subsidiaries employed 39 full-time employees and consultants. At the corporate level, we employed 12 individuals, in addition to our CEO, Sam Tabar; our CFO, Erke Huang; and our Senior Vice President of Capital Markets and Corporate Strategy, Cameron Schnier. These include a Chief Technology Officer; a Managing Director of Strategies; Heads of Revenue and GTM Strategy; Head of Marketing; a Senior Account Executive; a Senior Program Manager; a Senior Data Center Manager; and five Engineers. Our cloud services business employed a CEO and utilizes the services of Bit Digital’s employees, including a Director of Business Development, a Senior Managing Engineer, and two Analysts. Our HPC data center business employed 14 individuals, including its CEO, Billy Krassakopoulos; CFO, Roberto D’Errico; CSO, Simon Hamelin-Choquette; CTO, David Bayle; a Business Development Specialist; two System Operators; two Construction Managers; and five Technicians. We also engage consultants and contractors in the buildout of our data centers as needed to supplement our permanent workforce.

In connection with the completion of this offering, we will implement a long-term performance incentive program, granting eligible employees service-based restricted stock awards and performance-based restricted stock awards that vest upon achieving specific performance milestones. This performance program is a key employee incentive, aligning their long-term interests with the Company’s objectives, See Executive and Director Compensation — Share Options/Restricted Share Units.

Properties

WhiteFiber’s headquarters offices are located at 31 Hudson Yards, 11th Floor, Suite 30, New York, NY 10001. The WhiteFiber’s lease is for a term ending July 31, 2027 with a monthly rental of $7,226.

WhiteFiber provides cloud services at the data center located at Falkagerdi 1, 1540 BlöndUos Campus, Iceland. We have one office in Reykjavik, Iceland, located at Skógarhlíð 12, 105 Reykjavík, Iceland. The lease is for a term ending December 31, 2025, with a monthly rental of approximately $620.

We maintain a 64,642 square foot data center (MTL-1) located at 3195 Chem de Bedford Road, Montreal, Quebec, H3S, IGS. The lease was first entered into on March 19, 2020, and last amended on March 25, 2022. The lease is for a term of 15 years and nine months ending on May 31, 2036, unless terminated earlier. The lease has been two five-year renewal options, from June 1, 2036 to May 31, 2041 and from June 1, 2041 until May 31, 2046. The base rent started at $13,467, is currently $32,321 until May 31, 2025, and increases to $42,394 by the end of the lease. Additional rent is Enovum’s proportionate share of operating costs and of real estate taxes, as well as an administrative fee equal to 15% of Enovum’s proportionate share of operating costs. The lease is secured by a letter of credit in the amount of CAD $600,000.

On December 27, 2024, we acquired a 160,000 square foot facility (MTL-2) at 7300 Trans-Canada Highway, City of Point-Claire, Quebec, Canada H9R 1C7. The property was purchased for approximately CAD $33.5 million (approximately USD $23.3) million and was purchased with cash on hand.

On April 10, 2025, we entered into a lease for a new data center site (MTL-3) at 500 Bd Monseigneur — Dubois, Saint-Jerome, Quebec, QC J7Y 3L8 a suburb of Montreal. The facility spans approximately 202,000 square feet on 7.7 acres and is being developed to support current contracted capacity, with future expansion potential subject to utility approvals. The transaction was executed under a lease-to-own structure, which includes a fixed-price purchase option of CAD $24,240,000 (approximately USD $17,300,000) exercisable by December 2025. The lease term is 20 years, with two 5-year extension options. The facility is being retrofitted to Tier-3 standards, with development costs expected to total approximately USD $41 million, and is expected to be completed and operational in the fourth quarter of 2025, with a one-month delay before we expect to begin to generate revenue.

On May 20, 2025, we purchased a former industrial/manufacturing building together with the underlying land outside of Greensboro, North Carolina (the “Property”), which we intend to retrofit to create an HPC data center (NC-1). The Property has approximately 1,000,000 leasable square feet and is located at 805 Island Drive, Madison, North Carolina. The Property, as well as certain machinery and equipment located thereon, was purchased for a cash purchase price of $53.2 million.

We believe that we will be able to obtain adequate facilities principally through leasing, to accommodate any future expansion.

MANAGEMENT

Executive Officers and Directors Following this Offering

The following table sets forth the individuals who will serve as WhiteFiber’s executive officers and directors upon the effectiveness of the registration statement of which this prospectus forms a part, and their respective ages as of June 30, 2025. Some of those persons will continue to be engaged by Bit Digital after the Reorganization. See “Bit Digital will have significant voting power to control significant corporate actions. Bit Digital’s interests may conflict with our interests or the interests of our other shareholders.”

Name	Age	Position
Sam Tabar	52	Chief Executive Officer
Erke Huang	36	Chief Financial Officer and Director
Thomas Sanfilippo	61	Chief Technology Officer
Billy Krassakopoulos	44	President of WhiteFiber and Chief Executive Officer of Enovum
Ichi Shih	54	Independent Director
Jiashu (Bill) Xiong	33	Independent Director
David Andre	53	Nominee for Independent Director
Pruitt Hall	65	Nominee for Independent Director

Set forth below is biographical information as well as background information relating to each executive officer and director’s business experience and qualifications. Messers. David Andre and Pruitt Hall have been appointed as independent directors of the Company upon the commencement of trading of our Ordinary Shares on the Nasdaq Capital Market.

Sam Tabar

Mr. Sam Tabar has served as WhiteFiber’s Chief Executive Officer since February 2025. Mr. Tabar served as Chief Strategy Officer of Bit Digital from March 31, 2021 to March 31, 2023, when he was appointed Chief Executive Officer of Bit Digital which position he will retain after this offering. Mr. Tabar was an independent contractor for Centerboard Securities LLC, as a FINRA registered representative, from June 2020 until his resignation on March 31, 2023. Prior thereto, Mr. Tabar served as the Co-Founder and Chief Strategy Officer of Fluidity from April 2017 to June 2020. Prior to this, he served as a Partner to FullCycle Fund from December 2015 to April 2017. Prior to this, he served as Director and Head of Capital Strategy (Asia Pacific Region) for Bank of America Merrill Lynch from February 2011 to January 2013. Prior to this, he was Co-Head of Marketing at Sparx Group from March 2003 to 2011. Prior to this, he was an associate at Skadden, Arps, Meagher, Flom LLP & Affiliates from May 2001 to March 2004. Mr. Tabar received his Bachelor of Arts from Oxford University in 2000 and received his Master of Law (LL.M.) from Columbia University School of Law in 2001. He was associate editor of the Columbia Law Business Law Journal in 2000, and is a current member of the New York State Bar Association.

Erke Huang

Mr. Erke Huang has served as Chief Financial Officer since February 2025 and a director of WhiteFiber since October 10, 2024. Mr. Huang has served as Chief Financial Officer and a director of Bit Digital from October 18, 2019, which positions he will retain after this offering. He served as Interim Chief Executive Officer from February 2, 2021 until March 31, 2021. Prior thereto, Mr. Huang served as the Co-Founder and Advisor of Long Soar Technology Limited from August 2019 to October 2020 and as the Founder/CEO of Bitotem Investment Management Limited from May 2018. From June 2016 to May 2018, Mr. Huang served as the Investment Manager of Guojin Capital. From August 2015 to May 2016, Mr. Huang served as an Analyst for Zhengshi Capital. Mr. Huang served as a Program Officer of Southwest Jiaotong University from February 2015 to August 2015. From March 2013 to November 2014, Mr. Huang served as Tower Structure Analyst of Crowncastle International. Mr. Huang received his bachelor’s degree in Environmental Engineering from Southwest Jiaotong University in 2011, and received his master’s degree in Civil & Environmental Engineering from Carnegie Mellon University in 2012. Mr. Huang is qualified to serve as a member of our board of directors due to his experience in establishing the Company’s cloud services and AI technology, as well as his overall extensive understanding of our business, operations, finances and growth strategy.

Thomas Sanfilippo

Mr. Sanfilippo has served as the Chief Technology Officer of WhiteFiber since February 2025. He commenced employment as Chief Technology Officer of WhiteFiber AI in September 2024 and will continue in that position after the completion of this offering. Prior thereto, from July 2023 until September 2024, he was Senior Director of Paperspace’s existing network, data center and infrastructure teams within Digital Ocean. From December 2015 until Paperspace was acquired by Digital Ocean in July 2023 he was leader of Paperspaces’s core GPU Computer Cloud and Gradient AI/ML Platform technical organizations. Prior thereto, from January 2015 until September 2016, he was a senior Architect for Kaseya. From 2014 until 2017, he was Chairman of the Board of Directors of Artisan Asylum. There he worked on long-term growth and health of a non-profit community workspace and education center. From June 2012 to April 2014 he was Principal Software Development Engineer and from 2006 to 2012 he was Principal Group Development Manager at Microsoft. He began his career in 1986 with a degree in majors in physics, mathematics and philosophy from The Ohio State University.

Billy Krassakopoulos

Mr. Krassakopoulos has served as President of WhiteFiber since February 2025. He has served as Chief Executive Officer of Enovum since its formation on July 13, 2023. He will continue to serve in that position with WhiteFiber. Billy has more than 20 years experience in the data center and managed hosting industry. He founded Netintelligent Hosting Services in 2002, and the company was sold to Estruxture Data Centers in 2016. Subsequent to the acquisition of Netintelligent Hosting Services, he was a Vice President at Estruxture Data Centers. His experience and dedication to advancing the tech landscape drive his ongoing commitment to excellent services and growth in the datacenter sector.

Ichi Shih

Ms. Ichi Shih has served as an independent director of WhiteFiber since October 10, 2024. Ms. Shih was elected to serve as an independent director of Bit Digital at the September 4, 2020 Annual General Meeting, and has experience in financial management, M&A transactions, and capital market transaction across several global regions. This extensive experience, as well as her involvement in the Company’s business and finances since our inception, qualifies her to serve on our board of directors. From 1998 to 1999, she worked as a Financial Analyst of Goldman Sachs & Co. in New York. From 2007 to 2009, she worked as Vice President of Brean Murray & Carret in New York. From 2009 to 2011, she worked as CFO of China Valves Technologies, Inc. in both Hong Kong and the U.S. From 2012 to 2014, she worked as Senior Vice President of Glory Sky Capital in Hong Kong. In 2015, she worked as Listing Advisor of Nasdaq Dubai in Dubai and Shanghai. From 2016 to 2017, she worked as CFO of Cubetech Global Assets in Beijing. From 2017 to 2018, she worked as CFO of ProMed Pharma in Beijing. Since 2018, she has worked as a Partner of Cathay Securities, Inc. in Beijing and New York. Ms. Shih received her Bachelor’s degree in Accounting and International Business from Stern School of Business at New York University in 1995 and Master’s degree in International Finance and Business from School of International and Public Affairs at Columbia University in 2002. Ms. Shih holds a CPA Certificate from American Institute of Certified Public Accountants.

Jiashu (Bill) Xiong

Jiashu (Bill) Xiong has served as an independent director of WhiteFiber since October 10, 2024. Mr. Xiong is currently IT Director of Bit Digital Canada, Inc. which subsidiary will remain with Bit Digital following this offering. On October 13, 2023, Bit Digital elected Mr. Xiong to its Board of Directors, and he will retain this position after this offering. He previously served as the IT/DevOps Tech Lead for the Agricultural Bank of China’s Canada branch from February 2018 to March 2023. Xiong received a bachelor’s degree in Computer Science and Software Engineering from the University of Victoria. Mr. Xiong is qualified to serve as a member of our board of directors due to his educational background and experience in our business since its formation.

David Andre

David Andre has been appointed to serve as a director of WhiteFiber upon the commencement of trading of our Ordinary Shares on the Nasdaq Capital Market. Mr. Andre has been since February 12, 2020 Chief Science Officer at X, The Moonshot Factory (formerly Google X). He co-founded several companies, including Cerebellum Capital, which was an asset management company powered by an auto-ML system that discovered trading strategies.

Mr. Andre also invested in and advised a number of startups in the data science, blockchain, and wearables space. He previously worked at BodyMedia, where he led the ML team and several advanced development projects. Over the years Mr. Andre has helped start a number of other businesses. Mr. Andre has received his BS Symbolic Systems, BA Psychology from Stanford University in 1994 and completed his official education at UC Berkeley (2003: PhD EECS with a focus on Artificial Intelligence). Mr. Andre is qualified to serve as a member of our board of directors due to his experience as a co-founder of several companies and taking them to the next level, as well as extensive experience in AI throughout his career.

Pruitt Hall

Pruitt Hall has been appointed to serve as director of WhiteFiber upon the commencement of trading of our Ordinary Shares on the Nasdaq Capital Market. Mr. Hall has served as Director, Mission Critical Services, Kirkland, Inc. in High Point, North Carolina since September 2008. There, he serves as a full-time career adjunct as AI infrastructure designer/builder/commissioning agent for data center clients. He is presently working with clients assisting in all phases of technology implementation from an infrastructure standpoint. From 1997 to 2008 he was Director of Technology Services, SSASE/Falk Integrated Technologies, Greensboro, North Carolina. Mr. Hall was made a Data Center Energy Practitioner, by the US Department of Energy in November 2017. Mr. Hall is qualified to serve as a member of our board of directors due to his extensive experience in infrastructure and data center services.

Senior Management

The following table sets forth the individuals who are expected to serve as WhiteFiber’s senior management following the completion of this offering, and their respective ages as of June 30, 2025. Some of those persons will continue to be engaged by Bit Digital after the Reorganization. See “Bit Digital will have significant voting power to control significant corporate actions. Bit Digital’s interests may conflict with our interests or the interests of our other shareholders.”

Name	Age	Position
Justin Zhu	44	Senior Vice President of Finance and Chief Accounting Officer
Benjamin Lamson	40	Head of Revenue
Luna (Jingwei) Tan, CFA	33	Head of Operations
Cameron Schnier	36	Senior Vice President of Capital Markets and Corporate Strategy
Michael Francisco	49	Head of Marketing
Simon Hamelin-Choquette, CPA	35	Head of Data Centers Strategy

Set forth below is biographical information, as well as background information relating to each member of senior management’s business experience and qualifications.

Justin Zhu

Justin Zhu is serving as Senior Vice President of Finance and Chief Accounting Officer of the Company upon completion of the Reorganization. Mr. Zhu has served as Senior Vice President of Finance with Bit Digital since July 2021 and, effective as of July 2025, he was also appointed as Chief Accounting Officer (“CAO”) of Bit Digital. Mr. Zhu will continue to serve as Senior Vice President of Finance and CAO of Bit Digital upon completion of the Reorganization. Prior to Bit Digital, from 2015 until July 2021, Mr. Zhu was a Senior Manager at Ernst & Young US LLP, where he advised Fortune 500 clients on accounting, reporting and transaction-related regulatory requirements. He started his career at PricewaterhouseCoopers, LLP, focusing on public company audits. Mr. Zhu holds a Bachelor of Business Administration (Honors) in Accounting and a Master of Science in Taxation from Baruch College. He is a Certified Public Accountant (CPA).

Benjamin Lamson

Benjamin Lamson is serving as Head of Revenue of the Company. He commenced employment with Bit Digital on August 1, 2024. Prior thereto, from July 2023, he served as Head of Paperspace Revenue at Digital Ocean. He joined Paperspace in June 2021 as Head of Sales and Customer Success and last held the position of Chief Revenue Officer when he designed and deployed a hybrid product-led-growth and product-led sales motion. From June 2019 until May 2021 Mr. Lamson was Vice President of Sales at Allegiance Group where he built out a scalable, repeatable and predictable lead generation engine, designed a standardized sales playbook that is widely used across both the Sales and Customer Success Divisions, and played a key role in the integration of acquired companies. Prior thereto, he was Co-Founder and Vice President of Sales at WeDidit, which was acquired by Allegiance Fundraising Group in July 2023. Ben formed WeDidit, an online giving platform for non-profits. Ben has a B.A. in Communications from American University, Washington D.C. in 2008.

Luna Jingwei Tan, CFA

Ms. Tan has been employed by Bit Digital since November 2022. She has served as Head of Operations of WhiteFiber since February 2025, and will continue in this role following the Reorganization. She leads the company’s cloud business initiatives, overseeing cloud operations and data center infrastructure. From December 2017 to December 2022, she was Associate Director of Rating Advisory at Standard Chartered Bank (Hong Kong), advising on credit and ratings strategy for high-yield real estate sector. Ms. Tan is a CFA charterholder and holds an MSc in management from Lancaster University UK.

Cameron Schnier

Mr. Schnier is serving as Senior Vice President of Capital Markets and Corporate Strategy for the Company. He has served as Head of Investor Relations for Bit Digital since February 2022. In addition to leading the Company’s investor relations program, he is also expected to play an integral role in our strategic and business development initiatives. Prior to joining Bit Digital, he was a Vice President at Wolfe Research where he covered energy and industrial technology stocks (2018-2021). He was a research associate at Evercore (2014 – 2018). He began his career at MUFG Group where he served in various market risk and credit strategy roles (2012 – 2014). Mr. Schnier received a B.S. in Business Administration from Washington & Lee University. He is a CFA charterholder.

Michael Francisco

Mr. Francisco commenced employment as Head of Marketing of WhiteFiber in February 2025. From June 2023 until joining the Company, Michael was Vice President of Marketing at Liquibase. From June 2022 until October 2022, he was Vice President of Marketing of Common Room. From June 2021 until May 2022, Michael was Vice President, Growth and Ecosystem of Sumo Logic. From July 2018 until May 2021, Michael was Head of Product Marketing of GitHub. From February 2016 until June 2018, Michael was Head of Alexa Skills Kit Partners and from March 2013 to February 2016, he was Manager, Developer and App Partner of Marketing at Amazon, Seattle, Washington. Prior thereto, he was Group Manager, U.S Windows 8 Marketing at Microsoft Corporation, Redmond, Washington. Mr. Francisco received a B.S. in Psychology with a minor in Spanish from Willamette University.

Simon Hamelin-Choquette, CPA

Mr. Hamelin-Choquette has served as Head of Data Center Strategy of WhiteFiber since February 2025. He has served as Chief Strategy and Commercial Officer of Enovum since its formation on July 13, 2023. Prior thereto, he held that position with Enovum’s predecessor company Nworks Management Corp. from February 2022. From June 2017 until March 2022, Simon was held several roles, including Director, Corporate Finance at BMO Financial Group. Mr. Hamelin-Choquette has a Bachelor in Business Administration in accounting and finance and a Graduate Diploma in Public Accounting, Accounting and Finance from HEC Montreal; and a Master of Business Administration in Accounting from UQAM School of Management. He is a Chartered Professional Accountant (CPA).

Terms of Directors and Officers

Our officers are elected by and serve at the discretion of the Board. Our directors are not subject to a set term of office and hold office until the next general meeting (unless re-appointed by ordinary resolution at such annual general meeting) or such time as they resign, are removed from office by ordinary resolution or otherwise ceases to be eligible to be a director of the Company pursuant to our A&R M&A. A director will be removed from office automatically if, among other things, the director becomes bankrupt or makes any arrangement or composition with his creditors generally or is found to be or becomes of unsound mind.

Director and Officer Indemnification Agreements

We intend to enter into separate indemnification agreements with our directors and executive officers that may be broader than the specific indemnification provisions contained in our A&R M&A. These agreements, among other things, require us to indemnify our directors and executive officers for certain expenses, including attorneys’ fees, judgments, liabilities, fines, penalties and amounts paid in settlement incurred by a director or executive officer in any action, suit, or proceeding arising out of their services as one of our directors or executive officers.

Controlled Company; Foreign Private Issuer

Bit Digital, our parent, will own approximately 77.6% of the voting power of our Ordinary Shares following this offering (or approximately 75.1% if the underwriters in full exercise their option to purchase additional Ordinary Shares) and we will be a “controlled company” as defined under the Nasdaq Listing Rules. For so long as we are a “controlled company”, we are permitted to elect to rely, and may rely, on certain exemptions from corporate governance rules, including:

•        an exemption from the rule that a majority of our board of directors must be independent directors;

•        an exemption from the rule that requires a compensation committee comprised entirely of independent directors with a written charter addressing the committee’s purpose and responsibilities; and

•        an exemption from the rule that our director nominees must be selected or recommended solely by independent directors or by a nominations committee that consists entirely of independent directors with a written charter or board resolution addressing the nominations process.

Although we do not intend to rely on the “controlled company” exemptions under the Nasdaq Listing Rules, we could elect to rely on one or more of these exemptions in the future. If we elect to rely on any such exemptions, you will not have the same protections afforded to shareholders of companies that are subject to these corporate governance requirements. Our status as a “controlled company” could cause our Ordinary Shares to look less attractive to certain investors or otherwise harm the trading price of the Ordinary Shares. Please see “Risk Factors — Risks Related to WhiteFiber Ordinary Shares — We will be a “controlled company” as defined under the Nasdaq Listing Rules. Although we do not intend to rely on the ‘controlled company’ exemptions under the Nasdaq Listing Rules, we could elect to rely on one or more of these exemptions in the future and you will not have the same protection afforded to shareholders of companies that are subject to these corporate governance requirements.”

In addition, as a foreign private issuer, we will also be entitled to follow home country practices in lieu of certain corporate governance requirements of Nasdaq, including the Nasdaq requirement to have a board comprised of a majority of independent directors, independent director oversight of executive compensation and nomination of directors, and other matters. Although we do not intend to rely on such exemptions, if we do in the future, you may not have the same protections afforded to shareholders of companies that are not foreign private issuers.

THE BOARD AND BOARD COMMITTEES

Composition of Board; Risk Oversight

Upon completion of this offering, the WhiteFiber Board of Directors will initially consist of five directors. There are no family relationships between any of our executive officers and directors. Our Board will hold meetings on at least a quarterly basis. There are no arrangements or understandings pursuant to which our directors are selected or nominated.

There is no formal requirement under the A&R M&A mandating that we hold an annual general meeting however we intend to hold annual general meetings.

The Board will also dedicate time to review and consider the relevant risks that need to be addressed at the time of any Board meeting. In addition to the full Board, the Audit Committee will play an important role in the oversight of our risk management processes, as well as assessing our major financial risk exposures. The Compensation Committee will be charged with reviewing our compensation policies and practices and confirming that they do not encourage risk taking in a manner that would have a material adverse impact on us. The Nominating and Corporate Governance Committee will be responsible for overseeing risks related to our governance processes. Each of the Board’s committees will report its findings to the full Board for consideration.

Director Independence

A majority of the WhiteFiber board of directors will be composed of directors who are “independent” as defined by the rules of Nasdaq and the Corporate Governance Guidelines, as described more fully below, to be adopted by the WhiteFiber board of directors. in connection with this offering. An “independent director” is defined generally under the Nasdaq Rules as a person other than an officer or employee of the Company or its subsidiaries or any other individual having a relationship which in the opinion of the Company’s board of directors, would interfere with the director’s exercise of independent judgment in carrying out the responsibilities of a director.

WhiteFiber will seek to have all of its non-management directors qualify as “independent” under these standards. In making this determination, the WhiteFiber board of directors will consider all relevant facts and circumstances. The Corporate Governance Guidelines will include a list of all categories of material relationships affecting the determination of a director’s independence. Any relationship that falls below a threshold set forth in the Corporate Governance Guidelines, or is not otherwise listed in the Corporate Governance Guidelines, and is not required to be disclosed under Item 404(a) of SEC Regulation S-K, will be deemed to be an immaterial relationship.

The WhiteFiber board of directors will assess on a regular basis, and at least annually, the independence of directors and, based on the recommendation of the Nominating and Corporate Governance Committee, will make a determination as to which members are independent. The WhiteFiber board of directors has determined that each of Ichi Shih, Jiashu (Bill) Xiong, David Andre and Pruitt Hall satisty the director independence criteria of the Nasdaq Listing Rules.

Duties of Directors

As a matter of Cayman Islands law, a director owes three types of duties to the company: (i) statutory duties, (ii) fiduciary duties, and (iii) common law duties. The Companies Act imposes a number of statutory duties on a director. A Cayman Islands director’s fiduciary duties are not codified, however the courts of the Cayman Islands have held that a director owes the following fiduciary duties (a) a duty to act in what the director bona fide considers to be in the best interests of the company as a whole, (b) a duty to exercise their powers for the purposes they were conferred and not for a collateral purpose, (c) a duty to avoid fettering his or her discretion in the future and (d) a duty to avoid conflicts of interest and of duty. The common law duties owed by a director are those to act with skill, care and diligence that may reasonably be expected of a person carrying out the same functions as are carried out by that director in relation to the company and, also, to act with the skill, care and diligence in keeping with a standard of care commensurate with any particular skill they have which enables them to meet a higher standard than a director without those skills. In fulfilling their duty of care to us, our directors must ensure compliance with our A&R M&A, as amended and restated from time to time. We have the right to seek damages where certain duties owed by any of our directors are breached.

Cayman Islands law does not limit the extent to which a company’s A&R M&A may provide for indemnification of officers and directors, except to the extent any such provision may be held by the Cayman Islands courts to be contrary to public policy, such as to provide indemnification against civil fraud or the consequences of committing a crime.

Board Committees

Upon the effectiveness of the registration statement of which this prospectus forms a part, the standing committees of our board will consist of the Audit Committee, the Compensation Committee and the Nominating and Corporate Governance Committee. Each of the committees of the Board will have the composition and responsibilities described below.

The Audit Committee will be responsible for overseeing the accounting and financial reporting processes of our company and audits of the financial statements of our company, including the appointment, compensation and oversight of the work of our independent auditors. The Compensation Committee will be responsible for reviewing and making recommendations to the board regarding our compensation policies for our officers and all forms of compensation, and also administers our incentive compensation plans and equity-based plans (but our board retains the authority to interpret those plans). The Nominating Committee will be responsible for the assessment of the performance of the board, considering and making recommendations to the board with respect to the nominations or elections of directors and other governance issues. The Nominating Committee will consider diversity of opinion and experience when nominating directors.

Audit Committee

The Audit Committee will be responsible for, among other matters:

•        appointing, compensating, retaining, evaluating, terminating, and overseeing our independent registered public accounting firm;

•        discussing with our independent registered public accounting firm the independence of its members from its management;

•        reviewing with our independent registered public accounting firm the scope and results of their audit;

•        approving all audit and permissible non-audit services to be performed by our independent registered public accounting firm;

•        overseeing the financial reporting process and discussing with management and our independent registered public accounting firm the interim and annual financial statements that we file with the SEC;

•        reviewing and monitoring our accounting principles, accounting policies, financial and accounting controls, and compliance with legal and regulatory requirements;

•        coordinating the oversight by our board of directors of our code of business conduct and our disclosure controls and procedures

•        establishing procedures for the confidential and/or anonymous submission of concerns regarding accounting, internal controls or auditing matters; and

•        reviewing and approving related-party transactions.

Our Audit Committee will be comprised of Ms. Ichi Shih, serving as Chair of the Audit Committee and will include, as members, David Andre, Pruitt Hall and Jiashu (Bill) Xiong. Our board has affirmatively determined that each of the members of the Audit Committee meets the definition of “independent director” for purposes of serving on an Audit Committee under Rule 10A-3 of the Exchange Act and Nasdaq rules. In addition, our board has determined that Ms. Ichi Shih qualifies as an “audit committee financial expert” as such term is currently defined in Item 407(d)(5) of Regulation S-K and meets the financial sophistication requirements of the Nasdaq rules.

Our Audit Committee will have a written charter, which will be available on our website upon the completion of this offering.

Compensation Committee

The Compensation Committee will be responsible for, among other matters:

•        reviewing and approving, or recommending to the board of directors to approve the compensation of our CEO and other executive officers and directors;

•        reviewing key employee compensation goals, policies, plans and programs;

•        administering incentive and equity-based compensation;

•        reviewing and approving employment agreements and other similar arrangements between us and our executive officers; and

•        appointing and overseeing any compensation consultants or advisors.

Our Compensation Committee will be comprised of Ichi Shih, David Andre, Pruitt Hall and Jiashu (Bill) Xiong, with Mr. Hall serving as chair of the Compensation Committee.

Our Compensation Committee will have a written charter, which will be available on our website upon the completion of this offering.

Nominating and Corporate Governance Committee

The Nominating Committee will be responsible for, among other matters:

•        selecting or recommending for selection candidates for directorships;

•        evaluating the independence of directors and director nominees;

•        reviewing and making recommendations regarding the structure and composition of our board and the board committees;

•        developing and recommending to the board corporate governance principles and practices;

•        reviewing and monitoring the Company’s Code of Business Conduct and Ethics; and

•        overseeing the evaluation of the Company’s management.

Our Nominating Committee will be comprised of Ichi Shih, David Andre, Pruitt Hall and Jiashu (Bill) Xiong with Jiashu (Bill) Xiong serving as chair of the Nominating Committee.

The Nominating and Corporate Governance Committee will consider director candidates recommended by shareholders. The corporate secretary will promptly forward all such letters to the members of the Nominating Committee.

Our Nominating and Corporate Governance Committee will have a written charter, which will be available on our website upon the completion of this offering.

Board Member Attendance at Annual Meetings

Our Board members are generally expected to attend our Annual Meetings in person or by telephone unless personal circumstances make the Board member’s attendance impracticable or inappropriate.

Shareholder Communications with Directors

We have no formal written policy regarding communication with the members of the Board. Persons wishing to write to the Board or to a specified director or committee of the Board should send correspondence to the Secretary at our main office. Electronic submissions of shareholder correspondence will not be accepted. The Secretary will forward to the directors all communications that, in his judgment, are appropriate for consideration by the directors. Any correspondence received that is addressed generically to the Board will be forwarded to the Chairman of the Audit Committee.

Interested Transactions

Except as expressly permitted by our A&R M&A, a director may not have a direct or indirect interest or duty which conflicts or may possibly conflict with the interests of the Company. However, if a director discloses to their fellow directors the nature and extent of any material interest or duty in accordance with our A&R M&A they may: (a) be a party to, or otherwise interested in, any transaction or arrangement with the Company or in which the Company is or may otherwise be interested; or (b) nominating be interested in another body corporate promoted by the Company or in which the Company is otherwise interested. In particular, the director may be a director, secretary or officer of, or employed by, or be a party to any transaction or arrangement with, or otherwise interested in, that other body corporate. If a director has made disclosure in accordance with our A&R M&A, then they shall not, by reason only of their office, be accountable to the Company for any benefit that they derive from any such transaction or arrangement or from any such office or employment or from any interest in any such body corporate, and no such transaction or arrangement shall be liable to be avoided on the ground of any such interest or benefit.

A director may vote at a meeting of directors on any resolution concerning a matter in which that director has an interest or duty, whether directly or indirectly, so long as that director discloses any material interest pursuant to our A&R M&A. The director shall be counted towards a quorum of those present at the meeting and, if the director votes on the resolution, their vote shall be counted.

A general notice that a director gives to the other directors that they are to be regarded as having an interest of the nature and extent specified in the notice in any transaction or arrangement in which a specified person or class of persons is interested shall be deemed to be a disclosure that he has an interest in or duty in relation to any such transaction of the nature and extent so specified.

Remuneration and Borrowing

The directors may receive such remuneration as our board of directors may determine in a general meeting. Each director is entitled to be repaid or prepaid for all traveling, hotel and incidental expenses reasonably incurred or expected to be incurred in attending meetings of our board of directors or committees of our board of directors or shareholder meetings or otherwise in connection with the discharge of his or her duties as a director. The compensation committee will assist the directors in reviewing and approving the compensation structure for the directors. Our board of directors may exercise all the powers of the company to borrow money and to mortgage or charge our undertakings and property or any part thereof, to issue debentures, debenture stock and other securities whenever money is borrowed or as security for any debt, liability or obligation of the company or of any third party.

Qualification

A director is not required to hold Ordinary Shares as a qualification to office.

Code of Business Conduct and Ethics

We will adopt a new Code of Business Conduct and Ethics that applies to all of our directors, officers, and employees, including our chief executive officer and chief financial and accounting officer. Our Code of Business Conduct and Ethics will be available on our website upon the completion of this offering. Our Code of Business Conduct and Ethics is a “code of ethics,” as defined in Item 406(b) of Regulation S-K. We will make any legally required disclosures regarding amendments to, or waivers of, provisions of our code of ethics on our website.

EXECUTIVE AND DIRECTOR COMPENSATION

Executive Compensation

As discussed elsewhere in this prospectus, Bit Digital is separating into two publicly traded companies, Bit Digital and WhiteFiber. WhiteFiber is not yet a separate company. Following the Reorganization and this offering, WhiteFiber and Bit Digital will initially have the same Chief Executive Officer and Chief Financial Officer, however, WhiteFiber will have two new executive officers and new Senior Management as described above. This section describes the compensation provided by Bit Digital to the principal executive officer and the two most highly compensated executive officers (other than the principal executive officer) of WhiteFiber for their services to Bit Digital during 2024 (referred to as “the named executive officers”):

•        Sam Tabar, Chief Executive Officer

•        Erke Huang, Chief Financial Officer and Director

•        Thomas Sanfilippo, Chief Technology Officer

It is expected that, following this offering and continuing until up to two years thereafter, Sam Tabar and Erke Huang will continue to serve as officers and Mr. Huang as a director of Bit Digital. They are expected to provide certain services, representing not more than approximately 30% of their working time, in respect of Bit Digital operations and have committed to provide the requisite time and effort to fulfill their responsibilities as a full-time officer of White Fiber, supervising a full staff. Pursuant to the Transition Services Agreement, a percentage of their working time spent on WhiteFiber’s operations will be allocated to WhiteFiber and expensed by Bit Digital. These expenses have been allocated on the basis of direct usage when identifiable with the remainder allocated on the basis of a percentage of revenue or other allocation methodologies that are considered to be a reasonable reflection of the utilization of the services provided to the benefits received. The Transition Services Agreement will terminate on the earliest to occur of (i) the date on which the provisions of all services have terminated (inclusive of any term extension agreed to by the parties), (ii) the date on which the provision of all services has been terminated by the parties and (iii) 24 months after the Reorganization.

This section describes Bit Digital’s 2024 compensation program elements applicable to the named executive officers, and certain other Bit Digital executive compensation plans, policies and practices, as well as certain aspects of WhiteFiber’s anticipated executive compensation arrangements following this offering.

Compensation Committee Responsibilities and Objectives

The compensation committee of the WhiteFiber board of directors (the “WhiteFiber compensation committee”) will be responsible for designing and approving the executive compensation program and setting compensation opportunities for the executive officers of WhiteFiber. We expect that the objectives of the WhiteFiber executive compensation program will be as follows:

•        recruit, motivate, reward, and retain high performing executive talent required to create superior shareholder value;

•        reward executives for short-term performance as well as for growth in enterprise value over the long-term;

•        ensure effective utilization and development of talent by working in concert with other management processes — for example, performance appraisal, succession planning, and management development;

•        help ensure that compensation programs do not encourage or reward excessive or imprudent risk taking; and

•        provide a competitive package relative to industry-specific and general industry comparisons and internal equity, as appropriate.

2024 Compensation of Named Executive Officers

Summary Compensation Table

The following table sets forth the cash and non-cash compensation awarded to or earned by each of the named executive officers for their services to Bit Digital during the fiscal year ended December 31, 2024.

	Year	Salary ($)	Bonus ($)(4)	Stock Awards ($)(5)	Option Awards ($)	Non-Equity Incentive Plan Compensation ($)	All Other Compensation ($)	Total ($)
Sam Tabar(1)	2024	500,000	1,100,000	3,222,650	—	—	—	4,822,650
Chief Executive Officer
Erke Huang(2)	2024	597,963	1,100,000	3,523,650	—	—	—	5,221,613
Chief Financial Officer
Thomas Sanfilippo	2024	102,083	100,000	1,447,388	—	—	—	1,649,471
Chief Technology Officer(3)

____________

(1)      Mr. Tabar served as CSO of Bit Digital from March 31, 2021 to March 31, 2023. On March 31, 2023, Mr. Tabar began to serve as Chief Executive Officer of Bit Digital.

(2)      Mr. Huang has served as CFO of Bit Digital since October 18, 2019 and as Interim CEO from February 2, 2021 until March 31, 2021. On March 31, 2023, with a change in senior management, Mr. Huang’s salary increased to $600,000 per annum, pursuant to an amendment to his employment agreement with Bit Digital, as summarized below under “Employment Agreements.”

(3)      Mr. Sanfilippo began to serve as Chief Technology Officer of WhiteFiber AI in September 2024.

(4)      The bonuses paid to Messrs. Tabar and Huang were performance incentives made under and in accordance with the Company’s 2023 and 2025 Omnibus Equity Incentive Plans. A portion of the RSUs vested quarterly and another portion at December 31, 2024, based upon Bit Digital’s average market capitalization.

(5)      The “Stock Awards” column represents the aggregate grant date fair value for RSUs granted under Bit Digital’s equity incentive plans during fiscal year 2024, computed in accordance with Financial Accounting Standards Board (“FASB”) ASC Topic 718 (“ASC 718”). See Note 2 to Bit Digital’s combined financial statements for details on the assumptions used to determine the grant date fair value of these awards. In 2024, Mr. Tabar was awarded 945,000 restricted share units (“RSUs”), Mr. Huang was awarded 1,045,000 RSUs, and Mr. Sanfilippo was awarded 429,492 RSUs. Each of these awards was granted under Bit Digital’s equity incentive plans.

Other Benefits

The Company’s subsidiary WhiteFiber HPC, Inc. sponsors a tax qualified Code Section 401(k) retirement saving plan (the “401k Plan”), for the benefit of its employees, including the named executive officers. The 401k Plan encourages savings for retirement by enabling participants to make contributions on a pre-tax basis and to defer taxation on earnings on funds contributed to the 401k Plan. WhiteFiber HPC makes matching contributions to the 401k Plan, with the matching rate for 2024 being 100% of a participant’s deferrals up to 4% of the participant’s eligible compensation.

The Company has not set aside or accrued any amount to provide pension, retirement or other similar benefits to our executive officers and directors other than the described 401(k) plan.

Share Options/Restricted Share Units

On February 6, 2025, the Company’s Board of Directors adopted the 2025 Omnibus Equity Incentive (the “2025 Plan”) to provide an additional means through the grant of awards to attract, motivate, retain and reward selected employees and other eligible persons. The summary of the 2025 Plan below is qualified in its entirety by the full text of the plan document, which has been filed with the SEC as an exhibit to the Registration Statement of which this prospectus is a part and is available through the Securities and Exchange Commission’s internet site at http://www.sec.gov.

Employees, directors and consultants that provide services to the Company or one of its subsidiaries may be selected to receive awards under the 2025 Plan. Restricted share units (“RSUs”) have been allocated to Ms. Ichi Shih, Chair of the Company’s Audit Committee, with a value of $120,000 based on the initial public offering price which equity will be granted upon the commencement of trading of our Ordinary Shares on the Nasdaq Capital Market. The Compensation Committee will administer the 2025 Plan and has broad authority to:

•        select participants and determine the types of awards that they are to receive;

•        determine the number of shares that are to be subject to awards and the terms and conditions of awards, including the price (if any) to be paid for the shares or the award and establish the vesting conditions (if applicable) of such shares or awards;

•        cancel, modify or waive the Company’s rights with respect to, or modify, discontinue, suspend or terminate any or all outstanding awards, subject to any required consents;

•        construe and interpret the terms of the 2025 Plan and any agreements relating to the 2025 Plan;

•        accelerate or extend the vesting or exercisability or extend the term of any or all outstanding awards subject to any required consent;

•        subject to the other provisions of the 2025 Plan, make certain adjustments to an outstanding award and authorize the termination, conversion, substitution or succession of an award; and

•        allow the purchase price of an award or Ordinary Shares to be paid in the form of cash, by the delivery of previously-owned Ordinary Shares or by a reduction of the number of shares deliverable pursuant to the award, by services rendered by the recipient of the award, by notice and third party payment or cashless exercise on such terms as the administrator may authorize or any other form permitted by law.

A total of 4,000,000 of the Company’s Ordinary Shares will initially be authorized for issuance with respect to awards granted under the 2025 Plan. Any shares subject to awards that are not paid, delivered or exercised before they expire or are canceled or terminated, fail to vest will become available for other award grants under the 2025 Plan. Shares used to pay the purchase or exercise price of awards or related tax withholding obligations will not be available for other award grants under the 2025 Plan.

Awards under the 2025 Plan may be in the form of incentive or non-statutory share options, share appreciation rights, share bonuses, restricted shares, RSUs and other forms of awards including cash awards. Awards under the 2025 Plan generally will not be transferable other than by will or the laws of descent and distribution, except that the 2025 Plan administrator may authorize certain transfers.

Share options and share appreciation rights may not be granted at prices below the fair market value of the Company’s Ordinary Shares on the date of grant. Options intended to qualify as incentive share options must have an exercise price that is at least equal to the fair market value of the Company’s Ordinary Shares on the date of grant (or 110% of the fair market value of the Company’s Ordinary Shares for incentive share option grants to any 10% owner of the Company’s Ordinary Shares). The maximum term of share options and share appreciation rights granted under the 2025 Plan is 10 years (or five years for incentive share option grants to any 10% owner of the Company’s Ordinary Shares). These and other awards may also be issued solely or in part for services. Awards are generally paid in the Company’s Ordinary Shares or in cash. The 2025 Plan administrator may provide for the deferred payment of awards and may determine the terms applicable to deferrals.

As is customary in incentive plans of this nature, the number and type of shares available under the 2025 Plan and any outstanding awards, as well as the exercise or purchase prices of awards, will be subject to adjustment in the event of certain reorganizations, mergers, combinations, recapitalizations, share splits, share dividends or other similar events that affect the Company’s Ordinary Shares. In no case (except due to an adjustment referred to above or any repricing that may be approved by the shareholders) will any adjustment be made to a share option or share appreciation right award under the 2025 Plan (by amendment, cancellation and regrant or other means) that would constitute a repricing of the per-share exercise or base price of the award.

Generally, and subject to limited exceptions set forth in the 2025 Plan, if the Company dissolve or undergoes certain corporate transactions such as a merger, business combination or other reorganization, or a sale of substantially all of the Company’s Ordinary Shares, all awards then-outstanding under the 2025 Plan will terminate or be terminated in such circumstances, unless the 2025 Plan administrator provides for the assumption, substitution or other continuation of the award, provided that participants will have the opportunity to exercise vested options or share appreciation rights prior to the termination of such awards or such vested awards will be settled in cash, securities or other property upon the transaction. The 2025 Plan administrator also has the discretion to establish other change in control provisions with respect to awards granted under the 2025 Plan. For example, the administrator could provide for the acceleration of vesting or payment of an award in connection with a corporate event that is not described above and provide that any such acceleration shall be automatic upon the occurrence of any such event.

The Company’s Board of Directors may amend or terminate the 2025 Plan at any time, but no such action will affect any outstanding award in any manner materially adverse to a participant without the consent of the participant. 2025 Plan amendments will be submitted to shareholders for their approval as required by applicable law or any applicable listing agency. The 2025 Plan is not exclusive — the Board of Directors and Compensation Committee may grant incentives or other compensation, in shares or cash, under other plans or authority.

The 2025 Plan will terminate on February 6, 2035 if not terminated earlier by the Board of Directors. However, the 2025 Plan administrator will retain its authority under the 2025 Plan until all outstanding awards are exercised or terminated.

Outstanding Equity Awards at Fiscal Year-End

The table below summarizes all outstanding and unexercised options, and outstanding restricted stock and restricted stock unit awards that have not vested, for each named executive officer as of December 31, 2024, such awards in each case having been granted by Bit Digital under its equity incentive plans.

Name	Number of Securities Underlying Unexercised Options (#) Exercisable	Number of Securities Underlying Unexercised Options (#) Unexercisable	Option Exercise Price ($)	Option Expiration Date	Number of Shares or Units of Stock That Have Not Vested (#)	Market Value of Shares or Units of Stock That Have Not Vested ($)(1)	Equity Incentive Plan Awards: Number of Unearned Shares, Units Or Other Rights That Have Not Vested (#)	Equity Incentive Plan Awards: Market or Payout Value or Unearned Or Other Rights That Have Not Vested ($)(1)
None

Employment Agreements

Sam Tabar

Mr. Tabar has been employed by Bit Digital under a two-year Employment Agreement, effective March 31, 2021 until March 31, 2023. He was compensated at a base salary of $125,000 per annum during 2021. Pursuant to an amendment dated January 1, 2022, Mr. Tabar’s base salary was increased to $500,000 commencing January 1, 2022 through the end of the two-year term. He was awarded 120,765 RSUs under his Employment Agreement pursuant to the terms and conditions of the 2021 Omnibus Equity Incentive Plan.

Pursuant to a second amendment to the Employment Agreement dated March 31, 2023, Bit Digital extended the term of the Employment Agreement for an additional two years with Mr. Taber assuming the role of Chief Executive Officer. Mr. Taber’s salary remains $500,000 and his equity award compensation remains as pursuant to his original employment agreement and the 2021 Omnibus Equity Incentive Plan. The second amendment also provided that the Employment Agreement will not be terminated by Bit Digital at any time prior to the end of the Initial two-year Term except for Cause (as defined). In the event that Mr. Tabar’s employment is terminated by Bit Digital without Cause commencing two years from the date of the Amendment, or at any time by Mr. Tabar for Good Reason, or as a result of expiration of the Employment Period by reason of Bit Digital’s issuance of a Non-Renewal Notice, Bit Digital shall pay and/or provide Mr. Tabar with a single lump sum cash amount on the next regularly scheduled payroll date following Executive’s date of termination, in an amount equal to the number of years employed by Bit Digital (or fraction thereof) plus two multiplied by one month of Base Salary with a minimum of six months Base Salary at all times during the Employment Period.

Mr. Tabar has agreed to hold, both during and after the termination or expiry of his employment agreement, in strict confidence and not to use, except as required in the performance of his duties in connection with the employment or pursuant to applicable law, any of our confidential information or trade secrets, any confidential information or trade secrets of our clients or prospective clients, or the confidential or proprietary information of any third party received by us and for which we have confidential obligations. Mr. Tabar has also agreed to assign all right, title and interest (including, but not limited to, patents and trademarks) in all inventions and designs which he conceives, develops or reduces to practice during his employment with Bit Digital and two years thereafter.

In addition, Mr. Tabar has agreed to be bound by non-competition and non-solicitation restrictions during the term of his employment. Specifically, Mr. Tabar has agreed not to (i) approach our suppliers, clients, customers or contacts or other persons or entities introduced to him in his capacity as a representative of Bit Digital for the purpose of doing business with such persons or entities that will harm Bit Digital’s business relationships with these persons or entities; or (ii) seek directly or indirectly, to solicit the services of any of Bit Digital’s employees who is employed by Bit Digital on or after the date of his termination, or in the year preceding such termination, without our express consent.

Erke Huang

On October 28, 2022, Bit Digital and Erke Huang entered into an employment agreement pursuant to which Bit Digital paid Mr. Huang $60,000 per annum as Chief Financial Officer of Bit Digital. In connection with a change in senior management of Bit Digital, Mr. Huang’s base salary was increased to $600,000, with such compensation commencing on March 10, 2023. The agreement is for a term of two years and will renew automatically for one-year terms when not terminated by either party. Mr. Huang is eligible for bonuses as determined by the Board and eligible to participate in equity incentive plans of Bit Digital. Bit Digital shall also reimburse Mr. Huang for reasonable and approved expenses incurred by him in connection with the performance of his duties under his employment agreement. Mr. Huang is subject to a one-year non-competition and non-solicitation covenant from the date of termination of employment for any reason. In the event Mr. Huang’s employment is terminated because of a Change of Control (as defined) he shall be entitled to: (1) a cash payment equal to one month’s then base salary; (2) a pro-rated amount of his target annual bonus for year immediately preceding such termination; (3) payment of premiums for the next 12 months under the Company’s Health Plans; and (4) immediate vesting of 100% of then outstanding equity awards.

Mr. Erke Huang also entered into a director agreement on October 28, 2022, pursuant to which Bit Digital agreed to pay Mr. Huang one thousand (US$1,000) dollars per quarter for serving on the Board. Bit Digital shall also reimburse Mr. Huang for reasonable and approved expenses incurred by him in connection with the performance of his duties under his director agreement. Under the director agreement, Mr. Huang is subject to a one-year non-competition covenant and a three-year non-solicitation covenant.

Thomas Sanfilippo

Mr. Sanfilippo was hired by Bit Digital as its full-time Chief Technology Officer commencing on September 13, 2024 on an at-will basis. His salary is $350,000 per annum. Under his employment agreement he was awarded a $100,000 signing bonus and restricted share units valued at $1,200,000 vesting over four years in equal quarterly installments, following a one-year vesting cliff. If. Mr. Sanfilippo is terminated without Cause (as defined) and provides a separation and general release he shall be entitled to receive a severance payment equal to three months base salary and three month COBRA coverage.

Director Compensation

The following discussion sets forth the compensation awarded to or earned by each person who will serve as a director of WhiteFiber after this offering.

No director’s fees have been paid by WhiteFiber prior to the Offering. The Company intends to pay David Andre and Pruitt Hall in accordance with their director agreements described below. Erke Huang, Ichi Shih, and Jiashu (Bill) Xiong will be paid $1,000 per quarter for serving on the Board, as well as incentive compensation, following the Reorganization and this offering. Upon commencement of trading of the Company’s Ordinary Shares on the Nasdaq Capital Market, Ms. Shih will be awarded RSUs with a value of $120,000 based on the initial public offering price of the Company.

Mr. Erke Huang also entered into a director agreement on October 28, 2022, pursuant to which Bit Digital agreed to pay Mr. Huang one thousand (US$1,000) dollars per quarter for serving on the Board. Bit Digital shall also reimburse Mr. Huang for reasonable and approved expenses incurred by him in connection with the performance of his duties under his director agreement. Mr. Huang was not paid his director fees in 2024. Under the director agreement, Mr. Huang is subject to a one-year non-competition covenant and a three-year non-solicitation covenant.

Ms. Ichi Shih entered into a director agreement pursuant to which Bit Digital agreed to pay her one thousand ($1,000) dollars per quarter for serving on the Board for a one-year period, subject to a one-year renewal. In December 2023 and November 2024, 30,000 RSUs were awarded each time to Ms. Shih under the 2023 Omnibus Equity Incentive Plan with immediate vesting for her services as Chairman of the Audit Committee during 2023 and 2024. Bit Digital shall also reimburse Ms. Shih for reasonable and approved expenses incurred by him or her in connection with the performance of her duties under the director agreement. Upon commencement of trading of the Company’s Ordinary Shares on the Nasdaq Capital Market, Ms. Shih will be awarded RSUs with a value of $120,000 based on the initial public offering price of the Company.

As recommended by Bit Digital’s Nominating and Corporate Governance Committee, Bit Digital entered into a Director Agreement with Jiashu (Bill) Xiong, pursuant to which Mr. Xiong has served as executive director on Bit Digital’s Board of Directors, effective October 13, 2023. The Director Agreement provides for Mr. Xiong to serve on Bit Digital’s subcommittees, the Board’s Audit Committee, Compensation Committee, and Nominating and Corporate Governance Committee, as reasonably requested and if permitted under Nasdaq Rules. Mr. Xiong is receiving cash compensation for his services on the Board equal to $4,000 a year paid on a quarterly basis. Mr. Xiong is also receiving an annual salary of $68,000 from Bit Digital Canada, Inc., as Bit Digital’s IT Director. While Mr. Xiong is a member of the Board and for a twelve-month period following termination of the Director Agreement, he cannot have any connections with any business or venture that competes, directly or indirectly, with Bit Digital. For a period of three (3) years from termination of the Director Agreement, Mr. Xiong is prohibited from interfering with Bit Digital’s relationship with or seek to have any employee or customer of Bit Digital leave Bit Digital.

Mr. David Andre entered into a Director Agreement on April 15, 2025, effective upon commencement of trading of our Ordinary Shares on the Nasdaq Capital Market. Under the agreement, the Company agreed to pay Mr. Andre as an independent director, $10,000 per month, and a grant of $250,000 in value of Bit Digital RSUs, effective the date of his agreement vesting quarterly over a one-year period from the date of grant. The RSUs were granted at the closing price of Bit Digital Ordinary Shares on the day prior to the date of this agreement. In the event the agreement is terminated for any reason (other than Cause) Mr. Andre shall be entitled to six (6) months’ severance of both the director’s fee of $60,000 and of six months’ of his RSUs. Mr. Andre shall be eligible for the grant of additional equity compensation, from time to time, at the discretion of the Board of Directors, or a compensation committee thereof. Mr. Andre shall be reimbursed for reasonable expenses incurred by Director in connection with the performance of his duties, including reasonable travel expenses for in-person meetings.

Mr. Pruitt Hall entered into a Director Agreement on May 5, 2025, effective upon the commencement of trading of our Ordinary Shares on the Nasdaq Capital Market. Under the agreement, the Company agreed to pay Mr. Hall, as an independent director, $150,000 on a quarterly basis. In the event the agreement is terminated for any reason (other than for Cause), Mr. Hall shall be entitled to the three (3) months’ severance, consisting of the director fees of $37,500. Mr. Hall shall be eligible for the grant of additional equity compensation, from time to time, at the discretion of the Board of Directors, or a compensation committee thereof. Mr. Hall shall be reimbursed for reasonable expenses incurred by him in connection with the performance of his duties, including reasonable travel expenses for in-person meetings.

There have been no transactions in the past two years to which Bit Digital or any of its subsidiaries was or is to be a party, in which each independent director had, or will have, a direct or indirect material interest.

Director Compensation Table — Fiscal Year 2024

The following table sets forth compensation paid by Bit Digital to members who will serve on the WhiteFiber Board of Directors and who served on the Bit Digital Board of Directors during fiscal 2024.

Name	Fees Earned or Paid in Cash ($)	Stock Awards ($)(1)(2)	Option Awards ($)	All Other Compensation ($)	Total ($)
Ichi Shih	$20,000	$162,600	—	—	$184,600
Jiashu (Bill) Xiong	4,000				$4,000
Erke Huang	$4,000	—	—	(3)	$4,000

____________

(1)      The “Stock Awards” column represents the aggregate grant date fair value for RSUs granted under Bit Digital’s equity incentive plans during fiscal year 2024, computed in accordance with Financial Accounting Standards Board (“FASB”) ASC Topic 718 (“ASC 718”). See Note 2 to Bit Digital’s combined financial statements for details on the assumptions used to determine the grant date fair value of these awards.

(2)      As of December 31, 2024, the directors listed in the table above held outstanding and unvested stock awards (including RSUs) and outstanding and unexercised options with respect to the number of ordinary shares of Bit Digital set forth below:

(3)      See “2024 Compensation of Named Executive Officers” for information concerning all compensation paid to Mr. Huang as Chief Financial Officer of Bit Digital.

Name	Stock Awards (#)	Option Awards (#)
Ichi Shih	30,000	—
Jiashu (Bill) Xiong	None	—
Erke Huang	None	—

CERTAIN RELATIONSHIPS AND RELATED PARTY TRANSACTIONS

In addition to the compensation arrangements discussed in the section titled “Executive Compensation,” the following is a description of each transaction since January 1, 2022 and each currently proposed transaction in which:

•        WhiteFiber or any of its subsidiaries have been or are to be a participant;

•        the amount involved exceeded or will exceed $120,000; and

•        any of its directors, executive officers, or holders of more than 5% of our outstanding capital stock, or any immediate family member of, or person sharing the household with, any of these individuals, had or will have a direct or indirect material interest.

Existing related-party transactions

WhiteFiber AI’s subsidiary, WhiteFiber Iceland ehf, has appointed Daniel Jonsson as its part-time Chief Executive Officer starting November 7, 2023, for a six-month term with a three-month probation. His compensation includes a monthly salary of $8,334, a $6,440 signing bonus, and eligibility for performance-based RSU. Concurrently, Daniel Jonsson is part of the management team at GreenBlocks ehf which not only provides bitcoin mining hosting services but also benefits from a facility loan agreement extended by Bit Digital USA Inc., an affiliate of WhiteFiber Iceland ehf. Additionally, WhiteFiber Iceland ehf has contracted GreenBlocks ehf for consulting services pertaining to our high-performance computing services in Iceland. As of December 31, 2023, WhiteFiber Iceland ehf owed $21,592 to Daniel Jonsson for salary and bonus, and $160,000 to GreenBlocks ehf for services rendered. By the end of the first quarter of 2024, we had settled these outstanding amounts with both Daniel Jonsson and GreenBlocks ehf.

Bit Digital made a payment of $1 million on behalf of WhiteFiber Iceland ehf, when Bit Digital Iceland ehf entered into a simple agreement for future equity (“SAFE”) agreement for an initial investment amount of $1 million in exchange for a right to participate in a future equity financing of preferred stock to be issued by Canopy Wave Inc. (“Canopy”). By the end of the third quarter of 2024, we had settled this outstanding amount with Bit Digital.

Guarantees

Bit Digital has issued a guarantee to a third party on behalf of WhiteFiber Iceland ehf, making Bit Digital jointly and severally liable for WhiteFiber Iceland’s payment obligations related to hosting Services fees and electrical costs under to the colocation agreement. There were no payments outstanding as of March 31, 2025.

Allocation of corporate expenses

The Company’s financial statements include Bit Digital’s general corporate expenses which were not historically allocated to the Company for certain support functions provided by Bit Digital. For the purposes of these financial statements, these general corporate expenses have been allocated to the Company. The allocations cover corporate services provided by Bit Digital, including, but not limited to, finance, tax, investor relations, and marketing. Some of these services will continue to be provided by Bit Digital on a temporary basis after this offering is completed under the Transition Services Agreement described below. For the three months ended March 31, 2025, the twelve months ended December 31, 2024 and for the period from October 19, 2023 to December 31, 2023, the Company was allocated $0.9 million, $5.7 million and $1.0 million for these corporate services. These expenses have been allocated to the Company on the basis of direct usage when identifiable, with the remainder allocated on the basis of percent of revenue or other allocation methodologies that are considered to be a reasonable reflection of the utilization of the services provided to the benefits received.

Agreements with Bit Digital

Following the Reorganization, WhiteFiber and Bit Digital will operate separately, each as a separate public company. Prior to the Reorganization, WhiteFiber will enter into various agreements to provide a framework for its relationship with Bit Digital after the Reorganization.

These agreements will provide for the allocation between WhiteFiber and Bit Digital of WhiteFiber’s assets, employees, liabilities and obligations (including investments, property and employee benefits and tax-related assets and liabilities) associated with WhiteFiber and will govern certain relationships between WhiteFiber and Bit Digital after the Reorganization. The forms of Contribution Agreement and Transition Services Agreement have been filed as exhibits to the registration statement of which this prospectus is a part.

Section 351 Contribution Agreement

Pursuant to a Section 351 Contribution Agreement to be effective upon the effective date of the Registration Statement of which this prospectus is a part, Bit Digital will contribute its HPC business through the transfer of 100% of the capital shares of its cloud services subsidiary, WhiteFiber AI, Inc. and its wholly-owned subsidiaries WhiteFiber HPC, Inc., WhiteFiber Japan G.K. and WhiteFiber Iceland, ehf, (the “WhiteFiber Subsidiaries”) to the Company (the “Contribution”). In connection with the Contribution, we will issue 27,043,749 Ordinary Shares to Bit Digital, such that Bit Digital will own approximately 77.6% of our issued and outstanding Ordinary Shares upon the consummation of this offering (or approximately 75.1% if the underwriters in full exercise their option to purchase additional Ordinary Shares) (the “Bit Digital Issuance” and, collectively with the Contribution, the “Reorganization”). Pursuant to the Reorganization the following actions will occur:

•        assets (whether tangible or intangible) primarily related to, or included on the balance sheet of, WhiteFiber and its combined subsidiaries, which are referred to as the “WhiteFiber Assets,” will be transferred to WhiteFiber, as applicable, generally including:

•        customer, distribution, supply and vendor contracts (or portions thereof) to the extent they relate to WhiteFiber;

•        certain third-party vendor contracts for services primarily related to WhiteFiber;

•        rights to technology, software and intellectual property primarily related to WhiteFiber;

•        exclusive rights to information exclusively related to WhiteFiber and nonexclusive rights to information related to WhiteFiber;

•        rights and assets expressly allocated to WhiteFiber Subsidiaries pursuant to the terms of the Transition Services Agreement or certain other agreements entered into in connection with the separation and reorganization;

•        permits used by WhiteFiber; and

•        other assets that are included in WhiteFiber’s pro forma balance sheet;

•        liabilities primarily related to, or included on the balance sheet of, WhiteFiber, which are referred to as “WhiteFiber’s Liabilities,” will be retained by or transferred to Bit Digital, as applicable; and

•        all of the assets and liabilities (including whether accrued, contingent, or otherwise) other than the WhiteFiber Assets and WhiteFiber Liabilities (such assets and liabilities, other than the WhiteFiber Assets and the WhiteFiber Liabilities, referred to as the “Bit Digital Assets” and “Bit Digital Liabilities,” respectively) will be retained by or transferred to Bit Digital, as applicable.

Except as expressly set forth in the Contribution Agreement or any ancillary agreement, neither WhiteFiber nor Bit Digital will make any representation or warranty as to (1) the assets, business or liabilities transferred or assumed as part of the Reorganization, (2) any approvals or notifications required in connection with the transfers, (3) the value of or the freedom from any security interests of any of the assets transferred, (4) the absence or presence of any defenses or right of setoff or freedom from counterclaim with respect to any claim or other asset of either WhiteFiber or Bit Digital, or (5) the legal sufficiency of any assignment, document or instrument delivered to convey title to any asset or thing of value to be transferred in connection with the Reorganization. All assets will be transferred on an “as is,” “where is” basis, and the respective transferees will bear the economic and legal risks that any conveyance will prove to be insufficient to vest in the transferee good and marketable title, free and clear of all security interests, and that any necessary consents or governmental approvals are not obtained or that any requirements of laws, agreements, security interests or judgments are not complied with.

Employee Matters

WhiteFiber and Bit Digital will allocate liabilities and responsibilities relating to employment matters, employee compensation and benefits plans and programs and other related matters. Unless otherwise specified, Bit Digital will be responsible for liabilities associated with employees who will be employed by Bit Digital following the Reorganization, former employees whose last employment was with the Bit Digital businesses, and WhiteFiber will be responsible for liabilities associated with employees who will be employed by WhiteFiber following the separation and former employees whose last employment was with WhiteFiber’s businesses.

Transition Services Agreement

WhiteFiber and Bit Digital will enter into a transition services agreement prior to this offering pursuant to which Bit Digital will provide certain services to WhiteFiber, on a transitional basis (the “Transition Services Agreement”). The services to be provided will include financial reporting, tax, legal, human resources, information technology, insurance and other general and administrative functions. All services are to be provided at cost, except if otherwise agreed to. Management estimates as of the date of this prospectus that the average fees payable by us to Bit Digital will be approximately $155,000 per month, exclusive of shared based compensation expense.

The Transition Services Agreement will terminate on the expiration of the term of the last service provided under it, which will generally be up to 24 months following the Reorganization.

Each party will indemnify each other for any material breach of the Transition Services Agreement or any gross negligence, willful misconduct, fraud, or bad faith in the provision of their respective services. The Transition Services Agreement also provides that neither company shall be liable to the other for any indirect, exemplary, incidental, consequential, remote, speculative, punitive or similar damages. The summary of the Transition Services Agreement is qualified in the entirety by reference to the full text of the agreement, which is incorporated by reference into this prospectus.

Procedures for Approval of Related Person Transactions

WhiteFiber’s board of directors is expected to adopt a written policy on related person transactions in connection with the completion of this offering. The policy will apply to any transaction subject to the requirements of Item 404(a) of Regulation S-K under the Exchange Act in which WhiteFiber or a WhiteFiber subsidiary is a participant and a related person has a direct or indirect material interest. The policy will cover transactions involving WhiteFiber or a WhiteFiber subsidiary in excess of $120,000 in any year in which any director, director nominee, executive officer or greater than five percent beneficial owner of WhiteFiber, or any of their respective immediate family members, has or had a direct or indirect interest, other than solely as a director or less than 10 percent owner, of an entity involved in the transaction. This policy will be posted to the corporate governance section of WhiteFiber’s website, www.WhiteFiber.com.

Under this policy, the general counsel must advise the Audit Committee of any related person transaction of which he or she becomes aware. The Audit Committee must then either approve or reject the transaction in accordance with the terms of the policy. In the course of making this determination, the Audit Committee will consider all relevant information available to it, including, as appropriate, take into consideration the size of the transaction and the amount payable to the related person; the nature of the interest of the related person in the transaction; whether the transaction may involve a conflict of interest; the purpose, and the potential benefits to WhiteFiber, of the transaction; whether the transaction was undertaken in the ordinary course of business; and whether the transaction involved the provision of goods or services to WhiteFiber that are available from unaffiliated third parties and, if so, whether the transaction is on terms and made under circumstances that are at least as favorable to WhiteFiber as would be available in comparable transactions with or involving unaffiliated third parties.

SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

Before this offering, all of the outstanding Ordinary Shares were beneficially owned by Bit Digital. Following the Contribution and this offering, WhiteFiber expects to have outstanding an aggregate of 34,856,250 Ordinary Shares. No directors, director nominees or executive officers currently own any of our Ordinary Shares and except as set forth below, we do not expect them to own any of our Ordinary Shares immediately following this offering or have the right to acquire any of our Ordinary Shares within 60 days upon the completion of this offering other than shares which may be awarded under the Company’s 2025 Omnibus Equity Incentive Plan prior to effectiveness of this registration statement. Our directors, director nominees, executive officers and employees will be awarded WhiteFiber equity awards in connection with this offering, including the issuance upon commencement of trading of the Company’s Ordinary Shares on the Nasdaq Capital Market to Ms. Shih of RSUs with a value of $120,000 based on the initial public offering price. See “Executive and Director Compensation.”

Certain of our and Bit Digital, Inc.’s directors and officers may purchase up to            ordinary shares in this offering on the same terms as the other investors participating in the offering.

The following table sets forth the beneficial ownership of our Ordinary Shares (i) as of an (ii) immediately following this offering, as adjusted to reflect the sale of shares of our Ordinary Shares by us, in each case, by the following individuals or groups.

Name of Beneficial Owner	Ordinary Shares Beneficially Owned Prior to this Offering		Ordinary Shares Beneficially Owned Prior to this Offering (assuming the underwriters do not exercise their option to purchase additional shares)		Ordinary Shares Beneficially Owned Prior to this Offering (assuming the underwriters do exercise their option to purchase additional shares)
	Shares	Percentage	Shares	Percentage	Shares	Percentage
Directors and Executive Officers Prior to This Offering
Sam Tabar	—	—%
Erke Huang	—	—%
Ichi Shih	—	—%
Jiashu (“Bill”) Xiong	—	—%
All Current Executive Officers and Directors as a Group (four individuals)	—	—%
Directors and Executive Officers After This Offering
Sam Tabar	—	—%
Erke Huang	—	—%
Thomas Sanfilippo	—	—%
Billy Krassakopoulos	—	—%
Ichi Shih	—	—%
Jiashu (“Bill”) Xiong	—	—%
David Andre	—	—%
Pruitt Hall	—	—%
Directors and Executive Officers as a Group of Eight Individuals	—	—%
5% or Greater Shareholder
Bit Digital, Inc.(1)	1	100%	27,043,750	77.6%	27,043,750	75.1%

____________

*        Represents beneficial ownership or outstanding total voting power, as applicable of less than 1 percent.

(1)      The address of Bit Digital, Inc. is 31 Hudson Yards, Floor 11, Suite 30, New York, New York 10001.

DESCRIPTION OF WHITEFIBER’S SHARE CAPITAL

WhiteFiber’s A&R M&A will be amended and restated prior to the completion of this offering. The following is a summary of the material terms of WhiteFiber share capital that will be contained in the A&R M&A. The summaries and descriptions below do not purport to be complete statements of the relevant provisions of the A&R M&A to be in effect at the time of the offering. The A&R M&A, in a form expected to be in effect at the time of this offering, have been included as an exhibit to WhiteFiber’s registration statement on Form S-1, of which prospectus forms a part. The summaries and descriptions below do not purport to be complete statements of the Cayman Islands law.

Memorandum and Articles of Association

WhiteFiber is a Cayman Islands exempted company with limited liability and our affairs are governed by our A&R M&A, the Companies Act, and the common law of the Cayman Islands.

Our authorized share capital is 350,000,000 shares consisting of 340,000,000 Ordinary Shares, par value $0.01 per share and 10,000,000 preference shares, par value $0.01 per share. Immediately following this offering, WhiteFiber expects to have 34,856,250 Ordinary Shares issued and outstanding upon the completion of this offering (or 36,028,125 Ordinary Shares if the underwriters exercise their over-allotment option in full) and no preference shares issued and outstanding.

Ordinary Shares

Dividends.    Subject to the provisions of the Companies Act and any rights attaching to any class or classes of shares under and in accordance with the A&R M&A:

•        the directors may declare dividends or distributions out of our funds which are lawfully available for that purpose; and

•        our shareholders may, by ordinary resolution, declare dividends but no such dividend shall exceed the amount recommended by the directors.

Subject to the requirements of the Companies Act regarding the application of a company’s share premium account and with the sanction of an ordinary resolution, dividends may also be declared and paid out of any share premium account. The directors when paying dividends to shareholders may make such payment either in cash or in specie.

Unless provided by the rights attached to a share, no dividend shall bear interest.

Voting Rights.    The holders of our Ordinary Shares are entitled to one vote per share, including for the appointment of directors. Voting at any meeting of shareholders is by show of hands unless a poll is demanded. On a show of hands, every holder of Ordinary Shares present in person or by proxy shall have one vote. On a poll, every holder of Ordinary Shares entitled to vote (in person or by proxy) shall have one vote for each share for which he is the holder. A poll may be demanded by the chairman, at least two shareholders having the right to vote on the resolutions, or one or more shareholders present in person or by proxy holding not less than ten percent of the paid-up capital of the Company entitled to vote.

Before any series of preference shares are issued, the directors shall fix, by resolution or resolutions, whether the preference shares of such series shall have voting rights, in addition to any voting rights provided by the Companies Act, and, if so, the terms of such voting rights, which may be general or limited.

A quorum required for a meeting of shareholders consists of one or more shareholders who hold at least one-third of the votes that may be cast by holders of issued and outstanding shares entitled to vote at the meeting present in person or by proxy. While not required by our A&R M&A, a proxy form will accompany any notice of general meeting convened by the directors to facilitate the ability of shareholders to vote by proxy.

Any ordinary resolution to be made by the shareholders requires the affirmative vote of a simple majority of the votes cast by the shareholders (being entitled to do so) vote in person or by proxy in a general meeting, while a special resolution requires the affirmative vote of no less than two-thirds of the votes cast by shareholders (being entitled to do so) vote in person or by proxy. Under Cayman Islands law, some matters, such as amending the A&R M&A, changing the name or resolving to be registered by way of continuation in a jurisdiction outside the Cayman Islands, require approval of shareholders by a special resolution.

There are no limitations on non-residents or foreign shareholders in the A&R M&A to hold or exercise voting rights on the Ordinary Shares imposed by foreign law or by the A&R M&A or other constituent document of our company. However, no person will be entitled to vote at any general meeting or at any separate meeting of the holders of the Ordinary Shares unless the person is registered as of the record date for such meeting and unless all calls or other sums presently payable by the person in respect of Ordinary Shares in the Company have been paid.

Winding up; Liquidation.    If the Company is wound up the shareholders may, subject to our A&R M&A and any other sanction required by the Companies Act, pass a special resolution allowing the liquidator to do either or both of the following:

(a)     in accordance with any rights attaching to the Shares, to divide in specie among the shareholders the whole or any part of the assets of the Company and, for that purpose, to value any assets and to determine how the division shall be carried out as between the shareholders or different classes of shareholder; and/or

(b)    to vest the whole or any part of the assets in trustees for the benefit of shareholders and those liable to contribute to the winding up.

Before any series of preference shares are issued, the directors shall fix, by resolution or resolutions, the amount or amounts payable upon preference shares of such series upon, and the rights of the holders of such series in, a voluntary or involuntary liquidation, dissolution or winding up, or upon any distribution of the assets, of the Company.

Calls on Shares and Forfeiture of Shares.    Subject to the terms of allotment, the directors may make calls on the shareholders in respect of any monies unpaid on their shares including any premium and each shareholder shall (subject to receiving at least 14 clear days’ notice specifying when and where payment is to be made), pay to us the amount called on his shares as required by the notice. Shareholders registered as the joint holders of a share shall be jointly and severally liable to pay all calls in respect of the share. If a call remains unpaid after it has become due and payable the person from whom it is due and payable shall pay interest on the amount unpaid from the day it became due and payable until it is paid (a) at the rate fixed by the terms of allotment of the share or in the notice of the call; or (b) if no rate is fixed, at the rate of ten percent per annum. The directors may waive payment of the interest wholly or in part.

Redemption, Repurchase and Surrender of shares.    Subject to the provisions of the Companies Act and any rights for the time being conferred on the shareholders holding a particular class of shares, we may by action of our directors:

•        issue shares that are to be redeemed or liable to be redeemed, at our option or the shareholder holding those redeemable shares, on the terms and in the manner our directors determine before the issue of those shares;

•        with the consent by special resolution of the shareholders holding shares of a particular class, vary the rights attaching to that class of shares so as to provide that those shares are to be redeemed or are liable to be redeemed at our option on the terms and in the manner which the directors determine at the time of such variation; and

•        purchase all or any of our own shares of any class including any redeemable shares on the terms and in the manner which the directors determine at the time of such purchase.

We may make a payment in respect of the redemption or purchase of our own shares in any manner authorized by the Companies Act, including out of any combination of capital, our profits and the proceeds of a fresh issue of shares.

When making a payment in respect of the redemption or purchase of shares, the directors may make the payment in cash or in specie (or partly in one and partly in the other) if so authorized by the terms of the allotment of those shares or by the terms applying to those shares in accordance with the A&R M&A, or otherwise by agreement with the shareholder holding those shares.

Before any series of preference shares are issued, the directors shall fix, by resolution or resolutions, whether the preference shares or such series shall be subject to redemption by the Company, and, if so, the times, prices and other conditions of such redemption.

No Preemptive Rights.    Holders of Ordinary Shares do not have preemptive or preferential right to purchase any securities of our company.

Variation of Rights Attaching to Shares.    Whenever the capital of our Company is divided into different classes of shares then, the rights attached to any such class (unless otherwise provided by the terms of issue of the shares of that class) may only be varied either (a) with the consent in writing of the holders of not less than two-thirds of the issued shares of that class, or (b) with the sanction of a special resolution passed at a separate general meeting of the holders of shares of that class.

Unless the terms on which a class of shares was issued state otherwise, the rights conferred on the shareholder holding shares of any class shall not be deemed to be varied by: (a) the creation or issue of further shares ranking pari passu with the existing shares of that class; or (b) the issuance of any preference shares which, for the avoidance of doubt, may have such rights as the directors may determine in accordance with the A&R M&A.

Anti-Takeover Provisions.    Some provisions of our A&R M&A may discourage, delay, or prevent a change of control of our company or management that shareholders may consider favorable, including, among other things (a) provisions that give the directors discretion (subject to the consent of Bit Digital for such period(s) of time that Bit Digital is a shareholder of the Company) to issue preference shares with the rights described in this Prospectus and the A&R M&A, without further vote or action by our shareholders; and (b) provisions that restrict the ability of our shareholders to call meetings and to propose special matters for consideration at shareholder meetings. However, our directors may only exercise the rights and powers granted to them under our A&R M&A for a proper purpose and for what they believe in good faith to be in the best interests of our company.

Exempted Company.    We are an exempted company with limited liability under the Companies Act. The Companies Act distinguishes between ordinary resident companies and exempted companies. Any company that is registered in the Cayman Islands but conducts business mainly outside of the Cayman Islands may apply to be registered as an exempted company. The requirements for an exempted company are essentially the same as for an ordinary company except that an exempted company:

•        does not have to file an annual return of its shareholders with the Registrar of Companies;

•        is not required to open its register of members for inspection;

•        does not have to hold an annual general meeting;

•        may issue shares with no par value;

•        may obtain an undertaking against the imposition of any future taxation (such undertakings are usually given for 30 years in the first instance);

•        may register by way of continuation in another jurisdiction and be deregistered in the Cayman Islands;

•        may register as a limited duration company; and

•        may register as a segregated portfolio company.

“Limited liability” means that the liability of each shareholder is limited to the amount unpaid by the shareholder on the shares of the company (except in exceptional circumstances, such as involving fraud, the establishment of an agency relationship or an illegal or improper purpose or other circumstances in which a court may be prepared to pierce or lift the corporate veil).

Listing

We have applied to have our Ordinary Shares listed on the Nasdaq Capital Market under the symbol “WYFI.”

Transfer Agent and Registrar

The transfer agent and registrar for our Ordinary Shares is TranShare Securities Transfer & Registrar, whose address is Bayside Center 1, 17755 North U.S. Highway 19, Suite 140, Clearwater, Florida 33764.

Preference shares

The Company is authorized to issue up to 10,000,000 preference shares. While we currently have no preference shares issued and outstanding, our directors have the discretion, with the consent of Bit Digital, to issue preference shares without further shareholder approval. We will only require the consent of Bit Digital to issue preference shares for such period(s) of time that Bit Digital is a shareholder of the Company.

The terms of our preference shares are the same as our Ordinary Shares, except that before we issue any preference shares, our directors shall fix, by resolution or resolutions, the following provisions of such series of preference shares:

(a)     the designation of such series and the number of preference shares to constitute such series;

(b)    whether the shares of such series shall have voting rights, in addition to any voting rights provided by the Act, and, if so, the terms of such voting rights;

(c)     the dividends, if any, payable on such series, whether any such dividends shall be cumulative, and, if so, from what dates, the conditions and dates upon which such dividends shall be payable, the preference or relation which such dividends shall bear to the dividends payable on any shares of any other class of shares or any other series of preference shares;

(d)    whether the preference shares or such series shall be subject to redemption by the Company, and, if so, the times, prices and other conditions of such redemption;

(e)     the amount or amounts payable upon preference shares of such series upon, and the rights of the holders of such series in, a voluntary or involuntary liquidation, dissolution or winding up, or upon any distribution of the assets, of the Company;

(f)     whether the preference shares of such series shall be subject to the operation of a retirement or sinking fund and, if so, the extent to and manner in which any such retirement or sinking fund shall be applied to the purchase or redemption of the preference shares of such series for retirement or other corporate purposes and the terms and provisions relative to the operation of the retirement or sinking fund;

(g)    whether the preference shares of such series shall be convertible into, or exchangeable for, shares of any other class of shares or any other series of preference shares or any other securities and, if so, the price or prices or the rate or rates of conversion or exchange and the method, if any, of adjusting the same, and any other terms and conditions of conversion or exchange;

(h)    the limitations and restrictions, if any, to be effective while any preference shares or such series are outstanding upon the payment of dividends or the making of other distributions on, and upon the purchase, redemption or other acquisition by the Company of, the existing shares or shares of any other class of shares or any other series of preference shares;

(i)     the conditions or restrictions, if any, upon the creation of indebtedness of the Company or upon the issue of any additional shares, including additional shares of such series or of any other class of shares or any other series of preference shares; and

(j)     any other powers, preferences and relative, participating, optional and other special rights, and any qualifications, limitations and restrictions of any other class of shares or any other series of preference shares.

Provisions in Corporate Law

The Companies Act is derived, to a large extent, from the older Companies Acts of England and Wales but does not follow recent United Kingdom statutory enactments and, accordingly, there are significant differences between the Companies Act and the current Companies Act of the United Kingdom. In addition, the Companies Act differs from laws applicable to U.S. corporations and their shareholders. Set forth below is a summary of the significant provisions of the Companies Act applicable to us.

Mergers and Similar Arrangements.    The Companies Act, subject to the A&R M&A of the Company, permits mergers and consolidations between Cayman Islands companies and between Cayman Islands companies and non-Cayman Islands companies, provided that the laws of the foreign jurisdiction permit such merger or consolidation.

For these purposes, (a) “merger” means the merging of two or more constituent companies and the vesting of their undertaking, property and liabilities in one of such companies as the surviving company and (b) a “consolidation” means the combination of two or more constituent companies into a new combined company and the vesting of the undertaking, property and liabilities of such companies to the combined company.

In order to effect such a merger or consolidation of two Cayman Islands companies, among other things, the directors of each constituent company must approve a written plan of merger or consolidation, which must then be authorized by (i) a special resolution of the shareholders of each constituent company and (ii) such other authorization, if any, as may be specified in such constituent company’s A&R M&A. The consent of each holder of a fixed or floating security interest of a constituent company in a proposed merger or consolidation must be obtained but if such secured creditor does not grant that person’s consent then the Courts of the Cayman Islands may upon application of the constituent company that has issued the security waive the requirement for such consent upon such terms as to security to be issued by the combined or surviving company or otherwise as the Court considers reasonable. The written plan of merger or consolidation must be filed with the Registrar of Companies of the Cayman Islands together with, among other things, a director’s declaration regarding matters prescribed by the Companies Act, an undertaking that a copy of the certificate of merger or consolidation will be given to the members and creditors of each constituent company and that notification of the merger or consolidation will be published in the Cayman Islands Gazette. Court approval is not required for a merger or consolidation which is effected in compliance with these statutory procedures.

A merger between a Cayman parent company and its Cayman subsidiary or subsidiaries does not require authorization by a resolution of shareholders if a copy of the plan of merger is given to every shareholder of each subsidiary company to be merged unless that shareholder agrees otherwise. For this purpose, a subsidiary is a company of which at least 90% of the issued shares entitled to vote are owned by the parent company.

Except in certain limited circumstances, a dissenting shareholder of a Cayman Islands constituent company is entitled to payment of the fair value of his or her shares (which, if not agreed between the parties, will be determined by the Cayman Islands court) upon dissenting from a merger or consolidation, provided the dissenting shareholder complies strictly with the procedures set out in the Companies Act. The exercise of such dissenter rights will preclude the exercise by the dissenting shareholder of any other rights to which he or she might otherwise be entitled by virtue of holding shares, except for the right to seek relief on the grounds that the merger or consolidation is void or unlawful.

In addition, there are statutory provisions that facilitate the reconstruction and amalgamation of companies by way of schemes of arrangement, provided that the arrangement is approved by (a) 75% in value of the shareholders or class of shareholders, as the case may be, or (b) a majority in number representing 75% in value of the creditors or each class of creditors, as the case may be, with whom the arrangement is to be made, that are, in each case, present and voting either in person or by proxy at a meeting, or meetings, convened for that purpose. The convening of the meetings and subsequently the arrangement must be sanctioned by the Grand Court of the Cayman Islands (the “Grand Court”). While a dissenting shareholder or creditor has the right to express to the court the view that the transaction ought not to be approved, the Grand Court can be expected to approve the arrangement if it determines that:

(a)     the statutory provisions as to the required majority vote have been met;

(b)    the shareholders have been fairly represented at the meeting in question and the statutory majority are acting bona fide without coercion of the minority to promote interests adverse to those of the class;

(c)     the arrangement is such that may be reasonably approved by an intelligent and honest man of that class acting in respect of his interest; and

(d)    the arrangement is not one that would more properly be sanctioned under some other provision of the Companies Act.

The Companies Act also contains a statutory power of compulsory acquisition which may facilitate the “squeeze out” of minority shareholders. When an offer is made and accepted by holders of 90% of the shares affected within four months, the offeror may, within a two-month period commencing on the expiration of such four month period, require the holders of the remaining shares to transfer such shares to the offeror on the terms of the offer. A dissenting shareholder may object by making an application to the Grand Court within one month from the date of notice being given that their shares are being compulsorily acquired. If an arrangement and reconstruction is thus approved, or if an offer is made and accepted, in accordance with the foregoing statutory procedures, a dissenting shareholder would have no rights comparable to appraisal rights, which would otherwise ordinarily be available to dissenting shareholders of Delaware corporations, providing rights to receive payment in cash for the judicially determined value of the shares.

Shareholders’ Suits.

In principle, we will normally be the proper plaintiff to sue for a wrong done to us as a company, and as a general rule a derivative action may not be brought by a minority shareholder. However, based on English law authorities, which would in all likelihood be of persuasive authority in the Cayman Islands, the Cayman Islands courts can be expected to follow and apply the common law principles (namely the rule in Foss v. Harbottle and the exceptions thereto, which limits the circumstances in which a shareholder may bring a derivative action on behalf of the company or a personal action to claim loss which is reflective of loss suffered by the company) so that a non-parent company may be permitted to commence a class action against, or derivative actions in the name of, the company to challenge:

•        an act which is illegal or ultra vires with respect to the company and is therefore incapable of ratification by the shareholders;

•        the act complained of, although not ultra vires, requires authorization by a qualified (or special) majority (that is, more than a simple majority) which has not been obtained;

•        an act purporting to abridge or abolish the individual rights of a member; and

•        an act which constitutes a “fraud on the minority” where the wrongdoers are themselves in control of the company.

In the case of a company (not being a bank) having its share capital divided into shares, the Grand Court may, on the application of members holding not less than one fifth of the shares of the company in issue, appoint an inspector to examine the affairs of the company and to report thereon in such manner as the Grand Court shall direct.

Indemnification of Directors and Executive Officers and Limitation of Liability.    Cayman Islands law does not limit the extent to which a company’s A&R M&A may provide for indemnification of officers and directors, except to the extent any such provision may be held by the Cayman Islands courts to be contrary to public policy, such as to provide indemnification against civil fraud or the consequences of committing a crime. Our A&R M&A permit indemnification of officers and directors for losses, damages, costs and expenses incurred in their capacities as such unless such losses or damages arise from the dishonesty, willful default or fraud of such directors or officers. This standard of conduct is generally the same as permitted under the Delaware General Corporation Law for a Delaware corporation. In addition, we have entered into indemnification agreements with our directors and executive officers that provide such persons with additional indemnification beyond that provided in our current A&R M&A.

Insofar as indemnification for liabilities arising under the Securities Act may be permitted to our directors, officers or persons controlling us under the foregoing provisions, we have been informed that in the opinion of the SEC, such indemnification is against public policy as expressed in the Securities Act and is therefore unenforceable.

Directors’ Fiduciary Duties.    Under Delaware corporate law, a director of a Delaware corporation has a fiduciary duty to the corporation and its shareholders. This duty has two components: the duty of care and the duty of loyalty. The duty of care requires that a director act in good faith, with the care that an ordinarily prudent person would exercise under similar circumstances. Under this duty, a director must inform himself of, and disclose to shareholders, all material information reasonably available regarding a significant transaction. The duty of loyalty requires that a director act in a manner he reasonably believes to be in the best interests of the corporation. He must not use his corporate position for personal gain or advantage. This duty prohibits self-dealing by a director and mandates that the best interest of the corporation and its shareholders take precedence over any interest possessed by a director, officer or parent company and not shared by the shareholders generally. In general, actions of a director are presumed to have been made on an informed basis, in good faith and in the honest belief that the action taken was in the best interests of the corporation and its shareholders. However, this presumption may be rebutted by evidence of a breach of one of the fiduciary duties. Should such evidence be presented concerning a transaction by a director, the director must prove the procedural fairness of the transaction, and that the transaction was of fair value to the corporation.

As a matter of Cayman Islands law, a director owes three types of duties to the company: (i) statutory duties, (ii) fiduciary duties, and (iii) common law duties. The Companies Act imposes a number of statutory duties on a director. A Cayman Islands director’s fiduciary duties are not codified, however the courts of the Cayman Islands have held that a director owes the following fiduciary duties (a) a duty to act in what the director bona fide considers to be in the best interests of the company as a whole, (b) a duty to exercise their powers for the purposes they were conferred and not for a collateral purpose, (c) a duty to avoid fettering his or her discretion in the future and (d) a duty to avoid conflicts of interest and of duty. The common law duties owed by a director are those to act with skill, care and diligence that may reasonably be expected of a person carrying out the same functions as are carried out by that director in relation to the company and, also, to act with the skill, care and diligence in keeping with a standard of care commensurate with any particular skill they have which enables them to meet a higher standard than a director without those skills. In fulfilling their duty of care to us, our directors must ensure compliance with our A&R M&A, as amended and restated from time to time. We have the right to seek damages where certain duties owed by any of our directors are breached.

Shareholder Action by Written Consent.    Under the Delaware General Corporation Law, a corporation may eliminate the right of shareholders to act by written consent by amendment to its certificate of incorporation. Cayman Islands law and our current A&R M&A provide that shareholders may approve corporate matters by way of a unanimous written resolution signed by or on behalf of each shareholder who would have been entitled to vote on such matter at a general meeting without a meeting being held.

Shareholder Proposals.    Under the Delaware General Corporation Law, a shareholder has the right to put any proposal before the annual meeting of shareholders, provided it complies with the notice provisions in the governing documents. A special meeting may be called by the board of directors or any other person authorized to do so in the governing documents, but shareholders may be precluded from calling special meetings.

Cayman Islands law does not provide shareholders any right to put proposals before a meeting or requisition a general meeting. However, these rights may be provided in the A&R M&A. Our current A&R M&A allow our shareholders holding not less than ten (10%) percent of all voting power of our share capital in issue to requisition a shareholder’s meeting. Other than this right to requisition a shareholders’ meeting, our current A&R M&A do not provide our shareholders other right to put proposal before a meeting. As a Cayman Islands exempted company, we are not obliged by law to call shareholders’ annual general meetings.

Cumulative Voting.    Under the Delaware General Corporation Law, cumulative voting for elections of directors is not permitted unless the corporation’s certificate of incorporation specifically provides for it. Cumulative voting potentially facilitates the representation of minority shareholders on a board of directors since it permits the minority shareholder to cast all the votes to which the shareholder is entitled on a single director, which increases the shareholder’s voting power with respect to electing such director. There are no prohibitions in relation to cumulative voting under the laws of the Cayman Islands, but our current A&R M&A do not provide for cumulative voting. As a result, our shareholders are not afforded any less protections or rights on this issue than shareholders of a Delaware corporation.

Removal of Directors.    Under the Delaware General Corporation Law, a director of a corporation may be removed with or without cause with the approval of a majority of the outstanding shares entitled to vote.

Pursuant to our A&R M&A, directors may be removed, with or without cause, by an ordinary resolution of our shareholders. Our A&R M&A also prescribe that a director’s office shall be terminated if: (a) he is prohibited by the laws of the Cayman Islands from acting as a director, (b) he is made bankrupt or makes an arrangement or composition with his creditors generally, (c) he resigns his office by notice to us, (d) he only held office as a director for a fixed term and such term expires, (e) dies or in the opinion of a registered medical practitioner by whom he is being treated he becomes physically or mentally incapable of acting as a director, (f) he is given notice by the majority of the other directors (not being less than two in number) to vacate office (without prejudice to any claim for damages for breach of any agreement relating to the provision of the services of such director), (g) he is made subject to any law relating to mental health or incompetence, whether by court order or otherwise, or (h) without the consent of the other directors, he is absent from meetings of directors for a continuous period of six (6) months.

Transactions with Interested Shareholders.    The Delaware General Corporation Law contains a business combination statute applicable to Delaware corporations whereby, unless the corporation has specifically elected not to be governed by such statute by amendment to its certificate of incorporation, it is prohibited from engaging in certain business combinations with an “interested shareholder” for three years following the date that such person becomes an interested shareholder. An interested shareholder generally is a person or a group who or which owns or owned 15% or more of the target’s outstanding voting share within the past three years. This has the effect of limiting the ability of a potential acquirer to make a two-tiered bid for the target in which all shareholders would not be treated equally. The statute does not apply if, among other things, prior to the date on which such shareholder becomes an interested shareholder, the board of directors approves either the business combination or the transaction which resulted in the person becoming an interested shareholder. This encourages any potential acquirer of a Delaware corporation to negotiate the terms of any acquisition transaction with the target’s board of directors.

Cayman Islands law has no comparable statute. As a result, we cannot avail ourselves of the types of protections afforded by the Delaware business combination statute. However, although Cayman Islands law does not regulate transactions between a company and its significant shareholders, it does provide that such transactions must be entered into bona fide in the best interests of the company and not with the effect of constituting a fraud on the minority shareholders.

Dissolution; Winding up.    Under the Delaware General Corporation Law, unless the board of directors approves the proposal to dissolve, dissolution must be approved by shareholders holding 100% of the total voting power of the corporation. Only if the dissolution is initiated by the board of directors may it be approved by a simple majority of the corporation’s outstanding shares. Delaware law allows a Delaware corporation to include in its certificate of incorporation a supermajority voting requirement in connection with dissolutions initiated by the board. Under Cayman Islands law, a company may be wound up by either an order of the courts of the Cayman Islands or by a special resolution of its members or, if the company is unable to pay its debts as they come due, by an ordinary resolution of its members. The court has authority to order winding up of a company in a number of specified circumstances, including where it is, in the opinion of the court, just and equitable to do so. Under the Companies Act and our current A&R M&A, our company may be dissolved, liquidated or wound up by a special resolution of our shareholders.

Variation of Rights of Shares.    Under the Delaware General Corporation Law, a corporation may vary the rights of a class of shares with the approval of a majority of the outstanding shares of such class, unless the certificate of incorporation provides otherwise. Under Cayman Islands law and our current A&R M&A, if our capital is divided into different classes of shares, the rights attaching to any class of share (unless otherwise provided by the terms of issue of the shares of that class) may be varied either with the consent in writing of the holders of not less than two-thirds of the issued shares of that class, or with the sanction of a resolution passed by a majority of not less than two-thirds of the holders of shares of the class present in person or by proxy at a separate general meeting of the holders of shares of that class. Unless the terms on which a class of shares was issued state otherwise, the rights conferred on the shareholder holding shares of any class shall not be deemed to be varied by: (a) the creation or issue of further shares ranking pari passu with the existing shares of that class; or (b) the issuance of any preference shares which, for the avoidance of doubt, may have such rights as the directors may determine in accordance with the A&R M&A.

Amendment of Governing Documents.    Under the Delaware General Corporation Law, a corporation’s governing documents may be amended with the approval of a majority of the outstanding shares entitled to vote, unless the certificate of incorporation provides otherwise. As permitted by Cayman Islands law, our current A&R M&A may only be amended with a special resolution of our shareholders.

Rights of Non-resident or Foreign Shareholders.    There are no limitations imposed by our A&R M&A on the rights of non-resident or foreign shareholders to hold or exercise voting rights on our shares. In addition, there are no provisions in our current A&R M&A governing the ownership threshold above which shareholder ownership must be disclosed.

Authorized but Unissued Shares

WhiteFiber’s authorized but unissued Ordinary Shares and preference shares will be available for future issuance without your approval (subject to WhiteFiber obtaining the consent of Bit Digital to issue preference shares for such periods of time that Bit Digital is a shareholder of the Company). WhiteFiber may use additional shares for a variety of purposes, including future public offerings to raise additional capital, to fund acquisitions and as employee compensation. The existence of authorized but unissued Ordinary Shares and preference shares could render more difficult or discourage an attempt to obtain control of WhiteFiber by means of a proxy contest, tender offer, merger or otherwise. See “Risk Factors — Your Percentage of Ownership in WhiteFiber May be Diluted in the Future.”

SHARES ELIGIBLE FOR FUTURE SALE

Immediately prior to the consummation of this offering, all our outstanding Ordinary Shares are held by Bit Digital and are deemed “restricted securities” as that term is defined in Rule 144 and may not be resold except pursuant to an effective registration statement or an applicable exemption from registration, including Rule 144. As of the date of this prospectus, all of such shares are currently eligible for sale, subject to the limitations of Rule 144. Notwithstanding that fact, Bit Digital, WhiteFiber and each of our directors, director nominees and executive officers has entered into a lock-up agreement with the representative of the underwriters as described under “— Lock-Up Agreements” below, to not sell any Ordinary Shares for a 180 day period from the date of this prospectus.

Sale of Restricted Shares

Subject to any contractual restrictions, including under the lock-up agreements described below under “— Lock-Up Agreements,” all of the Ordinary Shares to be sold in this offering will be freely tradable without restriction or further registration under the Securities Act, except that any shares purchased by or owned by our “affiliates,” as that term is defined in Rule 144 under the Securities Act, may generally only be sold publicly in compliance with the limitations of Rule 144 described below under “— Rule 144.” As defined in Rule 144, an affiliate of an issuer is a person that directly or indirectly, through one or more intermediaries, controls, or is controlled by or is under common control with, such issuer.

Upon completion of this offering, Bit Digital, Inc. will hold approximately 77.6% of our issued and outstanding Ordinary Shares and will be able to exercise approximately 77.6% of the total voting power of our issued and outstanding Ordinary Shares immediately after the consummation of this offering (or approximately 75.1%, in each case, if the underwriters exercise their option in full to purchase additional Ordinary Shares). These shares will be “restricted securities” as that term is defined in Rule 144. Subject to any contractual restrictions, including under the lock-up agreements described below under “— Lock-Up Agreements,” Bit Digital will be entitled to sell these shares in the public market only if the sale of such shares is registered with the SEC or if the sale of such shares qualifies for an exemption from registration under Rule 144 or any other applicable exemption under the Securities Act.

Rule 144

In general, under Rule 144, a person who is not our affiliate and has not been our affiliate at any time during the preceding three months will be entitled to sell any shares of our share capital that such person has held for at least six months, including the holding period of any prior owner other than one of our affiliates, without regard to volume limitations. Sales of our share capital by any such person would be subject to the availability of current public information about us if the shares to be sold were held by such person for less than one year.

In addition, under Rule 144, a person may sell shares of our share capital acquired from us immediately upon the completion of this offering, without regard to volume limitations or the availability of public information about us, if:

•        the person is not our affiliate and has not been our affiliate at any time during the preceding three months;

•        and the person has beneficially owned the shares to be sold for at least six months, including the holding period of any prior owner other than one of our affiliates.

Our affiliates who have beneficially owned shares of our share capital for at least six months, including the holding period of any prior owner other than another of our affiliates, would be entitled to sell within any three-month period those shares and any other shares they have acquired that are not restricted securities, provided that the aggregate number of shares sold does not exceed the greater of:

•        1% of the number of shares of our authorized share capital then outstanding, which will equal approximately 348,562 Ordinary Shares as of the date of this prospectus; or

•        the average weekly trading volume in our Ordinary Shares if and when they are listed on a National Securities Exchange during the four calendar weeks preceding the filing of a notice on Form 144 with respect to such sale.

Sales under Rule 144 by our affiliates are generally subject to the availability of current public information about us, as well as certain “manner of sale” and notice requirements.

Registration Statements on Form S-8

In connection with this offering, we intend to file a registration statement on Form S-8 under the Securities Act to register Ordinary Shares that we expect to reserve for issuance under our proposed equity incentive plan. The registration statement will become effective automatically upon filing with the SEC, and Ordinary Shares covered by the registration statement will be eligible for resale in the public market immediately after the effective date of the registration statement, subject to the lock-up agreements described below under “— Lock-Up Agreements.”

Lock-up Agreements

Bit Digital, we and each of our directors, director nominees and executive officers have agreed, subject to certain limited exceptions, not to offer, pledge, sell, contract to sell, grant any option to purchase, or otherwise dispose of our Ordinary Shares or any securities convertible into or exchangeable or exercisable for Ordinary Shares, or to enter into any hedge or other arrangement or any transaction that transfers, directly or indirectly, the economic consequence of ownership of the Ordinary Shares for a period of 180 days after the date of this prospectus, without the prior written consent of B. Riley Securities, Inc., as a representative of the underwriters.

The representative may, in its sole discretion and at any time or from time to time, release all or any portion of the Ordinary Shares subject to the lock-up agreement. Any determination to release any Ordinary Shares would be based upon a number of factors at the time of determination, which may include the market price of the Ordinary Shares, the liquidity of the trading market of the Ordinary Shares, general market conditions, the number of Ordinary Shares and the timing, purposes and terms of the proposed sale or other transfer. The representative does not have any present intention, agreement or understanding, implicit or explicit, to release any of the Ordinary Shares or other securities subject to the lock-up agreements prior to the expiration of the lock-up period described above.

Upon the expiration of the lock-up period, substantially all of the shares subject to such lock-up restrictions will become eligible for sale, subject to the limitations discussed above.

Rule 10b5-1 Trading Plans

Following the closing of this offering, certain of our officers, directors and significant shareholders may adopt written plans, known as Rule 10b5-1 trading plans, in which they will contract with a broker to buy or sell Ordinary Shares on a periodic basis to diversify their assets and investments. Under these 10b5-1 trading plans, a broker may execute trades pursuant to parameters established by the officer, director or shareholder when entering into the plan, without further direction from such officer, director or shareholder. Such sales would not commence until the expiration of the applicable lock-up agreements entered into by such officer, director or shareholder in connection with this offering.

MATERIAL CAYMAN ISLANDS TAX CONSIDERATIONS

The following discussion of material Cayman Islands and United States federal income tax consequences of an investment in our Ordinary Shares is based upon laws and relevant interpretations thereof in effect as of the date of this prospectus, all of which are subject to change. This discussion does not deal with all possible tax consequences relating to an investment in our Ordinary Shares, such as the tax consequences under state, local and other tax laws. To the extent that the discussion relates to matters of Cayman Islands tax law, it represents the opinion of Ogier (Cayman) LLP, our Cayman Islands counsel.

The Cayman Islands currently levies no taxes on individuals or corporations based upon profits, income, gains, or appreciation and there is no taxation in the nature of inheritance tax or estate duty. There are no other taxes likely to be material to us levied by the Government of the Cayman Islands except for stamp duties which may be applicable on instruments executed in, or, after execution, brought within the jurisdiction of the Cayman Islands. No stamp duty is payable in the Cayman Islands on the issue of shares by, or any transfers of shares of, Cayman Islands companies (except those which hold interests in land in the Cayman Islands). There are no exchange control regulations or currency restrictions in the Cayman Islands.

Payments of dividends and capital in respect of our Ordinary Shares will not be subject to taxation in the Cayman Islands and no withholding will be required on the payment of a dividend or capital to any holder of our Ordinary Shares, as the case may be, nor will gains derived from the disposal of our Ordinary Shares be subject to Cayman Islands income or corporation tax.

MATERIAL UNITED STATES FEDERAL INCOME TAX CONSIDERATIONS

The following is a discussion of the material United States federal income tax considerations relating to the acquisition, ownership, and disposition of our Ordinary Shares by a U.S. Holder, as defined below, that acquires our Ordinary Shares in this offering and holds our Ordinary Shares as “capital assets” (generally, property held for investment) under the United States Internal Revenue Code of 1986, as amended (the “Code”). This discussion is based upon existing United States federal income tax law in effect as of the date hereof, which is subject to differing interpretations or change, possibly with retroactive effect. No ruling has been sought from the Internal Revenue Service (the “IRS”) with respect to any United States federal income tax consequences described below, and there can be no assurance that the IRS or a court will not take a contrary position.

The following summary does not address all aspects of U.S. federal income taxation, such as the alternative minimum income tax and the additional income tax on investment income. It also does not discuss aspects that may be important to particular investors in light of their individual circumstances or to persons in special tax situations such as certain financial institutions, insurance companies, regulated investment companies, real estate investment trusts, broker-dealers, traders in securities that elect mark-to-market treatment, S-corporations, partnerships and their partners, tax-exempt organizations (including private foundations), individual retirement accounts or Roth IRAs, investors who are not U.S. Holders, U.S. expatriates, investors that own (directly, indirectly, or constructively) 5% or more of our stock (by vote or value), investors that hold their Ordinary Shares as part of a straddle, hedge, conversion, constructive sale or other integrated transaction), investors that have a functional currency other than the U.S. dollar, and investors who hold our Ordinary Shares in connection with a trade or business outside the United States, all of whom may be subject to tax rules that differ significantly from those summarized below. In addition, this discussion does not address any tax laws other than the United States federal income tax laws, and does not cover any state or local tax, estate or gift tax or non-United States tax considerations. To the extent that the discussion relates to matters of United States tax law, it represents the opinion of Davidoff Hutcher & Citron LLP, our United States counsel.

PROSPECTIVE INVESTORS ARE URGED TO CONSULT THEIR OWN TAX ADVISORS REGARDING THE APPLICATION OF U.S. FEDERAL TAXATION TO THEIR PARTICULAR CIRCUMSTANCES, AND THE STATE, LOCAL, NON-U.S., OR OTHER TAX CONSEQUENCES OF THE OWNERSHIP AND DISPOSITION OF OUR ORDINARY SHARES.

General

For purposes of this discussion, a “U.S. Holder” is a beneficial owner of our Ordinary Shares that is, for United States federal income tax purposes, (i) an individual who is a citizen or resident of the United States, (ii) a corporation (or other entity treated as a corporation for United States federal income tax purposes) created in, or organized under the laws of, the United States or any state thereof or the District of Columbia, (iii) an estate the income of which is includible in gross income for United States federal income tax purposes regardless of its source, or (iv) a trust (A) the administration of which is subject to the primary supervision of a United States court and which has one or more United States persons who have the authority to control all substantial decisions of the trust or (B) that has otherwise elected to be treated as a United States person under the Code.

If a partnership (or other entity treated as a partnership for United States federal income tax purposes) is a beneficial owner of our Ordinary Shares, the tax treatment of a partner in the partnership may vary depending on the status of the partner and the activities of the partnership. Partnerships and partners of a partnership holding our Ordinary Shares are urged to consult their tax advisors regarding an investment in our Ordinary Shares.

The discussion set forth below is addressed only to U.S. Holders that purchase Ordinary Shares in this offering. Prospective purchasers are urged to consult their own tax advisors about the application of the U.S. federal income tax rules to their particular circumstances as well as the state, local, foreign and other tax consequences to them of the purchase, ownership and disposition of our Ordinary Shares.

Taxation of Dividends and Other Distributions on our Ordinary Shares

Subject to the passive foreign investment company rules discussed below, the gross amount of distributions made by us to you with respect to the Ordinary Shares (including the amount of any taxes withheld therefrom) will generally be includable in your gross income as dividend income on the date actually or constructively received by you, but only to the extent that the distribution is paid out of our current or accumulated earnings and profits (as determined under U.S. federal income tax principles). With respect to corporate U.S. Holders, the dividends will not be eligible for the dividends-received deduction allowed to corporations in respect of dividends received from other U.S. corporations.

With respect to non-corporate U.S. Holders, including individual U.S. Holders, dividends are currently taxed at the lower capital gains rate applicable to qualified dividend income, provided that (1) the Ordinary Shares are readily tradable on an established securities market in the United States, or we are eligible for the benefits of an approved qualifying income tax treaty with the United States that includes an exchange of information program, (2) we are not a passive foreign investment company (as discussed below) for either our taxable year in which the dividend is paid or the preceding taxable year, and (3) certain holding period requirements are met. Because there is no income tax treaty between the United States and the Cayman Islands, clause (1) above can be satisfied only if the Ordinary Shares are readily tradable on an established securities market in the United States. Under U.S. IRS authority, Ordinary Shares are considered for purpose of clause (1) above to be readily tradable on an established securities market in the United States if they are listed on Nasdaq. You are urged to consult your tax advisors regarding the availability of the lower rate for dividends paid with respect to our Ordinary Shares, in light of your own particular circumstances.

To the extent that the amount of the distribution exceeds our current and accumulated earnings and profits (as determined under U.S. federal income tax principles), it will be treated first as a tax-free return of your tax basis in your Ordinary Shares, and to the extent the amount of the distribution exceeds your tax basis, the excess will be taxed as capital gain. We do not intend to calculate our earnings and profits under U.S. federal income tax principles. Therefore, a U.S. Holder should expect that a distribution will be treated as a dividend even if that distribution would otherwise be treated as a non-taxable return of capital or as capital gain under the rules described above.

Taxation of Dispositions of Ordinary Shares

Subject to the passive foreign investment company rules discussed below, you will recognize taxable gain or loss on any sale, exchange or other taxable disposition of a share equal to the difference between the amount realized for the ordinary share on the sale, exchange or disposition and your tax basis in such ordinary share, in each case as determined in U.S. dollars. The character of the gain or loss will be capital gain or loss. If you are a non-corporate U.S. Holder, including an individual U.S. Holder, who has held the Ordinary Shares for more than one year, you may be eligible for reduced tax rates on any such capital gains. The deductibility of capital losses is subject to limitations. Gain or loss recognized by a U.S. Holder from the sale or other disposition of Ordinary Shares will generally be gain or loss from sources within the United States for U.S. foreign tax credit purposes.

Passive Foreign Investment Company

A non-U.S. corporation is considered a PFIC for any taxable year if either:

•        at least 75% of its gross income for such taxable year is passive income; or

•        at least 50% of the value of its assets (based on an average of the quarterly values of the assets during a taxable year) is attributable to assets that produce or are held for the production of passive income (the “asset test”).

Passive income generally includes dividends, interest, rents and royalties (other than rents or royalties derived from the active conduct of a trade or business) and gains from the disposition of passive assets. We will be treated as owning our proportionate share of the assets and earning our proportionate share of the income of any other corporation in which we own, directly or indirectly, at least 25% (by value) of the stock.

We do not expect to be classified as a PFIC for the 2025 taxable year. However, no assurance can be given as to whether we currently are not or will not become a PFIC, as this is a factual determination made annually that will depend, in part, upon the nature of our business, the composition of our income and assets, the value of our assets, and the price of our Ordinary Shares, each of which is subject to change. Furthermore, the composition of our income and assets may also be affected by how, and how quickly, we use our liquid assets and the cash raised in this offering. Under circumstances where our revenue from activities that produce passive income significantly increases relative to our revenue from activities that produce non-passive income, or where we determine not to deploy significant amounts of cash for active purposes, our risk of becoming classified as a PFIC may substantially increase. In addition, because there are uncertainties in the application of the relevant rules, it is possible that the Internal Revenue Service may challenge our classification of certain income and assets as non-passive or our valuation of our tangible and intangible assets, each of which may result in us becoming a PFIC for the current or subsequent taxable years. If we were classified as a PFIC for any year during which a U.S. Holder held our Ordinary Shares, we generally would continue to be treated as a PFIC for all succeeding years during which such U.S. Holder held our Ordinary Shares even if we cease to be a PFIC in subsequent years, unless certain elections (described below) are made.

If we are a PFIC for your taxable year(s) during which you hold Ordinary Shares, you will be subject to special tax rules with respect to any “excess distribution” that you receive and any gain you realize from a sale or other disposition (including a pledge) of the Ordinary Shares, unless you make a “mark-to-market” election as discussed below. Distributions you receive in a taxable year that are greater than 125% of the average annual distributions you received during the shorter of the three preceding taxable years or your holding period for the Ordinary Shares will be treated as an excess distribution. Under these special tax rules:

•        the excess distribution or gain will be allocated ratably over your holding period for the Ordinary Shares;

•        the amount allocated to your current taxable year, and any amount allocated to any of your taxable year(s) prior to the first taxable year in which we were a PFIC, will be treated as ordinary income, and

•        the amount allocated to each of your other taxable year(s) will be subject to the highest tax rate in effect for that year, and an interest charge generally applicable to underpayments of tax will be imposed on the resulting tax attributable to each such year.

The tax liability for amounts allocated to years prior to the year of disposition or “excess distribution” cannot be offset by any net operating losses for such years, and gains (but not losses) realized on the sale of the Ordinary Shares cannot be treated as capital, even if you hold the Ordinary Shares as capital assets.

A U.S. Holder of “marketable stock” (as defined below) in a PFIC may make a mark-to-market election for such stock to elect out of the tax treatment discussed above. If you make a mark-to-market election for first taxable year which you hold (or are deemed to hold) Ordinary Shares and for which we are determined to be a PFIC, you will include in your income each year an amount equal to the excess, if any, of the fair market value of the Ordinary Shares as of the close of such taxable year over your adjusted basis in such Ordinary Shares, which excess will be treated as ordinary income and not capital gain. You are allowed an ordinary loss for the excess, if any, of the adjusted basis of the Ordinary Shares over their fair market value as of the close of the taxable year. However, such ordinary loss is allowable only to the extent of any net mark-to-market gains on the Ordinary Shares included in your income for prior taxable years. Amounts included in your income under a mark-to-market election, as well as gain on the actual sale or other disposition of the Ordinary Shares, are treated as ordinary income. Ordinary loss treatment also applies to any loss realized on the actual sale or disposition of the Ordinary Shares, to the extent that the amount of such loss does not exceed the net mark-to-market gains previously included for such Ordinary Shares. Your basis in the Ordinary Shares will be adjusted to reflect any such income or loss amounts.

The mark-to-market election is available only for “marketable stock”, which is stock that is traded in other than de minimis quantities on at least 15 days during each calendar quarter (“regularly traded”) on a qualified exchange or other market (as defined in applicable U.S. Treasury regulations), including Nasdaq. If the Ordinary Shares are regularly traded on Nasdaq and if you are a holder of Ordinary Shares, the mark-to-market election would be available to you if we are or become a PFIC.

A mark-to-market election will not apply to Ordinary Shares for any taxable year during which we are not a PFIC, but will remain in effect with respect to any subsequent taxable year in which we become a PFIC. Such election will not apply to any non-U.S. subsidiaries that we may organize or acquire in the future. Accordingly, a U.S. Holder may continue to be subject to tax under the PFIC excess distribution regime with respect to any lower-tier PFICs that we organize or acquire in the future notwithstanding the U.S. Holder’s mark-to-market election for the Ordinary Shares.

Alternatively, a U.S. Holder of stock in a PFIC may make a “qualified electing fund” election with respect to such PFIC to elect out of the tax treatment discussed above. A U.S. Holder who makes a valid qualified electing fund election with respect to a PFIC will generally include in gross income for a taxable year such holder’s pro rata share of the corporation’s earnings and profits for the taxable year. However, the qualified electing fund election is available only if such PFIC provides such U.S. Holder with certain information regarding its earnings and profits as required under applicable U.S. Treasury regulations. We may not provide the information that would enable you to make a qualified electing fund election.

If you do not make a timely “mark-to-market” election or a qualified electing fund election (as described above), and if we were a PFIC at any time during the period you hold our Ordinary Shares, then such Ordinary Shares will continue to be treated as stock of a PFIC with respect to you even if we cease to be a PFIC in a future year, unless you make a “purging election” for the year we cease to be a PFIC. A “purging election” creates a deemed sale of such Ordinary Shares at their fair market value on the last day of the last year in which we are treated as a PFIC. The gain recognized by the purging election will be subject to the special tax and interest charge rules treating the gain as an excess distribution, as described above. As a result of the purging election, you will have a new basis (equal to the fair market value of the Ordinary Shares on the last day of the last year in which we are treated as a PFIC) and holding period (which new holding period will begin the day after such last day) in your Ordinary Shares for tax purposes.

If a U.S. Holder owns our Ordinary Shares during any taxable year that we are a PFIC, the U.S. Holder must generally file an annual Internal Revenue Service Form 8621 and provide such other information as may be required by the U.S. Treasury Department, whether or not a mark-to-market election is or has been made. If we are or become a PFIC, you should consult your tax advisor regarding any reporting requirements that may apply to you.

You are urged to consult your tax advisors regarding the application of the PFIC rules to your investment in our Ordinary Shares and the availability of elections discussed above.

Information Reporting and Backup Withholding

Dividend payments with respect to our Ordinary Shares and proceeds from the sale, exchange or redemption of our Ordinary Shares may be subject to information reporting to the IRS and possible U.S. backup withholding at a current rate of 24%. Backup withholding will not apply, however, to a U.S. Holder who furnishes a correct taxpayer identification number and makes any other required certification on IRS Form W-9 or who is otherwise exempt from backup withholding. U.S. Holders who are required to establish their exempt status generally must provide such certification on IRS Form W-9. U.S. Holders are urged to consult their tax advisors regarding the application of the U.S. information reporting and backup withholding rules.

Backup withholding is not an additional tax. Amounts withheld as backup withholding may be credited against your U.S. federal income tax liability, and you may obtain a refund of any excess amounts withheld under the backup withholding rules by filing the appropriate claim for refund with the IRS and furnishing any required information. We do not intend to withhold taxes for individual shareholders. However, transactions effected through certain brokers or other intermediaries may be subject to withholding taxes (including backup withholding), and such brokers or intermediaries may be required by law to withhold such taxes.

Certain U.S. Holders are required to report information relating to our Ordinary Shares, subject to certain exceptions (including an exception for Ordinary Shares held in accounts maintained by certain financial institutions), by attaching a completed Internal IRS Form 8938, Statement of Specified Foreign Financial Assets, with their tax return for each year in which they hold Ordinary Shares. U.S. Holders should also be aware that if the Company were a PFIC, they would generally be required to file IRS Form 8261, Information Return by a Shareholder of a Passive Foreign Investments Company or Qualified Electing Fund, during any taxable year in which such U.S. Holder recognizes gain or receives an excess distribution or with respect to which the U.S. Holder has made certain elections.

U.S. Holders are urged to consult their own tax advisors regarding the application of the information reporting rules to the Ordinary Shares and their particular circumstances.

EACH PROSPECTIVE INVESTOR IS URGED TO CONSULT ITS OWN TAX ADVISORS ABOUT THE APPLICATION OF THE U.S. FEDERAL INCOME TAX LAWS TO THEIR PARTICULAR SITUATIONS AS WELL AS ANY TAX CONSEQUENCES RESULTING FROM OWNING OR DISPOSING OUR ORDINARY SHARES, INCLUDING THE APPLICABILITY AND EFFECT OF THE TAX LAWS OF ANY STATE, LOCAL OR NON-U.S. JURISDICTION, INCOME TAX TREATIES AND INCLUDING ESTATE, GIFT AND INHERITANCE LAWS.

UNDERWRITING

We and the underwriters named below have entered into an underwriting agreement with respect to the Ordinary Shares being offered. Subject to certain terms and conditions of the underwriting agreement, each underwriter named below has severally agreed to purchase the number of Ordinary Shares indicated in the following table. B. Riley Securities, Inc. and Needham & Company, LLC, are acting as the representatives of the underwriters.

Underwriters	Number of Shares
B. Riley Securities, Inc.
Needham & Company, LLC
Macquarie Capital (USA) Inc.
Roth Capital Partners, LLC
Clear Street LLC
Craig-Hallum Capital Group LLC
Total	7,812,500

The underwriting agreement provides that the obligation of the underwriters to purchase all of the shares being offered to the public is subject to approval of legal matters by counsel and the satisfaction of other conditions. These conditions include, among others, the continued accuracy of representations and warranties made by us in the underwriting agreement, delivery of legal opinions and the absence of any material changes in our assets, business or prospects after the date of this prospectus. The underwriters are committed to take and pay for all of the Ordinary Shares being offered, if any are taken, other than the shares covered by the option described below unless and until this option is exercised.

The underwriters have an option to buy up to an additional 1,171,875 Ordinary Shares from the Company. They may exercise that option for 30 days. If any shares are purchased pursuant to this option, the underwriters will severally purchase shares in approximately the same proportion as set forth in the table above.

Shares sold by the underwriters to the public will initially be offered at the public offering price set forth on the cover of this prospectus. Any shares sold by the underwriters to securities dealers may be sold at a discount of up to $            per share from the public offering price. After the initial offering of the shares, the representative may change the offering price and the other selling terms. The offering of the shares by the underwriters is subject to receipt and acceptance and subject to the underwriters’ right to reject any order in whole or in part.

We have agreed to indemnify the several underwriters against certain liabilities, including liabilities under the Securities Act or to contribute to payments which the underwriters or other indemnified parties may be required to make in respect of any such liabilities.

Certain of our and Bit Digital, Inc.’s directors and officers may purchase up to            ordinary shares in this offering on the same terms as the other investors participating in the offering.

Discounts and Expenses

The following table provides information regarding the amount of the underwriting discounts and commissions to be paid to the underwriters by us. These amounts are shown assuming both no exercise and full exercise of the underwriters’ option to purchase additional shares to cover over-allotments, if any.

	Per Share	Total Without Over-Allotment	Total With Over-Allotment
Underwriting discounts and commissions paid by us	$		$
Proceeds, before expenses, to us	$		$

We estimate that the total expenses of the offering, excluding underwriting discounts and commissions, will be approximately $3.1 million. We have also agreed to reimburse the underwriters for certain of their expenses in an amount up to $            .

The representative has informed us that the underwriters do not intend to make sales to discretionary accounts.

Lock-up Agreements

Bit Digital, WhiteFiber and each of our directors, director nominees and executive officers have agreed, subject to certain limited exceptions, not to offer, pledge, sell, contract to sell, grant any option to purchase, or otherwise dispose of our Ordinary Shares or any securities convertible into or exchangeable or exercisable for Ordinary Shares, or to enter into any hedge or other arrangement or any transaction that transfers, directly or indirectly, the economic consequence of ownership of the Ordinary Shares for a period of 180 days after the date of this prospectus, without the prior written consent of B. Riley Securities, Inc., as a representative of the underwriters.

The representative may, in its sole discretion and at any time or from time to time, release all or any portion of the Ordinary Shares subject to the lock-up agreement. Any determination to release any Ordinary Shares would be based upon a number of factors at the time of determination, which may include the market price of the Ordinary Shares, the liquidity of the trading market of the Ordinary Shares, general market conditions, the number of Ordinary Shares and the timing, purposes and terms of the proposed sale or other transfer. The representative does not have any present intention, agreement or understanding, implicit or explicit, to release any of the Ordinary Shares or other securities subject to the lock-up agreements prior to the expiration of the lock-up period described above.

Prior to the offering, there has been no public market for our Ordinary Shares. The public offering price will be negotiated between the Company and the representative. Among the factors to be considered in determining the public offering price of the Ordinary Shares, in addition to prevailing market conditions, will be the Company’s historical performance, estimates of the business potential and earnings prospects of the Company, an assessment of the Company’s management and the consideration of the above factors in relation to market valuation of companies in related businesses.

Nasdaq Capital Market

We have applied to list our Ordinary Shares on the Nasdaq Capital Market under the symbol “WYFI.”

Stabilization

Until the distribution of the securities offered by this prospectus is completed, rules of the SEC may limit the ability of the underwriters to bid for and to purchase our Ordinary Shares. As an exception to these rules, the underwriters may engage in transactions effected in accordance with Regulation M under the Exchange Act that are intended to stabilize, maintain or otherwise affect the price of our Ordinary Shares. The underwriters may engage in over-allotment sales, syndicate covering transactions, stabilizing transactions and penalty bids in accordance with Regulation M:

•        Stabilizing transactions permit bids or purchases for the purpose of pegging, fixing or maintaining the price of the Ordinary Shares, so long as stabilizing bids do not exceed a specified maximum.

•        Over-allotment involves sales by the underwriters of securities in excess of the number of securities the underwriters are obligated to purchase, which creates a short position. The short position may be either a covered short position or a naked short position. In a covered short position, the number of Ordinary Shares over-allotted by the underwriters is not greater than the number of Ordinary Shares that they may purchase in the over-allotment option. In a naked short position, the number of Ordinary Shares involved is greater than the number of shares in the over-allotment option. The underwriters may close out any covered short position by either exercising their over-allotment option or purchasing Ordinary Shares in the open market.

•        Covering transactions involve the purchase of securities in the open market after the distribution has been completed in order to cover short positions. In determining the source of securities to close out the short position, the underwriters will consider, among other things, the price of securities available for purchase in the open market as compared to the price at which they may purchase securities through the over-allotment option. If the underwriters sell more Ordinary Shares than could be covered by the over-allotment option, creating a naked short position, the position can only be closed out by buying securities in the open market. A naked short position is more likely to be created if the underwriters are concerned that there could be downward pressure on the price of the securities in the open market after pricing that could adversely affect investors who purchase in this offering.

•        Penalty bids permit the underwriters to reclaim a selling concession from a selected dealer when the securities originally sold by the selected dealer are purchased in a stabilizing or syndicate covering transaction.

These stabilizing transactions, covering transactions and penalty bids may have the effect of raising or maintaining the market price of our Ordinary Shares or preventing or retarding a decline in the market price of our Ordinary Shares. As a result, the price of our Ordinary Shares may be higher than the price that might otherwise exist in the open market.

Neither we nor the underwriters make any representation or prediction as to the effect that the transactions described above may have on the prices of our Ordinary Shares. These transactions may occur on any trading market. If any of these transactions are commenced, they may be discontinued without notice at any time.

Electronic Prospectus

This prospectus may be made available in electronic format on Internet sites or through other online services maintained by the underwriters or their affiliates. In those cases, prospective investors may view offering terms online and may be allowed to place orders online. Other than this prospectus in electronic format, any information on the underwriters’ or their affiliates’ websites and any information contained in any other website maintained by the underwriters or any affiliate of the underwriters is not part of this prospectus or the registration statement of which this prospectus forms a part, has not been approved and/or endorsed by us or the underwriters and should not be relied upon by investors.

Notice to Prospective Investors in Canada (Alberta, British Columbia, Manitoba, Ontario and Québec Only)

This document constitutes an “exempt offering document” as defined in and for the purposes of applicable Canadian securities laws. No prospectus has been filed with any securities commission or similar regulatory authority in Canada in connection with the offer and sale of Ordinary Shares described herein (the “Securities”). No securities commission or similar regulatory authority in Canada has reviewed or in any way passed upon this document or on the merits of the Securities and any representation to the contrary is an offence.

Canadian investors are advised that this document has been prepared in reliance on section 3A.3 of National Instrument 33-105 Underwriting Conflicts (“NI 33-105”). Pursuant to section 3A.3 of NI 33-105, this document is exempt from the requirement that the issuer and the underwriters in the offering provide Canadian investors with certain conflicts of interest disclosure pertaining to “connected issuer” and/or “related issuer” relationships as may otherwise be required pursuant to subsection 2.1(1) of NI 33-105.

Resale Restrictions

The offer and sale of the Securities in Canada are being made on a private placement basis only and are exempt from the requirement that the issuer prepare and file a prospectus under applicable Canadian securities laws. Any resale of Securities acquired by a Canadian investor in this offering must be made in accordance with applicable Canadian securities laws, which may vary depending on the relevant jurisdiction, and which may require resales to be made in accordance with Canadian prospectus requirements, a statutory exemption from the prospectus requirements, in a transaction exempt from the prospectus requirements or otherwise under a discretionary exemption from the prospectus requirements granted by the applicable local Canadian securities regulatory authority. These resale restrictions may under certain circumstances apply to resales of the Securities outside of Canada.

Representations of Purchasers

Each Canadian investor who purchases the Securities will be deemed to have represented to the issuer, the underwriters and each dealer from whom a purchase confirmation is received, as applicable, that the investor (i) is purchasing as principal, or is deemed to be purchasing as principal in accordance with applicable Canadian securities laws, for investment only and not with a view to resale or redistribution; (ii) is an “accredited investor” as such term is defined in section 1.1 of National Instrument 45-106 Prospectus Exemptions or, in Ontario, as such term is defined in section 73.3(1) of the Securities Act (Ontario); and (iii) is a “permitted client” as such term is defined in section 1.1 of National Instrument 31 – 103 Registration Requirements, Exemptions and Ongoing Registrant Obligations.

Taxation and Eligibility for Investment

Any discussion of taxation and related matters contained in this document does not purport to be a comprehensive description of all of the tax considerations that may be relevant to a Canadian investor when deciding to purchase the Securities and, in particular, does not address any Canadian tax considerations. No representation or warranty is hereby made as to the tax consequences to a resident, or deemed resident, of Canada of an investment in the Securities or with respect to the eligibility of the Securities for investment by such investor under relevant Canadian federal and provincial legislation and regulations.

Rights of Action for Damages or Rescission

Securities legislation in certain provinces or territories of Canada may provide a purchaser with remedies for rescission or damages if this prospectus (including any amendment thereto) contains a misrepresentation, provided that the remedies for rescission or damages are exercised by the purchaser within the time limit prescribed by the securities legislation of the purchaser’s province or territory. The purchaser should refer to any applicable provisions of the securities legislation of the purchaser’s province or territory for particulars of these rights or consult with a legal advisor.

Personal Information

We and the representative hereby notify prospective Canadian purchasers that: (a) we may be required to provide personal information pertaining to the purchaser as required to be disclosed in Schedule I of Form 45-106F1 under NI 45-106 (including its name, address, telephone number, email address, if provided, and the number and type of securities purchased, the total purchase price paid for such securities, the date of the purchase and specific details of the prospectus exemption relied upon under applicable securities laws to complete such purchase) (“personal information”), which Form 45-106F1 may be required to be filed by us under NI 45-106, (b) such personal information may be delivered to the securities regulatory authority or regulator in accordance with NI 45-106, (c) such personal information is being collected indirectly by the securities regulatory authority or regulator under the authority granted to it under the securities legislation of the applicable legislation, (d) such personal information is collected for the purposes of the administration and enforcement of the securities legislation of the applicable jurisdiction, and (e) the purchaser may contact the applicable securities regulatory authority or regulator by way of the contact information provided in Schedule 2 to Form 45-106F1. Prospective Canadian purchasers that purchase securities in this offering will be deemed to have authorized the indirect collection of the personal information by each applicable securities regulatory authority or regulator, and to have acknowledged and consented to such information being disclosed to the Canadian securities regulatory authority or regulator, and to have acknowledged that such information may become available to the public in accordance with requirements of applicable Canadian laws.

Language of Documents

Upon receipt of this document, each Canadian investor hereby confirms that it has expressly requested that all documents evidencing or relating in any way to the sale of the Securities described herein (including for greater certainty any purchase confirmation or any notice) be drawn up in the English language only.

Par la réception de ce document, chaque investisseur canadien confirme par les présentes qu’il a expressément exigé que tous les documents faisant foi ou se rapportant de quelque manière que ce soit à la vente des valeurs mobilières décrites aux présentes (incluant, pour plus de certitude, toute confirmation d’achat ou tout avis) soient rédigés en anglais seulement.

Notice to Prospective Investors in the European Economic Area and the United Kingdom

In relation to the Member States of the European Economic Area and the United Kingdom (each, a “Relevant State”), no offer of our Ordinary Shares which are the subject of the offering contemplated by this prospectus to the public may be made in that Relevant State other than:

•        to any legal entity that is a qualified investor as defined in the Prospectus Regulation;

•        to fewer than 150 natural or legal persons (other than qualified investors as defined in the Prospectus Regulation), subject to obtaining the prior consent of the relevant representative or representatives nominated by us for any such offer; or

•        in any other circumstances falling within Article 1(4) of the Prospectus Regulation,

provided that no such offer of our Ordinary Shares described in this prospectus shall result in a requirement for the publication of a prospectus, by us or any of the underwriters, pursuant to Article 3 of the Prospectus Regulation.

Each purchaser of Ordinary Shares described in this prospectus located within a Relevant State will be deemed to have represented, acknowledged and agreed that (1) it is a “qualified investor” within the meaning of the Prospectus Regulation; and (2) in the case of any Ordinary Shares acquired by it as a financial intermediary as that term is used in Article 5(1) of the Prospectus Regulation, each such financial intermediary will be deemed to have represented, acknowledged and agreed that the Ordinary Shares acquired by it in the offer have not been acquired on a non-discretionary basis on behalf of, nor have they been acquired with a view to their offer or resale to, persons in circumstances which may give rise to an offer to the public other than their offer or resale in a Relevant State to qualified investors, as that term is defined in the Prospectus Regulation, or in circumstances in which the prior consent of the underwriters has been given to the offer or resale; or where Ordinary Shares have been acquired by it on behalf of persons in any Relevant State other than qualified investors, the offer of those Ordinary Shares to it is not treated under the Prospectus Regulation as having been made to such persons. For purposes of this provision, the expression an “offer to the public” in relation to Ordinary Shares in any Relevant State means the communication in any form and by any means of sufficient information on the terms of the offer and the Ordinary Shares to be offered so as to enable an investor to decide to purchase or subscribe to the shares, and the expression “Prospectus Regulation” means Regulation (EU) 2017/1129.

We and the underwriters have not authorized and do not authorize the making of any offer of Ordinary Shares through any financial intermediary on their behalf, other than offers made by the underwriters with a view to the final placement of Ordinary Shares as contemplated in this prospectus.

Accordingly, no purchaser of Ordinary Shares, other than the underwriters, is authorized to make any further offer of the shares on behalf of us or the underwriters.

References to the Prospectus Regulation includes, in relation to the UK, the Prospectus Regulation as it forms part of UK domestic law by virtue of the European Union (Withdrawal) Act 2018.

The above selling restriction is in addition to any other selling restrictions set out below.

Additional Notice to Prospective Investors in the United Kingdom

The communication of this prospectus and any other document or materials relating to the issue of our Ordinary Shares offered hereby is not being made, and such documents and/or materials have not been approved, by an authorized person for the purposes of section 21 of the United Kingdom’s Financial Services and Markets Act 2000, as amended, or the FSMA. Accordingly, such documents and/or materials are not being distributed to, and must not be passed on to, the general public in the United Kingdom. The communication of such documents and/or materials as a financial promotion is only being made to those persons in the United Kingdom who have professional experience in matters relating to investments and who fall within the definition of investment professionals (as defined in Article 19(5) of the Financial Services and Markets Act 2000 (Financial Promotion) Order 2005, as amended, or the Financial Promotion Order), or who fall within Article 49(2)(a) to (d) of the Financial Promotion Order, or who are any other persons to whom it may otherwise lawfully be made under the Financial Promotion Order (all such persons together being referred to as “relevant persons”). In the United Kingdom, our Ordinary Shares offered hereby are only available to, and any investment or investment activity to which this prospectus relates will be engaged in only with, relevant persons. Any person in the United Kingdom that is not a relevant person should not act or rely on this prospectus or any of its contents.

Any invitation or inducement to engage in investment activity (within the meaning of Section 21 of the FSMA) in connection with the issue or sale of Ordinary Shares may only be communicated or caused to be communicated in circumstances in which Section 21(1) of the FSMA does not apply to us.

All applicable provisions of the FSMA must be complied with in respect to anything done by any person in relation to our Ordinary Shares in, from or otherwise involving the United Kingdom.

Notice to Prospective Investors in Germany

This prospectus has not been prepared in accordance with the requirements for a securities or sales prospectus under the German Securities Prospectus Act (Wertpapierprospektgesetz), the German Sales Prospectus Act (Verkaufsprospektgesetz), or the German Investment Act (Investmentgesetz). Neither the German Federal Financial Services Supervisory Authority (Bundesanstalt für finanzdienstleistungsaufsicht — BaFin) nor any other German authority has been notified of the intention to distribute our Ordinary Shares in Germany. Consequently, the Ordinary Shares may not be distributed in Germany by way of public offering, public advertisement or in any similar manner and this prospectus and any other document relating to this offering, as well as information or statements contained therein, may not be supplied to the public in Germany or used in connection with any offer for subscription of Ordinary Shares to the public in Germany or any other means of public marketing. The Ordinary Shares are being offered and sold in Germany only to qualified investors which are referred to in Section 3 paragraph 2 no. 1, in connection with Section 2 no. 6, of the German Securities Prospectus Act, Section 8f paragraph 2 no. 4 of the German Sales Prospectus Act, and in Section 2 paragraph 11 sentence 2 no. 1 of the German Investment Act. This prospectus is strictly for use of the person who has received it. It may not be forwarded to other persons or published in Germany.

Notice to Prospective Investors in Switzerland

This document is not intended to constitute an offer or solicitation to purchase or invest in the securities. The securities may not be publicly offered, directly or indirectly, in Switzerland within the meaning of the Swiss Financial Services Act (“FinSA”) and no application has or will be made to admit the securities to trading on any trading venue (exchange or multilateral trading facility) in Switzerland. Neither this document nor any other offering or marketing material relating to the securities constitutes a prospectus pursuant to the FinSA, and neither this document nor any other offering or marketing material relating to the securities may be publicly distributed or otherwise made publicly available in Switzerland.

Neither this document nor any other offering or marketing material relating to the offering, the Company or the securities have been or will be filed with or approved by any Swiss regulatory authority. In particular, this document will not be filed with, and the offer of securities will not be supervised by, the Swiss Financial Market Supervisory Authority FINMA (“FINMA”), and the offer of securities has not been and will not be authorized under the Swiss Federal Act on Collective Investment Schemes (“CISA”). The investor protection afforded to acquirers of interests in collective investment schemes under the CISA does not extend to acquirers of the securities.

LEGAL MATTERS

The validity of the securities offered in this prospectus is being passed upon for us by Ogier (Cayman) LLP from a Cayman Islands law perspective. Davidoff Hutcher& Citron LLP has also acted as counsel to us in connection with this offering. Certain legal matters in connection with this offering will be passed upon for the underwriters by O’Melveny & Myers LLP and Maples and Calder LLP.

EXPERTS

The combined financial statements of WhiteFiber, Inc. as of December 31, 2024 and 2023 and for the year ended December 31, 2024 and for the period from October 19, 2023 to December 31, 2023, and the financial statements of Enovum Data Centers Corp as of September 30, 2024 and for the nine-month period ended September 30, 2024 included in this prospectus and elsewhere in the registration statement have been audited by Audit Alliance LLP, an independent registered public accounting firm, as stated in their report. Such financial statements have been so included in reliance upon the reports of such firm given upon their authority as experts in accounting and auditing.

WHERE YOU CAN FIND MORE INFORMATION

WhiteFiber has filed a registration statement on Form S-1 with the SEC with respect to the WhiteFiber Ordinary Shares being offered under this prospectus. This prospectus is a part of, and does not contain all of the information set forth in, the registration statement and the exhibits and schedules to the registration statement. For further information with respect to WhiteFiber and its Ordinary Shares, please refer to the registration statement, including its exhibits and schedules. Statements made in this prospectus relating to any contract or other document filed as an exhibit to the registration statement include the material terms of such contract or other document. However, such statements are not necessarily complete, and you should refer to the exhibits attached to the registration statement for copies of the actual contract or document. You may review a copy of the registration statement, including its exhibits and schedules, on the Internet website maintained by the SEC at www.sec.gov. Information contained on any website referenced in this prospectus is not incorporated by reference in this prospectus.

As a result of this offering, WhiteFiber will become subject to the information and reporting requirements of the Exchange Act and, in accordance with the Exchange Act, will file periodic reports, proxy statements and other information with the SEC. We expect to make these reports and other information filed with or furnished to the SEC available, free of charge, through our website at www.whitefiber.com as soon as reasonably practicable after the reports and other information are filed with or furnished to the SEC. Additionally, the SEC maintains an internet website that contains such reports and other information filed electronically with the SEC.

The information contained on, or that can be accessed through, the websites referenced in this prospectus is not part of, and is not incorporated into, this prospectus, and you should not rely on any such information in making an investment decision to purchase shares of our Ordinary Shares. We have included the website addresses referenced in this prospectus only as inactive textual references and do not intend them to be active links to such website addresses.

You should rely only on the information contained in this prospectus or to which this prospectus has referred you. WhiteFiber has not authorized any person to provide you with different information or to make any representation not contained in this prospectus.

THE WHITEFIBER BUSINESS OF BIT DIGITAL, INC.

THE WHITEFIBER BUSINESS OF BIT DIGITAL, INC.

COMBINED BALANCE SHEETS

(Unaudited; Expressed in US dollars, except for the number of shares)

	March 31, 2025	December 31, 2024

ASSETS
Current assets
Cash and cash equivalents	$9,083,232	$11,671,984
Restricted cash	3,732,792	3,732,792
Accounts receivable	2,531,188	5,267,863
Net investment in lease – current	2,632,603	2,546,519
Other current assets	33,447,655	23,285,682
Total current assets	51,427,470	46,504,840

Non-current assets
Deposits for property and equipment	4,273,861	35,743,011
Property, plant, and equipment, net	166,485,653	89,203,483
Operating lease right-of-use assets	14,753,145	14,544,118
Net investment in lease – non-current	6,087,814	6,782,479
Investment securities	1,000,000	1,000,000
Deferred tax asset	103,998	104,642
Intangible Assets	12,762,627	13,028,730
Goodwill	19,243,410	19,383,291
Other non-current assets	3,639,420	2,838,269
Total non-current assets	228,349,928	182,628,023

Total assets	$279,777,398	$229,132,863

LIABILITIES AND EQUITY
Current liabilities
Accounts payable	$1,328,847	$2,346,510
Current portion of deferred revenue	21,175,064	30,698,458
Current portion of operating lease liability	4,869,747	4,372,544
Income tax payable	984,940	985,191
Other payables and accrued liabilities	17,030,801	7,357,839
Total current liabilities	45,389,399	45,760,542

Non-current liabilities
Non-current portion of operating lease liability	8,759,750	9,010,577
Non-current portion of deferred revenue	72,963	73,494
Deferred tax liability	4,341,724	3,776,124
Other long-term liabilities	589,029	785,371
Total non-current liabilities	13,763,466	13,645,566

Total liabilities	59,152,865	59,406,108

Total equity
Parent company net investment	221,122,968	171,148,420
Retained earnings	1,571,729	143,893
Accumulated other comprehensive loss	(2,070,164)	(1,565,558)
Total equity	220,624,533	169,726,755
Total liabilities and equity	$279,777,398	$229,132,863

The accompanying notes are an integral part of these combined financial statements.

THE WHITEFIBER BUSINESS OF BIT DIGITAL, INC.

COMBINED STATEMENTS OF OPERATIONS AND COMPREHENSIVE INCOME

(Unaudited; Expressed in US dollars, except for the number of shares)

	For the three months ended March 31,
	2025	2024
Revenue	$16,767,516	$8,169,332
Operating costs and expenses
Cost of revenue (exclusive of depreciation shown below)	(6,650,677)	(3,157,327)
Depreciation and amortization expenses	(3,829,644)	(2,881,527)
General and administrative expenses	(4,243,819)	(1,196,919)
Total operating expenses	(14,724,140)	(7,235,773)
Income from operations	2,043,376	933,559
Other (expense) income, net	(20,937)	83,292
Income before provision for income taxes	2,022,439	1,016,851
Income tax expenses	(594,603)	(190,341)
Net income	$1,427,836	$826,510
Other comprehensive loss
Foreign currency translation adjustment	(504,606)	—
Total comprehensive income	923,230	826,510

The accompanying notes are an integral part of these combined financial statements.

THE WHITEFIBER BUSINESS OF BIT DIGITAL, INC.

COMBINED STATEMENTS OF CHANGES IN PARENT COMPANY NET INVESTMENT

(Unaudited; Expressed in US dollars, except for the number of shares)

	Parent Company Net Investment	Retained earnings/ (Accumulated deficit)	Accumulated Other Comprehensive Loss	Total Equity
Balances as of January 1, 2024	$50,876,188	$(1,225,949)	$—	$49,650,239
Net income	—	826,511	—	826,511
Parent contribution	9,289,559	—	—	9,289,559
Balances as of March 31, 2024	$60,165,747	$(399,438)	$—	$59,766,309

Balances as of January 1, 2025	171,148,420	143,893	(1,565,558)	169,726,755
Net income	—	1,427,836	—	1,427,836
Parent contribution	49,974,548	—	—	49,974,548
Other comprehensive loss	—	—	(504,606)	(504,606)
Balances as of March 31, 2025	$221,122,968	$1,571,729	$(2,070,164)	$220,624,533

The accompanying notes are an integral part of these combined financial statements.

THE WHITEFIBER BUSINESS OF BIT DIGITAL, INC.

COMBINED STATEMENTS OF CASH FLOWS

(Unaudited; Expressed in US dollars, except for the number of shares)

	For the three months ended March 31,
	2025	2024
Cash Flows from Operating Activities:
Net income	$1,427,836	$826,510
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation and amortization expenses	3,829,644	2,881,527
Changes in assets and liabilities:
Operating lease right-of-use assets	1,058,290	460,955
Accounts receivable	2,727,964	—
Net investment in lease	608,581	235,463
Other current assets	(10,215,260)	3,558,052
Other non-current assets	(879,017)	(98,696)
Accounts payable	(992,687)	3,324,291
Income tax payable	(251)	—
Other payables and accrued liabilities	9,652,427	(4,995,228)
Other long-term liabilities	(196,342)	—
Deferred revenue	(9,520,254)	(9,321,861)
Lease liability	(1,027,457)	(460,954)
Deferred tax liability	592,573	190,341
Net Cash Used in Operating Activities	(2,933,953)	(3,399,600)
Cash Flows from Investing Activity:
Purchases of and deposits made for property, plant, and equipment	(50,165,143)	(63,062)
Net Cash Used in Investing Activity	(50,165,143)	(63,062)
Cash Flows from Financing Activity:
Net transfers from parent	49,974,548	9,289,559
Net Cash Provided by Financing Activity	49,974,548	9,289,559
Net increase in cash, cash equivalents and restricted cash	(3,124,547)	5,826,897
Effect of exchange rate changes on cash, cash equivalents and restricted cash	535,795	—
Cash, cash equivalents and restricted cash, beginning of period	15,404,776	652,566
Cash, cash equivalents and restricted cash, end of period	$12,816,024	$6,479,463
Supplemental Cash Flow Information
Cash paid for income taxes, net of (refunds)	$—	$—
Non-cash Transactions of Investing and Financing Activities
Right of use assets exchanged for operating lease liability	$1,298,508	$—
Reclassification of deposits to property and equipment	$75,415,245	$4,157,314

Reconciliation of cash, cash equivalents and restricted cash

	March 31, 2025	December 31, 2024
Cash and cash equivalents	$9,083,232	$11,671,984
Restricted cash	3,732,792	3,732,792
Total	$12,816,024	$15,404,776

The accompanying notes are an integral part of these combined financial statements.

THE WHITEFIBER BUSINESS OF BIT DIGITAL, INC.

NOTES TO COMBINED FINANCIAL STATEMENTS

1. ORGANIZATION AND PRINCIPAL ACTIVITIES

The accompanying combined financial statements present, on a historical cost basis, the combined assets, liabilities, revenues and expenses of WhiteFiber AI Inc. (f/k/a Bit Digital AI Inc.) (“WhiteFiber AI”) and its subsidiaries and WhiteFiber, Inc. and its subsidiaries (“WhiteFiber” and collectively with WhiteFiber AI the “WhiteFiber Business” or the “Company”). WhiteFiber and WhiteFiber AI are wholly owned subsidiaries of Bit Digital Inc. (“Bit Digital” or “Parent”).

In connection with our initial public offering, Bit Digital, the parent company of WhiteFiber and WhiteFiber AI, will enter into a Contribution Agreement to transfer all the capital stock of WhiteFiber AI, and its subsidiaries and their respective assets and liabilities to WhiteFiber (hereinafter the “Reorganization”) prior to the effective date of the IPO. The transaction is expected to result in two separate, publicly traded companies: Bit Digital, Inc. and WhiteFiber, Inc. On October 11, 2024, WhiteFiber completed the acquisition of Enovum, a Montreal-based owner, operator, and developer of HPC data centers. WhiteFiber had no assets, liabilities, operations, or commitments and contingencies prior to the acquisition.

WhiteFiber was incorporated on August 15, 2024 under the name Celer, Inc. We believe we are a leading provider of high-performance computing (“HPC”) data centers and cloud-based HPC graphics processing units (“GPU”) services, which we term cloud services, for customers such as artificial intelligence (“AI”) and machine learning (“ML”) developers. Our HPC Tier-3 data centers provide hosting and colocation services. Our cloud services are provided by our WhiteFiber AI, Inc., incorporated on October 19, 2023, and its subsidiaries. In connection with our IPO, the WhiteFiber Business is being carved out of Bit Digital, Inc. and will operate as a separate public company.

For the avoidance of doubt, when using the terms “we,” “us,” or “our” throughout this report, it is in reference to the WhiteFiber Business.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of presentation and principles of consolidation

Throughout the periods covered by the combined financial statements, the WhiteFiber Business has historically existed and functioned as part of the consolidated business of Bit Digital. Consequently, stand-alone financial statements have not historically been prepared for the WhiteFiber Business. The accompanying combined financial statements reflect the historical balance sheets, results of operations and cash flows of the WhiteFiber Business, for the periods presented, prepared on a “carve-out” basis and have been derived from the consolidated financial statements and accounting records of Bit Digital, using the historical results of operations and historical basis of assets and liabilities of the Company. Prior to the formation of WhiteFiber Inc., which was a newly formed subsidiary of Bit Digital, the combined financial statements reflect the result of operations and assets and liabilities of WhiteFiber AI, incorporated on October 19, 2023. The results of Enovum are reflected following its acquisition on October 11, 2024.

The Company’s accompanying combined financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America (“U.S. GAAP”) and pursuant to the rules and regulations of the Securities and Exchange Commission (“SEC”). The combined financial statements include the accounts of the Company and its wholly owned subsidiaries. All material transactions and balances among the Company and its subsidiaries have been eliminated upon consolidation. Transactions between the Company and Bit Digital are considered to be effectively settled when the transactions are recorded and included as a component of Parent company net investment in the combined balance sheet and non-cash parent contribution in the combined statement of cash flows. Parent company investment represents Bit Digital’s historical investment in the Company, including WhiteFiber and WhiteFiber AI, and the net effect of transactions with Bit Digital.

All revenues and costs as well as assets and liabilities directly associated with the business activity of the Company are included in the combined financial statements. The combined financial statements also include expense allocations for certain functions provided by Bit Digital, including, but not limited to, certain general corporate expenses related to finance, tax, investor relations, and marketing. These general corporate expenses are included in the combined statements of operations within general and administrative expenses. The amount allocated was $0.9 million and

THE WHITEFIBER BUSINESS OF BIT DIGITAL, INC.

NOTES TO COMBINED FINANCIAL STATEMENTS

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (cont.)

$0.5 million for the three months ended March 31, 2025 and 2024, respectively. Direct usage has been used to attribute expenses that are specifically identifiable to the Company, where practicable. In certain instances, these expenses have been allocated to the Company primarily based on the percentage of revenue or other allocation methodologies that are considered to be a reasonable reflection of the utilization of the services provided to the benefits received. The allocations may not, however, reflect the expense the Company would have incurred as a stand-alone company for the period presented. These costs also may not be indicative of the expenses that the Company will incur in the future or would have incurred if the Company had obtained these services from a third party. Refer to Note 14 for further information.

The combined financial statements do not necessarily reflect what the financial position, results of operations, and cash flows would have been had it operated as a standalone company during the periods presented. Management believes all adjustments necessary for a fair statement of balance sheet, results of operations, and cash flows have been made. Except as otherwise disclosed, all such adjustments are of a normal recurring nature.

Following the Reorganization and IPO, the Company may perform certain functions using its own resources or purchased services. For an interim period following the Reorganization and IPO, however, some of these functions will continue to be provided by Bit Digital, under the TSA.

Use of estimates

In preparing the combined financial statements in conformity with U.S. GAAP, management makes estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. These estimates are based on information as of the date of the combined financial statements. Significant estimates required to be made by management include, but are not limited to, the valuation of current assets, useful lives of property, plant, and equipment, impairment of long-lived assets, intangible assets and goodwill, valuation of assets and liabilities acquired in business combinations, provision necessary for contingent liabilities and realization of deferred tax assets. Actual results could differ from those estimates.

We review the useful lives of equipment on an ongoing basis, and effective January 1, 2025 we changed our estimate of the useful lives for our cloud service equipment from three to five years. The change was made to better reflect the expected usage patterns and economic benefits of the assets. The effect of this change in estimate for Q1 2025, based on cloud service equipment that were included in “Property, plant and equipment, net” as of December 31, 2024 and those acquired during the three months ended March 31, 2025, was a reduction in depreciation and amortization expense of $2.5 million and a benefit to net income of $2.0 million.

Fair value of financial instruments

ASC 825-10 requires certain disclosures regarding the fair value of financial instruments. Fair value is defined as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. A three-level fair value hierarchy prioritizes the inputs used to measure fair value. The hierarchy requires entities to maximize the use of observable inputs and minimize the use of unobservable inputs. The three levels of inputs used to measure fair value are as follows:

•        Level 1 — inputs to the valuation methodology are quoted prices (unadjusted) for identical assets or liabilities in active markets.

•        Level 2 — inputs to the valuation methodology include quoted prices for similar assets and liabilities in active markets, quoted market prices for identical or similar assets in markets that are not active, inputs other than quoted prices that are observable and inputs derived from or corroborated by observable market data.

•        Level 3 — inputs to the valuation methodology are unobservable.

THE WHITEFIBER BUSINESS OF BIT DIGITAL, INC.

NOTES TO COMBINED FINANCIAL STATEMENTS

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (cont.)

Fair value of the Company’s financial instruments, including cash and cash equivalents, restricted cash, deposits, accounts receivable, other receivables, accounts payable, and other payables, approximate their fair values because of the short-term nature of these assets and liabilities. Non-financial assets, such as goodwill, intangible assets, operating lease right-of-use assets, and property, plant and equipment, are adjusted to fair value when there is an indication of impairment and the carrying amounts exceed the asset’s projected undiscounted cash flows. These assets are recorded at fair value only upon recognition of an impairment charge.

Cash and cash equivalents

Cash includes cash on hand and demand deposits in accounts maintained with commercial banks. The Company considers all highly liquid investment instruments with an original maturity of three months or less from the date of purchase to be cash equivalents.

Restricted cash

Restricted cash represents cash balances that support an outstanding letter of credit to third parties related to security deposits and are restricted from withdrawal.

Accounts Receivable

Accounts receivable consist of amounts due from our customers. Receivables are recorded at the invoiced amount less an allowance for any potentially uncollectable accounts under the current expected credit loss (“CECL”) impairment model and presents the net amount of the financial instrument expected to be collected. The CECL impairment model requires an estimate of expected credit losses, measured over the contractual life of an instrument, that considers forecasts of future economic conditions in addition to information about past events and current conditions. In accordance with ASC 326, Measurement of Credit Losses on Financial Instruments (“ASC 326”), the Company evaluates the collectability of outstanding accounts receivable balances to determine an allowance for credit loss that reflects its best estimate of the lifetime expected credit losses. Uncollectible accounts are written off against the allowance when collection does not appear probable.

Due to the short-term nature of the Company’s accounts receivable, the estimate of expected credit loss is based on the aging of accounts using an aging schedule as of period ends. In determining the amount of the allowance for credit losses, the Company considers historical collection history based on past due status, the current aging of receivables, customer-specific credit risk factors including their current financial condition, current market conditions, and probable future economic conditions which inform adjustments to historical loss patterns.

As of March 31, 2025, the allowance for credit loss has not been material to the combined financial statements.

Deposits for property, plant, and equipment

The deposits for property, plant and equipment represented advance payments for purchases of high performance computing equipment. The Company initially recognizes deposits for property, plant, and equipment when cash is advanced to our suppliers. Subsequently, the Company derecognizes and reclassifies deposits for property, plant, and equipment to property, plant, and equipment when control over is transferred to and obtained by the Company.

Below is the roll forward of the balance of deposits for property, plant and equipment for the three months ended March 31, 2025 and 2024, respectively.

THE WHITEFIBER BUSINESS OF BIT DIGITAL, INC.

NOTES TO COMBINED FINANCIAL STATEMENTS

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (cont.)

	For the three months ended March 31,
	2025	2024
Opening balance	$35,743,011	$4,127,371
Reclassification to property, plant, and equipment	(75,415,245)	(4,157,314)
Addition of deposits for property, plant, and equipment	43,946,095	29,943
Ending balance	$4,273,861	$—

Property, plant, and equipment, net

Property, plant, and equipment are recorded at cost and depreciated using the straight-line method over the estimated useful lives of the assets or declining-balance method. Direct costs related to developing or obtaining software for internal use are capitalized as property, plant, and equipment. Capitalized software costs are amortized over the software’s useful life when the software is placed in service. The estimated useful lives by asset category are:

Estimated Useful Life
Cloud service equipment	5 years
Colocation service equipment	10 to 15 years
Building	30 years
Leasehold improvements	15 years
Purchased software	14 months
Other property and equipment	20% to 30%

Effective January 1, 2025, we changed our estimate of the useful lives for our cloud service equipment from three to five years. The change was made to better reflect the expected usage patterns and economic benefits of the assets.

Impairment of long-lived assets

Management reviews long-lived assets for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Recoverability of assets to be held and used is measured by a comparison of the carrying amount of an asset to undiscounted future cash flows expected to be generated by the asset. If such assets are considered to be impaired, the impairment to be recognized is measured by the amount by which the carrying amount of the assets exceeds the fair value of the assets.

Goodwill

Goodwill represents the excess of the purchase price over the fair value of the net assets acquired in a business combination. Goodwill is not subject to amortization, and instead, assessed for impairment annually at the end of each fiscal year, or more frequently when events or changes in circumstances indicate that it is more likely than not that the fair value of a reporting unit is less than its carrying amount in accordance with ASC 350 — Intangibles — Goodwill and Other.

The impairment assessment involves an option to first assess qualitative factors to determine whether events or circumstances exist that lead to a determination that it is more likely than not that the fair value of a reporting unit is less than its carrying amount. If the qualitative assessment is not performed, or after assessing the totality of the events or circumstances, we determine it is more likely than not that the fair value of a reporting unit is less than its carrying amount, a quantitative assessment for potential impairment is performed.

The quantitative goodwill impairment test is performed by comparing the fair value of the reporting unit with its carrying amount, including goodwill. If the fair value of the reporting unit exceeds its carrying amount, goodwill is not impaired. An impairment loss is recognized for any excess of the carrying amount of the reporting unit over its fair value up to the amount of goodwill allocated to the reporting unit.

THE WHITEFIBER BUSINESS OF BIT DIGITAL, INC.

NOTES TO COMBINED FINANCIAL STATEMENTS

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (cont.)

Finite-lived intangible Assets

Intangible assets are recorded at cost less any accumulated amortization and any accumulated impairment losses. Intangible assets acquired through business combinations are measured at fair value at the acquisition date.

Intangible assets with finite lives are comprised of customer relationships and are amortized on straight-line basis over their estimated useful lives. The Company assesses the appropriateness of finite-lived classification at least annually. Additionally, the carrying value and remaining useful lives of finite lived assets are reviewed annually to identify any circumstances that may indicate potential impairment or the need for a revision to the amortization period. A finite-lived intangible asset is considered to be impaired if its carrying value exceeds the estimated future undiscounted cash flows expected to be generated from it. We apply judgment in selecting the assumptions used in the estimated future undiscounted cash flow analysis. Impairment is measured by the amount that the carrying value exceeds fair value. The useful lives of customer relationships is 19 years.

Business combinations

The Company accounts for business combinations under the acquisition method of accounting in accordance with ASC 805 — Business Combinations, by recognizing the identifiable tangible and intangible assets acquired and liabilities assumed, measured at the acquisition date fair value. The determination of fair value involves assumptions, estimates, and judgments. The initial allocation of the purchase price is considered preliminary and therefore subject to change until the end of the measurement period (up to one year from the acquisition date). Goodwill as of the acquisition date is measured as the excess of consideration transferred over the net assets acquired.

Acquisition-related expenses are recognized separately from the business combination and are expensed as incurred.

Investment security

As of March 31, 2025 and December 31, 2024, investment security represents the Company’s investment in a privately held company via a simple agreement for future equity (“SAFE”).

SAFE investments provide the Company with the right to participate in future equity financing of preferred stock. The Company accounted for this investment under ASC 320, Investments — Debt Securities and elected the fair value option for the SAFE investment under ASC 825, Financial Instruments, which requires financial instruments to be remeasured to fair value each reporting period, with changes in fair value recorded in the combined statements of operations. The fair value estimate includes significant inputs not observable in the market, which represents a Level 3 measurement within the fair value hierarchy.

Leases

The Company determines whether an arrangement contains a lease at the inception of the arrangement. If a lease is determined to exist, the term of such lease is assessed based on the date on which the underlying asset is made available for the Company’s use by the lessor. The Company’s assessment of the lease term reflects the non-cancelable term of the lease, inclusive of any rent-free periods and/or periods covered by early-termination options which the Company is reasonably certain of not exercising, as well as periods covered by renewal options which the Company is reasonably certain of exercising. The Company also determines lease classification as either operating or finance at lease commencement, which governs the pattern of expense recognition, and the presentation reflected in the combined statements of operations over the lease term.

For leases with a term exceeding 12 months, an operating lease liability is recorded on the Company’s combined balance sheet at lease commencement reflecting the present value of its fixed minimum payment obligations over the lease term. A corresponding operating lease right-of-use asset equal to the initial lease liability is also recorded, adjusted for any prepayment and/or initial direct costs incurred in connection with execution of the lease and reduced by any lease incentives received. For purposes of measuring the present value of its fixed payment obligations for a given lease, the

THE WHITEFIBER BUSINESS OF BIT DIGITAL, INC.

NOTES TO COMBINED FINANCIAL STATEMENTS

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (cont.)

Company uses its incremental borrowing rate, determined based on information available at lease commencement, as rates implicit in its leasing arrangements are typically not readily determinable. The Company’s incremental borrowing rate reflects the rate it would pay to borrow on a secured basis and incorporates the term and economic environment of the associated lease. Variable lease costs are recognized in the period in which the obligation for those payments is incurred and not included in the measurement of right-of-use assets and operating lease liabilities.

For the Company’s operating leases, fixed lease payments are recognized as lease expense on a straight-line basis over the lease term. For leases with a term of 12 months or less, any fixed lease payments are recognized on a straight-line basis over the lease term and are not recognized on the Company’s combined balance sheet as an accounting policy election. Leases qualifying for the short-term lease exception were insignificant.

For sales-type leases where the Company is the lessor, the Company recognizes a net investment in lease, which comprises of the present value of the future lease payments and any unguaranteed residual value. Interest income is recognized over the lease term at a constant periodic discount rate on the remaining balance of the lease net investment using the rate implicit in the lease and is included in “Revenues”. Sales-type leases result in the recognition of gain or loss at the commencement of the lease, which will be recorded in “Other income, net.”

Revenue recognition

The Company recognizes revenue in accordance with ASC 606, Revenue from Contracts with Customers (“ASC 606”). The Company recognizes revenue when it transfers its goods and services to customers in an amount that reflects the consideration to which the Company expects to be entitled in such exchange. Refer to Note 3, Revenue for further information.

Contract costs

Capitalized contract costs represent the costs directly related and incremental to the origination of new contracts, including commissions that are incurred directly related to obtaining customer contracts. We amortize the deferred contract costs on a straight-line basis over the expected period of benefit. These amounts are included in the accompanying combined balance sheets, with the capitalized costs to be amortized to commission expense over the expected period of benefit included in Other current assets and Non-current assets and commission expense payable included in Other current liabilities and Other long-term liabilities.

The Company capitalized lease expense incurred in December 2023 that are directly related to fulfilling its cloud services which commenced operations in January 2024. The lease expense is directly related to fulfill customer contracts and is expected to be recovered. The capitalized lease expense was reclassified as lease expense in January 2024.

Deferred Revenue

Deferred revenue primarily pertains to prepayments received from customers for services that have not yet commenced as of March 31, 2025. Deferred revenues are recognized as revenue recognition criteria have been met.

Remaining performance obligation

Remaining performance obligations represent the transaction price of contracts for work that have not yet been performed. The amount represents estimated revenue expected to be recognized in the future related to the unsatisfied portion of the performance obligation.

Cost of revenue

The Company’s cost of revenue consists primarily of (i) direct production costs related to our cloud services, including electricity costs, data center lease costs, and other relevant costs and (ii) direct production costs related to our colocation services, including electricity costs, lease costs and other relevant costs

THE WHITEFIBER BUSINESS OF BIT DIGITAL, INC.

NOTES TO COMBINED FINANCIAL STATEMENTS

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (cont.)

Cost revenue excludes depreciation, which is separately stated in the Company’s combined statements of operations.

Foreign currency

Accounts expressed in foreign currencies are translated into U.S. dollars. Functional currency assets and liabilities are translated into U.S. dollars generally using rates of exchange prevailing at the balance sheet date of each respective subsidiary and the related translation adjustments are recorded as a separate component of Accumulated other comprehensive income, net of any related taxes, in total equity. Income statement accounts expressed in functional currencies are translated using average exchange rates during the period. Functional currencies are generally the currencies of the local operating environment. Financial statement accounts expressed in currencies other than the functional currency of a combined entity are remeasured into that entity’s functional currency resulting in exchange gains or losses recorded in other income (expense), net.

Operating segments

Operating segments are defined as components of an entity for which discrete financial information is available that is regularly reviewed by the Chief Operating Decision Maker (“CODM”) in deciding how to allocate resources to an individual segment and in assessing performance. Our CODM is composed of the Chief Executive Officer and Chief Financial Officer who use segment gross profit (loss) to assess the performance of the business of our reportable operating segments.

Income taxes

We account for current and deferred income taxes in accordance with the authoritative guidance, which requires that the income tax impact is to be recognized in the period in which the law is enacted. Current income tax expense represents taxes paid or payable for the current period. Deferred tax assets and liabilities are recognized using enacted tax rates for the future tax impact of temporary differences between the financial statement and tax bases of recorded assets and liabilities. A valuation allowance is recorded to reduce deferred tax assets when it is more likely than not that a tax benefit will not be realized based on historical and projected future taxable income over the periods in which the temporary differences are expected to be recovered or settled on each jurisdiction.

In accordance with the authoritative guidance on accounting for uncertainty in income taxes, we recognize liabilities for uncertain tax positions based on the two-step process. The first step is to evaluate the tax position for recognition by determining if the weight of available evidence indicates that it is more likely than not that the position will be sustained in audit, including resolution of related appeals or litigation processes, if any. The second step is to measure the tax benefit as the largest amount that is more than 50% likely of being realized upon ultimate settlement.

Commitments and contingencies

In the normal course of business, the Company is subject to contingencies, such as legal proceedings and claims arising out of its business, which cover a wide range of matters. Liabilities for contingencies are recorded when it is probable that a liability has been incurred and the amount of the assessment can be reasonably estimated.

If the assessment of a contingency indicates that it is probable that a material loss is incurred and the amount of the liability can be estimated, then the estimated liability is accrued in the Company’s financial statements. If the assessment indicates that a potentially material loss contingency is not probable, but is reasonably possible, or is probable but cannot be estimated, then the nature of the contingent liability, together with an estimate of the range of possible loss, if determinable and material, would be disclosed.

Loss contingencies considered remote are generally not disclosed unless they involve guarantees, in which case the nature of the guarantee would be disclosed.

THE WHITEFIBER BUSINESS OF BIT DIGITAL, INC.

NOTES TO COMBINED FINANCIAL STATEMENTS

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (cont.)

Share-based compensation

The Company’s eligible employees have traditionally participated in Bit Digital’s shared-based compensation plans and will continue to do so until the IPO is completed. The Company recognizes compensation expenses as an allocation portion of share-based compensation expenses associated with Bit Digital’s shared employees.

Bit Digital expenses stock-based compensation to employees and non-employees over the requisite service period based on the grant-date fair value of the awards. Bit Digital estimates the fair value of stock option grants using the Black-Scholes option pricing model and the assumptions used in calculating the fair value of stock-based awards represent management’s best estimates and involve inherent uncertainties and the application of management’s judgment. These assumptions are the expected stock volatility, the risk-free interest rate, the expected life of the option, and the dividend yield on the underlying stock. Expected volatility is calculated based on the historical volatility of Bit Digital’s ordinary shares over the expected term of the option. Risk-free interest rates are calculated based on risk — free rates for the appropriate term. Bit Digital has elected to account for forfeitures of awards as they occur.

Recent accounting pronouncements

The Company continually assesses any new accounting pronouncements to determine their applicability. When it is determined that a new accounting pronouncement affects the Company’s financial reporting, the Company undertakes a study to determine the consequences of the change to its combined financial statements and assures that there are proper controls in place to ascertain that the Company’s combined financial statements properly reflect the change.

In November 2023, the FASB issued ASU No. 2023-07, Segment Reporting (Topic 280): Improvements to Reportable Segment Disclosures. ASU 2023-07 is designed to improve the reportable segment disclosure requirements, primarily through enhanced disclosures about significant segment expenses that are regularly provided to the Company’s chief operating decision — making group (the “CODM”). The new standard is effective for the Company for its annual periods beginning January 1, 2024 and for interim periods beginning January 1, 2025, with early adoption permitted. The Company adopted ASU 2023-07 on January 1, 2024, which did not have a material impact on the combined financial statements.

In December 2023, the Financial Accounting Standards Board (“FASB”) issued ASU 2023-09, Income Taxes (Topic 740): Improvements to Income Tax Disclosures (“ASU 2023-09”). ASU 2023-09 expands existing income tax disclosures for rate reconciliations by requiring disclosure of certain specific categories and additional reconciling items that meet quantitative thresholds and expands disclosures for income taxes paid by requiring disaggregation by certain jurisdictions. For public business entities (“PBEs”), ASU 2023-09 is effective for annual periods beginning after December 15, 2024; early adoption is permitted. The new standard is effective for the Company for its annual periods beginning January 1, 2025 and concluded that it will adopt the standard prospectively on the consolidated financial statements to be included in the annual report for the year ending December 31, 2025. The Company is currently evaluating the impact of the new requirement for its income tax disclosure.

In November 2024, the FASB issued ASU 2024-03, Income Statement — Reporting Comprehensive Income — Expense Disaggregation Disclosures (Subtopic 220-40) (“ASU 2024-03”). ASU 2024-03 requires, in the notes to the financial statements, disclosures of specified information about certain costs and expenses specified in the updated guidance. ASU 2024-03 is effective for annual reporting periods beginning after December 15, 2026, and interim reporting periods beginning after December 15, 2027. Early adoption is permitted. The Company is evaluating the impact the updated guidance will have on its disclosures.

THE WHITEFIBER BUSINESS OF BIT DIGITAL, INC.

NOTES TO COMBINED FINANCIAL STATEMENTS

3. REVENUE FROM CONTRACTS WITH CUSTOMERS

The Company recognizes revenue in accordance with ASC 606, Revenue from Contracts with Customers (“ASC 606”).

To determine revenue recognition for contracts with customers, the Company performs the following five steps: (i) identify the contract with the customer, (ii) identify the performance obligations in the contract, (iii) determine the transaction price, including variable consideration to the extent that it is probable that a significant future reversal will not occur, (iv) allocate the transaction price to the respective performance obligations in the contract, and (v) recognize revenue when (or as) the Company satisfies the performance obligation.

The Company recognizes revenue when it transfers its goods and services to customers in an amount that reflects the consideration to which the Company expects to be entitled in such exchange.

The Company is currently engaged in high performance computing (“HPC”) business, including cloud services and colocation services through its operation of HPC data centers.

Disaggregation of revenues

Revenue disaggregated by reportable segment is presented in Note 14, Segment Reporting.

Cloud services

The Company provides cloud services to support customers’ generative AI workstreams. We have determined that cloud services are a single continuous service comprised of a series of distinct services that are substantially the same and have the same pattern of transfer (i.e. distinct days of service).

These services are consumed as they are received, and the Company recognizes revenue over time using the variable allocation exception as it satisfies performance obligations. We apply this exception because we concluded that the nature of our obligations and the variability of the payment terms based on the number of GPUs providing HPC services are aligned and uncertainty related to the consideration is resolved on a daily basis as we satisfy our obligations. The Company recognizes revenue net of consideration payable to customers, such as service credits, and accounted for as a reduction of the transaction price in accordance with guidance in ASC 606-10-32-25.

During the three months ended March 31, 2024, the Company issued a service credit of $1.3 million to the customer as compensation for decreased utilization during the initial deployment period, which included testing and optimization phases.

The Company’s cloud services revenue has been generated from Iceland.

Data center colocation services

Colocation services generate revenue in Canada by providing customers with physical space, power, and cooling within the data center facility.

Our revenue is primarily derived from recurring revenue streams, mainly (1) colocation, which is the leasing of cabinet space and power and (2) connectivity services, which includes cross-connects. Additionally, the remainder of our revenue is from non-recurring revenue, which primarily includes installation services related to a customer’s initial deployment.

Revenues from recurring revenue streams are billed monthly and recognized ratably over the term of the contract, generally 1 to 5 years for data center colocation customers. Non-recurring installation fees, although generally paid upfront upon installation, are deferred and recognized ratably over the contract term.

We guarantee certain service levels, such as uptime, as outlined in individual customer contracts. If these service levels are not achieved due to any failure of the physical infrastructure or offerings, or in the event of certain instances of damage to customer infrastructure within our data center, we would reduce revenue for any credits or cash payments given to the customer.

THE WHITEFIBER BUSINESS OF BIT DIGITAL, INC.

NOTES TO COMBINED FINANCIAL STATEMENTS

3. REVENUE FROM CONTRACTS WITH CUSTOMERS (cont.)

Contract costs

The Company capitalizes commission expenses directly related to obtaining customer contracts, which would not have been incurred if the contract had not been obtained. As of March 31, 2025, capitalized costs to obtain a contract totaled $1.7 million, and the outstanding commission expense payable was $1.6 million. As of December 31, 2024, capitalized costs to obtain a contract totaled $2.0 million, and the outstanding commission expense payable was $1.6 million.

Contract Assets

Contract assets primarily consist of revenue allocated to complimentary services provided to customers as part of contractual arrangements. As of March 31, 2025 and December 31, 2024, contract assets were $1.5 million and $nil, respectively.

Contract Liabilities

The Company’s contract liabilities consist of deferred revenue and customer deposits. The following table presents changes in the total contract liabilities:

	For the three months ended March 31,
	2025	2024
Beginning balance	$30,771,952	$13,073,449
Revenue earned	(11,113,505)	(9,321,861)
Prepayment received	1,589,580	—
Ending balance	$21,248,027	$3,751,588

Remaining performance obligation

The following table presents estimated revenue expected to be recognized in the future related to the unsatisfied portion of the performance obligation as of March 31, 2025:

	2025	2026	2027	2028	2029	Total
Colocation Services	$4,489,318	$3,381,881	$764,780	$20,305	$—	$8,656,284
Other Revenue	729,505	640,543	360,111	222,236	$67,682	2,020,077
Total contract liabilities	$5,218,823	$4,022,424	$1,124,891	$242,541	$67,682	$10,676,361

4. ACQUISITIONS

On October 11, 2024, the Company acquired 100% of Enovum Data Centers Corp (the “Acquiree” or “Enovum”), an owner, operator, and developer of high-performance computing data centers, located in Montreal, Quebec, Canada. The acquisition of Enovum provides the Company with a strong diversity of existing and prospective colocation customers, delivers a strong pipeline of expansion site opportunities and an experienced management team to lead the development processes, and enables the Company to offer new service offerings. The acquisition creates the potential for significant synergies, as the Company may capture additional margin from HPC customers, versus hosting them with third party data centers. Additionally, Enovum enhances the Company’s competitive positioning in the marketplace, enabling the Company to offer an integrated GPU cloud solution to customers. Finally, the Company will enjoy greater operating flexibility by collocating its owned GPU inventory in Enovum data centers, offering capacity to customers on a just-in-time basis.

The acquisition-date fair value of the consideration transferred totaled $43,834,313. The total consideration consists of $38,993,603 of cash consideration and $4,840,710 in equity-classified exchangeable shares. The acquisition-date fair value of the exchangeable shares was determined based on the opening market price of the Company’s Ordinary Shares as of the acquisition date.

THE WHITEFIBER BUSINESS OF BIT DIGITAL, INC.

NOTES TO COMBINED FINANCIAL STATEMENTS

4. ACQUISITIONS (cont.)

The following table summarizes the preliminary allocation of the purchase price based on the estimated fair value of the assets acquired and liabilities assumed at the acquisition date:

Accounts receivable	$616,153
Other current assets	2,008,566
Property and equipment, net	14,201,790
Operating lease right-of-use assets	4,752,501
Intangible asset	13,486,184
Deferred tax asset	91,368
Other non-current assets	2,493
Accounts payable	(1,866,804)
Other payables and accrued liabilities	(1,100,095)
Current portion of deferred revenue	(465,360)
Current portion of operating lease liability	(248,301)
Non-current portion of deferred revenue	(123,652)
Non-current portion of operating lease liability	(3,273,709)
Deferred tax liability	(4,090,683)
Total identifiable assets and liabilities	23,990,451
Goodwill	19,843,862
Total Purchase Consideration	$43,834,313

The acquisition-date fair value of the acquired accounts receivable was $616,153, which equals the gross contractual amount. The Company does not expect a material amount of uncollectible contractual cash flows.

The Company recognized customer relationships as an intangible asset of $13,486,184 to be amortized over 19 years.

Of the total Goodwill recognized, $37,000 is attributable to the assembled workforce at Enovum and the rest is attributable to synergies expected to be achieved from the combined operations of the Company and Enovum. The goodwill recognized is not deductible for tax purposes. We assigned the goodwill to our colocation reportable segment.

Through March 31, 2025, the Company recognized $2,080,253 of acquisition-related costs were recognized as expense in the statements of operations line item “General and Administrative Expense”.

The following unaudited pro forma financial information represents the combined results of operations as if the acquisition had occurred on January 1, 2024:

For the three months ended March 31, 2024
Revenue	$8,924,932
Net income	$398,202

These pro forma results are presented for information purposes only and do not necessarily reflect the actual results that would have been achieved had the acquisition occurred on the date assumed, nor are they indicative of future combined results of operations.

These amounts have been calculated after applying the Company’s accounting policies and adjusting the results of Enovum to reflect the additional depreciation and amortization that would have been charged assuming the fair value adjustments to property, plant and equipment, right-of-use asset and intangible assets had been applied on January 1, 2024, together with the consequential tax effects.

THE WHITEFIBER BUSINESS OF BIT DIGITAL, INC.

NOTES TO COMBINED FINANCIAL STATEMENTS

5. OTHER CURRENT ASSETS

Other current assets were comprised of the following:

	March 31, 2025	December 31, 2024
Prepaid consulting service expenses	$2,951,278	$10,050,000
Deferred contract costs	982,039	982,039
Contract assets	807,322	—
Prepayment to third parties(a)	12,005,658	15,402,145
Receivable from third parties	16,238,227	5,784,589
Others	463,131	66,909
Total	$33,447,655	$23,285,682

____________

(a)      As of December 31, 2024, the balance of prepayment to third parties primarily consists of the prepayment to our GPU servers leasing partner.

6. LEASES

Lease as Lessee

During the period from October 19, 2023 to December 31, 2023, the Company entered into a capacity lease agreement for its cloud services designed to support generative AI workstreams. The initial lease term is three years, with automatic renewals for successive twelve-month periods. The lease expense incurred in December 2023 is capitalized as deferred cost since it is directly related to fulfilling its cloud services which commenced operations in January 2024. The capitalized lease payment was expensed in January 2024.

On August 1, 2024, the Company entered into an additional capacity lease agreement for its cloud services. The initial lease term is three years with automatic renewals for successive twelve-month periods.

On March 1, 2025, the Company entered into an additional capacity lease agreement for its cloud services. The initial lease term is three years with automatic renewals for successive twelve-month periods.

As of March 31, 2025 and December 31, 2024, operating right-of-use assets were $14.8 million and $14.5 million, respectively and operating lease liabilities were $13.6 million and $13.4 million, respectively. For the three months ended March 31, 2025 and 2024, the Company’s amortization on the operating lease right-of-use assets totaled $1.1 million and $0.4 million, respectively.

Additional information regarding the Company’s leasing activities as a lessee is as follows:

	For the three months ended March 31,
	2025	2024
Operating cash outflows from operating leases	$1,323,557	$600,000
Weighted average remaining lease term – operating lease	9.5	2.8
Weighted average discount rate – operating lease	9.1%	9.9%

THE WHITEFIBER BUSINESS OF BIT DIGITAL, INC.

NOTES TO COMBINED FINANCIAL STATEMENTS

6. LEASES (cont.)

The following table represents our future minimum operating lease payments as of March 31, 2025:

Year	Amount
2025	$4,220,612
2026	5,532,924
2027	2,214,942
2028 and thereafter	6,353,150
Total undiscounted lease payments	18,321,629
Less present value discount	(4,692,132)
Present value of lease liability	$13,629,497

The Company entered into a GPU server lease agreement effective January 2024 for its cloud services designed to support generative AI workstreams. The lease payment depends on the usage of the GPU servers and the Company concludes that the lease payments are variable and will be recognized when they are incurred. For the three months ended March 31, 2025 and 2024, the GPU server lease expense amounted to $3.7 million and $2.1 million, respectively.

Lease as Lessor

During the quarter ended March 31, 2024, the Company entered into a sales-type lease agreement as a lessor for its data storage equipment. The term of the lease is scheduled to expire in December 2026.

During the quarter ended September 30, 2024, the Company entered into a sales-type lease agreement as a lessor for its data storage equipment. The term of the lease is scheduled to expire in December 2026.

During the quarter ended December 31, 2024, the Company entered into two sales-type lease agreements as a lessor for its cloud service equipment. The term of the lease is scheduled to expire in October 2029 and November 2029, respectively.

The components of lease income for the sales-type lease were as follows:

	For the three months ended March 31,
	2025	2024
Interest income related to net investment in lease	$280,567	$99,748

Interest income is included in the combined statements of operations under the caption “Revenue”.

The components of net investment in sales-type leases were as follows:

	For the three months ended March 31,
	2025	2024
Net investment in lease – lease payment receivable	$8,720,417	$9,328,998

THE WHITEFIBER BUSINESS OF BIT DIGITAL, INC.

NOTES TO COMBINED FINANCIAL STATEMENTS

6. LEASES (cont.)

The following table illustrates the Company’s future minimum receipts for sales-type lease as of March 31, 2025:

Year	Sales-Type Lease
2025	$2,667,441
2026	3,556,590
2027	1,575,058
2028	1,575,058
2029	1,366,348
Total future minimum receipts	10,740,495
Unearned interest income	(2,020,078)
Net investment in sales type lease	$8,720,417

The present value of minimum sales-type receipts of $8,720,417 is included in the combined balance sheets under the caption “Net investment in lease”.

7. PROPERTY, PLANT, AND EQUIPMENT, NET

Property, plant, and equipment, net was comprised of the following:

	March 31, 2025	December 31, 2024
Cloud service equipment	$98,055,542	$63,360,624
Colocation service equipment	12,536,969	12,509,288
Purchased software and internal-use software development costs	2,148,623	495,285
Land	3,477,263	3,502,539
Building	19,334,202	19,474,743
Leasehold Improvements	2,080,752	2,032,691
Other property and equipment	28,856	29,066
Less: Accumulated depreciation	(20,975,937)	(17,325,410)
	116,686,270	84,078,826
Construction in progress	49,799,383	5,124,657
Property, plant, and equipment, net	$166,485,653	$89,203,483

For the three months ended March 31, 2025 and 2024, depreciation and amortization expenses were $3.8 million and $2.9 million, respectively. Construction in Progress represents assets received but not placed into service as of March 31, 2025 and December 31, 2024.

The Company purchased data storage equipment totaling $5,315,202 and almost immediately thereafter, we entered into a sales-type lease agreement effective January 2024 for a portion of these assets valued at $3,353,608 with a third party. As a result, the leased data storage equipment was derecognized from our property, plant, and equipment and recorded as a net investment in lease. Refer to Note 6. Leases for more information.

8. INVESTMENT SECURITY

As of March 31, 2025 and December 31, 2024, investment security represents the Company’s investment of $1,000,000 in a privately held company via a simple agreement for future equity (“SAFE”).

On June 30, 2024 (the “Effective Date”), the Company entered into a simple agreement for future equity (“SAFE”) agreement for an initial investment amount of $1 million in exchange for a right to participate in a future equity financing of preferred stock to be issued by Canopy Wave Inc. (“Canopy”). Alternatively, upon a liquidity event such as a change in control, a direct listing or an initial public offering, the Company is entitled to receive the greater of (i) the SAFE investment amount plus 15% annual accrued interest (the “cash-out amount”) or (ii) the SAFE

THE WHITEFIBER BUSINESS OF BIT DIGITAL, INC.

NOTES TO COMBINED FINANCIAL STATEMENTS

8. INVESTMENT SECURITY (cont.)

investment amount divided by a discount to the price per share of Canopy’s ordinary shares. In a dissolution event, such as a bankruptcy, the Company is entitled to receive the cash-out amount. If the SAFE is outstanding on the three-year anniversary of the Effective Date, then the SAFE will expire and the Company will be entitled to receive the cash-out amount. In the event of a qualifying equity financing, the number of shares of preferred stock received by the Company would be determined by dividing the SAFE investment amount by a discounted price per share of the preferred stock issued in the respective equity financing. The Company recorded an investment of $1 million as an investment in the SAFE on the combined balance sheets. Additionally, per the terms of the SAFE arrangement, the Company may be obligated to invest up to an additional $2 million into the SAFE arrangement if Canopy satisfies certain milestones prior to the expiration of the SAFE, or if an equity financing event occurs.

The Company accounted for this investment under ASC 320, Investments — Debt Securities and elected the fair value option for the SAFE investment pursuant to ASC 825, Financial Instruments, which requires financial instruments to be remeasured to fair value each reporting period, with changes in fair value recorded in the combined statements of operations. The fair value estimate includes significant inputs not observable in the market, which represents a Level 3 measurement within the fair value hierarchy. The decision to elect the fair value option is determined on an instrument-by-instrument basis on the date the instrument is initially recognized, is applied to the entire instrument, and is irrevocable once elected. For instruments measured at fair value, embedded conversion or other features are not required to be separated from the host instrument. Issuance costs related to convertible securities carried at fair value are not deferred and are recognized as incurred on the combined statements of operations. For the three months ended March 31, 2025, the Company did not record upward adjustments or downward adjustments on the investment.

9. OTHER NON-CURRENT ASSETS

Other non-current assets were comprised of the following:

	March 31, 2025	December 31, 2024
Deposits(a)	$1,584,652	$423,511
Deferred contract costs	736,529	982,039
Contract assets	740,045	—
Others	578,194	1,432,719
Total	$3,639,420	$2,838,269

____________

(a)      As of March 31, 2025 and December 31, 2024, the balance of deposits primarily consisted of the deposits made to utility company related to our colocation services.

10. SHARE-BASED COMPENSATION

Certain employees of the Company have historically participated in Bit Digital’s 2021 Second Omnibus Equity Incentive Plan (“2021 Second Plan”) and 2023 Omnibus Equity Incentive Plan (“2023 Plan”) which provide long-term incentive compensation to employees, consultants, officers and directors and consist of restricted stock units, restricted share awards and stock options. Until the IPO is completed, certain employees of the Company will continue to participate in the share-based compensation plans authorized and managed by Bit Digital.

All significant awards granted under these plans will settle in shares of Bit Digital’s ordinary shares and are approved by Bit Digital’s Compensation Committee of the Board of Directors. As such, all related equity account balances, other than allocations of compensation expense, remained at the Bit Digital level. Stock compensation allocated to the Company for its employees is based on the same methodology used for the allocation of other corporate expenses. The allocations of stock compensation to the Company were $38 thousand and $0.1 million for the three months ended March 31, 2025 and 2024, respectively.

THE WHITEFIBER BUSINESS OF BIT DIGITAL, INC.

NOTES TO COMBINED FINANCIAL STATEMENTS

10. SHARE-BASED COMPENSATION (cont.)

On February 6, 2025, the Board of Directors of WhiteFiber adopted the 2025 Omnibus Equity Incentive Plan (the “2025 Plan”). The 2025 Plan provides for the award of restricted share units, restricted share awards and options to employees, consultants, officers and directors and up to twelve (12) million Ordinary Shares.

11. GOODWILL AND INTANGIBLE ASSETS

Goodwill

The components of goodwill as of March 31, 2025 are as follows:

As of March 31, 2025
Enovum Data Centers Corp.	$19,243,410
Total goodwill	$19,243,410

The Company recorded goodwill in the amount of $19.2 million in connection with its acquisition of Enovum on October 11, 2024. Refer to Note 4. Acquisitions for further information.

Finite-lived intangible assets

In addition to goodwill, in connection with the acquisition of Enovum, the Company recorded an identified intangible asset, customer relationships, with a definite useful life of 19 years in the amount of $13.5 million. Refer to Note 4. Acquisitions for further information.

The following table presents the Company’s finite-lived intangible assets as of March 31, 2025:

	As of March 31, 2025
	Cost	Accumulated amortization	Net
Customer relationships	$13,486,184	$(723,557)	$12,762,627
Total	$13,486,184	$(723,557)	$12,762,627

The following table presents the Company’s finite-lived intangible assets as of December 31, 2024:

	As of December 31, 2024
	Cost	Accumulated amortization	Net
Customer relationships	$13,486,184	$(457,454)	$13,028,730
Total	$13,486,184	$(457,454)	$13,028,730

The following table presents the Company’s estimated future amortization of finite-lived intangible assets as of March 31, 2025:

2025	$519,994
2026	693,325
2027	693,325
Thereafter	10,855,983
Total	$12,762,627

The Company did not identify any impairment of its finite-lived intangible assets during the three months ended March 31, 2025.

THE WHITEFIBER BUSINESS OF BIT DIGITAL, INC.

NOTES TO COMBINED FINANCIAL STATEMENTS

12. INCOME TAXES

The following table provides details of income taxes:

	For the Three Months Ended March 31,
	2025	2024
Income before income taxes	$2,022,439	$1,016,851
Provision for income taxes	$594,603	$190,341
Effective tax rate	29.4%	18.7%

Our income tax provision was $0.6 million and $0.2 million for the three months ended March 31, 2025 and 2024, respectively. The income tax provision was higher during the three months ended March 31, 2025 compared to the three months ended March 31, 2024 primarily due to the higher profitability from business operational results in Iceland during the three months ended March 31, 2025 compared to the same period in 2024.

Our future effective income tax rate depends on various factors, such as tax legislation, the geographic composition of our pre-tax income, the amount of our pre-tax income as business activities fluctuate, non-deductible expenses, non-taxable book gain in certain jurisdiction, change of valuation allowance and the effectiveness of our tax planning strategies. We also continue to monitor the adoption of Pillar Two relating to the global minimum tax in each of our tax jurisdictions to evaluate its impact on our effective income tax rate. For the three months ended March 31, 2025, the Company is not subject to Pillar Two global minimum tax.

13. SEGMENT REPORTING

The Company has two reportable segments: cloud services and colocation services. The reportable segments are identified based on the types of service performed.

Gross profit (loss) is the segment performance measure the chief operating decision maker (“CODM”) uses to assess the Company’s reportable segments.

The cloud services segment generates revenue from providing high performance computing services to support generative AI workstreams. Cost of revenue consists of direct production costs, including electricity costs, data center lease expense, GPU servers lease expense, and other relevant costs, but excluding depreciation and amortization.

Colocation services generate revenue by providing customers with physical space, power and cooling within the data center facility. Cost of revenue consists of direct production costs related to our HPC data center services, including electricity costs, lease costs and other relevant costs.

The CODM analyzes the performance of the segments based on reportable segment revenue and reportable segment cost of revenue. No operating segments have been aggregated to form the reportable segments.

Other than the $19.8 million of goodwill from the Enovum acquisition allocated to the Colocation Services segment, the Company does not allocate all assets to the reporting segments as these are managed on an entity-wide basis. Therefore, the Company does not separately disclose the total assets of its reportable operating segments.

All Other revenue is generated from equipment leases with external customers.

Concentrations

During the three months ended March 31, 2025, the Company earned revenue of approximately $12.6 million from one customer, representing 75% of the Company’s total consolidated revenue. During the three months ended March 31, 2024, the Company earned revenue of approximately $8.2 million from one customer, representing 100% of the Company’s total consolidated revenue.

THE WHITEFIBER BUSINESS OF BIT DIGITAL, INC.

NOTES TO COMBINED FINANCIAL STATEMENTS

13. SEGMENT REPORTING (cont.)

The following tables present segment revenue and segment gross profit reviewed by the CODM:

Three Months Ended March 31, 2025

	Cloud services	Colocation services	Total
Revenue from external customers	$14,842,286	$1,644,663	$16,486,949

Reconciliation of revenue
Other revenue(a)			280,567
Total consolidated revenue			16,767,516

Less:
Electricity costs	590,103	223,058	813,161
Datacenter lease expense	1,274,054	—	1,274,054
GPU lease expense	3,747,386	—	3,747,386
Datacenter rent expense	—	150,537	150,537
Other segment items(b)	493,298	172,241	665,539
Segment gross profit	$8,737,445	$1,098,827	$9,836,272

____________

(a)      Other revenue is primarily attributable to Equipment Leasing revenue and is therefore not included in the total for segment gross profit.

(b)      All amounts included within Other segment items are individually insignificant.

Three Months Ended March 31, 2024

	Cloud services	Total
Revenue from external customers	$8,069,584	$8,069,584

Reconciliation of revenue
Other revenue(a)		99,748
Total consolidated revenue		8,169,332

Less:
Electricity costs	83,378	83,378
Datacenter lease expense	700,890	700,890
GPU lease expense	2,082,179	2,082,179
Other segment items(b)	290,880	290,880
Segment gross profit	$4,912,257	$4,912,257

____________

(a)      Other revenue is primarily attributable to Equipment Leasing and is therefore not included in the total for segment gross profit.

(b)      All amounts included within Other segment items are individually insignificant.

THE WHITEFIBER BUSINESS OF BIT DIGITAL, INC.

NOTES TO COMBINED FINANCIAL STATEMENTS

13. SEGMENT REPORTING (cont.)

The following table presents the reconciliation of segment gross profit to net income before taxes:

	For the Three Months Ended March 31,
	2025	2024
Segment gross profit	$9,836,272	$4,912,257

Reconciling Items:
Other profit(a)	280,567	99,748
Depreciation and amortization expenses	(3,829,644)	(2,881,527)
General and administrative expenses	(4,243,819)	(1,196,919)
Other (expense) income, net	(20,937)	83,292
Net income before taxes	$2,022,439	$1,016,851

____________

(a)      Other profit is primarily attributable to Equipment Leasing and is therefore not included in the total for segment gross profit.

Geographic Information

Revenue by geographic location, based on the location where services are provided by the Company to the customer, with no other country individually comprising greater than 10% of total revenue, is as follows:

	March 31, 2025	March 31, 2024
Iceland	$14,842,286	$8,069,584
Canada	1,644,663	—
Other countries	280,567	99,748
	$16,767,516	$8,169,332

Long-lived assets consist of property, plant and equipment, and operating lease right-of-use assets. The long-lived assets by geographic location are as follows:

	March 31, 2025	December 31, 2024
United States	$2,134,091	$—
Iceland	133,142,796	59,766,182
Canada	45,961,911	43,981,419
	$181,238,798	$103,747,601

14. RELATED PARTIES

Related-party transactions

WhiteFiber AI’s subsidiary, WhiteFiber Iceland ehf, has appointed Daniel Jonsson as its part-time Chief Executive Officer starting November 7, 2023, for a six-month term with a three-month probation. His compensation includes a monthly salary of $8,334, a $6,440 signing bonus, and eligibility for performance-based RSU. Concurrently, Daniel Jonsson is part of the management team at GreenBlocks ehf which not only provides bitcoin mining hosting services but also benefits from a facility loan agreement extended by Bit Digital USA Inc., an affiliate of WhiteFiber Iceland ehf. Additionally, WhiteFiber Iceland ehf has contracted GreenBlocks ehf for consulting services pertaining to our high performance computing services in Iceland. As of December 31, 2023, the Company owed $21,592 to Daniel Jonsson for salary and bonus, and $160,000 to GreenBlocks ehf for services rendered. By the end of the first quarter of 2024, we had settled these outstanding amounts with both Daniel Jonsson and GreenBlocks ehf. As of March 31, 2025, the Company owed approximately $21 thousand to Daniel Jonsson for salary and bonus.

THE WHITEFIBER BUSINESS OF BIT DIGITAL, INC.

NOTES TO COMBINED FINANCIAL STATEMENTS

14. RELATED PARTIES (cont.)

Bit Digital made a payment of $1 million on behalf of WhiteFiber Iceland ehf, when WhiteFiber Iceland ehf entered into a simple agreement for future equity (“SAFE”) agreement for an initial investment amount of $1 million in exchange for a right to participate in a future equity financing of preferred stock to be issued by Canopy Wave Inc. (“Canopy”). By the end of the third quarter of 2024, we had settled this outstanding amount with Bit Digital.

Guarantees

Bit Digital has issued a guarantee to a third party on behalf of WhiteFiber Iceland ehf, making Bit Digital jointly and severally liable for WhiteFiber Iceland’s payment obligations related to hosting Services fees and electrical costs under to the colocation agreement. There were no payments outstanding as of March 31, 2025.

Allocation of corporate expenses

The Company’s financial statements include Bit Digital’s general corporate expenses which were not historically allocated to the Company for certain support functions provided by Bit Digital. For the purposes of these financial statements, these general corporate expenses have been allocated to the Company. The allocations cover corporate services provided by Bit Digital, including, but not limited to, finance, tax, investor relations, and marketing. Some of these services will continue to be provided by Bit Digital on a temporary basis after the IPO is completed under a transition services agreement. For the three months ended March 31, 2025 and 2024, the Company was allocated $0.9 million and $0.5 million for these corporate services, respectively. These expenses have been allocated to the Company on the basis of direct usage when identifiable, with the remainder allocated on the basis of percent of revenue or other allocation methodologies that are considered to be a reasonable reflection of the utilization of the services provided to the benefits received. Management does not believe, however, that it is practicable to estimate what these expenses would have been had the Company operated as an independent entity, including any expenses associated with obtaining any of these services from unaffiliated entities. Related-party transactions that are not expected to be settled in cash have been included within Parent company net investment in the combined balance sheets. Refer to Note 2 for further information.

15. CONTINGENCIES

From time to time, the Company may be a party to various legal actions arising in the ordinary course of business. The Company accrues costs associated with these matters when they become probable and the amount can be reasonably estimated. Legal costs incurred in connection with loss contingencies are expensed as incurred. As of March 31, 2025, we are not aware of any material contingencies.

16. SUBSEQUENT EVENTS

On April 11, 2025, the Company announced that it has secured the rights to a new data center site in Saint-Jérôme, Québec (“MTL-3”), which is under development and will support the 5 MW (IT Load) colocation agreement with Cerebras Systems (“Cerebras”). The facility spans approximately 202,000 square feet on 7.7 acres and is being developed to support current contracted capacity, with future expansion potential subject to utility approvals. The transaction was executed under a lease-to-own structure, which includes a fixed-price purchase option exercisable within 12 months. The lease term is 20 years, with two 5-year extension options. The facility is being retrofitted to Tier 3 standards, with a targeted go-live date in the fourth quarter of 2025.

On May 20, 2025, we completed the purchase from Unifi Manufacturing, Inc. (“UMI”), pursuant to an amended Real Estate Purchase and Sale Agreement of the Property, as well as certain machinery and equipment located thereon, for a cash purchase price of $45 million. Separately, we entered into a Letter Agreement for the Purchase of Electric Power with Duke Energy dated May 16, 2025 (the “Capacity Agreement”). Pursuant to the Capacity Agreement, Duke Energy agreed to use commercially reasonable efforts to achieve 24 MW of service to the Property by September 1, 2025, 40 MW by April 1, 2026 and 99 MW within four years of the effective date of the Capacity Agreement.

THE WHITEFIBER BUSINESS OF BIT DIGITAL, INC.

NOTES TO COMBINED FINANCIAL STATEMENTS

16. SUBSEQUENT EVENTS (cont.)

Management believes based upon its review of the site and a Duke Energy Preliminary transmission study that the Property may receive and support up to 200 MW (gross) of total electrical supply over an extended period of time, subject to infrastructure upgrades, such as developing new substations and other conditions.

In April 2025, the Company signed two additional cloud services agreements with DNA Holdings Venture Inc. (“DNA Fund”). The first agreement, commencing in early May, includes 104 NVIDIA H200 GPUs under a 23-month term. The second, commencing mid-May, includes 512 H200 GPUs under a 24-month term. With these additions, DNA Fund’s total contracted deployment increased to 1,192 GPUs. Combined, the agreements represent approximately $20.9 million of annualized revenue.

REPORT OF INDEPENDENT PUBLIC ACCOUNTING FIRM

To the shareholders and board of directors of WhiteFiber, Inc.:

Opinion on the Financial Statements

We have audited the accompanying combined balance sheets of the WhiteFiber Business of Bit Digital, Inc. (collectively, the “Company”) as of December 31, 2024 and 2023, the related combined statements of operations and comprehensive loss, changes in parent company net investment, and cash flows for the year ended December 31, 2024 and for the period from October 19, 2023 to December 31, 2023, and the related notes to the combined financial statements and schedules (collectively, the combined financial statements). In our opinion, the combined financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2024 and 2023, and the results of its operations and its cash flows for the year ended December 31, 2024 and for the period from October 19, 2023 to December 31, 2023, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These combined financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on the Company’s financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the combined financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audit, we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion.

Our audit included performing procedures to assess the risks of material misstatement of the combined financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the combined financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the combined financial statements. We believe that our audits provide a reasonable basis for our opinion.

/s/ Audit Alliance LLP

Singapore

May 5, 2025

PCAOB ID No. 3487

We have served as the Company’s auditor since 2024.

THE WHITEFIBER BUSINESS OF BIT DIGITAL, INC.
COMBINED BALANCE SHEETS
(Expressed in US dollars, except for the number of shares)

	December 31, 2024	December 31, 2023
ASSETS
Current assets
Cash and cash equivalents	$11,671,984	$652,566
Restricted cash	3,732,792	—
Accounts receivable	5,267,863	—
Net investment in lease – current	2,546,519	—
Other current assets	23,285,682	14,897,616
Total current assets	46,504,840	15,550,182

Non-current assets
Deposits for property and equipment	35,743,011	4,127,371
Property, plant, and equipment, net	89,203,483	51,030,667
Operating lease right-of-use assets	14,544,118	6,216,255
Net investment in lease – non-current	6,782,479	—
Investment securities	1,000,000	—
Deferred tax asset	104,642	—
Intangible Assets	13,028,730	—
Goodwill	19,383,291	—
Other non-current assets	2,838,269	2,003,251
Total non-current assets	182,628,023	63,377,544
Total assets	$229,132,863	$78,927,726

LIABILITIES AND EQUITY
Current liabilities
Accounts payable	$2,346,510	$100,000
Current portion of deferred revenue	30,698,458	13,073,449
Current portion of operating lease liability	4,372,544	1,864,779
Income tax payable	985,191	—
Other payables and accrued liabilities	7,357,839	8,004,450
Total current liabilities	45,760,542	23,042,678

Non-current liabilities
Non-current portion of operating lease liability	9,010,577	4,351,476
Non-current portion of deferred revenue	73,494	—
Deferred tax liability	3,776,124	—
Other long-term liabilities	785,371	1,883,333
Total non-current liabilities	13,645,566	6,234,809
Total liabilities	59,406,108	29,277,487

Total equity
Parent company net investment	171,148,420	50,876,188
Retained earnings (Accumulated deficit)	143,893	(1,225,949)
Accumulated other comprehensive loss	(1,565,558)	—
Total equity	169,726,755	49,650,239
Total liabilities and equity	$229,132,863	$78,927,726

The accompanying notes are an integral part of these combined financial statements.

THE WHITEFIBER BUSINESS OF BIT DIGITAL, INC.
COMBINED STATEMENTS OF OPERATIONS AND COMPREHENSIVE LOSS
(Expressed in US dollars, except for the number of shares)

	For the Year Ended December 31, 2024	For the Period From October 19, 2023 to December 31, 2023
Revenue	$47,639,237	$—
Operating costs and expenses
Cost of revenue (exclusive of depreciation shown below)	(20,215,831)	—
Depreciation and amortization expenses	(16,511,406)	—
General and administrative expenses	(10,283,615)	(1,243,475)
Total operating expenses	(47,010,852)	(1,243,475)
Income (loss) from operations	628,385	(1,243,475)
Other income, net	1,615,634	19,353
Income (loss) before provision for income taxes	2,244,019	(1,224,122)
Income tax expenses	(874,177)	(1,827)
Net income (loss)	$1,369,842	(1,225,949)
Other comprehensive loss
Foreign currency translation adjustment	(1,565,558)	—
Total comprehensive loss	(195,716)	(1,225,949)

The accompanying notes are an integral part of these combined financial statements.

THE WHITEFIBER BUSINESS OF BIT DIGITAL, INC.
COMBINED STATEMENTS OF CHANGES IN PARENT COMPANY NET INVESTMENT
(Expressed in US dollars, except for the number of shares)

	Parent Company Net Investment	Retained earnings/ (Accumulated deficit)	Total Equity
Balances as of October 19, 2023	$—	$—	$—
Net loss	—	(1,225,949)	(1,225,949)
Parent contribution	50,876,188	—	50,876,188
Balances as of December 31, 2023	$50,876,188	$(1,225,949)	$49,650,239
Net income	—	1,369,842	1,369,842
Parent contribution	120,272,232	—	120,272,232
Other comprehensive loss	—	(1,565,558)	(1,565,558)
Balances as of December 31, 2024	$171,148,420	$(1,421,665)	$169,726,755

The accompanying notes are an integral part of these combined financial statements.

THE WHITEFIBER BUSINESS OF BIT DIGITAL, INC.
COMBINED STATEMENTS OF CASH FLOWS
(Expressed in US dollars, except for the number of shares)

	For the Year Ended December 31, 2024	For the Period From October 19, 2023 to December 31, 2023
Cash Flows from Operating Activities:
Net income (loss)	$1,369,842	$(1,225,949)
Adjustments to reconcile net income (loss) to net cash provided by operating activities:
Depreciation and amortization expenses	16,511,406	—
Changes in assets and liabilities:
Operating lease right-of-use assets	2,713,935	74,324
Accounts receivable	(4,666,006)	—
Intangible Assets	(313,015)	—
Net investment in lease	(4,790,453)	—
Other current assets	(4,455,430)	(14,897,616)
Other non-current assets	(832,572)	(2,003,251)
Accounts payable	423,071	100,000
Income tax payable	985,191	—
Other payables and accrued liabilities	(1,721,174)	8,004,450
Other long-term liabilities	(1,097,960)	1,883,333
Deferred revenue	17,217,731	13,073,449
Lease liability	(2,673,002)	(74,324)
Deferred Tax Liability	(235,011)	—
Net Cash Provided by Operating Activities	18,436,553	4,934,416
Cash Flows from Investing Activities:
Purchases of and deposits made for property, plant, and equipment	(79,026,998)	(55,158,038)
Investment in SAFE	(1,000,000)	—
Net Cash Used in Investing Activities	(80,026,998)	(55,158,038)
Cash Flows from Financing Activity:
Net transfers from parent	76,437,919	50,876,188
Net Cash Provided by Financing Activity	76,437,919	50,876,188
Net increase in cash, cash equivalents and restricted cash	14,847,474	652,566
Effect of exchange rate changes on cash, cash equivalents and restricted cash	(95,264)	—
Cash, cash equivalents and restricted cash, beginning of period	652,566	—
Cash, cash equivalents and restricted cash, end of period	$15,404,776	652,566
Supplemental Cash Flow Information
Cash paid for income taxes, net of (refunds)	$—	—
Non-cash Transactions of Investing and Financing Activities
Right of use assets exchanged for operating lease liability	$6,399,602	6,290,579
Sales-type lease of equipment	$4,538,545	—

Reconciliation of cash, cash equivalents and restricted cash

	December 31, 2024	December 31, 2023
Cash and cash equivalents	$11,671,984	$652,566
Restricted cash	3,732,792	—
Total	$15,404,776	$652,566

THE WHITEFIBER BUSINESS OF BIT DIGITAL, INC.
NOTES TO COMBINED FINANCIAL STATEMENTS

1. ORGANIZATION AND PRINCIPAL ACTIVITIES

The accompanying combined financial statements present, on a historical cost basis, the combined assets, liabilities, revenues and expenses of WhiteFiber AI Inc. (f/k/a Bit Digital AI Inc.) (“WhiteFiber AI”) and its subsidiaries and WhiteFiber, Inc. and its subsidiaries (“WhiteFiber” and collectively with WhiteFiber AI the “WhiteFiber Business” or the “Company”). WhiteFiber and WhiteFiber AI are wholly owned subsidiaries of Bit Digital Inc. (“Bit Digital” or “Parent”).

In connection with our initial public offering, Bit Digital, the parent company of WhiteFiber and WhiteFiber AI, will enter into a Contribution Agreement to transfer all the capital stock of WhiteFiber AI, and its subsidiaries and their respective assets and liabilities to WhiteFiber (hereinafter the “Reorganization”) prior to the effective date of the IPO. The transaction is expected to result in two separate, publicly traded companies: Bit Digital, Inc. and WhiteFiber, Inc. On October 11, 2024, WhiteFiber completed the acquisition of Enovum Data Centers Corp (“Enovum”), a Montreal-based owner, operator, and developer of HPC data centers. WhiteFiber had no assets, liabilities, operations, or commitments and contingencies prior to the acquisition.

WhiteFiber was incorporated on August 15, 2024 under the name Celer, Inc. We believe we are a leading provider of high performance computing (“HPC”) data centers and cloud-based HPC graphics processing units (“GPU”) services, which we term cloud services, for customers such as artificial intelligence (“AI”) and machine learning (“ML”) developers. Our HPC Tier-3 data centers provide hosting and colocation services. Our cloud services are provided by our WhiteFiber AI, Inc., incorporated on October 19, 2023, and its subsidiaries. In connection with our IPO, the WhiteFiber Business are being carved out of Bit Digital, Inc. and will operate as a separate public company.

For the avoidance of doubt, when using the terms “we,” “us,” or “our” throughout this report, it is in reference to the WhiteFiber Business.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of presentation and principles of consolidation

Throughout the periods covered by the combined financial statements, the WhiteFiber Business has historically existed and functioned as part of the consolidated business of Bit Digital. Consequently, stand-alone financial statements have not historically been prepared for the WhiteFiber Business. The accompanying combined financial statements reflect the historical balance sheets, results of operations and cash flows of the WhiteFiber Business, for the periods presented, prepared on a “carve-out” basis and have been derived from the consolidated financial statements and accounting records of Bit Digital, using the historical results of operations and historical basis of assets and liabilities of the Company. Prior to the formation of WhiteFiber Inc., which was a newly formed subsidiary of Bit Digital, the combined financial statements reflect the result of operations and assets and liabilities of WhiteFiber AI, incorporated on October 19, 2023. The results of Enovum are reflected following its acquisition on October 11, 2024.

The Company’s accompanying combined financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America (“U.S. GAAP”) and pursuant to the rules and regulations of the Securities and Exchange Commission (“SEC”). The combined financial statements include the accounts of the Company and its wholly owned subsidiaries. All material transactions and balances among the Company and its subsidiaries have been eliminated upon consolidation. Transactions between the Company and Bit Digital are considered to be effectively settled when the transactions are recorded and included as a component of Parent company net investment in the combined balance sheet and non-cash parent contribution in the combined statement of cash flows. Parent company investment represents Bit Digital’s historical investment in the Company, including WhiteFiber and WhiteFiber AI, and the net effect of transactions with Bit Digital.

All revenues and costs as well as assets and liabilities directly associated with the business activity of the Company are included in the combined financial statements. The combined financial statements also include expense allocations for certain functions provided by Bit Digital, including, but not limited to, certain general corporate expenses related to finance, tax, investor relations, and marketing. These general corporate expenses are included in the combined statements of operations within general and administrative expenses. The amount allocated was

THE WHITEFIBER BUSINESS OF BIT DIGITAL, INC.
NOTES TO COMBINED FINANCIAL STATEMENTS

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (cont.)

$5.7 million and $1.0 million for the year ended December 31, 2024 and for the period from October 19, 2023 to December 31, 2023, respectively. Direct usage has been used to attribute expenses that are specifically identifiable to the Company, where practicable. In certain instances, these expenses have been allocated to the Company primarily based on the percentage of revenue or other allocation methodologies that are considered to be a reasonable reflection of the utilization of the services provided to the benefits received. The allocations may not, however, reflect the expense the Company would have incurred as a stand-alone company for the period presented. These costs also may not be indicative of the expenses that the Company will incur in the future or would have incurred if the Company had obtained these services from a third party. Refer to Note 15 for further information.

The combined financial statements do not necessarily reflect what the financial position, results of operations, and cash flows would have been had it operated as a standalone company during the periods presented. Management believes all adjustments necessary for a fair statement of balance sheet, results of operations, and cash flows have been made. Except as otherwise disclosed, all such adjustments are of a normal recurring nature.

Following the Reorganization and IPO, the Company may perform certain functions using its own resources or purchased services. For an interim period following the Reorganization and IPO, however, some of these functions will continue to be provided by Bit Digital, under a transition services agreement.

Use of estimates

In preparing the combined financial statements in conformity with U.S. GAAP, management makes estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. These estimates are based on information as of the date of the combined financial statements. Significant estimates required to be made by management include, but are not limited to, the valuation of current assets, useful lives of property, plant, and equipment, impairment of long-lived assets, intangible assets and goodwill, valuation of assets and liabilities acquired in business combinations, provision necessary for contingent liabilities and realization of deferred tax assets. Actual results could differ from those estimates.

Fair value of financial instruments

ASC 825-10 requires certain disclosures regarding the fair value of financial instruments. Fair value is defined as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. A three-level fair value hierarchy prioritizes the inputs used to measure fair value. The hierarchy requires entities to maximize the use of observable inputs and minimize the use of unobservable inputs. The three levels of inputs used to measure fair value are as follows:

•        Level 1 — inputs to the valuation methodology are quoted prices (unadjusted) for identical assets or liabilities in active markets.

•        Level 2 — inputs to the valuation methodology include quoted prices for similar assets and liabilities in active markets, quoted market prices for identical or similar assets in markets that are not active, inputs other than quoted prices that are observable and inputs derived from or corroborated by observable market data.

•        Level 3 — inputs to the valuation methodology are unobservable.

Fair value of the Company’s financial instruments, including cash and cash equivalents, restricted cash, deposits, accounts receivable, other receivables, accounts payable, and other payables, approximate their fair values because of the short-term nature of these assets and liabilities. Non-financial assets, such as goodwill, intangible assets, operating lease right-of-use assets, and property, plant and equipment, are adjusted to fair value when there is an indication of impairment and the carrying amounts exceed the asset’s projected undiscounted cash flows. These assets are recorded at fair value only upon recognition of an impairment charge.

THE WHITEFIBER BUSINESS OF BIT DIGITAL, INC.
NOTES TO COMBINED FINANCIAL STATEMENTS

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (cont.)

Cash and cash equivalents

Cash includes cash on hand and demand deposits in accounts maintained with commercial banks. The Company considers all highly liquid investment instruments with an original maturity of three months or less from the date of purchase to be cash equivalents.

Restricted cash

Restricted cash represents cash balances that support an outstanding letter of credit to third parties related to security deposits and are restricted from withdrawal.

Accounts Receivable

Accounts receivable consist of amounts due from our customer. Receivables are recorded at the invoiced amount less an allowance for any potentially uncollectable accounts under the current expected credit loss (“CECL”) impairment model and presents the net amount of the financial instrument expected to be collected. The CECL impairment model requires an estimate of expected credit losses, measured over the contractual life of an instrument, that considers forecasts of future economic conditions in addition to information about past events and current conditions. In accordance with ASC 326, Measurement of Credit Losses on Financial Instruments (“ASC 326”), the Company evaluates the collectability of outstanding accounts receivable balances to determine an allowance for credit loss that reflects its best estimate of the lifetime expected credit losses. Uncollectible accounts are written off against the allowance when collection does not appear probable.

Due to the short-term nature of the Company’s accounts receivable, the estimate of expected credit loss is based on the aging of accounts using an aging schedule as of period ends. In determining the amount of the allowance for credit losses, the Company considers historical collection history based on past due status, the current aging of receivables, customer-specific credit risk factors including their current financial condition, current market conditions, and probable future economic conditions which inform adjustments to historical loss patterns.

As of December 31, 2024, the allowance for credit loss has not been material to the combined financial statements.

Deposits for property, plant, and equipment

The deposits for property, plant and equipment represented advance payments for purchases of high performance computing equipment. The Company initially recognizes deposits for property, plant, and equipment when cash is advanced to our suppliers. Subsequently, the Company derecognizes and reclassifies deposits for property, plant, and equipment to property, plant, and equipment when control over this equipment is transferred to and obtained by the Company.

Below is the roll forward of the balance of deposits for property, plant and equipment for the year ended December 31, 2024 and for the period from October 19, 2023 to December 31, 2023, respectively.

	For the Year Ended December 31, 2024	For the Period From October 19, 2023 to December 31, 2023
Opening balance	$4,127,371	$—
Reclassification to property, plant, and equipment	(23,225,217)	(50,437,607)
Addition of deposits for property, plant, and equipment	55,922,142	54,564,978
Adjustment(a)	(1,081,285)
Ending balance	$35,743,011	$4,127,371

____________

(a)      The adjustment represents a reimbursement from the customer for equipment purchased under an existing service agreement, resulting from the customer’s request to upgrade to a newer generation of GPUs for future deployment.

THE WHITEFIBER BUSINESS OF BIT DIGITAL, INC.
NOTES TO COMBINED FINANCIAL STATEMENTS

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (cont.)

Property, plant, and equipment, net

Property, plant, and equipment are recorded at cost and depreciated using the straight-line method over the estimated useful lives of the assets or declining-balance method. Direct costs related to developing or obtaining software for internal use are capitalized as property, plant, and equipment. Capitalized software costs are amortized over the software’s useful life when the software is placed in service. The estimated useful lives by asset category are:

Estimated Useful Life
Cloud service equipment	3 – 5 years
Colocation service equipment	10 to 15 years
Building	30 years
Leasehold improvements	15 years
Purchased software	14 months
Other property and equipment	20% to 30%

Impairment of long-lived assets

Management reviews long-lived assets for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Recoverability of assets to be held and used is measured by a comparison of the carrying amount of an asset to undiscounted future cash flows expected to be generated by the asset. If such assets are considered to be impaired, the impairment to be recognized is measured by the amount by which the carrying amount of the assets exceeds the fair value of the assets.

Goodwill

Goodwill represents the excess of the purchase price over the fair value of the net assets acquired in a business combination. Goodwill is not subject to amortization, and instead, assessed for impairment annually at the end of each fiscal year, or more frequently when events or changes in circumstances indicate that it is more likely than not that the fair value of a reporting unit is less than its carrying amount in accordance with ASC 350 — Intangibles — Goodwill and Other.

The impairment assessment involves an option to first assess qualitative factors to determine whether events or circumstances exist that lead to a determination that it is more likely than not that the fair value of a reporting unit is less than its carrying amount. If the qualitative assessment is not performed, or after assessing the totality of the events or circumstances, we determine it is more likely than not that the fair value of a reporting unit is less than its carrying amount, a quantitative assessment for potential impairment is performed.

The quantitative goodwill impairment test is performed by comparing the fair value of the reporting unit with its carrying amount, including goodwill. If the fair value of the reporting unit exceeds its carrying amount, goodwill is not impaired. An impairment loss is recognized for any excess of the carrying amount of the reporting unit over its fair value up to the amount of goodwill allocated to the reporting unit.

Finite-lived intangible Assets

Intangible assets are recorded at cost less any accumulated amortization and any accumulated impairment losses. Intangible assets acquired through business combinations are measured at fair value at the acquisition date.

Intangible assets with finite lives are comprised of customer relationships and are amortized on straight-line basis over their estimated useful lives. The Company assesses the appropriateness of finite-lived classification at least annually. Additionally, the carrying value and remaining useful lives of finite lived assets are reviewed annually to identify any circumstances that may indicate potential impairment or the need for a revision to the amortization

THE WHITEFIBER BUSINESS OF BIT DIGITAL, INC.
NOTES TO COMBINED FINANCIAL STATEMENTS

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (cont.)

period. A finite-lived intangible asset is considered to be impaired if its carrying value exceeds the estimated future undiscounted cash flows expected to be generated from it. We apply judgment in selecting the assumptions used in the estimated future undiscounted cash flow analysis. Impairment is measured by the amount that the carrying value exceeds fair value. The useful life of customer relationships is 19 years.

Business combinations

The Company accounts for business combinations under the acquisition method of accounting in accordance with ASC 805 — Business Combinations, by recognizing the identifiable tangible and intangible assets acquired and liabilities assumed, measured at the acquisition date fair value. The determination of fair value involves assumptions, estimates, and judgments. The initial allocation of the purchase price is considered preliminary and therefore subject to change until the end of the measurement period (up to one year from the acquisition date). Goodwill as of the acquisition date is measured as the excess of consideration transferred over the net assets acquired.

Acquisition-related expenses are recognized separately from the business combination and are expensed as incurred.

Investment security

As of December 31, 2024, investment security represents the Company’s investment in a privately held company via a simple agreement for future equity (“SAFE”). As of December 31, 2023, the Company held no investment security.

SAFE investments provide the Company with the right to participate in future equity financing of preferred stock. The Company accounted for this investment under ASC 320, Investments — Debt Securities and elected the fair value option for the SAFE investment under ASC 825, Financial Instruments, which requires financial instruments to be remeasured to fair value each reporting period, with changes in fair value recorded in the combined statements of operations. The fair value estimate includes significant inputs not observable in the market, which represents a Level 3 measurement within the fair value hierarchy.

Leases

The Company determines whether an arrangement contains a lease at the inception of the arrangement. If a lease is determined to exist, the term of such lease is assessed based on the date on which the underlying asset is made available for the Company’s use by the lessor. The Company’s assessment of the lease term reflects the non-cancelable term of the lease, inclusive of any rent-free periods and/or periods covered by early-termination options which the Company is reasonably certain of not exercising, as well as periods covered by renewal options which the Company is reasonably certain of exercising. The Company also determines lease classification as either operating or finance at lease commencement, which governs the pattern of expense recognition, and the presentation reflected in the combined statements of operations over the lease term.

For leases with a term exceeding 12 months, an operating lease liability is recorded on the Company’s combined balance sheet at lease commencement reflecting the present value of its fixed minimum payment obligations over the lease term. A corresponding operating lease right-of-use asset equal to the initial lease liability is also recorded, adjusted for any prepayment and/or initial direct costs incurred in connection with execution of the lease and reduced by any lease incentives received. For purposes of measuring the present value of its fixed payment obligations for a given lease, the Company uses its incremental borrowing rate, determined based on information available at lease commencement, as rates implicit in its leasing arrangements are typically not readily determinable. The Company’s incremental borrowing rate reflects the rate it would pay to borrow on a secured basis and incorporates the term and economic environment of the associated lease. Variable lease costs are recognized in the period in which the obligation for those payments is incurred and not included in the measurement of right-of-use assets and operating lease liabilities.

THE WHITEFIBER BUSINESS OF BIT DIGITAL, INC.
NOTES TO COMBINED FINANCIAL STATEMENTS

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (cont.)

For the Company’s operating leases, fixed lease payments are recognized as lease expense on a straight-line basis over the lease term. For leases with a term of 12 months or less, any fixed lease payments are recognized on a straight-line basis over the lease term and are not recognized on the Company’s combined balance sheet as an accounting policy election. Leases qualifying for the short-term lease exception were insignificant.

For sales-type leases where the Company is the lessor, the Company recognizes a net investment in lease, which comprises of the present value of the future lease payments and any unguaranteed residual value. Interest income is recognized over the lease term at a constant periodic discount rate on the remaining balance of the lease net investment using the rate implicit in the lease and is included in “Revenues”. Sales-type leases result in the recognition of gain or loss at the commencement of the lease, which will be recorded in “Other income, net.”

Revenue recognition

The Company recognizes revenue in accordance with ASC 606, Revenue from Contracts with Customers (“ASC 606”). The Company recognizes revenue when it transfers its goods and services to customers in an amount that reflects the consideration to which the Company expects to be entitled in such exchange. Refer to Note 3, Revenue for further information.

Contract costs

Capitalized contract costs represent the costs directly related and incremental to the origination of new contracts, including commissions that are incurred directly related to obtaining customer contracts. We amortize the deferred contract costs on a straight-line basis over the expected period of benefit. These amounts are included in the accompanying combined balance sheets, with the capitalized costs to be amortized to commission expense over the expected period of benefit and commission expense payable included in Other long-term liabilities.

The Company capitalized lease expense incurred in December 2023 that are directly related to fulfilling its cloud services which commenced operations in January 2024. The lease expense is directly related to fulfill customer contracts and is expected to be recovered. The capitalized lease expense was reclassified as lease expense in January 2024.

Deferred Revenue

Deferred revenue primarily pertains to prepayments received from customers for services that have not yet commenced as of December 31 2024. Deferred revenues are recognized as revenue recognition criteria have been met.

Remaining performance obligation

Remaining performance obligations represent the transaction price of contracts for work that have not yet been performed. The amount represents estimated revenue expected to be recognized in the future related to the unsatisfied portion of the performance obligation.

Cost of revenue

The Company’s cost of revenue consists primarily of (i) direct production costs related to our cloud services, including electricity costs, datacenter lease costs, and other relevant costs and (ii) direct production costs related to our colocation services, including electricity costs, lease costs and other relevant costs

Cost revenue excludes depreciation and amortization, which are separately stated in the Company’s combined statements of operations.

THE WHITEFIBER BUSINESS OF BIT DIGITAL, INC.
NOTES TO COMBINED FINANCIAL STATEMENTS

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (cont.)

Foreign currency

Accounts expressed in foreign currencies are translated into U.S. dollars. Functional currency assets and liabilities are translated into U.S. dollars generally using rates of exchange prevailing at the balance sheet date of each respective subsidiary and the related translation adjustments are recorded as a separate component of Accumulated other comprehensive income, net of any related taxes, in total equity. Income statement accounts expressed in functional currencies are translated using average exchange rates during the period. Functional currencies are generally the currencies of the local operating environment. Financial statement accounts expressed in currencies other than the functional currency of a combined entity are remeasured into that entity’s functional currency resulting in exchange gains or losses recorded in other income (expense), net.

Operating segments

Operating segments are defined as components of an entity for which discrete financial information is available that is regularly reviewed by the Chief Operating Decision Maker (“CODM”) in deciding how to allocate resources to an individual segment and in assessing performance. Our CODM is comprised of several members of our executive management team who use revenue and cost of revenue of our two reporting segments to assess the performance of the business of our reportable operating segments.

Income taxes

We account for current and deferred income taxes in accordance with the authoritative guidance, which requires that the income tax impact is to be recognized in the period in which the law is enacted. Current income tax expense represents taxes paid or payable for the current period. Deferred tax assets and liabilities are recognized using enacted tax rates for the future tax impact of temporary differences between the financial statement and tax bases of recorded assets and liabilities. A valuation allowance is recorded to reduce deferred tax assets when it is more likely than not that a tax benefit will not be realized based on historical and projected future taxable income over the periods in which the temporary differences are expected to be recovered or settled on each jurisdiction.

In accordance with the authoritative guidance on accounting for uncertainty in income taxes, we recognize liabilities for uncertain tax positions based on the two-step process. The first step is to evaluate the tax position for recognition by determining if the weight of available evidence indicates that it is more likely than not that the position will be sustained in audit, including resolution of related appeals or litigation processes, if any. The second step is to measure the tax benefit as the largest amount that is more than 50% likely of being realized upon ultimate settlement.

Commitments and contingencies

In the normal course of business, the Company is subject to contingencies, such as legal proceedings and claims arising out of its business, which cover a wide range of matters. Liabilities for contingencies are recorded when it is probable that a liability has been incurred and the amount of the assessment can be reasonably estimated.

If the assessment of a contingency indicates that it is probable that a material loss is incurred and the amount of the liability can be estimated, then the estimated liability is accrued in the Company’s financial statements. If the assessment indicates that a potentially material loss contingency is not probable, but is reasonably possible, or is probable but cannot be estimated, then the nature of the contingent liability, together with an estimate of the range of possible loss, if determinable and material, would be disclosed.

Loss contingencies considered remote are generally not disclosed unless they involve guarantees, in which case the nature of the guarantee would be disclosed.

THE WHITEFIBER BUSINESS OF BIT DIGITAL, INC.
NOTES TO COMBINED FINANCIAL STATEMENTS

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (cont.)

Share-based compensation

The Company’s eligible employees have traditionally participated in Bit Digital’s shared-based compensation plans and will continue to do so until the IPO is completed. The Company recognizes compensation expenses as an allocation portion of share-based compensation expenses associated with Bit Digital’s shared employees.

Bit Digital expenses stock-based compensation to employees and non-employees over the requisite service period based on the grant-date fair value of the awards. Bit Digital estimates the fair value of stock option grants using the Black-Scholes option pricing model and the assumptions used in calculating the fair value of stock-based awards represent management’s best estimates and involve inherent uncertainties and the application of management’s judgment. These assumptions are the expected stock volatility, the risk-free interest rate, the expected life of the option, and the dividend yield on the underlying stock. Expected volatility is calculated based on the historical volatility of Bit Digital’s ordinary shares over the expected term of the option. Risk-free interest rates are calculated based on risk — free rates for the appropriate term. Bit Digital has elected to account for forfeitures of awards as they occur.

Recent accounting pronouncements

The Company continually assesses any new accounting pronouncements to determine their applicability. When it is determined that a new accounting pronouncement affects the Company’s financial reporting, the Company undertakes a study to determine the consequences of the change to its combined financial statements and assures that there are proper controls in place to ascertain that the Company’s combined financial statements properly reflect the change.

In November 2023, the FASB issued ASU No. 2023-07, Segment Reporting (Topic 280): Improvements to Reportable Segment Disclosures. ASU 2023-07 is designed to improve the reportable segment disclosure requirements, primarily through enhanced disclosures about significant segment expenses that are regularly provided to the Company’s chief operating decision — making group (the “CODM”). The new standard is effective for the Company for its annual periods beginning January 1, 2024 and for interim periods beginning January 1, 2025, with early adoption permitted. The Company adopted ASU 2023-07 on January 1, 2024, which did not have a material impact on the combined financial statements.

In December 2023, the Financial Accounting Standards Board (“FASB”) issued ASU 2023-09, Income Taxes (Topic 740): Improvements to Income Tax Disclosures (“ASU 2023-09”). ASU 2023-09 expands existing income tax disclosures for rate reconciliations by requiring disclosure of certain specific categories and additional reconciling items that meet qualitative thresholds and expands disclosures for income taxes paid by requiring disaggregation by certain jurisdictions. For public business entities (“PBEs”), ASU 2023-09 is effective for annual periods beginning after December 15, 2024; early adoption is permitted. The Company is closely monitoring the development of the ASU 2023-09 and does not expect its impact to be material on the combined financial statements.

In December 2024, the FASB issued ASU 2024-03, Income Statement — Reporting Comprehensive Income — Expense Disaggregation Disclosures (Subtopic 220-40) (“ASU 2024-03”). ASU 2024-03 requires, in the notes to the financial statements, disclosures of specified information about certain costs and expenses specified in the updated guidance. ASU 2024-03 is effective for annual reporting periods beginning after December 15, 2026, and interim reporting periods beginning after December 15, 2027. Early adoption is permitted. The Company is evaluating the impact the updated guidance will have on its disclosures.

3. REVENUE FROM CONTRACTS WITH CUSTOMERS

The Company recognizes revenue in accordance with ASC 606, Revenue from Contracts with Customers (“ASC 606”).

To determine revenue recognition for contracts with customers, the Company performs the following five steps: (i) identify the contract with the customer, (ii) identify the performance obligations in the contract, (iii) determine the transaction price, including variable consideration to the extent that it is probable that a significant future reversal will not occur, (iv) allocate the transaction price to the respective performance obligations in the contract, and (v) recognize revenue when (or as) the Company satisfies the performance obligation.

THE WHITEFIBER BUSINESS OF BIT DIGITAL, INC.
NOTES TO COMBINED FINANCIAL STATEMENTS

3. REVENUE FROM CONTRACTS WITH CUSTOMERS (cont.)

The Company recognizes revenue when it transfers its goods and services to customers in an amount that reflects the consideration to which the Company expects to be entitled in such exchange.

The Company is currently engaged in high performance computing (“HPC”) business, including cloud services and colocation services through its operation of HPC data centers.

Disaggregation of revenues

Revenue disaggregated by reportable segment is presented in Note 14, Segment Reporting.

Cloud services

The Company provides cloud services to support customers’ generative AI workstreams. We have determined that cloud services are a single continuous service comprised of a series of distinct services that are substantially the same and have the same pattern of transfer (i.e. distinct days of service).

These services are consumed as they are received, and the Company recognizes revenue over time using the variable allocation exception as it satisfies performance obligations. We apply this exception because we concluded that the nature of our obligations and the variability of the payment terms based on the number of GPUs providing HPC services are aligned and uncertainty related to the consideration is resolved on a daily basis as we satisfy our obligations. The Company recognizes revenue net of consideration payable to customers, such as service credits, and accounted for as a reduction of the transaction price in accordance with guidance in ASC 606-10-32-25.

During the three months ended March 31, 2024, the Company issued a service credit of $1.3 million to the customer as compensation for decreased utilization during the initial deployment period, which included testing and optimization phases. During the three months ended September 30, 2024, the Company issued another service credit of $0.6 million to the customer as compensation for decreased utilization.

The Company’s cloud services revenue has been generated from Iceland.

Data center colocation services

Colocation services generate revenue in Canada by providing customers with physical space, power, and cooling within the data center facility.

Our revenue is primarily derived from recurring revenue streams, mainly (1) colocation, which is the leasing of cabinet space and power and (2) connectivity services, which includes cross-connects. Additionally, the remainder of our revenue is from non-recurring revenue, which primarily includes installation services related to a customer’s initial deployment.

Revenues from recurring revenue streams are billed monthly and recognized ratably over the term of the contract, generally 1 to 5 years for data center colocation customers. Non-recurring installation fees, although generally paid upfront upon installation, are deferred and recognized ratably over the contract term.

We guarantee certain service levels, such as uptime, as outlined in individual customer contracts. If these service levels are not achieved due to any failure of the physical infrastructure or offerings, or in the event of certain instances of damage to customer infrastructure within our data center, we would reduce revenue for any credits or cash payments given to the customer.

Contract costs

The Company capitalizes commission expenses directly related to obtaining customer contracts, which would not have been incurred if the contract had not been obtained. As of December 31, 2024, capitalized costs to obtain a contract totaled $2.0 million, and the outstanding commission expense payable was $1.6 million. As of December 31, 2023, capitalized costs to obtain a contract totaled $2.8 million, and the outstanding commission expense payable was $1.9 million.

THE WHITEFIBER BUSINESS OF BIT DIGITAL, INC.
NOTES TO COMBINED FINANCIAL STATEMENTS

3. REVENUE FROM CONTRACTS WITH CUSTOMERS (cont.)

The Company capitalized lease expense in December 2023 that were directly related to fulfilling its high performance computing services which commenced operations in January 2024. The lease expense is directly related to fulfill customer contracts and is expected to be recovered. As of December 31, 2024 and December 31, 2023, capitalized costs to fulfill a contract totaled $nil and $100 thousand, respectively.

Contract Liabilities

The Company’s contract liabilities consist of deferred revenue and customer deposits. The following table presents changes in the total contract liabilities:

	For the Year Ended December 31, 2024	For the Period From October 19, 2023 to December 31, 2023
Beginning balance	$13,073,449	$—
Revenue earned(a)	(14,371,827)	—
Prepayment received	32,070,330	13,073,449
Ending balance	$30,771,952	$13,073,449

____________

(a)      Revenue earned includes deferred revenue of $0.6 million from the acquisition of Enovum (as defined below). Please refer to Note 4. Acquisitions for further information.

Remaining performance obligation

The following table presents estimated revenue expected to be recognized in the future related to the unsatisfied portion of the performance obligation as of December 31, 2024:

	2025	2026	2027	2028	2029	Total
Colocation Services	$6,094,143	$3,406,451	$770,337	$20,452	$—	$10,291,383
Other Revenue	1,010,070	640,543	360,111	222,236	$67,682	2,300,642
Total contract liabilities	$7,104,213	$4,046,994	$1,130,448	$242,688	$67,682	$12,592,025

4. Acquisitions

On October 11, 2024, the Company acquired 100% of Enovum, an owner, operator, and developer of high-performance computing data centers, located in Montreal, Quebec, Canada. The acquisition of Enovum provides the Company with a strong diversity of existing and prospective colocation customers, delivers a strong pipeline of expansion site opportunities and an experienced management team to lead the development processes, and enables the Company to offer new service offerings. The acquisition creates the potential for significant synergies, as the Company may capture additional margin from HPC customers, versus hosting them with third party data centers. Additionally, Enovum enhances the Company’s competitive positioning in the marketplace, enabling the Company to offer an integrated GPU cloud solution to customers. Finally, the Company will enjoy greater operating flexibility by collocating its owned GPU inventory in Enovum data centers, offering capacity to customers on a just-in-time basis.

The acquisition-date fair value of the consideration transferred totaled $43,834,313. The total consideration consists of $38,993,603 of cash consideration and $4,840,710 in equity-classified exchangeable shares. The acquisition-date fair value of the exchangeable shares was determined based on the opening market price of the Company’s Ordinary Shares as of the acquisition date.

THE WHITEFIBER BUSINESS OF BIT DIGITAL, INC.
NOTES TO COMBINED FINANCIAL STATEMENTS

4. Acquisitions (cont.)

The following table summarizes the preliminary allocation of the purchase price based on the estimated fair value of the assets acquired and liabilities assumed at the acquisition date:

Accounts receivable	$616,153
Other current assets	2,008,566
Property and equipment, net	14,201,790
Operating lease right-of-use assets	4,752,501
Intangible asset	13,486,184
Deferred tax asset	91,368
Other non-current assets	2,493
Accounts payable	(1,866,804)
Other payables and accrued liabilities	(1,100,095)
Current portion of deferred revenue	(465,360)
Current portion of operating lease liability	(248,301)
Non-current portion of deferred revenue	(123,652)
Non-current portion of operating lease liability	(3,273,709)
Deferred tax liability	(4,090,683)
Total identifiable assets and liabilities	23,990,451
Goodwill	19,843,862
Total Purchase Consideration	$43,834,313

The acquisition-date fair value of the acquired accounts receivable was $616,153, which equals the gross contractual amount. The Company does not expect a material amount of uncollectible contractual cash flows.

The Company recognized customer relationships as an intangible asset of $13,486,184 to be amortized over 19 years.

Of the total Goodwill recognized, $37,000 is attributable to the assembled workforce at Enovum and the rest is attributable to synergies expected to be achieved from the combined operations of the Company and Enovum. The goodwill recognized is not deductible for tax purposes. We assigned the goodwill to our colocation reportable segment.

The results of Enovum have been included in the Company’s combined statements of operations since the acquisition date. The amounts of revenue and net income of Enovum included in the Company’s combined consolidated statements of operations from the acquisition date to December 31, 2024 are $1,361,241 and $15,025, respectively.

Through December 31, 2024, the Company recognized $1,980,769 of acquisition-related costs were recognized as expense in the statements of operations line item “General and Administrative Expense”.

The following unaudited pro forma financial information represents the combined results of operations as if the acquisition had occurred on January 1, 2024:

Pro forma combined income statement for the year ended December 31, 2024
Revenue	$51,199,724
Net income	(413,997)

THE WHITEFIBER BUSINESS OF BIT DIGITAL, INC.
NOTES TO COMBINED FINANCIAL STATEMENTS

4. Acquisitions (cont.)

These pro forma results are presented for information purposes only and do not necessarily reflect the actual results that would have been achieved had the acquisition occurred on the date assumed, nor are they indicative of future combined results of operations.

These amounts have been calculated after applying the Company’s accounting policies and adjusting the results of Enovum to reflect the additional depreciation and amortization that would have been charged assuming the fair value adjustments to property, plant and equipment, right-of-use asset and intangible assets had been applied on January 1, 2024, together with the consequential tax effects.

5. OTHER CURRENT ASSETS

Other current assets were comprised of the following:

	December 31, 2024	December 31, 2023
Prepaid consulting service expenses	$1,050,000	$—
Deferred contract costs	982,039	1,041,667
Prepayment to third parties(a)	15,402,145	—
Receivable from third parties	5,784,589	13,855,949
Others	66,909	—
Total	$23,285,682	$14,897,616

____________

(a)      As of December 31, 2024, the balance of prepayment to third parties primarily consists of the prepayment to our GPU servers leasing partner.

6. LEASES

Lease as Lessee

During the period from October 19, 2023 to December 31, 2023, the Company entered into a capacity lease agreement for its cloud services designed to support generative AI workstreams. The initial lease term is three years, with automatic renewals for successive twelve-month periods. The lease expense incurred in December 2023 is capitalized as deferred cost since it is directly related to fulfilling its high performance computing services which commenced operations in January 2024. The capitalized lease payment was expensed in January 2024.

On August 1, 2024, the Company entered into an additional capacity lease agreement for its high performance computing services. The initial lease term is three years with automatic renewals for successive twelve-month periods.

As of December 31, 2024 and December 31, 2023, operating right-of-use assets were $14.5 million and $6.2 million, respectively and operating lease liabilities were $13.4 million and $6.2 million, respectively. For the year ended December 31, 2024, the Company’s amortization on the operating lease right-of-use assets totaled $2.7 million and $74.3 thousand, respectively.

Additional information regarding the Company’s leasing activities as a lessee is as follows:

	For the Year Ended December 31, 2024	For the Period From October 19, 2023 to December 31, 2023
Operating cash outflows from operating leases	$3,452,098	$100,000
Weighted average remaining lease term – operating lease	9.8	2.9
Weighted average discount rate – operating lease	9.2%	9.9%

THE WHITEFIBER BUSINESS OF BIT DIGITAL, INC.
NOTES TO COMBINED FINANCIAL STATEMENTS

6. LEASES (cont.)

The following table represents our future minimum operating lease payments as of December 31, 2024:

Year	Amount
2025	$5,136,161
2026	5,042,966
2027	1,725,035
2028 and thereafter	6,316,737
Total undiscounted lease payments	18,220,900
Less present value discount	(4,837,779)
Present value of lease liability	$13,383,121

The Company entered into a GPU server lease agreement effective January 2024 for its cloud services designed to support generative AI workstreams. The lease payment depends on the usage of the GPU servers and the Company concludes that the lease payments are variable and will be recognized when they are incurred. For the year ended December 31, 2024 and for the period from October 19, 2023 to December 31, 2023, the GPU server lease expense amounted $13.6 million and $nil, respectively.

Lease as Lessor

During the quarter ended March 31, 2024, the Company entered into a sales-type lease agreement as a lessor for its data storage equipment. The term of the lease is scheduled to expire in December 2026.

During the quarter ended September 30, 2024, the Company entered into a sales-type lease agreement as a lessor for its data storage equipment. The term of the lease is scheduled to expire in December 2026.

During the quarter ended December 31, 2024, the Company entered into two sales-type lease agreements as a lessor for its cloud service equipment. The term of the lease is scheduled to expire in October 2029 and November 2029 respectively.

The components of lease income for the sales-type lease were as follows:

	For the Year Ended December 31, 2024	For the Period From October 19, 2023 to December 31, 2023
Interest income related to net investment in lease	$550,260	$—

Interest income is included in the combined statements of operations under the caption “Revenue”.

The components of net investment in sales-type leases were as follows:

	For the Year Ended December 31, 2024	For the Period From October 19, 2023 to December 31, 2023
Net investment in lease – lease payment receivable	$9,328,998	$—

THE WHITEFIBER BUSINESS OF BIT DIGITAL, INC.
NOTES TO COMBINED FINANCIAL STATEMENTS

6. LEASES (cont.)

The following table illustrates the Company’s future minimum receipts for sales-type lease as of December 31, 2024:

Year	Sales-Type Lease
2025	$3,556,589
2026	3,556,589
2027	1,575,058
2028	1,575,058
2029	1,366,348
Total future minimum receipts	11,629,642
Unearned interest income	(2,300,644)
Net investment in sales type lease	$9,328,998

The present value of minimum sales-type receipts of $9,328,998 is included in the combined balance sheets under the caption “Net investment in lease”.

7. PROPERTY, PLANT, AND EQUIPMENT, NET

Property, plant, and equipment, net was comprised of the following:

	December 31, 2024	December 31, 2023
Cloud service equipment	$63,360,624	$—
Colocation service equipment	12,509,288	—
Purchased software and internal-use software development costs	495,285	—
Land	3,502,539	—
Building	19,474,743	—
Leasehold Improvements	2,032,691	—
Other property and equipment	29,066	—

Less: Accumulated depreciation	(17,325,410)	—
	84,078,826	—
Construction in progress	5,124,657	51,030,667
Property, plant, and equipment, net	$89,203,483	$51,030,667

For the year ended December 31, 2024 and for the period from October 19, 2023 to December 31, 2023, depreciation and amortization expenses were $16.5 million and $nil, respectively. Construction in Progress represents assets received but not placed into service as of December 31, 2023 and 2024.

The Company purchased data storage equipment totaling $5,315,202 and almost immediately thereafter, we entered into a sales-type lease agreement effective January 2024 for a portion of these assets valued at $3,353,608 with a third party. As a result, the leased data storage equipment was derecognized from our property, plant, and equipment and recorded as a net investment in lease. Refer to Note 6. Leases for more information.

The Company purchased data storage equipment totaling $1,254,248 and immediately thereafter, we entered into a sales-type lease agreement effective August 2024 for a portion of these assets valued at $1,184,937 with a third party. As a result, the leased data storage equipment was derecognized from our property, plant, and equipment and recorded as a net investment in lease. Refer to Note 6. Leases for more information.

The Company purchased servers and network equipment totaling $6,056,700 and almost immediately thereafter, we entered into two sales-type lease agreements effective November 2024 and December 2024 with a third party. As a result, the leased cloud service equipment was derecognized from our property, plant, and equipment and recorded as a net investment in lease. Refer to Note 6. Leases for more information.

THE WHITEFIBER BUSINESS OF BIT DIGITAL, INC.
NOTES TO COMBINED FINANCIAL STATEMENTS

8. INVESTMENT SECURITY

As of December 31, 2024, investment security represents the Company’s investment of $1,000,000 in a privately held company via a simple agreement for future equity (“SAFE”). As of December 31, 2023, the Company held no investment security.

On June 30, 2024 (the “Effective Date”), the Company entered into a simple agreement for future equity (“SAFE”) agreement for an initial investment amount of $1 million in exchange for a right to participate in a future equity financing of preferred stock to be issued by Canopy Wave Inc. (“Canopy”). Alternatively, upon a liquidity event such as a change in control, a direct listing or an initial public offering, the Company is entitled to receive the greater of (i) the SAFE investment amount plus 15% annual accrued interest (the “cash-out amount”) or (ii) the SAFE investment amount divided by a discount to the price per share of Canopy’s ordinary shares. In a dissolution event, such as a bankruptcy, the Company is entitled to receive the cash-out amount. If the SAFE is outstanding on the three-year anniversary of the Effective Date, then the SAFE will expire and the Company will be entitled to receive the cash-out amount. In the event of a qualifying equity financing, the number of shares of preferred stock received by the Company would be determined by dividing the SAFE investment amount by a discounted price per share of the preferred stock issued in the respective equity financing. The Company recorded an investment of $1 million as an investment in the SAFE on the combined balance sheets. Additionally, per the terms of the SAFE arrangement, the Company may be obligated to invest up to an additional $2 million into the SAFE arrangement if Canopy satisfies certain milestones prior to the expiration of the SAFE, or if an equity financing event occurs.

The Company accounted for this investment under ASC 320, Investments — Debt Securities and elected the fair value option for the SAFE investment pursuant to ASC 825, Financial Instruments, which requires financial instruments to be remeasured to fair value each reporting period, with changes in fair value recorded in the combined statements of operations. The fair value estimate includes significant inputs not observable in the market, which represents a Level 3 measurement within the fair value hierarchy. The decision to elect the fair value option is determined on an instrument-by-instrument basis on the date the instrument is initially recognized, is applied to the entire instrument, and is irrevocable once elected. For instruments measured at fair value, embedded conversion or other features are not required to be separated from the host instrument. Issuance costs related to convertible securities carried at fair value are not deferred and are recognized as incurred on the combined statements of operations. For the year ended December 31, 2024, the Company did not record upward adjustments or downward adjustments on the investment.

9. OTHER NON-CURRENT ASSETS

Other non-current assets were comprised of the following:

	December 31, 2024	December 31, 2023
Deposits	$423,511	$—
Deferred contract costs	982,039	1,883,333
Others	1,432,719	119,918
Total	$2,838,269	$2,003,251

10. SHARE-BASED COMPENSATION

Certain employees of the Company have historically participated in Bit Digital’s 2021 Second Omnibus Equity Incentive Plan (“2021 Second Plan”) and 2023 Omnibus Equity Incentive Plan (“2023 Plan”) which provide long-term incentive compensation to employees, consultants, officers and directors and consist of restricted stock units, restricted share awards and stock options. Until the IPO is completed, certain employees of the Company will continue to participate in the share-based compensation plans authorized and managed by Bit Digital.

All significant awards granted under these plans will settle in shares of Bit Digital’s ordinary shares and are approved by Bit Digital’s Compensation Committee of the Board of Directors. As such, all related equity account balances, other than allocations of compensation expense, remained at the Bit Digital level. Stock compensation

THE WHITEFIBER BUSINESS OF BIT DIGITAL, INC.
NOTES TO COMBINED FINANCIAL STATEMENTS

10. SHARE-BASED COMPENSATION (cont.)

allocated to the Company for its employees is based on the same methodology used for the allocation of other corporate expenses. The allocations of stock compensation to the Company were $3.1 million and $0.9 million for the year ended December 31, 2024 and for the period from October 19, 2023 to December 31, 2023, respectively.

On February 6, 2025, the Board of Directors of WhiteFiber adopted the 2025 Omnibus Equity Incentive Plan (the “2025 Plan”). The 2025 Plan provides for the award of restricted share units, restricted share awards and options to employees, consultants, officers and directors and up to twelve (12) million Ordinary Shares.

11. GOODWILL AND INTANGIBLE ASSETS

Goodwill

The components of goodwill as of December 31, 2024 are as follows:

As of December 31, 2024
Enovum Data Centers Corp.	19,383,291
Total goodwill	19,383,291

The Company recorded goodwill in the amount of $19.3 million in connection with its acquisition of Enovum on October 11, 2024. Refer to Note 4. Acquisitions for further information.

Finite-lived intangible assets

In addition to goodwill, in connection with the acquisition of Enovum, the Company recorded an identified intangible asset, customer relationships, with a definite useful life of 19 years in the amount of $13.5 million. Refer to Note 4. Acquisitions for further information.

The following table presents the Company’s finite-lived intangible assets as of December 31, 2024:

	As of December 31, 2024
	Cost	Accumulated amortization	Net
Customer relationships	13,486,184	(457,454)	13,028,730
Total	13,486,184	(457,454)	13,028,730

There were no finite-lived intangible assets as of December 31, 2023.

The following table presents the Company’s estimated future amortization of finite-lived intangible assets as of December 31, 2024:

2025	$693,325
2026	693,325
2027	693,325
Thereafter	10,948,755
Total	$13,028,730

THE WHITEFIBER BUSINESS OF BIT DIGITAL, INC.
NOTES TO COMBINED FINANCIAL STATEMENTS

12. INCOME TAXES

The components of income before income taxes were as follows:

	For the Year Ended December 31, 2024	For the Period From October 19, 2023 to December 31, 2023
Domestic loss before income taxes	$(839,368)	$—
Foreign income (loss) before income taxes	3,083,387	(1,224,122)
Total income (loss) before income taxes	$2,244,019	$(1,224,122)

The provision for income taxes was comprised of the following:

	For the Year Ended December 31, 2024	For the Period From October 19, 2023 to December 31, 2023
Current:
Federal	$247,244	$—
State	—	—
Foreign	861,943	1,827
Total current income taxes	$1,109,187	$1,827
Deferred:
Federal	$(15,395)	$—
State	—	—
Foreign	(219,615)	—
Total deferred income taxes	$(235,010)	$—
Total income tax provision	$874,177	$1,827

The significant components of deferred income tax assets and liabilities were as follows:

	For the Year Ended December 31, 2024	For the Period From October 19, 2023 to December 31, 2023
Deferred Tax Assets:
Net operating losses carryforwards	$1,318,934	$77,920
Share-based compensation	645,786	179,146
Lease liability	2,085,460	—
Unrealized foreign exchange gain/loss	277	—
Other deferred tax assets	92,816	—
Gross deferred tax assets	4,143,273	257,066
Less: valuation allowance	—	(257,066)
Net deferred tax assets	4,143,273	—

Deferred Tax Liabilities
Right-of-use asset	$(2,479,301)	$—
Basis difference in fixed assets	(1,932,206)	—
Basis difference in intangible	(3,403,248)	—
Gross deferred tax liabilities	(7,814,755)	—
Total net deferred tax assets/(liabilities)	$(3,671,482)	$—

THE WHITEFIBER BUSINESS OF BIT DIGITAL, INC.
NOTES TO COMBINED FINANCIAL STATEMENTS

12. INCOME TAXES (cont.)

As of December 31, 2024, we had no U.S. federal, state and foreign net operating losses.

The valuation allowance was $nil million and $0.2 million as of December 31, 2024 and 2023, respectively. The change was primarily due to the fact that the Company had a net deferred liability position due to basis difference in both fixed assets and digital assets in the year ended December 31, 2024. The valuation allowance is based on our assessment that it is more likely than not that certain deferred tax assets will not be realized in the foreseeable future on a jurisdictional basis.

The reconciliation of the U.S. federal statutory income tax rate to our effective income tax rate was as follows:

	For the Year Ended December 31, 2024	For the Period From October 19, 2023 to December 31, 2023
US Federal income tax rate	21.0%	21.0%
Effect of foreign operations taxed at various rates	(0.3)%	0.0%
GILTI Inclusion	18.2%	0.0%
State income taxes, net of federal benefit	0.0%	0.0%
Reserves on Hong Kong share-based compensation tax benefits	0.0%	0.0%
Non-deductible impairment on digital assets	0.0%	0.0%
Non-taxable capital gain on investments	0.0%	0.0%
Non-deductible fixed asset impairment	1.1%	0.0%
Effect of change in valuation allowance	(1.0)%	(21.0)%
Impact from adoption of new accounting standard	0.0%	0.0%
Withholding Tax on Interest Payment	0.0%	(0.1)%
Others	0.0%	0.0%
Total income tax provision/(benefit)	39.0%	(0.1)%

The Company has no unrecognized tax benefits as of December 31, 2024 and 2023.

In the normal course of business, we are subject to examination by tax authorities throughout the world. We are subject to U.S. federal and state income tax examinations for all years beginning from the calendar year ended December 31, 2024. We are subject to Iceland income tax examinations for all years beginning from the calendar year ended December 31, 2023. Currently we are not under audit from tax authority in any of the jurisdictions, in which we operated.

Although it is reasonably possible that certain unrecognized tax benefits may increase or decrease within the next twelve months due to tax examination changes, settlement activities, expirations of statute of limitations, or the impact on recognition and measurement considerations related to the results of published tax cases or other similar activities, we do not anticipated any significant changes to unrecognized tax benefits over the next 12 months.

13. SEGMENT REPORTING

The Company has two reportable segments: cloud services and colocation services. The reportable segments are identified based on the types of service performed.

The cloud services segment generates revenue from providing high performance computing services to support generative AI workstreams. Cost of revenue consists of direct production costs, including electricity costs, data center lease expense, GPU servers lease expense, and other relevant costs, but excluding depreciation and amortization.

Colocation services generate revenue by providing customers with physical space, power and cooling within the data center facility. Cost of revenue consists of direct production costs related to our HPC data center services, including electricity costs, lease costs and other relevant costs.

THE WHITEFIBER BUSINESS OF BIT DIGITAL, INC.
NOTES TO COMBINED FINANCIAL STATEMENTS

13. SEGMENT REPORTING (cont.)

The CODM analyzes the performance of the segments based on reportable segment revenue and reportable segment cost of revenue. No operating segments have been aggregated to form the reportable segments.

The Company does not allocate all assets to the reporting segments as these are managed on an entity-wide basis. Therefore, the Company does not separately disclose the total assets of its reportable operating segments.

All Other revenue is generated from equipment leases with external customers.

Concentrations

During the year ended December 31, 2024, the Company earned revenue of approximately $46.0 million from one customer, representing 96.6% of the Company’s total revenue.

The following table presents revenue and cost of revenue for the Company’s reportable segments, reconciled to the combined statements of operations:

	For the year ended December 31, 2024	For the period from October 19, 2023 to December 31, 2023
Reportable segment revenue:
Cloud services	$45,727,736	$—
Colocation services	1,361,241	—
Other revenue	550,260	—
Total revenue	$47,639,237	$—

Reportable segment cost of revenue:
Cloud services	(19,725,330)	—
Colocation services	(490,501)	—
Total cost of revenue	$(20,215,831)	$—

Reconciling Items:
Depreciation and amortization expenses	(16,511,406)	—
General and administrative expenses	(10,283,615)	(1,243,475)
Other income expense, net	1,615,634	19,353
Income tax expenses	(874,177)	(1,827)
Net income	$1,369,842	$(1,225,949)

14. RELATED PARTIES

Related-party transactions

WhiteFiber AI’s subsidiary, WhiteFiber Iceland ehf, has appointed Daniel Jonsson as its part-time Chief Executive Officer starting November 7, 2023, for a six-month term with a three-month probation. His compensation includes a monthly salary of $8,334, a $6,440 signing bonus, and eligibility for performance-based RSU. Concurrently, Daniel Jonsson is part of the management team at GreenBlocks ehf which not only provides bitcoin mining hosting services but also benefits from a facility loan agreement extended by Bit Digital USA Inc., an affiliate of WhiteFiber Iceland ehf. Additionally, WhiteFiber Iceland ehf has contracted GreenBlocks ehf for consulting services pertaining to our high performance computing services in Iceland. As of December 31, 2023, the Company owed $21,592 to Daniel Jonsson for salary and bonus, and $160,000 to GreenBlocks ehf for services rendered. By the end of the first quarter of 2024, we had settled these outstanding amounts with both Daniel Jonsson and GreenBlocks ehf.

THE WHITEFIBER BUSINESS OF BIT DIGITAL, INC.
NOTES TO COMBINED FINANCIAL STATEMENTS

14. RELATED PARTIES (cont.)

Bit Digital made a payment of $1 million on behalf of WhiteFiber Iceland ehf, when WhiteFiber Iceland ehf entered into a simple agreement for future equity (“SAFE”) agreement for an initial investment amount of $1 million in exchange for a right to participate in a future equity financing of preferred stock to be issued by Canopy Wave Inc. (“Canopy”). By the end of the third quarter of 2024, we had settled this outstanding amount with Bit Digital.

Guarantees

Bit Digital has issued a guarantee to a third party on behalf of WhiteFiber Iceland ehf, making Bit Digital jointly and severally liable for WhiteFiber Iceland’s payment obligations related to hosting Services fees and electrical costs under to the colocation agreement. There were no payments outstanding as of December 31, 2024.

Allocation of corporate expenses

The Company’s financial statements include Bit Digital’s general corporate expenses which were not historically allocated to the Company for certain support functions provided by Bit Digital. For the purposes of these financial statements, these general corporate expenses have been allocated to the Company. The allocations cover corporate services provided by Bit Digital, including, but not limited to, finance, tax, investor relations, and marketing. Some of these services will continue to be provided by Bit Digital on a temporary basis after the IPO is completed under a transition services agreement. For the year ended December 31, 2024 and for the period from October 19, 2023 to December 31, 2023, the Company was allocated $5.7 million and $1.0 for these corporate services, respectively. These expenses have been allocated to the Company on the basis of direct usage when identifiable, with the remainder allocated on the basis of percent of revenue or other allocation methodologies that are considered to be a reasonable reflection of the utilization of the services provided to the benefits received. Management does not believe, however, that it is practicable to estimate what these expenses would have been had the Company operated as an independent entity, including any expenses associated with obtaining any of these services from unaffiliated entities. Related-party transactions that are not expected to be settled in cash have been included within Parent company net investment in the combined balance sheets. Refer to Note 2 for further information.

15. CONTINGENCIES

From time to time, the Company may be a party to various legal actions arising in the ordinary course of business. The Company accrues costs associated with these matters when they become probable and the amount can be reasonably estimated. Legal costs incurred in connection with loss contingencies are expensed as incurred. As of December 31, 2024, we are not aware of any material contingencies.

16. SUBSEQUENT EVENTS

In January 2025, the Company entered into a new agreement to supply its first customer with an additional 464 GPUs for a period of eighteen months. This new agreement replaces the prior agreement whereby the Company was to provide the customer with an incremental 2,048 H100 GPUs. The contract represents approximately $15 million of annualized revenue and features a two-month prepayment from the customer.

On January 6, 2025, the Company entered into a Master Services Agreement (“MSA”) with a minimum purchase commitment of 32 GPUs, along with an associated purchase order, from a new customer. The purchase order provides for services utilizing a total of 32 H200 GPUs over a minimum of six (6) month period, representing total revenue of approximately $300,000 for the term. The deployment commenced and revenue generation began on January 8, 2025, using the Company’s existing inventory of H200 GPUs.

On April 11, 2025, the Company announced that it has secured the rights to a new data center site in Saint-Jérôme, Québec (“MTL-3”), which is under development and will support the 5 MW colocation agreement with Cerebras Systems (“Cerebras”). The facility spans approximately 202,000 square feet on 7.7 acres and is being developed to support current contracted capacity, with future expansion potential subject to utility approvals. The transaction was

THE WHITEFIBER BUSINESS OF BIT DIGITAL, INC.
NOTES TO COMBINED FINANCIAL STATEMENTS

16. SUBSEQUENT EVENTS (cont.)

executed under a lease-to-own structure, which includes a fixed-price purchase option exercisable within 12 months. The lease term is 20 years, with two 5-year extension options. The facility is being retrofitted to Tier 3 standards, with a targeted go-live date in the fourth quarter of 2025.

On April 10, 2025, we entered into a real estate purchase and sale agreement, dated as of April 10, 2025 (the “Purchase Agreement”) with Unifi Manufacturing, Inc. (“UMI”). Pursuant to the Purchase Agreement we agreed to purchase from UMI, an industrial/manufacturing building together with the underlying land (“NC-1”) located in Madison, North Carolina, as well as certain machinery and equipment located thereon, for a cash purchase price of $53.2 million (the “Purchase Price”). An earnest money deposit of $2.25 million was deposited in escrow pursuant to the terms of the Purchase Agreement, of which $1.25 million is non-refundable to us. The closing of the transaction contemplated by the Purchase Agreement is expected to occur on May 15, 2025, unless accelerated by the Company pursuant to the terms of the Purchase Agreement.

7,812,500 Ordinary Shares

WHITEFIBER, INC.

_________________

PROSPECTUS

_________________

B. Riley Securities	Needham & Company
Macquarie Capital
Roth Capital Partners
Craig-Hallum	Clear Street

        , 2025

Through and including               , 2025 (25 days after the date of this prospectus), all dealers that buy, sell or trade our Ordinary Shares, whether or not participating in this offering, may be required to deliver a prospectus. This is in addition to the dealers’ obligation to deliver a prospectus when acting as underwriters and with respect to their unsold allotments or subscriptions.

PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

ITEM 13. OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION

The expenses in connection with the issuance and distribution of the securities being registered, other than underwriting discounts and commissions, are estimated below:

SEC registration fee	$23,384
FINRA filing fee	$23,411
Legal fees and expenses	$2,408,015
Accounting fees and expenses	$371,687
Transfer agent fees and expenses	$2,040
Printing and engraving expenses	$30,000
Listing and Miscellaneous expenses	$220,000
Total	$3,078,537

ITEM 14. INDEMNIFICATION OF DIRECTORS AND OFFICERS

(A)    The registrant’s authority to indemnify its officers and directors is governed by the provisions of the registrant’s A&R M&A.

(B)    The A&R M&A of the registrant provides as follows:

To the extent permitted by law, the Company shall indemnify each existing or former Director (including alternate Director), Secretary and other Officer of the Company (including an investment adviser or an administrator or liquidator) and their personal representatives against:

(a)     all actions, proceedings, costs, charges, expenses, losses, damages or liabilities incurred or sustained by the existing or former Director (including alternate Director), Secretary or Officer in or about the conduct of the Company’s business or affairs or in the execution or discharge of the existing or former Director’s (including alternate Director’s), Secretary’s or Officer’s duties, powers, authorities or discretions; and

(b)    without limitation to paragraph (a), all costs, expenses, losses or liabilities incurred by the existing or former Director (including alternate Director), Secretary or Officer in defending (whether successfully or otherwise) any civil, criminal, administrative or investigative proceedings (whether threatened, pending or completed) concerning the Company or its affairs in any court or tribunal, whether in the Cayman Islands or elsewhere.

No such existing or former Director (including alternate Director), Secretary or Officer, however, shall be indemnified in respect of any matter arising out of his own dishonesty, willful default or fraud.

To the extent permitted by Companies Act (Revised) of the Cayman Islands, the Company may make a payment, or agree to make a payment, whether by way of advance, loan or otherwise, for any legal costs incurred by an existing or former Director (including alternate Director), Secretary or Officer of the Company in respect of any matter identified above on condition that the Director (including alternate Director), Secretary or Officer must repay the amount paid by the Company to the extent that it is ultimately found not liable to indemnify the Director (including alternate Director), Secretary or that Officer for those legal costs.

We intend to enter into separate indemnification agreements with our directors and executive officers that may be broader than the specific indemnification provisions contained in our A&R M&A. These agreements, among other things, require us to indemnify our directors and executive officers for certain expenses, including attorneys’ fees, judgments, liabilities, fines, penalties and amounts paid in settlement incurred by a director or executive officer in any action, suit, or proceeding arising out of their services as one of our directors or executive officers.

Item 15. Recent Sales of Unregistered Securities

We have not sold any securities, registered or otherwise, within the past three years, other that the Ordinary Shares to be issued to Bit Digital in connection with the Reorganization.

ITEM 16. EXHIBITS AND FINANCIAL Statement SCHEDULES

Exhibit Number	Exhibit Description
1.1*	Form of Underwriting Agreement
2.1**	Form of Section 351 Contribution Agreement
3.1*	Certificate of Incorporation, as amended
3.2*	Form of Amended and Restated Memorandum and Articles of Association of WhiteFiber, Inc.
5.1**	Opinion of Ogier (Cayman) LLP as to Legality of Shares
8.1*	Opinion of Davidoff Hutcher & Citron LLP as to U.S. tax matters
10.1**+	WhiteFiber, Inc. 2025 Omnibus Equity Incentive Plan
10.2**	Form of Transition Services Agreement with Bit Digital, Inc.
10.3*	Lease dated March 16, 2020 by and between Bedford Storage Limited Partnership and NWorks Management Corp.
10.4*	First Amendment dated as of February 1, 2021, Second Amendment dated as of March 25, 2022 and Landlord’s Consent to Assign Lease dated March 12, 2024
10.5*†#	Omnibus Amendment to and Novation of Master Services Agreement and Purchase Order dated of December 12, 2023 with the Issuer’s initial cloud service customer
10.6*#	Master Services Agreement and Purchase Order dated of November 9, 2023 with the Issuer’s initial cloud service customer.
10.7*†	Agreement of Purchase and Sale of 7330 Trans-Canada Highway, Point-Claire, Quebec, Canada,
10.8*+	Employment Agreement dated as of March 31, 2021 by and between Bit Digital, Inc. and Sam Tabar, as amended as of January 1, 2022 and as of March 31, 2023.
10.9*+	Employment Agreement dated as of October 28, 2022 by and between Bit Digital, Inc. and Erke Huang as amended on March 10, 2023
10.10†#	Share Purchase Agreement dated October 11, 2024, by and among the Sellers, certain affiliates of the Sellers, the Sellers’ Representatives and 16428380 Canada Inc.(1)
10.11*+	Employment Agreement dated as of February 14, 2022 by and between Enovum Data Centers Corp. and Billy Krassakopoulos
10.12*+	Employment Agreement dated as of September 13, 2024 by and between Thomas SanFilippo and Bit Digital Inc.
10.13	MTL-3 Lease agreement dated April 10, 2025(2)
10.14†	Purchase Agreement dated as of April 10, 2025, by and between Enovum Data Centers and Unifi Manufacturing, Inc.(3)
10.15*+	Director Agreement dated as of April 15, 2025, by and between WhiteFiber, Inc. and David Andre.
10.16*+	Director Agreement dated as of May 5, 2025, by and between WhiteFiber, Inc. and Pruitt Hall.
10.17*+	Director Agreement dated as of May 14, 2025 by and between WhiteFiber, Inc. and Erke Huang.
10.18*+	Director Agreement dated as of May 30, 2025 by and between WhiteFiber, Inc. and Ichi Shih.
10.19*+	Director Agreement dated as of June 4, 2025 by and between WhiteFiber, Inc. and Juishi (Bill) Xiong.
10.20*†	Master Service Agreement dated January 18, 2025, by and between Enovum Data Centers Corp. and Cerebras Wafer Scale UCC.
10.21*†	Master Service Agreement effective as December 11, 2024, by and between Bit Digital Iceland ehf and Coral Ventures Fund XII.
10.22*	Capacity Agreement from Duke Energy Carolinas, LLC
10.23*#	Credit Facilities dated June 18, 2025 among Enovum Data Centers Corp and its subsidiaries and the Royal Bank of Canada.
10.24*†	Amendment to Real Estate Purchase and Sale Agreement dated as of May 19, 2025 between Enovum Data Centers Corp and Unifi Inc. for NC-1.
10.25*	Master Services and Lease Agreement dated October 9, 2024, by and between Bit Digital HPC, Inc. and Boosteroid, Inc.

Exhibit Number	Exhibit Description
10.26*	Form of Indemnification Agreement between the Company and its directors and executive officers.
21.1*	List of Subsidiaries
23.1**	Consent of Audit Alliance LLP for WhiteFiber Inc
23.2**	Consent of Audit Alliance LLP for Enovum Data Centers Group
23.3**	Consent of Ogier (Cayman) LLP (included in Exhibit 5.1)
23.4*	Consent of Davidoff Hutcher & Citron LLP (included in Exhibit 8.1)
24.1*	Power of Attorney (included on the signature page to this Registration Statement)
99.1*	Consent of David Andre
99.2*	Audited Financial Statements of Enovum Data Centers Corp.
99.3*	Consent of Pruitt Hall
107**	Filing Fee Table

____________

*        Previously filed.

**      Filed herewith.

†        Certain of the exhibits and schedules to this Exhibit have been omitted in accordance with Regulation S-K Item 601(b)(5). The Registrant agrees to furnish supplementally a copy of all omitted exhibits and schedules to the Securities and Exchange Commission upon its request.

#        The Registrant has redacted provisions or terms of this exhibit pursuant to Regulation S-K Item 601(b)(10)(iv). While portions of the exhibit have been redacted, this exhibit includes a prominent statement on the first page of the exhibit that certain identified information has been excluded from the exhibit because it is both not material and is the type that the Registrant treats as private or confidential. The Registrant agrees to furnish an unredacted copy of the exhibit to the SEC upon its request.

+        Indicates management contract or compensatory plan.

(1)      Incorporated by reference to Exhibit 10.1 Bit Digital, Inc.’s report of foreign private issuer on Form 6-K filed with the SEC on October 17, 2024.

(2)      Incorporated by reference to Exhibit 10.1 to Bit Digital, Inc.’s current report on Form 8-K filed with the SEC on April 15, 2025.

(3)      Incorporated by reference to Exhibit 10.1 to Bit Digital, Inc.’s current report on Form 8-K filed with the SEC on April 16, 2025.

Item 17. Undertakings

Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

The undersigned registrant hereby undertakes that:

(1)    For purposes of determining any liability under the Securities Act of 1933, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the registrant pursuant to Rule 424(b) (1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this registration statement as of the time it was declared effective.

(2)    For the purpose of determining any liability under the Securities Act of 1933, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, the registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized on the 29th day of July, 2025.

WHITEFIBER, INC.
By:	/s/ Sam Tabar
Name:	Sam Tabar
Title:	Chief Executive Officer

Pursuant to the requirements of the Securities Act of 1933, this registration statement has been signed by the following persons in the capacities and on the dates indicated.

Signature	Title	Date
/s/ Sam Tabar	Chief Executive Officer	July 29, 2025
Sam Tabar	(Principal Executive Officer)
*	Chief Financial Officer and Director	July 29, 2025
Erke Huang	(Principal Financial and Accounting Officer)
*	Director	July 29, 2025
Ichi Shih
*	Director	July 29, 2025
Jiashu (“Bill”) Xiong
* By:	/s/ Sam Tabar
Name:	Sam Tabar
Title:	Attorney-in-fact

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